As filed with the Securities and Exchange Commission on June 17, 2022

Registration Nos.	333-
811-07467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   [X]

Pre-Effective Amendment No.               [    ]

Post-Effective Amendment No.              [    ]

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   [X]

Amendment No. 132                 [X]

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

(Exact Name of Registrant)

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

(Name of Depositor)

800 Westchester Avenue, Suite 641 North, Rye Brook, NY 10573

(Address of Depositor’s Principal Executive Offices) (Zip Code)

(203) 762-4400

(Depositor’s Telephone Number, including Area Code)

CT Corporation System

28 Liberty Street

Floor 42

New York, NY 10005

(212) 894-8940

(Name and Address of Agent for Service)

Copies of all communications to:

Karen Carpenter	Dodie C. Kent, Esq.
Assistant General Counsel	Partner
Wilton Reassurance Company	Eversheds Sutherland (US) LLP
4840 N. River Blvd.	1114 Avenue of the Americas, 40th Floor
Cedar Rapids, Iowa 52411	New York, New York 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered: Units of interest in Allstate Life of New York Separate Account A under deferred variable annuity contracts.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note: Units of interest supporting the deferred variable annuity contracts issued through the Registrant were previously registered on Form N-4 (File Nos. 333-143228; 811-07467). Upon effectiveness of the merger of Allstate Life Insurance Company of New York with and into Wilton Reassurance Life Company of New York (“WRNY”), WRNY became the obligor of the contracts and the depositor of Registrant, necessitating the filing of a new Registration Statement under the Securities Act of 1933 and an amendment to the Registration Statement under the Investment Company Act of 1940.

ALLSTATE RETIREMENTACCESS VARIABLE ANNUITY B SERIES

ALLSTATE RETIREMENTACCESS VARIABLE ANNUITY L SERIES

ALLSTATE RETIREMENTACCESS VARIABLE ANNUITY X SERIES

Flexible Premium Deferred Variable Annuity Contract

Issued By

Wilton Reassurance Life Company of New York

Through

Allstate Life of New York Separate Account A

Supplement dated June 17, 2022 to the Prospectus dated May 1, 2009

Administrative Office:

Street Address: 5801 SW 6th Ave., Topeka, KS 66636

Mailing Address: P.O. Box 758559, Topeka, KS 66675-8559

Telephone Number: 1-800-457-8207

Fax: 1-785-228-4584

This supplement updates certain information contained in the prospectus, dated May 1, 2009, for the Allstate RetirementAccess Variable Annuity B Series, L Series, and X Series flexible premium deferred variable annuity contract (the “Contract”). Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus.

Wilton Reassurance Life Company of New York (“WRNY”) is supplementing the prospectus dated May 1, 2009 for the Allstate RetirementAccess Variable Annuity B Series, L Series, and X Series (the “Contract”) to provide information regarding the merger (the “Merger”) of Allstate Life Insurance Company of New York (“Allstate New York”), with and into WRNY and to update certain other information since the prospectus was last updated. Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus. Except as modified in this supplement, all other terms and information in the prospectus remain unchanged.

On October 1, 2021, Wilton Reassurance Company (“WRAC”) acquired Allstate New York. On November 1, 2021 Allstate New York merged into WRNY a subsidiary of WRAC (the “Merger”).

Before the Merger, Allstate New York was the issuer of your Contract. After the Merger, Allstate New York’s corporate existence ceased by operation of law, and WRNY assumed legal ownership of all of the assets of Allstate New York, including Allstate Life of New York Separate Account A (the “Variable Account”) that funds the Contract, and the assets of the Variable Account. As a result of the merger, WRNY became responsible for all liabilities and obligations of Allstate New York, including those created under your Contract.

The Merger did not affect the terms of, or the rights and obligations under, your Contract, other than to change the insurance company that provides your Contract benefits from Allstate New York to WRNY. The Merger did not affect your Contract’s values or result in any adverse tax consequences for any Contractowners. Contractowners will not be charged additional fees or expenses as a result of the Merger.

All references in the prospectus to Allstate Life Insurance Company of New York are changed to Wilton Reassurance Life Company of New York.

You will receive a Contract endorsement from WRNY that reflects the change from Allstate New York to WRNY. Until we amend all forms we use that are related to the Contract, we may still reflect Allstate New York in correspondence and disclosure to you.

The Contract is no longer available for new sales, but owners of outstanding Contracts may continue to make additional purchase payments.

You can contact us about your Contract by writing to us at P.O. Box 758559, Topeka, KS 66675-8559 or calling us at 1-800-457-8207. You may obtain a copy of the Prospectus without charge by going to https://www.accessallstate.com.

Revisions to the May 1, 2009 Prospectus

The information below describes changes to the prospectus as a result of the Merger and otherwise updates information in the prospectus.

I.

References to Allstate Life Insurance Company of New York (including references to “Allstate New York,” “we,” “us” and “our”) throughout the prospectus that are not otherwise addressed below are replaced with references to WRNY.

II.

Please note that there are currently portfolios of the Advance Series Trust available for investment under the Contract, each investing in a different underlying Fund with its own investment objective, policies and risks. For the L Series only, portfolios of ProFund VP are also being offered.

III.

The following replaces the information related to total annual operating expenses of the Funds and the subsequent cost example on page 7 under “ANNUAL PORTFOLIO EXPENSES.” Please note that the fees and expenses of the Contract have not changed as a result of the Merger, and the following information is being provided solely to update the total annual operating expenses of the Funds and to update the cost example.

The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. These expenses may vary from year to year. The range of expenses shown in this table does not show the effect of any such fee waiver or expense reimbursement. More detail concerning each Portfolio’s fees and expenses appears in the prospectus for each Portfolio.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses). Expenses are shown as a percentage of Portfolio average daily net assets (before any waiver or reimbursement) as of December 31, 2021.	0.57%	6.01%

These examples are intended to help you compare the cost of investing in this Annuity with the cost of investing in other variable annuities. Below are examples for each Annuity showing what you would pay in expenses at the end of the stated time periods if you invested $100,000 in the Annuity and your investment had a 5% return each year.

The examples reflect the following fees and charges for each Annuity as described in “Summary of Contract Fees and Charges”:

•	Insurance Charge
•	Contingent Deferred Sales Charge (when and if applicable)
•	Annual Maintenance Fee

The examples also assume the following for the period shown:

•	You allocate all of your Account Value to the Sub-account with the maximum gross total operating expenses for 2021, and those expenses remain the same each year*
•	You make no withdrawals of Account Value
•	You make no transfers, or other transactions for which we charge a fee
•	You elect the most expensive combination of optional benefits. The maximum charge, rather than the current charge, is deducted for these benefits in the examples
•	For the X Series example, the Purchase Credit applicable to the Annuity is 6% of the Purchase Payment*
•	For the X Series example, the Longevity Credit does not apply

Amounts shown in the examples are rounded to the nearest dollar. The example does not include any taxes or tax penalties you may b required to pay if you surrender your Contract.

* Note: Not all Portfolios offered as Sub-accounts may be available depending on optional benefit selection, the applicable jurisdiction and selling firm.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

ARA NY - X Series

	Assuming maximum fees and expenses of any of the portfolios available with the benefit				Assuming minimum fees and expenses of any of the portfolios available with the benefit
	1 Yr	3 Yrs	5 Yrs	10 Yrs	1 Yr	3 Yrs	5 Yrs	10 Yrs
If you surrender your annuity at the end of the applicable time period:	$19,530	$37,692	$53,768	$88,955	$13,752	$21,540	$28,874	$49,160
If you annuitize surrender your annuity at the end of the applicable time period:	$9,990	$29,212	$47,408	$88,955	$4,212	$13,060	$22,514	$49,160
If you do not surrender your annuity at the end of the applicable time period:	$9,990	$29,212	$47,408	$88,955	$4,212	$13,060	$22,514	$49,160

ARA NY - L Series

	Assuming maximum fees and expenses of any of the portfolios available with the benefit				Assuming minimum fees and expenses of any of the portfolios available with the benefit
	1 Yr	3 Yrs	5 Yrs	10 Yrs	1 Yr	3 Yrs	5 Yrs	10 Yrs
If you surrender your annuity at the end of the applicable time period:	$16,407	$32,461	$44,570	$83,703	$10,923	$17,171	$20,994	$45,917
If you annuitize surrender your annuity at the end of the applicable time period:	$9,407	$27,461	$44,570	$83,703	$3,923	$12,171	$20,994	$45,917
If you do not surrender your annuity at the end of the applicable time period:	$9,407	$27,461	$44,570	$83,703	$3,923	$12,171	$20,994	$45,917

ARA NY - B Series

	Assuming maximum fees and expenses of any of the portfolios available with the benefit				Assuming minimum fees and expenses of any of the portfolios available with the benefit
	1 Yr	3 Yrs	5 Yrs	10 Yrs	1 Yr	3 Yrs	5 Yrs	10 Yrs
If you surrender your annuity at the end of the applicable time period:	$16,071	$31,577	$46,288	$81,994	$10,568	$16,118	$22,264	$42,621
If you annuitize surrender your annuity at the end of the applicable time period:	$9,071	$26,577	$43,288	$81,994	$3,568	$11,118	$19,264	$42,621
If you do not surrender your annuity at the end of the applicable time period:	$9,071	$26,577	$43,288	$81,994	$3,568	$11,118	$19,264	$42,621

Please remember that you are looking at examples that are illustrative only and are not a representation of past or future expenses. Your rate of return may be higher or lower than 5%, which is not guaranteed. The above examples assume you elected the Highest Daily Lifetime Seven Income Benefit and the Highest Anniversary Value Death Benefit with a mortality and expense risk charge of 1.55% (X Series), 1.50% (L Series) and 1.15% (B Series).

IV. The following replaces the table in the section titled “Investment Options” beginning on page 17:

Portfolio:	Objective:	Investment Adviser:
Advance Series Trust
AST Academic Strategies Asset Allocation Portfolio	To seek long-term capital appreciation.	PGIM Investments LLC AST Investment Services, Inc.
AST Advanced Strategies Portfolio	To seek a high level of absolute return by using traditional and non-traditional investment strategies and by investing in domestic and foreign equity and fixed income securities, derivative instruments and other investment companies.
AST AllianzGI World Trends Portfolio	To obtain the highest potential total return consistent with its specified level of risk tolerance.
AST Balanced Asset Allocation Portfolio	To obtain the highest potential total return consistent with its specified level of risk tolerance.
AST BlackRock Global Strategies Portfolio	To seek a high total return consistent with a moderate level of risk.
AST Bond Portfolio 2022	To seek the highest total return for a specific period of time, consistent with the preservation of capital and liquidity needs. Total return is comprised of current income and capital appreciation.
AST Bond Portfolio 2023	To seek the highest total return for a specific period of time, consistent with the preservation of capital and liquidity needs. Total return is comprised of current income and capital appreciation.
AST Bond Portfolio 2024	To seek the highest total return for a specific period of time, consistent with the preservation of capital and liquidity needs. Total return is comprised of current income and capital appreciation.
AST Bond Portfolio 2025	To seek the highest total return for a specific period of time, consistent with the preservation of capital and liquidity needs. Total return is comprised of current income and capital appreciation.
AST Bond Portfolio 2026	To seek the highest total return for a specific period of time, consistent with the preservation of capital and liquidity needs. Total return is comprised of current income and capital appreciation.
AST Bond Portfolio 2027	To seek the highest total return for a specific period of time, consistent with the preservation of capital and liquidity needs. Total return is comprised of current income and capital appreciation.

AST Bond Portfolio 2028	To seek the highest total return for a specific period of time, consistent with the preservation of capital and liquidity needs. Total return is comprised of current income and capital appreciation.
AST Bond Portfolio 2029	To seek the highest total return for a specific period of time, consistent with the preservation of capital and liquidity needs. Total return is comprised of current income and capital appreciation.
AST Bond Portfolio 2030	To seek the highest total return for a specific period of time, consistent with the preservation of capital and liquidity needs. Total return is comprised of current income and capital appreciation.
AST Bond Portfolio 2031	To seek the highest total return for a specific period of time, consistent with the preservation of capital and liquidity needs. Total return is comprised of current income and capital appreciation.
AST Bond Portfolio 2032	To seek the highest total return for a specific period of time, consistent with the preservation of capital and liquidity needs. Total return is comprised of current income and capital appreciation.
AST Bond Portfolio 2033	To seek the highest total return for a specific period of time, consistent with the preservation of capital and liquidity needs. Total return is comprised of current income and capital appreciation.
AST Capital Growth Asset Allocation Portfolio	To obtain the highest potential total return consistent with its specified level of risk tolerance.
AST ClearBridge Dividend Growth Portfolio	To seek income, capital preservation, and capital appreciation.
AST Cohen & Steers Global Realty Portfolio	To seek capital appreciation and income.
AST Core Fixed Income Portfolio	To seek to maximize total return, consistent with prudent investment management and liquidity needs, by investing to obtain the average duration specified for the Core Fixed Income Portfolio.
AST Emerging Markets Equity Portfolio	To seek long-term capital appreciation.
AST Global Bond Portfolio	To seek to provide consistent excess returns over the Bloomberg Global Aggregate US Dollar Hedged Bond Index.

AST Goldman Sachs Small-Cap Value Portfolio	To seek long-term capital appreciation.
AST Government Money Market Portfolio	To seek high current income and maintain high levels of liquidity.
AST High Yield Portfolio	To seek maximum total return, consistent with preservation of capital and prudent investment management.
AST International Growth Portfolio	To seek long-term growth of capital.
AST International Value Portfolio	To seek capital growth.
AST Investment Grade Bond Portfolio	To seek to maximize total return, consistent with the preservation of capital and liquidity needs. Total return is comprised of current income and capital appreciation.
AST Jennison Large-Cap Growth Portfolio	To seek long-term growth of capital.
AST J.P. Morgan Global Thematic Portfolio	To seek capital appreciation consistent with its specified level of risk tolerance.
AST J.P. Morgan International Equity Portfolio	To seek capital growth.
AST J.P. Morgan Tactical Preservation Portfolio	To seek to maximize return compared to the benchmark through security selection and tactical asset allocation.
AST Large-Cap Core Portfolio	To seek long-term capital appreciation.
AST Large-Cap Value Portfolio	To seek current income and long-term growth of income, as well as capital appreciation.
AST Loomis Sayles Large-Cap Growth Portfolio	To seek capital growth. Income is not an investment objective and any income realized on the Portfolio’s investments, therefore, will be incidental to the Portfolio’s objective.
AST MFS Global Equity Portfolio	To seek capital growth.
AST MFS Growth Portfolio	To seek long-term growth of capital and future, rather than current, income.
AST MFS Growth Allocation Portfolio	To seek total return.
AST Mid-Cap Growth Portfolio	To seek long-term growth of capital.
AST Mid-Cap Value Portfolio	To seek capital growth.
AST Preservation Asset Allocation Portfolio	To obtain the highest potential total return consistent with its specified level of risk tolerance.

AST Prudential Growth Allocation Portfolio	To seek total return.
AST Quantitative Modeling Portfolio	To seek to obtain a high potential return while attempting to mitigate downside risk during adverse market cycles.
AST Small Cap Growth Portfolio	To seek long-term capital growth.
AST Small-Cap Growth Opportunities Portfolio	To seek capital growth.
AST Small Cap Value Portfolio	To seek to provide long-term capital growth by investing primarily in small-capitalization stocks that appear to be undervalued.
AST T. Rowe Price Asset Allocation Portfolio	To seek a high level of total return by investing primarily in a diversified portfolio of equity and fixed income securities.
AST T. Rowe Price Large Cap Growth Portfolio	To seek long-term growth of capital by investing predominantly in the equity securities of a limited number of large, carefully selected, high-quality US companies that are judged likely to achieve superior earnings growth.
AST T. Rowe Price Natural Resources Portfolio	To seek long-term capital growth primarily through the investment in common stocks of companies that own or develop natural resources (such as energy products, precious metals, and forest products) and other basic commodities.
AST Wellington Management Hedged Equity Portfolio	To seek to outperform a mix of 50% Russell 3000 Index, 20% MSCI Europe, Australasia and the Far East (EAFE) Index, and 30% ICE BofA Three-Month US Treasury Bill Index over a full market cycle by preserving capital in adverse markets utilizing an options strategy while maintaining equity exposure To benefit from up markets through investments in the Portfolio’s subadviser’s equity investment strategies.
AST Western Asset Emerging Markets Debt Portfolio	To seek to maximize total return.
ProFunds VP *
ProFund VP Consumer Goods Portfolio	Seeks investment results, before fees and expenses, that track the performance of the Dow Jones U.S. Consumer GoodsSM Index.	ProFund Advisors LLC
ProFund VP Consumer Services Portfolio	Seeks investment results, before fees and expenses, that track the performance of the Dow Jones U.S. Consumer ServicesSM Index

ProFund VP Financials Portfolio	Seeks investment results, before fees and expenses, that track the performance of the Dow Jones U.S. FinancialsSM Index
ProFund VP Health Care Portfolio	Seeks investment results, before fees and expenses, that track the performance of the Dow Jones U.S. Health CareSM Index
ProFund VP Industrials Portfolio	Seeks investment results, before fees and expenses, that track the performance of the Dow Jones U.S. IndustrialsSM Index
ProFund VP Large-Cap Growth Portfolio	Seeks investment results, before fees and expenses, that track the performance of the S&P 500® Growth Index
ProFund VP Large-Cap Value Portfolio	Seeks investment results, before fees and expenses, that track the performance of the S&P 500® Value Index
ProFund VP Mid-Cap Growth Portfolio	Seeks investment results, before fees and expenses, that track the performance of the S&P MidCap 400® Growth Index
ProFund VP Mid-Cap Value Portfolio	Seeks investment results, before fees and expenses, that track the performance of the S&P MidCap 400® Value Index
ProFund VP Real Estate Portfolio	Seeks investment results, before fees and expenses, that track the performance of the Dow Jones U.S. Real EstateSM Index
ProFund VP Small-Cap Growth Portfolio	Seeks investment results, before fees and expenses, that track the performance of the S&P SmallCap 600® Growth Index
ProFund VP Small-Cap Value Portfolio	Seeks investment results, before fees and expenses, that track the performance of the S&P SmallCap 600® Value Index
ProFund VP Telecommunications Portfolio	Seeks investment results, before fees and expenses, that track the performance of the Dow Jones U.S. Select TelecommunicationsSM Index
ProFund VP Utilities Portfolio	Seeks investment results, before fees and expenses, that track the performance of the Dow Jones U.S. UtilitiesSM Index
*	Only available in the L Series

V.	The following replaces the section under the heading “TAXE CONSIDERATIONS” on page 87:

TAXES

This section provides a general summary of the federal tax law as it pertains to the Contract. We believe that the Contract will qualify as a tax-deferred annuity contract for federal income tax purposes and the following summary assumes so. We do not discuss state or local taxes herein, except as noted. The law described herein could change, possibly retroactively. We have the right to modify the

Contract in response to changes in the law that affect the favorable tax treatment for annuity owners. We do not offer this summary as tax advice, for which you should consult a qualified tax adviser.

Taxation of a Contract will depend, in part, on whether the Contract is purchased as part of a qualified retirement plan, IRA, Roth IRA or other retirement account or plan that is qualified for special treatment under the Code (each a “Qualified Contract”) or outside of a retirement account or plan that is qualified for special treatment under the Code (each a “Non-Qualified Contract”).

Taxation of Qualified Contracts

The following discussion applies to a Contract that has been purchased as part of a Qualified Contract. If a Qualified Contract is purchased, the tax treatment of purchase payments, annuity payments, surrenders and death benefits with respect to a Qualified Contract will be governed by the tax law applicable to qualified retirement plans and IRAs. The IRS has not reviewed the Contracts for qualification as an appropriate investment for a retirement plan, IRA, Roth IRA or other retirement account or plan that is qualified for special treatment under the Code.

Individual Retirement Annuities (IRAs), as defined in Section 408 of the Code, permit individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual’s gross income for the year. The contributions may be deductible in whole or in part, depending on the individual’s income. Distributions from certain retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. An additional 10% tax generally applies to distributions made before age 59 1⁄2, unless an exception applies. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a specified percentage of compensation. The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1⁄2 are subject to an additional 10 percent tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee’s participation in the plan.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and an additional 10% tax may apply to distributions made (1) before age 59 1⁄2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. An additional 10% tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. An individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

Corporate pension and profit-sharing plans under Section 401(a) of the Code allows corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee’s retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1⁄2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

If your Contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders or transfers you request comply with applicable tax requirements and to decline requests that are not in compliance. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender or transfer, you consent to the sharing of confidential information about you, the Contract, and transactions under the Contract and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

Section 457(b) Plans, while not actually providing for a qualified plan as that term is normally used, Section 457(b) provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer.

Withdrawals

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the contract’’ to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the contract” generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the “investment in the contract” under a Qualified Contract can be zero.

Other Tax Issues

Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirements plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

On December 20, 2019, the SECURE Act was passed as part of the comprehensive government appropriations bill. The legislation makes significant changes to laws affecting retirement plans and includes provisions with an immediate or January 1, 2020 effective date.

Please note the following changes to the required minimum distribution (“RMD”) rules:

•

The SECURE Act limits the availability of the “stretch” feature for non-spouse beneficiaries of IRAs and defined contribution retirement plans. Most non-spouse beneficiaries will no longer be able to satisfy the RMD rules with lifetime distributions, but will have to take their distributions within ten years after your death. Certain exceptions apply to “eligible designated beneficiaries which include disabled and chronically ill individuals, individuals who are ten or less years younger than the deceased individual, and children who have not reached the age of majority. This change applies to distributions to designated beneficiaries of individuals who die on and after January 1, 2020.

•

The age on which RMDs generally must begin is extended from age 70 1⁄2 to age 72 for individuals who reach age 70 1⁄2 on or after January 1, 2020. Individuals who had already attained age 70 1⁄2 as of that date must begin or continue taking required minimum distributions based on age 70 1⁄2 required beginning date.

Consult your tax adviser if you think you may be affected by these changes.

Taxation of Non-Qualified Contracts

The following discussion applies to Non-Qualified Contracts. Purchase payments for Non-Qualified Contracts are on an “after-tax” basis, so you pay federal income tax only on your net earnings and net realized gains under the Contract. Generally, these earnings and gains are taxed when you receive distributions thereof under the Contract.

When a non-natural person owns a Non-Qualified Contract, the Contract generally will not be treated as an annuity for federal tax purposes and thus will not enjoy the benefit of tax deferral. However, a Contract owned by a non-natural person as agent for an individual will be treated as an annuity for those purposes.

This summary assumes that the Contractowner is a natural person who is a U.S. citizen or U.S. resident. The federal tax law applicable to corporate taxpayers, non-U.S. citizens, and non-U.S. residents may be different.

Purchase Payments

Your purchase payments are not deductible from your gross income for federal income tax purposes.

Increases in Accumulated Value

Generally, you pay no federal income tax on increases in your Contract’s Accumulated Value until there is a distribution from a Contract. A distribution occurs when there is a partial withdrawal or full surrender or annuity payments begin.

Annuity Payments

Once annuity payments begin, you generally will be taxed for federal income tax purposes only on the net investment income and investment gains you have earned (as ordinary income) and not on the amount of your purchase payments. As a result, a portion of each payment is taxable as ordinary income. The remaining portion is a nontaxable recovery of your investment in the Contract. Generally, your investment in the Contract equals the purchase payments you made, less any amounts you previously withdrew that were not taxable.

For Fixed Annuity Payments, the tax-free portion of each payment is determined by:

•	dividing your investment in the Contract by the total amount you expect to receive out of the Contract, and
•	multiplying the result by the amount of the payment.

For Variable Annuity Payments, the tax-free portion of each payment is (a) your investment in the Contract divided by (b) the number of expected payments.

The remaining portion of each payment, and all of the payments you receive after you recover your investment in the Contract, are fully taxable.

Withdrawals and Surrenders

Before annuity payments begin, withdrawals and surrenders are taxed for federal income tax purposes as follows:

•

a partial withdrawal or total surrender is taxed in the year of receipt to the extent that the Contract’s Accumulated Value exceeds the investment in the Contract (that is, on an “income first” basis); and

•	an additional tax equal to 10% of the taxable distribution applies to distributions before the taxpayer reaches age 59 1⁄2 subject to certain exceptions.

The additional 10% federal tax is generally not imposed on withdrawals that are:

•	made on or after the death of a Contractowner;
•	attributable to the taxpayer becoming disabled; or
•	made as part of a series of substantially equal periodic payments for the life or life expectancy of the taxpayer or for the joint life or joint life expectancy of the taxpayer and the spouse.

If you receive systematic payments that you intend to qualify for the substantially equal periodic payment exception, changes to your systematic payments before you reach age 59 1⁄2 or within five years (whichever is later) after beginning your systematic payments will result in the retroactive imposition of the additional 10% federal tax with interest. Other exceptions may apply under certain circumstances. Special rules may also apply to the exceptions noted above.

For purposes of surrenders, the Code treats all deferred Non-Qualified Contracts that we issue to you in the same calendar year as a single Contract.

Required Distributions

In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an owner of the Contract. Specifically, section 72(s) requires that (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner’s death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner’s death. These requirements will be considered satisfied as to any portion of an owner’s interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner’s death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules apply to Qualified Contracts.

Death Benefits

Unlike the death benefit on a life insurance policy, the death benefit paid on an annuity contract does not pass to the beneficiary free of federal income tax. Generally, a death benefit is included in the income of the recipient as follows:

•	if distributed in a lump sum, it is taxed in the same manner as a surrender of the Contract;
•	if distributed under an annuity payout option, it is taxed in the same manner as annuity payments.

The death benefit paid to a Beneficiary on a Contract is ordinary income to the Beneficiary to the extent it exceeds the Contractowner’s investment in the Contract. The Beneficiary must pay federal income tax on this amount at the Beneficiary’s tax rate. Moreover, the death benefit may also be included in the Contractowner’s federal gross estate unless the Beneficiary is the spouse. If the Beneficiary is not the spouse, the Beneficiary may be eligible for a special federal income tax deduction for a portion of the federal estate tax attributable to the death benefit.

Additional Tax Considerations

Transfers, Assignments and Contract Exchanges

Transferring or assigning ownership of the Contract, designating an annuitant other than the owner, selecting or changing Annuity Commencement Dates or exchanging a Contract (unless the exchange qualifies as a tax-free exchange under Section 1035 of the Code) may result in certain tax consequences, such as liability for federal income and gift taxes, not explained in this prospectus.

Tax Withholding and Reporting

The Code generally requires us to withhold income tax from any Contract distribution, including a partial withdrawal or total surrender or an annuity payment. The amount of withholding depends, in part, on whether the payment is “periodic” or “non-periodic.”

For periodic payments (e.g., annuity payments), if you do not fill out a withholding certificate, tax will be withheld as if you were married and claiming three withholding allowances. If you want us to withhold on a different basis, you must file an appropriate withholding certificate with us. For non-periodic payments (e.g., distributions such as partial withdrawals), we generally withhold 10% of the taxable portion of each payment.

You may elect not to have the withholding rules apply (see exception below regarding “eligible rollover distributions”). For periodic payments, your election is effective for the calendar year for which you file it with us, and for each subsequent year until you amend or modify it. For non-periodic payments, an election is effective when you file it with us, but only for the payment to which it is applicable. We have to notify your recipients of your right to elect not to have taxes withheld.

The Code generally requires us to report all payments to the Internal Revenue Service.

“Eligible rollover distributions” from section 401(a), 403(a), 403(b), and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee’ spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to a tax qualified plan, IRA, Roth IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions; or (ii) non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

While we are not discussing the federal estate tax implications of the Contract, owners of variable annuity contracts should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary who survives the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

Under certain circumstances, the Code may impose a generation-skipping (“GST”) tax when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Internal Revue Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the Internal Revenue Service.

The federal estate tax, gift tax, and GST tax exemptions and maximum rates may be adjusted each year. The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Medicare Tax

Distributions from non-qualified annuity contracts will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax adviser for more information.

Definition of Spouse

All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax adviser for more information on this subject.

Foreign Tax Credits

We may benefit from any foreign tax credits attributable to taxes paid by certain Funds to foreign jurisdictions to the extent permitted under federal tax law.

Other Tax Issues

We are taxed as a “life insurance company” under the Code. We do not expect to incur any federal income tax as a result of the net earnings or realized net capital gains attributable to the Variable Account. Based upon this expectation, no charge is currently assessed against the Variable Account for such tax. If we incur such tax in the future, we may assess a charge for such tax against the Variable Account. We may incur state and local income taxes (in addition to premium taxes) attributable to the Variable Account in several states. At present, these taxes are not significant and we currently do not impose any charge for such taxes against the Variable Account. We may, however, assess the Variable Account for such taxes in the future. If any charges for federal, state or local taxes are assessed against the Variable Account in the future, they could reduce the net investment performances of the Subaccounts.

In order for the Contract to be treated as an annuity contract for federal income tax purposes, the investments of each Subaccount to which purchase payments under the Contract are allocated must be “adequately diversified” in accordance with the Code and Treasury Department regulations. The investment adviser of the Funds monitors each Fund’s investment portfolio to ensure that the diversification requirements are met, because, for purposes thereof, a Fund’s assets are treated as if they are owned by each Subaccount that invests therein. If any Subaccount to which the purchase payments under your Contract are allocated failed to satisfy these requirements, you would be currently taxed on the net earnings and net realized gains of the Subaccount unless your Contract was held in a qualified plan or an IRA. The tax would apply from the first quarter of the failure, until we corrected the failure in conformity with a Treasury Department procedure. This is a risk that is common to all variable annuity contracts.

Each Fund under the Contract sells its shares not only to the Variable Account but also to other separate accounts that fund variable life insurance policies and variable annuity contracts. We do not anticipate any disadvantage resulting from this arrangement. However, it is possible that a material conflict of interest could arise between the interests of policyowners and contractowners that invest in the same Fund. If such a conflict were to arise, we would take whatever steps were necessary to protect the interests of policyowners and contractowners, including potentially substituting a different fund for the Fund. It is also possible that the failure of one separate account to comply with the federal tax law requirements could cause all of the separate accounts to lose their tax-deferred status. This is a risk that is common to many variable life insurance policies and variable annuities.

Under certain circumstances, a Contractowner’s control of the investments of the Variable Account could cause the Contractowner, rather than us, to be treated as the owner of the assets in the Variable Account for federal tax purposes, which would result in the current taxation of the net income and net realized gains on those assets to the Contractowner. Based upon existing IRS guidance, we do not believe that the ownership rights of a Contractowner under the Contract would result in a Contractowner being treated as the owner of the assets of the Contract. However, we do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Therefore, we reserve the right to modify the Contract as necessary to attempt to prevent a Contractowner from being considered the owner of a pro rata share of the assets of the Contract.

VI.	The following replaces the section titled “WHAT IS ALLSTATE NEW YORK?” beginning on page 94:

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

WRNY is a stock life insurance company incorporated under the laws of the State of New York. On October 1, 2021, Allstate New York became a wholly owned subsidiary of Wilton Reassurance Company (“Wilton”), a life insurance company incorporated under the laws of Minnesota. Subsequent to the acquisition, on November 1, 2021 Allstate New York merged into and become a part of WRNY another wholly owned subsidiary of Wilton. WRNY is engaged in the administration of life insurance and annuity contracts and is licensed in all 50 states, the District of Columbia, and the U.S. Virgin Islands.

WRNY’s home office is located at 800 Westchester Avenue, Suite 641 North, Rye Brook, New York.

VII.	The following replaces the section titled “WHO DISTRIBUTES ANNUITIES OFFERED BY ALLSTATE NEW YORK?” on page 96

Principal Underwriter. Everlake Distributors, LLC (“Everlake”) f/k/a Allstate Distributors, L.L.C. serves as principal underwriter of the Policies. Everlake is an affiliate of Everlake Life Insurance Company of New York. Everlake is a registered broker dealer under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), and is a member of FINRA. The principal business address for Everlake is 3100 Sanders Road, suite 303, Northbrook, IL 60062.

On January 26, 2021, The Allstate Corporation announced it had entered into an agreement to transfer the Distributor of the Policy, Allstate Distributors, LLC, to Everlake US Holdings Company (f/k/a Antelope US Holdings Company), a Delaware corporation, an affiliate of an investment fund associated with The Blackstone Group Inc. (the “Transfer”). The Transfer closed in the fourth quarter of 2021.

Everlake does not sell Annuities directly to purchasers. Everlake enters into selling agreements with affiliated and unaffiliated broker-dealers and banks to sell the Annuities through their registered representatives. The broker-dealers are registered with the SEC and are FINRA member firms. Their registered representatives are also licensed as insurance agents by applicable state insurance authorities and appointed as our agents in order to sell the Annuities. Annuities also may be sold by representatives or employees of banks that may be acting as broker-dealers without separate registration under the Exchange Act, pursuant to legal and regulatory exceptions.

We will pay commissions to broker-dealers and banks which sell the Annuities. Commissions paid vary, but we may pay up to a maximum sales commission of 7.5% of total purchase payments. In addition, we may pay ongoing annual compensation of up to 1.25% of Account Value. Individual representatives receive a portion of compensation paid to the broker-dealer or bank with which they are associated in accordance with the broker-dealer’s or bank’s practices. We estimate that commissions and annual compensation, when combined, will not exceed 8.5% of total purchase payments. However, commissions and annual compensation could exceed that amount because ongoing annual compensation is related to Account Value and the number of years the Annuity is held.

From time to time, we pay asset-based compensation and/or marketing allowances to banks and broker-dealers. These payments vary among individual banks and broker dealers, and the asset-based payments may be up to 0.25% of Account Value annually. These payments are intended to contribute to the promotion and marketing of the Annuities, and they vary among banks and broker-dealers. The marketing and distribution support services include but are not limited to:

(1) placement of the Annuities on a list of preferred or recommended products in the bank’s or broker-dealer’s distribution system; (2) sales promotions with regard to the Annuities; (3) participation in sales conferences; and (4) helping to defray the costs of sales conferences and educational seminars for the bank or broker-dealer’s registered representatives.

In addition to the commissions paid to the selling registered representative, we may make other payments to promote the sale of our Annuities. To contribute to the promotion and marketing of the Annuities, we may enter into compensation arrangements with certain selling broker- dealers or banks (collectively “firms”) under which the firm will provide marketing and distribution support services.

The general types of payments that we make are:

•	Percentage Payments based upon Account Value. This type of payment is a percentage payment that is based upon the total Account Value of all Annuities that were sold through the firm.
•	Based upon Percentage Payments Sales. This type of payment is a percentage payment that is based upon the total amount received as purchase payments for Annuities sold through the firm.
•

Fixed payments. These types of payments are made directly to the firm in a fixed sum without regard to the value of Annuities sold. We may make payments upon the initiation of a relationship or subsequent payments for systems, operational and other support. Examples of other arrangements under which such payments may be made currently include, but are not limited to, sponsorships, conferences (national, regional and top producer), speaker fees, promotional items, and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope.

To the extent permitted by FINRA rules and other applicable laws and regulations, we may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. We may not offer the arrangements to all broker-dealers and banks and the terms of the arrangement may differ among broker-dealers and banks.

We are aware that the following firms received payment of more than $5,000 under one or more of these types of arrangements. The compensation includes payments in connection with variable annuity contracts issued by the former companies Allsate Life Insurance Company and Allstate Life Insurance Company of New York. Some payments may have supported the sale of all the products offered through the firm which could include fixed annuities as well as life insurance products.

Not all firms have arrangements and the terms of the arrangements may differ among firms. While all firms appearing below received payments under one or more of the general types listed above, payments are determined on a firm by firm basis. In fact, a listed firm may not request or accept certain types of payments listed above. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Annuity.

NAME OF FIRM:

Morgan Stanley

LPL Financial Services

Citi Global Markets

Edward Jones

UBS Financial Services

Individual registered representatives, broker-dealers, banks, and branch managers within some broker-dealers and banks participating in one of these compensation arrangements may receive greater compensation for selling the contract than for selling a different contact that is not eligible for the compensation arrangement. While we take the compensation into account when establishing contract charges, any such compensation will be paid by us or Everlake and will not result in any additional charge to you. Your registered representative can provide you with more information about the compensation arrangements that apply to the sale of the Annuity.

Everlake compensates its representatives who act as wholesalers, and their sales management personnel, for Annuity sales. This compensation is based on a percentage of premium payments and/or a percentage of Account Values. The underwriting agreement with Everlake provides that we will reimburse Everlake for expenses incurred in distributing the Annuities, including any liability to Annuity owners arising out of services rendered or Annuities issued.

WRNY pays Everlake a fee for its customary services as principal underwriter.

Further information about the firms that are part of these compensation arrangements appears in the Statement of Additional Information, which is available without charge upon request.

VIII.	The following replaces the section titled “HOW TO CONTACT US” on page 98.

You can contact us by:

•	. calling our Customer Service Team at 1-800-457-8207 during our normal business hours.

•	. writing to us via regular mail at Annuity Service Center, at P.O. Box 758559, Topeka, KS 66675-8559

NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.

Our Customer Service representatives are available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number (PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system and at www.accessallstate.com, our Internet Website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.

Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.

IX.	The following replaces the section titled “LEGAL MATTERS” on page 99:

LEGAL MATTERS

All matters of New York state law pertaining to the Contracts, including the validity of the Contracts and WRNY’s right to issue such Contracts under New York state insurance law, have been passed upon by Jaime Merritt, Assistant Secretary of WRNY.

X	The following is added to your prospectus:

WRITTEN REQUESTS AND FORMS IN GOOD ORDER.

Written requests must include sufficient information and/or documentation, and be sufficiently clear, to enable us to complete your request without the need to exercise discretion on our part to carry it out. You may contact our Administrative Office to learn what information we require for your particular request to be in “good order.” Additionally, we may require that you submit your request on our form. We reserve the right to determine whether any particular request is in good order, and to change or waive any good order requirements at any time.

CYBER SECURITY AND BUSINESS CONTINUITY RISKS

With the increasing use of technology and computer systems in general and, in particular, the Internet to conduct necessary business functions, the Company is susceptible to operational, information security and related risks. These risks, which are often collectively referred to as “cyber security” risks, may include deliberate or malicious attacks, as well as unintentional events and occurrences. These risks are heightened by our offering of increasingly complex products, such as those that feature automatic asset transfer or reallocation strategies, and by our employment of complex investment, trading and hedging programs. Cyber security is generally defined as the technology, operations and related protocol surrounding and protecting a user’s computer hardware, network, systems and applications and the data transmitted and stored therewith. These measures ensure the reliability of a user’s systems, as well as the security, availability, integrity, and confidentiality of data assets.

Deliberate cyber attacks can include, but are not limited to, gaining unauthorized access (including physical break-ins) to computer systems in order to misappropriate and/or disclose sensitive or confidential information; deleting, corrupting or modifying data; and causing operational disruptions. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (in order to prevent access to computer networks). In addition to deliberate breaches engineered by external actors, cyber security risks can also result from the conduct of malicious, exploited or careless insiders, whose actions may result in the destruction, release or disclosure of confidential or proprietary information stored on an organization’s systems.

The Company is also subject to risks related to disasters and other events, such as storms, earthquakes, fires, outbreaks of infectious diseases (such as COVID-19), utility failures, terrorist acts, political and social developments, and military and governmental actions (such as the Russian invasion of Ukraine and the responses by the United States and other governments). These risks are often collectively referred to as “business continuity” risks. These events could adversely affect the Company and our ability to conduct business and process transactions. Although the Company has business continuity plans, it is possible that the plans may not operate as intended or required and that the Company may not be able to provide required services, process transactions, deliver documents or calculate values. It is also possible that service levels may decline as a result of such events.

Cyber security events, disasters and similar events, whether deliberate or unintentional, that could impact the Company and Contract owners could arise not only in connection with our own administration of the Contract, but also with entities operating the Contract’s underlying funds and with third-party service providers. Cyber security and other events affecting any of the entities involved with the offering and administration of the Contract may cause significant disruptions in the business operations related to the Contract. Potential impacts may include, but are not limited to, potential financial losses under the Contract, your inability to conduct transactions under the Contract and/or with respect to an underlying fund, an inability to calculate unit values with respect to the Contract and/or the net asset value (“NAV”) with respect to an underlying fund, and disclosures of your personal or confidential account information.

In addition to direct impacts to you, cyber security and other events described above may result in adverse impacts to the Company, including regulatory inquiries, regulatory proceedings, regulatory and/or legal and litigation costs, and reputational damage. Costs incurred by the Company may include reimbursement and other expenses, including the costs of litigation and litigation settlements and additional compliance costs. Considerable expenses also may be incurred by the Company in enhancing and upgrading computer systems and systems security following a cyber security failure or responding to a disaster or similar event. The rapid proliferation of technologies, as well as the increased sophistication and activities of organized crime, hackers, terrorists, and others continue to pose new and significant cyber security threats. In addition, the global spread of COVID-19 has caused the Company and its service providers to implement business continuity plans, including widespread use of work-from-home arrangements. Although the Company, our service providers, and the underlying funds offered under the Contract may have established business continuity plans and risk management systems to mitigate risks, there can be no guarantee or assurance that such plans or systems will be effective, or that all risks that exist, or may develop in the future, have been completely anticipated and identified or can be protected against. Furthermore, the Company cannot control or assure the efficacy of the cyber security and business continuity plans and systems implemented by third-party service providers, the underlying funds, and the issuers in which the underlying funds invest.

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

P.O. Box 70178, Philadelphia, PA 19176

ALLSTATE RETIREMENTACCESS VARIABLE ANNUITY B SERIES (“B SERIES”) ALLSTATE RETIREMENTACCESS VARIABLE ANNUITY L SERIES (“L SERIES”) ALLSTATE RETIREMENTACCESS VARIABLE ANNUITY X SERIES (“X SERIES”)

Flexible Premium Deferred Annuities

PROSPECTUS: MAY 1, 2009

This prospectus describes three different flexible premium deferred annuity classes offered by Allstate Life Insurance Company of New York (“Allstate New York”, “we”, “our”, or “us”). Each of the B Series, L Series, and X Series is a class within a single annuity contract, rather than a separate annuity contract under State insurance law. For convenience in this prospectus, we sometimes refer to each of these annuity classes as an “Annuity”, and to the classes collectively as the “Annuities.” We also sometimes refer to each class by its specific name (e.g., the “B Series”). Each Annuity has different features and benefits that may be appropriate for you based on your financial situation, your age and how you intend to use the Annuity. This prospectus describes the important features of the Annuities and what you should consider before purchasing one of the Annuities. The prospectus also describes differences among the Annuities which include differences in the fees and charges you pay and variations in some product features such as the availability of certain bonus amounts. These differences among the products are discussed more fully in the prospectus and summarized in Appendix B entitled “Selecting the Variable Annuity That’s Right for You”. There may also be differences in the compensation paid to your financial professional for each Annuity. Differences in compensation among different annuities could influence a financial professional’s decision as to which annuity to recommend to you. In addition, selling broker-dealer firms through which each Annuity is sold may decline to make available to their customers certain of the optional features offered generally under the Annuity. Alternatively, such firms may restrict the availability of the optional benefits that they do make available to their customers (e.g., by imposing a lower maximum issue age for certain optional benefits than what is prescribed generally under the Annuity). Selling broker-dealer firms may not offer all the Annuities described in this prospectus and/or may restrict the availability of the Annuity based on certain criteria. Please speak to your registered representative for further details. Each Annuity or certain of its investment options and/or features may not be available in all states. Certain terms are capitalized in this prospectus. Those terms are either defined in the Glossary of Terms or in the context of the particular section. Because the X Series grants credit amounts with respect to your purchase payments, the expenses of the X Series may be higher than expenses for an annuity without a credit. In addition, the amount of the credits that you receive under the X Series may be more than offset by the additional fees and charges associated with the credit. All Series of this Annuity are no longer offered for new sales, however, existing owners may continue to make purchase payments.

THE SUB-ACCOUNTS

Each Sub-account of the Allstate Life of New York Separate Account A (“Separate Account”) invests in an underlying mutual fund portfolio (“Portfolio”). The Allstate Life of New York Separate Account A is a separate account of Allstate New York, and is the investment vehicle in which your Purchase Payments are held. Currently, portfolios of the Advanced Series Trust and Franklin Templeton Variable Insurance Products Trust are being offered. For the L Series only, portfolios of ProFund VP are also being offered. See the following page for a complete list of Sub-accounts.

PLEASE READ THIS PROSPECTUS

Please read this prospectus and the current prospectus for the underlying mutual funds. Keep them for future reference. If you are purchasing one of the Annuities as a replacement for an existing variable annuity or variable life coverage, or a fixed insurance policy, you should consider any surrender or penalty charges you may incur when replacing your existing coverage and that this Annuity may be subject to a contingent deferred sales charge if you elect to surrender the Annuity or take a partial withdrawal. You should consider your need to access the Annuity’s Account Value and whether the Annuity’s liquidity features will satisfy that need.

AVAILABLE INFORMATION

We have also filed a Statement of Additional Information, dated May 1, 2009 that is available from us, without charge, upon your request. The contents of the Statement of Additional Information are described on page 92. The Statement of Additional Information is incorporated by reference into this prospectus. This prospectus is part of the registration statement we filed with the SEC regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at the prescribed rates from the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C., 20549. (See file number 333- 143228). These documents, as well as documents incorporated by reference, may also be obtained through the SEC’s Internet Website (www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.

These annuities are NOT deposits or obligations of, or issued, guaranteed or endorsed by, any bank, are NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment in an annuity involves investment risks, including possible loss of value, even with respect to amounts allocated to the AST Money Market Sub-account.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FOR FURTHER INFORMATION CALL: 1-877-234-8688

INVESTMENT OPTIONS

(Certain investment options may not be available with your Annuity)

Advanced Series Trust

AST Academic Strategies Asset Allocation

AST Advanced Strategies

AST Aggressive Asset Allocation

AST AllianceBernstein Core Value

AST AllianceBernstein Growth & Income

AST American Century Income & Growth

AST Balanced Asset Allocation

AST Bond Portfolio 2015

AST Bond Portfolio 2016

AST Bond Portfolio 2018

AST Bond Portfolio 2019

AST Bond Portfolio 2020

AST Capital Growth Asset Allocation

AST CLS Growth Asset Allocation

AST CLS Moderate Asset Allocation

AST Cohen & Steers Realty

AST DeAM Large-Cap Value

AST Federated Aggressive Growth

AST First Trust Balanced Target

AST First Trust Capital Appreciation Target

AST Focus Four Plus

AST Global Real Estate

AST Goldman Sachs Concentrated Growth

AST Goldman Sachs Mid-Cap Growth

AST Goldman Sachs Small-Cap Value

AST High Yield

AST Horizon Growth Asset Allocation

AST Horizon Moderate Asset Allocation

AST International Growth

AST International Value

AST Investment Grade Bond

AST JPMorgan International Equity

AST Large-Cap Value

AST Lord Abbett Bond-Debenture

AST Marsico Capital Growth

AST MFS Global Equity

AST MFS Growth

AST Mid-Cap Value

AST Money Market

AST Neuberger Berman Mid-Cap Growth

AST Neuberger Berman/LSV Mid-Cap Value

AST Neuberger Berman Small-Cap Growth Portfolio

AST Niemann Capital Growth Asset Allocation

AST Parametric Emerging Markets Equity

AST PIMCO Limited Maturity Bond

AST PIMCO Total Return Bond

AST Preservation Asset Allocation

AST QMA US Equity Alpha

AST Schroders Multi-Asset World Strategies

AST Small-Cap Growth

AST Small-Cap Value

AST T. Rowe Price Asset Allocation

AST T. Rowe Price Global Bond

AST T. Rowe Price Large-Cap Growth

AST T. Rowe Price Natural Resources

AST UBS Dynamic Alpha

AST Western Asset Core Plus Bond

Franklin Templeton Variable Insurance Products Trust

Franklin Templeton VIP Founding Funds Allocation Fund

ProFunds VP*

ProFund VP Consumer Goods

ProFund VP Consumer Services

ProFund VP Financials

ProFund VP Health Care

ProFund VP Industrials

ProFund VP Large-Cap Growth

ProFund VP Large-Cap Value

ProFund VP Mid-Cap Growth

ProFund VP Mid-Cap Value

ProFund VP Real Estate

ProFund VP Small-Cap Growth

ProFund VP Small-Cap Value

ProFund VP Telecommunications

ProFund VP Utilities

* Available only in the L Series.

(i)

(ii)

GLOSSARY OF TERMS

Many terms used within this Prospectus are described within the text where they appear. The description of those terms are not repeated in this Glossary of Terms.

Account Value The value of each allocation to a Sub-account (also referred to as a “variable investment option”) plus any Fixed Rate Option prior to the Annuity Date, increased by any earnings, and/or less any losses, distributions and charges. The Account Value is calculated before we assess any applicable Contingent Deferred Sales Charge (“CDSC” or “surrender charge”) and/or, other than on an Annuity anniversary, any fee that is deducted from the contract annually in arrears. The Account Value is determined separately for each Sub-account and for each Fixed Rate Option, and then totaled to determine the Account Value for your entire Annuity. With respect to the X Series, the Account Value includes any Longevity Credit we apply, and any Purchase Credits we applied to your Purchase Payments that we are entitled to recover under certain circumstances and the Account Value includes any Longevity Credit we apply. With respect to Annuities with TrueIncome - Highest Daily, Account Value includes the value of any allocation to the Benefit Fixed Rate Account.

Adjusted Purchase Payments As used in the discussion of certain optional benefits in this prospectus and elsewhere, Adjusted Purchase Payments are Purchase Payments, increased by any Purchase Credits applied to your Account Value in relation to such Purchase Payments, and decreased by any charges deducted from such Purchase Payments.

Annuitization The application of Account Value (or Protected Income Value for the Guaranteed Minimum Income Benefit, if applicable) to one of the available annuity options for the Owner to begin receiving periodic payments for life (or joint lives), for a guaranteed minimum number of payments, or for life with a guaranteed minimum number of payments.

Annuity Date The date you choose for annuity payments to commence. The Annuity Date must be no later than the first day of the month coinciding with or next following the 95/th/ birthday of the older of the Owner or Annuitant (unless we agree to another date).

Annuity Year A 12-month period commencing on the Issue Date of the Annuity and each successive 12-month period thereafter.

Beneficiary Continuation Option Instead of receiving a death benefit in a lump sum or under an annuity option, a beneficiary may choose to receive the death benefit under an alternative death benefit payment option as provided by the Code.

Benefit Fixed Rate Account A fixed investment option offered as part of this Annuity that is used only if you have elected TrueIncome - Highest Daily. Amounts allocated to the Benefit Fixed Rate Account earn a fixed rate of interest, and are held within our general account. You may not allocate purchase payments to the Benefit Fixed Rate Account. Rather, Account Value is transferred to and from the Benefit Fixed Rate Account only under the asset transfer feature of TrueIncome - Highest Daily.

Code The Internal Revenue Code of 1986, as amended from time to time.

Contingent Deferred Sales Charge (CDSC) This is a sales charge that may be deducted when you make a full or partial withdrawal under your Annuity. We refer to this as a “contingent” charge because it is imposed only if you make a withdrawal. The charge is a percentage of each applicable Purchase Payment that is being withdrawn. The period during which a particular percentage applies is measured from the effective date of each Purchase Payment. The amount and duration of the CDSC varies among the X Series, L Series, and B Series. See “Summary of Contract Fees and Charges” for details on the CDSC for each Annuity.

Fixed Rate Option An investment option that offers a fixed rate of interest for a specified Guarantee Period during the accumulation period.

Free Look Under state insurance laws, you have the right, during a limited period of time, to examine your Annuity and decide if you want to keep it. This right is referred to as your “free look” right. The length of this time period is dictated by state law and depends on whether your purchase is a replacement or not.

Free Withdrawals You can withdraw a limited amount from your Annuity during each Annuity Year without the application of a CDSC, called the “Free Withdrawal” amount.

Guaranteed Minimum Income Benefit (GMIB) An optional benefit that, for an additional cost, after a seven-year waiting period, guarantees your ability to begin receiving income from your Annuity in the form of annuity payments based on your total Purchase Payments and an annual increase of 5% on such Purchase Payments adjusted for withdrawals (called the “Protected Income Value”), regardless of the impact of market performance on your Account Value. We no longer offer GMIB.

Guarantee Period A period of time during the accumulation period where we credit a fixed rate of interest on a Fixed Rate Option.

Highest Anniversary Value Death Benefit (“HAV”) An Optional Death Benefit that, for an additional cost, provides an enhanced level of protection for your beneficiary(ies) by providing a death benefit equal to the greater of the basic Death Benefit or the Highest Anniversary Value, less proportional withdrawals.

Issue Date The effective date of your Annuity.

Owner With an Annuity issued as an individual annuity contract, the Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity.

Portfolio An underlying mutual fund portfolio in which the Separate Account invests.

Protected Income Value Under the optional Guaranteed Minimum Income Benefit (GMIB), the Protected Income Value is a calculation that determines the basis for guaranteed annuity payments.

Protected Withdrawal Value Under the optional living benefits (other than GMIB), the calculation that determines the basis for guaranteed withdrawals.

Purchase Credit If you purchase the X series, we apply an additional amount, called a Purchase Credit, to your Account Value with each purchase payment you make.

Purchase Payment A cash consideration you give to us for the rights, privileges and benefits of the Annuity.

Separate Account Allstate Life of New York Separate Account A of Allstate Life Insurance Company.

Sub-Account We issue your Annuity through our Separate Account. See “What is the Separate Account?” under the General Information section. The Separate Account invests in underlying mutual fund portfolios (“Portfolios”). From an accounting perspective, we divide the Separate Account into a number of sections, each of which corresponds to a particular Portfolio. We refer to each such section of our Separate Account as a “Sub-account”.

Surrender Value The value of your Annuity available upon surrender prior to the Annuity Date. It equals the Account Value as of the date we price the surrender minus any applicable CDSC, annual maintenance fee, tax charge and the charge for any optional benefits and any additional amounts we applied to your Purchase Payments that we may be entitled to recover under certain circumstances.

TrueIncome An optional benefit that, for an additional cost, guarantees your ability to withdraw an annual amount equal to a percentage of an initial principal value called the Protected Withdrawal Value. Subject to our rules regarding the timing and amount of withdrawals, we guarantee these withdrawal amounts, regardless of the impact of market performance on your Account Value. We no longer offer TrueIncome.

TrueIncome - Highest Daily An optional benefit available for an additional charge that guarantees your ability to withdraw amounts equal to a percentage of a guaranteed benefit base called the Total Protected Withdrawal Value. Subject to our rules regarding the timing and amount of withdrawals, we guarantee these withdrawal amounts, regardless of the impact of market performance on your Account Value. We no longer offer TrueIncome - Highest Daily.

TrueIncome - Highest Daily 7: An optional benefit that, for an additional charge, guarantees your ability to withdraw amounts equal to a percentage of a guaranteed benefit base called the Protected Withdrawal Value. Subject to our rules regarding the timing and amount of withdrawals, we guarantee these withdrawal amounts, regardless of the impact of market performance on your Account Value. TrueIncome - Highest Daily 7 is the same class of optional benefit as our TrueIncome - Highest Daily, but differs (among other things) with respect to how the Protected Withdrawal Value is calculated and how the lifetime withdrawals are calculated.

TrueIncome - Spousal An optional benefit that, for an additional cost, guarantees until the later death of two Designated Lives (as defined in this prospectus) the ability to withdraw an annual amount equal to a percentage of an initial principal value called the Protected Withdrawal Value. Subject to our program rules regarding the timing and amount of withdrawals, we guarantee these withdrawal amounts, regardless of the impact of market performance on your Account Value. We no longer offer TrueIncome - Spousal.

TrueIncome - Spousal Highest Daily 7: An optional benefit that, for an additional charge, guarantees your ability to withdraw amounts equal to a percentage of a guaranteed benefit base called the Protected Withdrawal Value. Subject to our rules regarding the timing and amount of withdrawals, we guarantee these withdrawal amounts, regardless of the impact of market performance on your Account Value. The benefit is the spousal version of the TrueIncome - Highest Daily 7 and is the same class of optional benefit as our TrueIncome - Spousal, but differs (among other things) with respect to how the Protected Withdrawal Value is calculated and to how the lifetime withdrawals are calculated.

Unit A measure used to calculate your Account Value in a Sub-account during the accumulation period.

Valuation Day Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

SUMMARY OF CONTRACT FEES AND CHARGES

Below is a summary of the fees and charges for the Annuities. Some fees and charges are assessed against each Annuity while others are assessed against assets allocated to the Sub-accounts. The fees and charges that are assessed against an Annuity include any applicable Contingent Deferred Sales Charge, Transfer Fee, Tax Charge and Annual Maintenance Fee and the charge for certain optional benefits. The charges that are assessed against the Sub-accounts are the Mortality and Expense Risk charge, the charge for Administration of the Annuity, and the charge for certain optional benefits you elect. Certain optional benefits deduct a charge from the annuity based on a percentage of a “protected value.” Each underlying mutual fund portfolio assesses a fee for investment management, other expenses, and with some mutual funds, a 12b-1 fee. The prospectus for each underlying mutual fund provides more detailed information about the expenses for the underlying mutual funds.

The following tables provide a summary of the fees and charges you will pay if you surrender your Annuity or transfer Account Value among investment options. These fees and charges are described in more detail within this Prospectus.

YOUR TRANSACTION FEES AND CHARGES

(assessed against each Annuity)

CONTINGENT DEFERRED SALES CHARGE /1/

B SERIES

Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8+

7.0% 6.0% 5.0% 4.0% 3.0% 2.0% 1.0% 0.0%

L SERIES

Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5+

7.0% 6.0% 5.0% 4.0% 0.0%

X SERIES

Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8 Yr. 9 Yr. 10+

9.0% 8.5% 8.0% 7.0% 6.0% 5.0% 4.0% 3.0% 2.0% 0.0%

1 The Contingent Deferred Sales Charges are assessed as a percentage of each applicable Purchase Payment and deducted upon surrender or withdrawal. For purposes of calculating this charge, we consider the year following the date of each Purchase Payment as Year 1.

OTHER TRANSACTION FEES AND CHARGES

(assessed against each Annuity)

FEE/CHARGE	B SERIES	L SERIES	X SERIES
Transfer Fee /1/	$20.00	$20.00	$20.00
Maximum	$10.00	$10.00	$10.00
Current

1 Currently, we deduct the fee after the 20/th/ transfer each Annuity Year.

We guarantee that the number of charge free transfers per Annuity Year will never be less than 8.

The following table provides a summary of the periodic fees and charges you will pay while you own your Annuity, excluding the underlying mutual fund Portfolio annual expenses. These fees and charges are described in more detail within this Prospectus.

PERIODIC FEES AND CHARGES (assessed against each Annuity)

FEE/CHARGE Annual Maintenance Fee /1/	B SERIES Lesser of $30 or 2% of Account Value	L SERIES Lesser of $30 or 2% of Account Value	X SERIES Lesser of $30 or 2% of Account Value

Beneficiary Continuation Option Only	Lesser of $30 or 2% of Account Value	Lesser of $30 or 2% of Account Value	Lesser of $30 or 2% of Account Value

ANNUAL FEES/CHARGES OF THE SUB-ACCOUNTS /2/ (assessed as a percentage of the daily net assets of the Sub-accounts)
FEE/CHARGE

Mortality & Expense Risk Charge /3/	1.00%	1.35%	1.40%

Administration Charge /3/	0.15%	0.15%	0.15%

Settlement Service Charge /4/	1.00%	1.00%	1.00%

Total Annual Charges of the Sub-accounts (excluding settlement service charge)	1.15%	1.50%	1.55%

(1) Assessed annually on the Annuity’s anniversary date or upon surrender. Only applicable if Account Value is less than $100,000. Fee may differ in certain states. For beneficiaries who elect the Beneficiary Continuation Option, the fee is only applicable if Account Value is less than $25,000 at the time the fee is assessed.

(2) These charges are deducted daily and apply to the Sub-accounts only.

(3) The combination of the Mortality and Expense Risk Charge and Administration Charge is referred to as the “Insurance Charge” elsewhere in this Prospectus.

(4) The Mortality & Expense Risk Charge and the Administration Charge do not apply if you are a beneficiary under the Beneficiary Continuation Option. The Settlement Service Charge applies only if your beneficiary elects the Beneficiary Continuation Option, and is expressed as an annual charge.

The following table sets forth the charge for each optional benefit under the Annuity. These fees would be in addition to the periodic fees and transaction fees set forth in the tables above.

YOUR OPTIONAL BENEFIT FEES AND CHARGES /1/
OPTIONAL BENEFIT	OPTIONAL BENEFIT FEE/ CHARGE (as a percentage of Sub-account net assets, unless otherwise indicated)	TOTAL ANNUAL CHARGE /2/ for B SERIES	TOTAL ANNUAL CHARGE /2/ for L SERIES	TOTAL ANNUAL CHARGE /2/ for X SERIES

GUARANTEED MINIMUM INCOME BENEFIT (GMIB)
Maximum Charge/3/	1.00% of PIV	1.15% + 1.00% of PIV	1.50% + 1.00% of PIV	1.55% + 1.00% of PIV
Current Charge	0.50% of PIV	1.15% + 0.50% of PIV	1.50% + 0.50% of PIV	1.55% + 0.50% of PIV

TRUEINCOME
Maximum Charge/3/	1.50%	2.65%	3.00%	3.05%
Current Charge	0.60%	1.75%	2.10%	2.15%

TRUEINCOME - SPOUSAL
Maximum Charge/3/	1.50%	2.65%	3.00%	3.05%
Current Charge	0.75%	1.90%	2.25%	2.30%

TRUEINCOME - HIGHEST DAILY
Maximum Charge/3/	1.50%	2.65%	3.00%	3.05%
Current Charge	0.60%	1.75%	2.10%	2.15%

TRUEINCOME - HIGHEST DAILY 7
Maximum Charge/3/	1.50% of PWV	1.15% + 1.50% of PWV	1.50% + 1.50% of PWV	1.55% + 1.50% of PWV
Current Charge	0.60% of PWV	1.15% + 0.60% of PWV	1.50% + 0.60% of PWV	1.55% + 0.60% of PWV

TRUEINCOME - SPOUSAL HIGHEST DAILY 7
Maximum Charge /3/	1.50% of PWV	1.15% + 1.50% of PWV	1.50% + 1.50% of PWV	1.55% + 1.50% of PWV
Current Charge	0.75% of PWV	1.15% + 0.75% of PWV	1.50% + 0.75% of PWV	1.55% + 0.75% of PWV

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT (“HAV”)	0.25%	1.40%	1.75%	1.80%
Current and Maximum Charge /4/
Please refer to the section of this Prospectus that describes each optional benefit for a complete description of the benefit, including any restrictions or limitations that may apply.

1. HOW CHARGE IS DETERMINED Guaranteed Minimum Income Benefit: Charge for this benefit is assessed against the GMIB Protected Income Value (“PIV”). As discussed in the description of the benefit, the charge is taken out of the Sub-accounts and the Fixed Allocations. For B Series, 0.50% of PIV for GMIB is in addition to 1.15% annual charge. For the L Series, 0.50% of PIV for GMIB is in addition to 1.50% annual charge. For the X Series, 0.50% of PIV for GMIB is in addition to 1.55% annual charge. This benefit is no longer available for new elections. This benefit is described on page 44. TrueIncome: Charge for this benefit is assessed against the average daily net assets of the Sub-accounts. For B Series, 1.75% total annual charge applies. For L Series, 2.10% total annual charge applies. For X Series, 2.15% total annual charge applies. This benefit is no longer available for new elections. This benefit is described on page 47. TrueIncome - Spousal: Charge for this benefit is assessed against the average daily net assets of the Sub-accounts. For B Series, 1.90% total annual charge applies. For L Series, 2.25% total annual charge applies. For X Series, 2.30% total annual charge applies. This benefit is no longer available for new elections. This benefit is described on page 52. TrueIncome Highest Daily: Charge for this benefit is assessed against the average daily net assets of the Sub-accounts. For B Series, 1.75% total annual charge applies. For L Series, 2.10% total annual charge applies. For X Series, 2.15% total annual charge applies. This benefit is no longer available for new elections. This benefit is described on page 55.

TrueIncome - Highest Daily 7: Charge for this benefit is assessed against the Protected Withdrawal Value (“PWV”). As discussed in the description of the benefit, the charge is taken out of the Sub-accounts. For B Series, 0.60% of PWV is in addition to 1.15% annual charge. For L Series, 0.60% of PWV is in addition to 1.50% annual charge. For X Series, 0.60% of PWV is in addition to 1.55% annual charge.

TrueIncome - Spousal Highest Daily 7: Charge for this benefit is assessed against the Protected Withdrawal Value (“PWV”). As discussed in the description of the benefit, the charge is taken out of the Sub-accounts. For B Series, 0.75% of PWV is in addition to 1.15% annual charge. For L Series, 0.75% of PWV is in addition to 1.50% annual charge. For X Series, 0.75% of PWV is in addition to 1.55% annual charge.

2. The Total Annual Charge includes the Insurance Charge assessed against the average daily net assets allocated to the Sub-accounts. If you elect more than one optional benefit, the Total Annual Charge would be increased to include the charge for each optional benefit. With respect to GMIB, the 0.50% charge is assessed against the GMIB Protected Income Value. With respect to each of TrueIncome - Highest Daily 7 and TrueIncome - Spousal Highest Daily 7, the charge is assessed against the Protected Withdrawal Value. With respect to each of TrueIncome - Highest Daily 7 and TrueIncome - Spousal Highest Daily 7 one-fourth of the annual charge is deducted at the end of each quarter, where the quarters are part of years that have as their anniversary the date that the benefit was elected. These optional benefits are not available under the Beneficiary Continuation Option.

3. We reserve the right to increase the charge to the maximum charge indicated, upon any step-up or reset under the benefit, or new election of the benefit.

4. Our reference in the fee table to “current and maximum” charge does not connote that we have the authority to increase the charge for Annuities that already have been issued. Rather, the reference indicates that there is no maximum charge to which the current charge could be increased for existing Annuities. However, our State filings may have included a provision allowing us to impose an increased charge for newly-issued Annuities.

The following table provides the range (minimum and maximum) of the total annual expenses for the Portfolios as of December 31, 2008. Each figure is stated as a percentage of the Portfolio’s average daily net assets.

TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES
	MINIMUM	MAXIMUM
Total Portfolio Operating Expenses	0.62%	2.49%

The following are the total annual expenses for each Portfolio as of December 31, 2008 except as noted. The “Total Annual Portfolio Operating Expenses” reflect the combination of the Portfolio’s investment management fee, other expenses, and any 12b-1 fees. Each figure is stated as a percentage of the Portfolio’s average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. For certain of the Portfolios, a portion of the management fee has been waived and/or other expenses have been partially reimbursed. The existence of any such fee waivers and/or reimbursements have been reflected in the footnotes. The following expenses are deducted by the Portfolio before it provides Allstate New York with the daily net asset value. The Portfolio information was provided by the Portfolio company and has not been independently verified by us. See the prospectuses or statements of additional information of the Portfolios for further details. The current prospectus and statement of additional information for the Portfolios can be obtained by calling 1-877-234-8688.

PORTFOLIO ANNUAL EXPENSES (as a percentage of the average net assets of the Portfolios)

	For the year ended December 31, 2008
PORTFOLIO	Management Fee	Other Expenses	12b-1 Fee	Acquired Portfolio Fees & Expenses	Total Annual Portfolio Expenses

Advanced Series Trust /1,2,3/
AST Academic Strategies Asset Allocation /4/	0.72%	0.08%	0.00%	0.74%	1.54%
AST Advanced Strategies	0.85%	0.22%	0.00%	0.02%	1.09%
AST Aggressive Asset Allocation	0.15%	0.05%	0.00%	0.90%	1.10%
AST AllianceBernstein Core Value	0.75%	0.18%	0.00%	0.00%	0.93%
AST AllianceBernstein Growth & Income	0.75%	0.13%	0.00%	0.00%	0.88%
AST American Century Income & Growth /5/	0.75%	0.18%	0.00%	0.00%	0.93%
AST Balanced Asset Allocation	0.15%	0.02%	0.00%	0.93%	1.10%
AST Bond Portfolio 2015 /6/	0.64%	0.26%	0.00%	0.00%	0.90%
AST Bond Portfolio 2016 /6,7/	0.65%	1.02%	0.00%	0.00%	1.67%
AST Bond Portfolio 2018 /6/	0.64%	0.35%	0.00%	0.00%	0.99%
AST Bond Portfolio 2019 /6/	0.64%	0.47%	0.00%	0.00%	1.11%
AST Bond Portfolio 2020 /6,7/	0.65%	1.02%	0.00%	0.00%	1.67%
AST Capital Growth Asset Allocation	0.15%	0.01%	0.00%	0.96%	1.12%
AST CLS Growth Asset Allocation /8/	0.30%	0.20%	0.00%	0.95%	1.45%
AST CLS Moderate Asset Allocation /8/	0.30%	0.16%	0.00%	0.93%	1.39%
AST Cohen & Steers Realty Portfolio /5/	1.00%	0.17%	0.00%	0.00%	1.17%
AST DeAM Large-Cap Value	0.85%	0.15%	0.00%	0.00%	1.00%
AST Federated Aggressive Growth	0.95%	0.21%	0.00%	0.00%	1.16%
AST First Trust Balanced Target	0.85%	0.15%	0.00%	0.00%	1.00%
AST First Trust Capital Appreciation Target	0.85%	0.15%	0.00%	0.00%	1.00%
AST Focus Four Plus /9/	0.85%	1.08%	0.00%	0.11%	2.04%
AST Global Real Estate	1.00%	0.27%	0.00%	0.00%	1.27%
AST Goldman Sachs Concentrated Growth	0.90%	0.14%	0.00%	0.00%	1.04%
AST Goldman Sachs Mid-Cap Growth	1.00%	0.18%	0.00%	0.00%	1.18%
AST Goldman Sachs Small-Cap Value	0.95%	0.22%	0.00%	0.00%	1.17%

PORTFOLIO ANNUAL EXPENSES (as a percentage of the average net assets of the Portfolios)

	For the year ended December 31, 2008
PORTFOLIO	Management Fee	Other Expenses	12b-1 Fee	Acquired Portfolio Fees & Expenses	Total Annual Portfolio Expenses

Advanced Series Trust /1,2,3/ continued
AST High Yield /5/	0.75%	0.18%	0.00%	0.00%	0.93%
AST Horizon Growth Asset Allocation /10/	0.30%	0.35%	0.00%	0.93%	1.58%
AST Horizon Moderate Asset Allocation /10/	0.30%	0.28%	0.00%	0.87%	1.45%
AST International Growth	1.00%	0.18%	0.00%	0.00%	1.18%
AST International Value	1.00%	0.18%	0.00%	0.00%	1.18%
AST Investment Grade Bond /6/	0.64%	0.13%	0.00%	0.00%	0.77%
AST JPMorgan International Equity /5/	0.89%	0.20%	0.00%	0.00%	1.09%
AST Large-Cap Value /5/	0.75%	0.12%	0.00%	0.00%	0.87%
AST Lord Abbett Bond-Debenture	0.80%	0.17%	0.00%	0.00%	0.97%
AST Marsico Capital Growth	0.90%	0.13%	0.00%	0.00%	1.03%
AST MFS Global Equity	1.00%	0.32%	0.00%	0.00%	1.32%
AST MFS Growth	0.90%	0.15%	0.00%	0.00%	1.05%
AST Mid-Cap Value	0.95%	0.19%	0.00%	0.00%	1.14%
AST Money Market /5/	0.50%	0.12%	0.00%	0.00%	0.62%
AST Neuberger Berman/LSV Mid-Cap Value	0.90%	0.15%	0.00%	0.00%	1.05%
AST Neuberger Berman Mid-Cap Growth /5/	0.90%	0.15%	0.00%	0.00%	1.05%
AST Neuberger Berman Small-Cap Growth	0.95%	0.21%	0.00%	0.00%	1.16%
AST Niemann Capital Growth Asset Allocation /10/	0.30%	0.29%	0.00%	0.87%	1.46%
AST Parametric Emerging Markets Equity	1.10%	0.53%	0.00%	0.00%	1.63%
AST PIMCO Limited Maturity Bond	0.65%	0.15%	0.00%	0.00%	0.80%
AST PIMCO Total Return Bond	0.65%	0.13%	0.00%	0.00%	0.78%
AST Preservation Asset Allocation	0.15%	0.02%	0.00%	0.87%	1.04%
AST QMA US Equity Alpha /11/	1.00%	0.57%	0.00%	0.00%	1.57%
AST Schroders Mulit-Asset World Strategies	1.10%	0.35%	0.00%	0.00%	1.45%
AST Small-Cap Growth	0.90%	0.22%	0.00%	0.00%	1.12%
AST Small-Cap Value	0.90%	0.18%	0.00%	0.00%	1.08%
AST T. Rowe Price Asset Allocation	0.85%	0.15%	0.00%	0.00%	1.00%
AST T. Rowe Price Global Bond	0.80%	0.19%	0.00%	0.00%	0.99%
AST T. Rowe Price Large-Cap Growth	0.88%	0.13%	0.00%	0.00%	1.01%
AST T. Rowe Price Natural Resources Portfolio	0.90%	0.14%	0.00%	0.00%	1.04%
AST UBS Dynamic Alpha	1.00%	0.16%	0.00%	0.00%	1.16%
AST Western Asset Core Plus Bond	0.70%	0.14%	0.00%	0.00%	0.84%

Franklin Templeton Variable Insurance Products Trust /12/
Franklin Templeton VIP Founding Funds Allocation Fund	0.00%	0.13%	0.00%	0.65%	0.78%

ProFunds VP /13/
Consumer Goods	0.75%	0.92%	0.25%	0.00%	1.92%
Consumer Services	0.75%	1.49%	0.25%	0.00%	2.49%
Financials	0.75%	0.83%	0.25%	0.00%	1.83%
Health Care	0.75%	0.74%	0.25%	0.00%	1.74%
Industrials	0.75%	0.87%	0.25%	0.00%	1.87%
Large-Cap Growth	0.75%	0.75%	0.25%	0.00%	1.75%
Large-Cap Value	0.75%	0.80%	0.25%	0.00%	1.80%
Mid-Cap Growth	0.75%	0.77%	0.25%	0.00%	1.77%
Mid-Cap Value	0.75%	0.77%	0.25%	0.00%	1.77%
Real Estate	0.75%	0.77%	0.25%	0.00%	1.77%
Small-Cap Growth	0.75%	0.82%	0.25%	0.00%	1.82%
Small-Cap Value	0.75%	0.91%	0.25%	0.00%	1.91%
Telecommunications	0.75%	0.77%	0.25%	0.00%	1.77%
Utilities	0.75%	0.73%	0.25%	0.00%	1.73%

1 Advanced Series Trust: Share of the Portfolios are generally purchased through variable insurance products. The Advanced Series Trust (the “Trust”) has entered into arrangements with the issuers of the variable insurance products offering the Portfolios under which the Trust compensates the issuers 0.10% for providing ongoing services to Portfolio shareholders in lieu of the Trust providing such services directly to shareholders. Amounts paid under these arrangements are included in “Other Expenses.” Subject to the expense limitations set forth below, for each Portfolio of the Trust (except as noted below), Prudential Investments LLC and AST Investment Services, Inc. have agreed to voluntarily waive a portion of the 0.10% administrative services fee, based on the average daily net assets of each Portfolio of the Trust, as set forth in the table below.

Average Daily Net Assets of Portfolio	Fee Rate Including Waiver

Up to and including $500 million	0.10% (no waiver)

Over $500 million up to and including $750 million	0.09%

Over $750 million up to and including $1 billion	0.08%

Over $1 billion	0.07%

The administrative services fee is not waived in the case of the Dynamic Asset Allocation Portfolios and the Tactical Asset Allocation Portfolios. The Dynamic Asset Allocation Portfolios are AST Aggressive Asset Allocation, AST Balanced Asset Allocation, AST Capital Growth Asset Allocation, and AST Preservation Asset Allocation. The Tactical Asset Allocation Portfolios are AST CLS Growth Asset Allocation, AST CLS Moderate Asset Allocation, AST Horizon Growth Asset Allocation, AST Horizon Moderate Asset Allocation, and AST Niemann Capital Growth Asset Allocation.

The Dynamic Asset Allocation Portfolios and the Tactical Asset Allocation Portfolios are “fund of funds” which means each of these Portfolios invests primarily or exclusively in one or more mutual funds, referred to here as “Underlying Portfolios”. A Portfolio will not be directly subject to the administrative services fee to the extent it invests in Underlying Portfolios. Because the Dynamic Asset Allocation Portfolios generally invest all of their assets in Underlying Portfolios, the Dynamic Asset Allocation Portfolios generally will not be directly subject to the administrative services fee. Because the Tactical Asset Allocation Portfolios generally invest at least 90% of their assets in Underlying Portfolios, only 10% of their assets generally will be directly subject to the administrative services fee. Because the AST Academic Strategies Asset Allocation Portfolio generally invests approximately 65% of its assets in Underlying Portfolios, only 35% of its assets generally will be directly subject to the administrative services fee. The AST Focus Four Plus Portfolio is not directly subject to the administrative services fee to the extent it invests in the Core Plus Bond Portfolio or any other Trust Portfolio. The AST Academic Strategies Portfolio is not directly subject to the administrative services fee to the extent it invests in any other Trust Portfolio. In determining the administrative services fee, only assets of a Tactical Asset Allocation Portfolio, the AST Academic Strategies Asset Allocation Portfolio, and AST Focus Four Plus Portfolio that are not invested in Underlying Portfolios will be counted as average daily net assets of the relevant Portfolio for purposes of the above-referenced breakpoints. This will result in a Portfolio paying higher administrative services fees than if all of the assets of the Portfolio were counted for purposes of computing the relevant administrative services fee breakpoints. The Underlying Portfolios in which the Dynamic Asset Allocation Portfolios, Tactical Asset Allocation Portfolios, and AST Academic Strategies Asset Allocation Portfolio invest, however, will be subject to the administrative services fee.

2 Some of the Portfolios invest in other investment companies (the “Acquired Portfolios”). For example, each Dynamic and Tactical Asset Allocation Portfolio invests in shares of other Portfolios of the Trust. Investors in a Portfolio indirectly bear the fees and expenses of the Acquired Portfolios. The expenses shown under “Acquired Portfolio Fees and Expenses” represent a weighted average of the expense ratios of the Acquired Portfolios in which each Portfolio invested during the year ended December 31, 2008. The Dynamic Asset Allocation Portfolios and AST Focus Four Plus Portfolio do not pay any transaction fees when purchasing or redeeming shares of the Acquired Portfolios. When a Portfolio’s “Acquired Portfolio Fees and Expenses” are less that 0.01%, such expenses are included in the column titled “Other Expenses.” This may cause the Total Annual Portfolio Operating Expenses to differ from those set forth in the Financial Highlights tables of such Portfolios in the prospectus for the Trust.

3 The management fee rate shown in the “management fees” column is based on the indicated Portfolio’s average daily net assets as of the fiscal year ended December 31, 2008, except that the fee rate shown does not reflect the impact of any contractual or voluntary management fee waivers that may be applicable and which would result in a reduction in the fee rate paid by the Portfolio. The management fee rate for certain Portfolios may include “breakpoints” which are reduced fee rates that are applicable at specified levels of Portfolio assets; the effective fee rates shown in the table reflect and incorporate any fee “breakpoints” which may be applicable. 4 Academic Strategies Asset Allocation Portfolio: The only investment management fee to be paid directly to the Investment Managers by the Academic Strategies Asset Allocation Portfolio will be the Portfolio’s annualized contractual investment management fee of 0.72% of its average daily net assets. Since the Academic Strategies Asset Allocation Portfolio is expected to invest approximately 65% of its assets in portfolios of the Trust (referred to here as “Underlying Trust Funds”) under normal circumstances, the Academic Strategies Asset Allocation Portfolio will also indirectly pay investment management fees on its investments in the Underlying Trust Funds. To the extent that the other Asset Allocation Portfolios invest their assets in Underlying Trust Funds, such Asset Allocation Portfolios will also indirectly pay investment management fees on its investments in the Underlying Trust Funds.

The Academic Strategies Asset Allocation Portfolio will not be directly subject to the administrative services fee to the extent it invests in Underlying Trust Funds. The Underlying Trust Funds in which the Academic Strategies Asset Allocation Portfolio invests, however, will be subject to the administrative services fee.

The Academic Strategies Asset Allocation Portfolio indirectly incurs a pro rata portion of the fees and expenses of the Acquired Portfolios in which it invests. From January 1, 2008 to July 20, 2008, the Academic Strategies Asset Allocation Portfolio was known as the AST Balanced Asset Allocation Portfolio (the Balanced Portfolio). The Balanced Portfolio invested all of its assets in Acquired Portfolios. The actual annualized “Acquired Portfolio Fees and Expenses” for the Balanced Portfolio were 0.88% for the period January 1, 2008 to July 20, 2008. As set forth above, under normal conditions, the Academic Strategies Asset Allocation Portfolio invests approximately 65% of its assets in Acquired Portfolios. The actual annualized “Acquired Portfolio Fees and Expenses” for the Academic Strategies Asset Allocation Portfolio were 0.735% for the period July 21, 2008 to December 31, 2008. The Investment Managers have voluntarily agreed to reimburse expenses and/or waive fees so that the Academic Strategies Asset Allocation Portfolio’s “Acquired Portfolio Fees and Expenses” on an annualized basis do not exceed 0.685% of the Academic Strategies Asset Allocation Portfolio’s average daily net assets based on the daily calculation described below. This arrangement will be monitored and applied daily based upon the Academic Strategies Asset Allocation Portfolio’s then current holdings of Acquired Portfolios and the expense ratios of the relevant Acquired Portfolios as of their most recent fiscal year end. Because the expense ratios of the relevant Acquired Portfolios will change over time and may be higher than the expense ratios as of their most recent fiscal year end, it is possible that the Academic Strategies Asset Allocation Portfolio’s actual “Acquired Portfolio Fees and Expenses” may be higher than 0.685% of the Portfolio’s average daily net assets on an annualized basis. These arrangements relating to the Portfolio’s “Acquired Portfolio Fees and Expenses” are voluntary and are subject to termination or modification at any time without prior notice.

The Investment Managers have contractually agreed to reimburse expenses and/or waive fees so that the Academic Strategies Asset Allocation Portfolio’s investment management fees plus “Other Expenses” (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, dividend and interest expense, if any, related to short sales, and extraordinary expenses) do not exceed 0.80% of the Portfolio’s average daily net assets during the Academic Strategies Asset Allocation Portfolio’s first year of operations (i.e., July 21, 2008 through July 20, 2009).

5 Effective as of July 1, 2008, Prudential Investments LLC and AST Investment Services, Inc. have voluntarily agreed to waive a portion of their management fee and/or limit expenses (expressed as a percentage of average daily net assets) for certain Portfolios of the Trust, as set forth in the table below. These arrangements may be discontinued or otherwise modified at any time.

Portfolio	Fee Waiver and/or Expense Limitation

AST Large-Cap Value	0.84%

AST Cohen & Steers Realty	0.97%

AST American Century Income & Growth	0.87%

AST High Yield	0.88%

AST Money Market	0.56%

AST JPMorgan International Equity	1.01%

AST Neuberger Berman Mid-Cap Growth	1.25%

6 With respect to each of the AST Bond Portfolio 2015, AST Bond Portfolio 2016, AST Bond Portfolio 2018, AST Bond Portfolio 2019, AST Bond Portfolio 2020, and the AST Investment Grade Bond Portfolio, Prudential Investments LLC and AST Investment Services, Inc. have voluntarily agreed to waive a portion of their investment management fees and/or reimburse certain expenses for the Portfolios so that each Portfolio’s investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, dividend and interest expense, if any, related to short sales, and extraordinary expenses) do not exceed 1.00% of each Portfolio’s average daily net assets for the fiscal year ending December 31, 2009. These arrangements are voluntary and may be discontinued or otherwise modified by the Investment Managers at any time without prior notice.

7 AST Bond Portfolio 2016 and AST Bond Portfolio 2020 are based on estimated expenses for 2009 at an estimated asset level.

8 Prudential Investments LLC and AST Investment Services, Inc. have voluntarily agreed to waive a portion of their investment management fees and/or reimburse certain expenses for each of the AST CLS Growth Asset Allocation Portfolio and the AST CLS Moderate Asset Allocation Portfolio so that each Asset Allocation Portfolio’s investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, dividend and interest expense, if any, related to short sales, extraordinary expenses, and Underlying Portfolio fees and expenses) do not exceed 0.40% of such Asset Allocation Portfolio’s average daily net assets to $100 million; 0.35% of such Asset Allocation Portfolio’s average daily net assets from $100 million to $200 million; and 0.30% of such Asset Allocation Portfolio’s average daily net assets over $200 million.

9 The Investment Managers have contractually agreed to waive their investment management fees on AST Focus Four Plus Portfolio assets invested in the AST Western Asset Core Plus Bond Portfolio through May 1, 2010. Under normal circumstances, the Portfolio invests approximately 25% of its assets in the AST Western Asset Core Plus Bond Portfolio. Assuming a contractual fee waiver of 0.21% (i.e., 25% of the Portfolio’s contractual investment management fee of 0.85%), the annualized operating expense ratio of the Portfolio would be reduced from 2.04% to 1.83%.

10 The Investment Managers also have voluntarily agreed to waive a portion of their investment management fees and/or reimburse certain expenses for each of the AST Horizon Growth Asset Allocation Portfolio, the AST Horizon Moderate Asset Allocation Portfolio, and the AST Niemann Capital Growth Asset Allocation Portfolio so that each Asset Allocation Portfolio’s investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, dividend and interest expense, if any, related to short sales, extraordinary expenses, and Underlying Portfolio fees and expenses) do not exceed 0.40% of such Asset Allocation Portfolio’s average daily net assets to $250 million; 0.35% of such Asset Allocation Portfolio’s average daily net assets from $250 million to $750 million; and 0.30% of such Asset Allocation Portfolio’s average daily net assets over $750 million. All of these arrangements are voluntary and may be discontinued or otherwise modified by the Investment Managers at any time without prior notice.

11 With respect to the AST QMA US Equity Alpha Portfolio, “Other Expenses” includes dividend expenses on short sales and interest expenses on short sales.

12 The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the acquired fund in this case) to the extent of the Fund’s fees and expenses of the acquired fund. This reduction is required by the Trust’s board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.

13 Other Expenses and Total Annual Portfolio Operating Expenses, which are as of December 31, 2008, have been restated to reflect subsequent changes in the contractual amounts of fees paid for management services. ProFund Advisors LLC has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse other expenses to the extent Total Annual Portfolio Operating Expenses, as a percentage of average daily net assets, exceed 1.68% through April 30, 2010. After such date, any of the expense limitations may be terminated or revised. Amounts waived or reimbursed in a particular fiscal year may be repaid to ProFund Advisors LLC within three years of the waiver or reimbursement to the extent that recoupment will not cause the Portfolio’s expenses to exceed any expense limitation in place at that time. A waiver or reimbursement lowers the expense ratio and increases overall returns to investors.

EXPENSE EXAMPLES

These examples are intended to help you compare the cost of investing in one Allstate New York Annuity with the cost of investing in other Allstate New York Annuities and/or other variable annuities. Below are examples for each Annuity showing what you would pay in expenses at the end of the stated time periods if you invested $10,000 in the Annuity and your investment had a 5% return each year.

The examples reflect the following fees and charges for each Annuity as described in “Summary of Contract Fees and Charges”:

. Insurance Charge

. Contingent Deferred Sales Charge (when and if applicable)

. Annual Maintenance Fee

The examples also assume the following for the period shown:

. You allocate all of your Account Value to the Sub-account with the maximum gross total operating expenses for 2008, and those expenses remain the same each year*

. You make no withdrawals of Account Value

. You make no transfers, or other transactions for which we charge a fee

. You elect TrueIncome - Highest Daily 7 and the Highest Anniversary Value Death Benefit (the maximum combination of optional benefit charges). The maximum charge, rather than the current charge, is deducted for these benefits in the examples

. For the X Series example, the Purchase Credit applicable to the Annuity is 6% of the Purchase Payment*

. For the X Series example, the Longevity Credit does not apply Amounts shown in the examples are rounded to the nearest dollar.

* Note: Not all Portfolios offered as Sub-accounts may be available depending on optional benefit selection, the applicable jurisdiction and selling form.

THE EXAMPLES ARE ILLUSTRATIVE ONLY - THEY SHOULD NOT BE CONSIDERED A

REPRESENTATION OF PAST OR FUTURE EXPENSES OF THE PORTFOLIOS - ACTUAL EXPENSES WILL BE LESS THAN THOSE SHOWN IF YOU ELECT A DIFFERENT COMBINATION OF OPTIONAL BENEFITS THAN INDICATED IN THE EXAMPLES OR IF YOU ALLOCATE ACCOUNT VALUE TO ANY OTHER AVAILABLE SUB-ACCOUNTS.

Expense Examples are provided as follows: 1.) if you surrender the Annuity at the end of the stated time period; 2.) if you annuitize at the end of the stated time period; and 3.) if you do not surrender your Annuity. Since the Annuities are first being offered as of the effective date of this prospectus, no accumulation values are available.

If you surrender your Annuity at the end of the applicable time period:

	1 yr	3 yrs	5 yrs	10 yrs

B SERIES	$1,197	$2,139	$3,066	$5,498

L SERIES	$1,231	$2,234	$2,942	$5,735

X SERIES	$1,452	$2,625	$3,681	$6,114

If you annuitize your Annuity at the end of the applicable time period: /1/

	1 yr	3 yrs	5 yrs	10 yrs

B SERIES	N/A	$1,689	$2,796	$5,498

L SERIES	N/A	$1,784	$2,942	$5,735

X SERIES	N/A	$1,905	$3,141	$6,114

If you do not surrender your Annuity:

	1 yr	3 yrs	5 yrs	10 yrs

B SERIES	$567	$1,689	$2,796	$5,498

L SERIES	$601	$1,784	$2,942	$5,735

X SERIES	$642	$1,905	$3,141	$6,114

1 You may not annuitize in the first Annuity Year.

SUMMARY

Allstate RetirementAccess Variable Annuity B Series (“B Series”) Allstate RetirementAccess Variable Annuity L Series (“L Series”) Allstate RetirementAccess Variable Annuity X Series (“X Series”)

This Summary describes key features of the variable annuities described in this prospectus. It is intended to help give you an overview, and to point you to sections of the prospectus that provide greater detail. This Summary is intended to supplement the prospectus, so you should not rely on the Summary alone for all the information you need to know before purchase. You should read the entire prospectus for a complete description of the variable annuities. Your financial advisor can also help you if you have questions.

What is a variable annuity? A variable annuity is a contract between you and an insurance company. It is designed to help you save money for retirement, and provide income during your retirement. With the help of your financial advisor, you choose how to invest your money within your annuity. The value of your annuity will rise or fall depending on whether the investment options you choose perform well or perform poorly. Investing in a variable annuity involves risk and you can lose your money. By the same token, investing in a variable annuity can provide you with the opportunity to grow your money through participation in mutual fund-type investments. Your financial professional will help you choose your investment options based on your tolerance for risk and your needs.

Variable annuities also offer a variety of optional guarantees to receive an income for life, or death benefits for your beneficiaries, or minimum account value guarantees. These benefits provide a degree of insurance in the event your annuity performs poorly. These optional benefits are available for an extra cost, and are subject to limitations and conditions more fully described later in this prospectus. The guarantees are based on the long-term financial strength of the insurance company.

What does it mean that my variable annuity is “tax-deferred”? Because variable annuities are issued by an insurance company, you pay no taxes on any earnings from your annuity until you withdraw the money. You may also transfer among your investment options without paying a tax at the time of the transfer. Until you withdraw the money, tax deferral allows you to keep money invested that would otherwise go to pay taxes. When you take your money out of the variable annuity, however, you will be taxed on the earnings at ordinary income tax rates rather than lower capital gains rates. If you withdraw earnings before you reach age 59 1/2, you also may be subject to a 10% federal tax penalty.

You may also purchase one of our variable annuities as a tax-qualified retirement investment such as an IRA, SEP-IRA, or Roth IRA. Although there is no additional tax advantage to a variable annuity purchased through one of these plans, you may desire the variable annuities’ other features such as guaranteed lifetime income payments or death benefits for use within these plans.

What variable annuities are offered in this prospectus? This prospectus describes the variable annuities listed below. The annuities differ primarily in how fees are deducted, the investment options offered, and whether the annuity provides credits in certain circumstances. With the help of your financial professional, you choose the annuity based on your time horizon, liquidity needs, and desire for credits. The annuities described in this prospectus are:

. Allstate RetirementAccess Variable Annuity B Series (“B Series”)

. Allstate RetirementAccess Variable Annuity L Series (“L Series”)

. Allstate RetirementAccess Variable Annuity X Series (“X Series”)

How do I purchase one of the variable annuities? See your financial professional to complete an application. Your eligibility to purchase is based on your age and the size of your investment:

Product	Maximum Age for Initial Purchase	Minimum Initial Purchase Payment
B Series	85	$1,000
X Series	75	$10,000
L Series	85	$10,000

The “Maximum Age for Initial Purchase” applies to the oldest owner as of the day we would issue the annuity. If the annuity is to be owned by an entity, the maximum age applies to the annuitant as of the day we would issue the annuity. The availability and level of protection of certain optional benefits may also vary based on the age of the owner or annuitant on the issue date of the annuity, the date the benefit is elected, or the date of the owner’s death. Please see the section entitled “Living Benefits” and “Death Benefit” for additional information on these benefits.

We may allow you to purchase an annuity with an amount lower than the “Minimum Initial Purchase Payment” if you establish an electronic funds transfer that would allow you to meet the minimum requirement within one year.

You may make additional payments of at least $100 into your annuity at any time, subject to maximums allowed by us and as provided by law.

After you purchase your annuity you will have usually ten days to examine it and cancel it if you change your mind for any reason. The period of time and the amount returned to you is dictated by State law. You must cancel your Annuity in writing (referred to as the “free look period”).

See “What Are the Requirements for Purchasing One of the Annuities” for more detail.

Where should I invest my money? With the help of your financial professional, you choose where to invest your money within the Annuity. You may choose from a variety of investment options ranging from conservative to aggressive. Certain optional benefits may limit your ability to invest in the investment options otherwise available to you under the Annuity. These investment options participate in mutual fund investments that are kept in a separate account from our other general assets. Although you may recognize some of the names of the money managers, these investment options are designed for variable annuities and are not the same mutual funds available to the general public. You can decide on a mix of investment options that suit your goals. Or, you can choose one of our investment options that participates in several mutual funds according to a specified goal such as balanced asset allocation, or capital growth asset allocation. Each of the underlying mutual funds is described by its own prospectus, which you should read before investing. There is no assurance that any investment option will meet its investment objective.

You may also allocate money to a fixed rate account that earns interest guaranteed by our general assets. We also offer programs to help discipline your investing, such as dollar cost averaging or automatic rebalancing.

See “Investment Options,” and “Managing your Account Value.”

How can I receive income from my Annuity? You can receive income by taking withdrawals or electing annuity payments. If you take withdrawals, you should plan them carefully, because withdrawals may be subject to tax (see “Tax Considerations”), and may be subject to a contingent deferred sales charge (discussed below). You may withdraw up to 10% of your investment each year without being subject to a contingent deferred sales charge.

You may elect to receive income through annuity payments over your lifetime, also called “annuitization”. This option may appeal to those who worry about outliving their Account Value through withdrawals. If you elect to receive annuity payments, you convert your Account Value into a stream of future payments. This means in most cases you no longer have an account value and therefore cannot make withdrawals. We offer different types of annuity options to meet your needs, and you can trade off the benefits and costs that make sense for you. For example, some of our annuity options allow for withdrawals, and some provide a death benefit, while others guarantee payments for life without a death benefit or the ability to make withdrawals.

See “Access to Account Value.”

Options for Guaranteed Lifetime Withdrawals. We offer several optional benefits for an additional fee that guarantee your ability to take withdrawals for life as a percentage of an initial guaranteed benefit base, even after your account value falls to zero. These benefits may appeal to you if you wish to maintain flexibility and control over your Account Value (instead of converting it to an annuity stream) and want the assurance of predictable income. If you withdraw more than the allowable amount during any year, your future level of guaranteed withdrawals decreases.

As part of these benefits you are required to invest only in certain permitted investment options. Some of the benefits utilize a predetermined transfer formula to help manage your guarantee through all market cycles. Please see applicable optional benefits section as well as Appendix C and D for more information on each formula.

These benefits contain detailed provisions, so please see the following sections of the prospectus for complete details:

. TrueIncome - Highest Daily 7

. TrueIncome - Spousal Highest Daily 7

There are other optional living and death benefits that we previously offered, but are not currently available. See the applicable section of this Prospectus for details.

What happens to my annuity upon death? You may name a beneficiary to receive the proceeds of your annuity upon your death. Your annuity must be distributed within the time periods required by the tax laws. Each of our annuities offers a basic death benefit. The basic death benefit provides your beneficiaries with the greater of your purchase payments less all proportional withdrawals or your value in the annuity at the time of death.

We also offer an optional death benefit for an additional charge:. Highest Anniversary Value Death Benefit: Offers the highest anniversary value death benefit described above.

Each death benefit has certain age restrictions. For the X Series, there is an adjustment for any Purchase Credits received within 12 months prior to death. Please see the “Death Benefit” section of the Prospectus for more information.

How do I receive credits?

With X Series, we apply a credit to your annuity each time you make a purchase payment. Because of the credits, the expenses of the X Series may be higher than other annuities that do not offer credits. The amount of the credit depends on your age at the time the purchase payment is made.

OLDEST OWNERS AGE ON THE DATE THAT THE PURCHASE PAYMENT IS APPLIED TO THE ANNUITY	PURCHASE CREDIT ON PURCHASE PAYMENTS AS THEY ARE APPLIED TO THE ANNUITY
0 - 80	6.00%*
81 - 85	3.00%

* For X Series annuities issued prior to a specified date, the credit applicable to ages 0 - 80 is 5%

With X Series, we also apply a “longevity credit” at the end of your tenth anniversary and every anniversary thereafter. The credit is equal to 0.40% of purchase payments invested with us for more than nine years (less adjustments for any withdrawals). The credit will not apply if your annuity value is zero or less, if you have cumulatively withdrawn more than the amount of eligible purchase payments, or if you annuitize.

Please see the section entitled “Managing Your Account Value” for more information.

What are the Annuity’s Fees and Charges? Contingent Deferred Sales Charge: If you withdraw all or part of your annuity before the end of a period of years, we may deduct a contingent deferred sales charge, or “CDSC”. The CDSC is calculated as a percentage of your purchase payment being withdrawn, and depends on how long you have held your Annuity. The CDSC is different depending on which annuity you purchase:

	Yr. 1	Yr. 2	Yr. 3	Yr. 4	Yr. 5	Yr. 6	Yr. 7	Yr. 8	Yr. 9	Yr. 10+
B Series	7.0%	6.0%	5.0%	4.0%	3.0%	2.0%	1.0%	0.0%	—	—
L Series	7.0%	6.0%	5.0%	4.0%	0.0%	—	—	—	—	—
X Series	9.0%	8.5%	8.0%	7.0%	6.0%	5.0%	4.0%	3.0%	2.0%	0.0%

Each year you may withdraw up to 10% of your purchase payments without the imposition of a CDSC. This free withdrawal feature does not apply when fully surrendering your annuity. We may also waive the CDSC under certain circumstances, such as for medically-related circumstances or taking required minimum distributions under a qualified contract.

Transfer Fee: You may make 20 transfers between investment options each year free of charge. After the 20th transfer, we will charge $10.00 for each transfer. We do not consider transfers made as part of any Dollar Cost Averaging, Automatic Rebalancing or asset allocation program when we count the twenty free transfers. All transfers made on the same day will be treated as one (1) transfer. Any transfers made as a result of the mathematical formula used with an optional benefit will not count towards the total transfers allowed.

Annual Maintenance Fee: Until you start annuity payments, we deduct an Annual Maintenance Fee. The Annual Maintenance Fee is $30.00 or 2% of your Account Value. The Annual Maintenance Fee is only deducted if your Account Value is less than $100,000.

Tax Charge: We may deduct a charge to reimburse us for taxes we may pay on premiums received in certain jurisdictions. The tax charge currently ranges up to 3 1/2% of your Purchase Payments or Account Value and is designed to approximate the taxes that we are required to pay.

Insurance Charge: We deduct an Insurance Charge. It is an annual charge assessed on a daily basis. It is the combination of the Mortality & Expense Risk Charge and the Administration Charge. The charge is assessed against the daily assets allocated to the Sub-accounts and depends on which annuity you purchase:

FEE/CHARGE	B Series	L Series	X Series
Mortality & Expense Risk Charge	1.00%	1.35%	1.40%
Administration Charge	0.15%	0.15%	0.15%
Total Insurance Charge	1.15%	1.50%	1.55%

Charges for Optional Benefits: If you elect to purchase certain optional benefits, we will deduct an additional charge. For some optional benefits, the charge is deducted from your Account Value allocated to the Sub-accounts. This charge is included in the daily calculation of the Unit Price for each Sub-account. For certain other optional benefits, such as TrueIncome - Highest Daily 7, the charge is assessed against the Protected Withdrawal Value and taken out of the Sub-accounts periodically. Please refer to the section entitled “Summary of Contract Fees and Charges” for the list of charges for each Optional Benefit.

Settlement Service Charge: If your beneficiary takes the death benefit under a Beneficiary Continuation Option, we deduct a Settlement Service Charge, although the Insurance Charge no longer applies. The charge is assessed daily against the average assets allocated to the Sub-accounts and is equal to an annual charge of 1.00%.

Fees and expenses incurred by the Portfolios: Each Portfolio incurs total annual operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees that may apply. More detailed information about fees and expenses can be found in the prospectuses for the Portfolios. Please see the “Fees and Charges” section of the Prospectus for more information.

Costs to Sell and Administer Our Variable Annuity: Your financial professional may receive a commission for selling one of our variable annuities to you. We may pay fees to your financial professional’s broker dealer firm to cover costs of marketing or administration. These commissions and fees may incent your financial professional to sell our variable annuity instead of one offered by another company. We also receive fees from the mutual fund companies that offer the investment options for administrative costs and marketing. These fees may influence our decision to offer one family of funds over another. If you have any questions you may speak with your financial professional or us. See “General Information”.

Other Information Please see the section entitled “General Information” for more information about our annuities, including legal information about our company, separate account, and underlying funds.

INVESTMENT OPTIONS

WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIOS? Each variable investment option is a Sub-account of the Allstate Life of New York Separate Account A (see “What is the Separate Account” for more detailed information). Each Sub-account invests exclusively in one Portfolio. You should carefully read the prospectus for any Portfolio in which you are interested. The Investment Objectives/Policies Chart below classifies each of the Portfolios based on our assessment of their investment style (as of the date of this Prospectus). The chart also provides a description of each Portfolio’s investment objective (in italics) and a short, summary description of their key policies to assist you in determining which Portfolios may be of interest to you. There is no guarantee that any Portfolio will meet its investment objective. The Portfolios that you select are your choice - we do not recommend or endorse any particular Portfolio.

Not all portfolios offered as Sub-accounts may be available depending on optional benefit selection, which contract series you selected, the applicable jurisdiction and selling firm. Thus, if you selected particular optional benefits, you would be precluded from investing in certain Portfolios and therefore would not receive investment appreciation (or depreciation) affecting those Portfolios. You bear the investment risk for amounts allocated to the Portfolios. Please see the General Information section of this prospectus, under the heading concerning “Service Fees” for a discussion of fees that we may receive from underlying mutual funds and/or their affiliates.

The name of the advisor/sub-advisor for each Portfolio appears next to the description. Those Portfolios whose name include the prefix “AST” are Portfolios of Advanced Series Trust. The Portfolios of Advanced Series Trust are co-managed by AST Investment Services, Inc. and Prudential Investments LLC, both of which are affiliated companies of The Prudential Insurance Company of America. However, a sub-advisor, as noted below, is engaged to conduct day-to-day management.

The Portfolios are not publicly traded mutual funds. They are only available as investment options in variable annuity contracts and variable life insurance policies issued by insurance companies, or in some cases, to participants in certain qualified retirement plans. However, some of the Portfolios available as Sub-accounts under the Annuities are managed by the same portfolio advisor or sub-advisor as a retail mutual fund of the same or similar name that the Portfolio may have been modeled after at its inception. Certain retail mutual funds may also have been modeled after a Portfolio. While the investment objective and policies of the retail mutual funds and the Portfolios may be substantially similar, the actual investments will differ to varying degrees. Differences in the performance of the funds can be expected, and in some cases could be substantial. You should not compare the performance of a publicly traded mutual fund with the performance of any similarly named Portfolio offered as a Sub-account. Details about the investment objectives, policies, risks, costs and management of the Portfolios are found in the prospectuses for the underlying mutual funds. The current prospectus and statement of additional information for the Portfolios can be obtained by calling 1-877-234-8688.

Beginning May 1, 2008, we will allow Owners of an L Series Annuity to invest in certain ProFund VP Portfolios. However, we will not allow Owners of a B Series or an X Series Annuity to invest in any ProFund VP Portfolios. Nor will we allow beneficiaries who acquire any of the Annuities on or after May 1, 2008 under the Beneficiary Continuation Option to invest in any ProFund VP Portfolios.

Not all Portfolios offered as Sub-accounts are available if you elect certain optional benefits. The following table lists the currently allowable investment options when you choose certain optional benefits:

If you select any one of	Then you may only invest among the following Sub-accounts
the following optional benefits:	(the “Permitted Sub-accounts”):
TrueIncome	AST Academic Strategies Asset Allocation Portfolio
TrueIncome - Spousal	AST Capital Growth Asset Allocation Portfolio
TrueIncome - Highest Daily	AST Balanced Asset Allocation Portfolio
TrueIncome - Highest Daily 7	AST Preservation Asset Allocation Portfolio
TrueIncome - Spousal Highest Daily 7	AST Advanced Strategies Portfolio
AST First Trust Balanced Target Portfolio
AST First Trust Capital Appreciation Target Portfolio
AST Focus Four Plus Portfolio
AST T. Rowe Price Asset Allocation Portfolio
AST UBS Dynamic Alpha Strategy Portfolio
AST CLS Growth Asset Allocation Portfolio
AST CLS Moderate Asset Allocation Portfolio
AST Horizon Growth Asset Allocation Portfolio
AST Horizon Moderate Asset Allocation Portfolio
AST Niemann Capital Growth Asset Allocation Portfolio
AST Schroders Multi-Asset World Strategies Asset Allocation Portfolio
Franklin Templeton VIP Founding Funds Allocation Fund

Under the Guaranteed Minimum Income Benefit and Highest Anniversary Value Death Benefit, all Sub-accounts are permitted.

Additional Information regarding these optional benefits can be found in the “Living Benefits” and “Death Benefit” sections of this Prospectus.

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISOR/ SUB-ADVISOR

ADVANCED SERIES TRUST

ASSET ALLOCATION	AST Academic Strategies Asset Allocation Portfolio (formerly known as AST Balanced Asset Allocation Portfolio): seeks long term capital appreciation. The Portfolio is a multi- asset class fund that pursues both top-down asset allocation strategies and bottom-up selection of securities, investment managers, and mutual funds. Under normal circumstances, approximately 60% of the assets will be allocated to traditional asset classes (including US and international equities and bonds) and approximately 40% of the assets will be allocated to nontraditional asset classes (including real estate, commodities, and alternative strategies). Those percentages are subject to change at the discretion of the advisor.	AlphaSimplex Group, LLC; Credit Suisse Securities (USA) LLC; First Quadrant L.P.; Jennison Associates LLC; Mellon Capital Management Corporation; Pacific Investment Management Company LLC (PIMCO); Prudential Bache Asset Management, Incorporated; Quantitative Management Associates LLC

ASSET ALLOCATION	AST Advanced Strategies Portfolio: seeks a high level of absolute return. The Portfolio invests in traditional and non-traditional investment strategies and by investing in domestic and foreign equity and fixed income securities, derivative instruments in exchange traded funds. The asset allocation generally provides for an allotment of 50% of the portfolio assets to a combination of domestic and international equity strategies and the remainder in a combination of U.S. fixed income, hedged international bond and real return bonds. The manager will allocate the assets of the portfolio across different investment categories and subadvisors.	LSV Asset Management; Marsico Capital Management, LLC; Pacific Investment Management Company LLC (PIMCO); T. Rowe Price Associates, Inc.; William Blair & Company, LLC; Quantitative Management Associates LLC

ASSET ALLOCATION	AST Aggressive Asset Allocation Portfolio: seeks to obtain total return consistent with its specified level of risk. The Portfolio primarily invests its assets in a diversified portfolio of other mutual funds, the underlying portfolios, of the Advanced Series Trust and certain affiliated money market funds. Under normal market conditions, the Portfolio will devote approximately 100% of its net assets to underlying portfolios investing primarily in equity securities (with a range of 92.5% to 100%) and the remainder of its net assets to underlying portfolios investing primarily in debt securities and money market instruments (with a range of 0% - 7.5%). The Portfolio is not limited to investing exclusively in shares of the underlying portfolios and may invest in securities and futures contracts, swap agreements and other financial and derivative instruments.	Prudential Investments LLC; Quantitative Management Associates LLC

LARGE CAP VALUE	AST AllianceBernstein Core Value Portfolio: seeks long-term capital growth by investing primarily in common stocks. The subadviser expects that the majority of the Portfolio’s assets will be invested in the common stocks of large companies that appear to be undervalued. Among other things, the Portfolio seeks to identify compelling buying opportunities created when companies are undervalued on the basis of investor reactions to near-term problems or circumstances even though their long-term prospects remain sound. The subadviser seeks to identify individual companies with earnings growth potential that may not be recognized by the market at large.	AllianceBernstein L.P.

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISOR/ SUB-ADVISOR

LARGE CAP VALUE	AST AllianceBernstein Growth & Income Portfolio: seeks long-term growth of capital and income while attempting to avoid excessive fluctuations in market value. The Portfolio normally will invest in common stocks (and securities convertible into common stocks). The subadviser will take a value-oriented approach, in that it will try to keep the Portfolio’s assets invested in securities that are selling at reasonable valuations in relation to their fundamental business prospects.	AllianceBernstein L.P.

LARGE CAP VALUE	AST American Century Income & Growth Portfolio: seeks capital growth with current income as a secondary objective. The Portfolio invests primarily in common stocks that offer potential for capital growth, and may, consistent with its investment objective, invest in stocks that offer potential for current income. The subadviser utilizes a quantitative management technique with a goal of building an equity portfolio that provides better returns than the S&P 500 Index without taking on significant additional risk and while attempting to create a dividend yield that will be greater than the S&P 500 Index.	American Century Investment Management, Inc.

ASSET ALLOCATION	AST Balanced Asset Allocation Portfolio (formerly known as AST Conservative Asset Allocation Portfolio): seeks to obtain total return consistent with its specified level of risk. The Portfolio primarily invests its assets in a diversified portfolio of other mutual funds, the underlying portfolios, of the Advanced Series Trust and certain affiliated money market funds. Under normal market conditions, the Portfolio will devote approximately 60% of its net assets to underlying portfolios investing primarily in equity securities (with a range of 52.5% to 67.5%, and 40% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments (with a range of 32.5% to 47.5%). The Portfolio is not limited to investing exclusively in shares of the underlying portfolios and may invest in securities and futures contracts, swap agreements and other financial and derivative instruments.	Prudential Investments LLC; Quantitative Management Associates LLC

FIXED INCOME	AST Bond Portfolio 2015: seeks the highest potential total return consistent with its specified level of risk tolerance to meet the parameters established to support the TrueAccumulation benefit and maintain liquidity to support changes in market conditions for a fixed maturity of 2015. Please note that you may not make purchase paymentsto this Portfolio, and that this Portfolio is available only with certain living benefits.	Prudential Investment Management, Inc.

FIXED INCOME	AST Bond Portfolio 2016: seeks the highest potential total return consistent with its specified level of risk tolerance to meet the parameters established to support the TrueAccumulation benefit and maintain liquidity to support changes in market conditions for a fixed maturity of 2016. Please note that you may not make purchase payments to this Portfolio, and that this Portfolio is available only with certain living benefits.	Prudential Investment Management, Inc.

FIXED INCOME	AST Bond Portfolio 2018: seeks the highest potential total return consistent with its specified level of risk tolerance to meet the parameters established to support the TrueAccumulation benefit and maintain liquidity to support changes in market conditions for a fixed maturity of 2018. Please note that you may not make purchase payments to this Portfolio, and that this Portfolio is available only with certain living benefits.	Prudential Investment Management, Inc.

FIXED INCOME	AST Bond Portfolio 2019: seeks the highest potential total return consistent with its specified level of risk tolerance to meet the parameters established to support the TrueAccumulation benefit and maintain liquidity to support changes in market conditions for a fixed maturity of 2019. Please note that you may not make purchase payments to this Portfolio, and that this Portfolio is available only with certain living benefits.	Prudential Investment Management, Inc.

FIXED INCOME	AST Bond Portfolio 2020: seeks the highest potential total return consistent with its specified level of risk tolerance to meet the parameters established to support the TrueAccumulation benefit and maintain liquidity to support changes in market conditions for a fixed maturity of 2020. Please note that you may not make purchase payments to this Portfolio, and that this Portfolio is available only with certain living benefits.	Prudential Investment Management, Inc.

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISOR/ SUB-ADVISOR

ASSET ALLOCATION	AST Capital Growth Asset Allocation Portfolio: seeks to obtain total return consistent with its specified level of risk. The Portfolio primarily invests its assets in a diversified portfolio of other mutual funds, the underlying portfolios, of the Advanced Series Trust and certain affiliated money market funds. Under normal market conditions, the Portfolio will devote approximately 75% of its net assets to underlying portfolios investing primarily in equity securities (with a range of 67.5% to 80%), and 25% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments (with a range of 20.0% to 32.5%). The Portfolio is not limited to investing exclusively in shares of the underlying portfolios and may invest in securities and futures contracts, swap agreements and other financial and derivative instruments.	Prudential Investments LLC; Quantitative Management Associates LLC

ASSET ALLOCATION	AST CLS Growth Asset Allocation Portfolio: seeks the highest potential total return consistent with its specified level of risk tolerance. Under normal circumstances, at least 90% of the Portfolio’s assets will be invested in other portfolios of Advanced Series Trust (the underlying portfolios) while no more than 10% of the Portfolio’s assets may be invested in exchange traded funds (ETFs). Under normal market conditions, the Portfolio will devote from 60% to 80% of its net assets to underlying portfolios and ETFs investing primarily in equity securities, and from 20% to 40% of its net assets to underlying portfolios and ETFs investing primarily in debt securities and money market instruments.	CLS Investments LLC

ASSET ALLOCATION	AST CLS Moderate Asset Allocation Portfolio: seeks the highest potential total return consistent with its specified level of risk tolerance. Under normal circumstances, at least 90% of the Portfolio’s assets will be invested in other portfolios of Advanced Series Trust (the underlying portfolios) while no more than 10% of the Portfolio’s assets may be invested in exchange traded funds (ETFs). Under normal market conditions, the Portfolio will devote from 40% to 60% of its net assets to underlying portfolios and ETFs investing primarily in equity securities, and from 40% to 60% of its net assets to underlying portfolios and ETFs investing primarily in debt securities and money market instruments.	CLS Investments LLC

SPECIALTY	AST Cohen & Steers Realty Portfolio: seeks to maximize total return through investment in real estate securities. The Portfolio pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets in common stocks and other equity securities issued by real estate companies, such as real estate investment trusts (REITs). Under normal circumstances, the Portfolio will invest substantially all of its assets in the equity securities of real estate companies, i.e., a company that derives at least 50% of its revenues from the ownership, construction, financing, management or sale of real estate or that has at least 50% of its assets in real estate. Real estate companies may include real estate investment trusts (REITs).	Cohen & Steers Capital Management, Inc.

LARGE CAP VALUE	AST DeAM Large-Cap Value Portfolio: seeks maximum growth of capital by investing primarily in the value stocks of larger companies. The Portfolio pursues its objective, under normal market conditions, by primarily investing at least 80% of the value of its assets in the equity securities of large-sized companies included in the Russell 1000(R) Value Index. The subadviser employs an investment strategy designed to maintain a portfolio of equity securities which approximates the market risk of those stocks included in the Russell 1000(R) Value Index, but which attempts to outperform the Russell 1000(R) Value Index through active stock selection.	Deutsche Investment Management Americas, Inc.

SMALL CAP GROWTH	AST Federated Aggressive Growth Portfolio: seeks capital growth. The Portfolio pursues its investment objective by investing primarily in the stocks of small companies that are traded on national security exchanges, NASDAQ stock exchange and the over- the-counter-market. Small companies will be defined as companies with market capitalizations similar to companies in the Russell 2000 Growth and S&P 600 Small Cap Index.	Federated Equity Management Company of Pennsylvania/ Federated Global Investment Management Corp.; Federated MDTA LLC

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISOR/ SUB-ADVISOR

ASSET ALLOCATION	AST First Trust Balanced Target Portfolio: seeks long-term capital growth balanced by current income. The Portfolio seeks to achieve its objective by investing approximately 65% in common stocks and approximately 35% in fixed income securities. The Portfolio allocates the equity portion of the portfolio across five uniquely specialized strategies - The Dow(R) Target Dividend, the Value Line(R) Target 25, the Global Dividend Target 15, the NYSE(R) International Target 25, and the Target Small Cap. Each strategy employs a quantitative approach by screening common stocks for certain attributes and/or using a multi-factor scoring system to select the common stocks. The fixed income allocation is determined by the Dow Jones Income strategy which utilizes certain screens to select bonds from the Dow Jones Corporate Bond Index or like-bonds not in the index.	First Trust Advisors L.P.

ASSET ALLOCATION	AST First Trust Capital Appreciation Target Portfolio: seeks long-term capital growth. The Portfolio seeks to achieve its objective by investing approximately 80% in common stocks and approximately 20% in fixed income securities. The portfolio allocates the equity portion of the portfolio across five uniquely specialized strategies - the Value Line(R) Target 25, the Global Dividend Target 15, the Target Small Cap, the Nasdaq(R) Target 15, and the NYSE(R) International Target 25. Each strategy employs a quantitative approach by screening common stocks for certain attributes and/or using a multi-factor scoring system to select the common stocks. The fixed income allocation is determined by the Dow Jones Income strategy which utilizes certain screens to select bonds from the Dow Jones Corporate Bond Index or like-bonds not in the index.	First Trust Advisors L.P.

ASSET ALLOCATION	AST Focus Four Plus Portfolio: seeks long-term capital growth. The Portfolio seeks to achieve its objective by investing approximately 75% in common stocks and approximately 25% in fixed-income securities. The Portfolio allocates the equity portion of the portfolio across four uniquely specialized strategies - The Dow(R) Target Dividend, the Value Line(R) Target 25, the NYSE(R) International Target 25, and the S&P Target SMid 60. Each strategy employs a quantitative approach by screening common stocks for certain attributes and/or using a multi-factor scoring system to select the common stocks.	First Trust Advisors L.P.

SPECIALTY	AST Global Real Estate Portfolio: seeks capital appreciation and income. The Portfolio will normally invest at least 80% of its liquid assets (net assets plus any borrowing made for investment purposes) in equity-related securities of real estate companies. The Portfolio will invest in equity-related securities of real estate companies on a global basis and the Portfolio may invest up to 15% of its net assets in ownership interests in commercial real estate through investments in private real estate.	Prudential Real Estate Investors

LARGE CAP GROWTH	AST Goldman Sachs Concentrated Growth Portfolio: seeks long-term growth of capital. The Portfolio will pursue its objective by investing primarily in equity securities of companies that the subadviser believes have the potential to achieve capital appreciation over the long-term. The Portfolio seeks to achieve its investment objective by investing, under normal circumstances, in approximately 30 - 45 companies that are considered by the subadviser to be positioned for long-term growth.	Goldman Sachs Asset Management, L.P.

MID CAP GROWTH	AST Goldman Sachs Mid-Cap Growth Portfolio: seeks long-term capital growth. The Portfolio pursues its investment objective, by investing primarily in equity securities selected for their growth potential, and normally invests at least 80% of the value of its assets in medium-sized companies. Medium-sized companies are those whose market capitalizations (measured at the time of investment) fall within the range of companies in the Russell Mid-cap Growth Index. The subadviser seeks to identify individual companies with earnings growth potential that may not be recognized by the market at large.	Goldman Sachs Asset Management, L.P.

SMALL CAP VALUE	AST Goldman Sachs Small-Cap Value Portfolio: seeks long-term capital appreciation. The Portfolio will	Goldman Sachs Asset Management, L.P.

seek its objective through investments primarily in equity securities that are believed to be undervalued in the marketplace. The Portfolio will invest, under normal circumstances, at least 80% of the value of its assets plus any borrowings for investment purposes in small capitalization companies.

The 80% investment requirement applies at the time the Portfolio invests its assets. The Portfolio generally defines small capitalization companies as companies with market capitalizations that are within the range of the Russell 2000 Value Index at the time of purchase.

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISOR/ SUB-ADVISOR

FIXED INCOME	AST High Yield Portfolio: seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio will invest, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in non-investment grade high yield, fixed-income investments which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. Non-investment grade investments are financial instruments rated Ba or lower by a Moody’s Investors Services, Inc. or equivalently rated by Standard Poor’s Corporation, or Fitch, or, if unrated, determined by the subadviser to be of comparable quality.	Pacific Investment Management Company LLC (PIMCO)

ASSET ALLOCATION	AST Horizon Growth Asset Allocation Portfolio: seeks the highest potential total return consistent with its specified level of risk tolerance. Under normal circumstances, at least 90% of the Portfolio’s assets will be invested in other portfolios of Advanced Series Trust (the underlying portfolios) while no more than 10% of the Portfolio’s assets may be invested in exchange traded funds (ETFs). Under normal market conditions, the Portfolio will devote from 60% to 80% of its net assets to underlying portfolios and ETFs investing primarily in equity securities, and from 20% to 40% of its net assets to underlying portfolios and ETFs investing primarily in debt securities and money market instruments.	Horizon Investments, LLC

ASSET ALLOCATION	AST Horizon Moderate Asset Allocation Portfolio: seeks the highest potential total return consistent with its specified level of risk tolerance. Under normal circumstances, at least 90% of the Portfolio’s assets will be invested in other portfolios of Advanced Series Trust (the underlying portfolios) while no more than 10% of the Portfolio’s assets may be invested in exchange traded funds (ETFs). Under normal market conditions, the Portfolio will devote from 40% to 60% of its net assets to underlying portfolios and ETFs investing primarily in equity securities, and from 40% to 60% of its net assets to underlying portfolios and ETFs investing primarily in debt securities and money market instruments.	Horizon Investments, LLC

INTERNATIONAL EQUITY	AST International Growth Portfolio: seeks long-term capital growth. Under normal circumstances, the Portfolio invests at least 80% of the value of its assets in securities of issuers that are economically tied to countries other than the United States. Although the Portfolio intends to invest at least 80% of its assets in the securities of issuers located outside the United States, it may at times invest in U.S. issuers and it may invest all of its assets in fewer than five countries or even a single country. The Portfolio looks primarily for stocks of companies whose earnings are growing at a faster rate than other companies or which offer attractive growth.	Marsico Capital Management, LLC; William Blair & Company, LLC

INTERNATIONAL EQUITY	AST International Value Portfolio: seeks long-term capital appreciation. The Portfolio normally invests at least 80% of the Portfolio’s assets in equity securities. The Portfolio will invest at least 65% of its net assets in the equity securities of companies in at least three different countries, without limit as to the amount of assets that may be invested in a single country.	LSV Asset Management; Thornburg Investment Management, Inc.

FIXED INCOME	AST Investment Grade Bond Portfolio: seeks the highest potential total return consistent with its specified level of risk tolerance to meet the parameters established to support the Highest Daily Lifetime Seven benefits and maintain liquidity to support changes in market conditions for a fixed duration (weighted average maturity) of about 6 years. Please note that you may not make purchase payments to this Portfolio, and that this Portfolio is available only with certain living benefits.	Prudential Investment Management, Inc.

INTERNATIONAL EQUITY	AST JPMorgan International Equity Portfolio: seeks long-term capital growth by investing in a diversified portfolio of international equity securities. The Portfolio seeks to meet its objective by investing, under normal market conditions, at least 80% of its assets in a diversified portfolio of equity securities of companies located or operating in developed non-U.S. countries and emerging markets of the world. The equity securities will ordinarily be traded on a recognized foreign securities exchange or traded in a foreign over-the-counter market in the country where the issuer is principally based, but may also be traded in other countries including the United States.	J.P. Morgan Investment Management, Inc.

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISOR/ SUB-ADVISOR

LARGE CAP VALUE	AST Large-Cap Value Portfolio: seeks current income and long-term growth of income, as well as capital appreciation. The Portfolio invests, under normal circumstances, at least 80% of its net assets in common stocks of large capitalization companies. Large capitalization companies are those companies with market capitalizations within the market capitalization range of the Russell 1000 Value Index.	Dreman Value Management L.L.C.; Eaton Vance Management; Hotchkis and Wiley Capital Management LLC

FIXED INCOME	AST Lord Abbett Bond-Debenture Portfolio: seeks high current income and the opportunity for capital appreciation to produce a high total return. The Portfolio invests, under normal circumstances, at least 80% of the value of its assets in fixed income securities. The Portfolio allocates its assets principally among fixed income securities in four market sectors: U.S. investment grade securities, U.S. high yield securities, foreign securities (including emerging market securities) and convertible securities. Under normal circumstances, the Portfolio invests in each of the four sectors described above. However, the Portfolio may invest substantially all of its assets in any one sector at any time, subject to the limitation that at least 20% of the Portfolio’s net assets must be invested in any combination of investment grade debt securities, U.S. Government securities and cash equivalents. The Portfolio may find good value in high yield securities, sometimes called “lower-rated bonds” or “junk bonds,” and frequently may have more than half of its assets invested in those securities. The Portfolio may also make significant investments in mortgage-backed securities. Although the Portfolio expects to maintain a weighted average maturity in the range of five to twelve years, there are no maturity restrictions on the overall Portfolio or on individual securities. The Portfolio may invest up to 20% of its net assets in equity securities. The Portfolio may invest up to 20% of its net assets in foreign securities.	Lord, Abbett & Co. LLC

LARGE CAP GROWTH	AST Marsico Capital Growth Portfolio: seeks capital growth. Income realization is not an investment objective and any income realized on the Portfolio’s investments, therefore, will be incidental to the Portfolio’s objective. The Portfolio will pursue its objective by investing primarily in common stocks of large companies that are selected for their growth potential. Large capitalization companies are companies with market capitalizations within the market capitalization range of the Russell 1000 Growth Index. In selecting investments for the Portfolio, the subadviser uses an approach that combines “top down” macroeconomic analysis with “bottom up” stock selection. The “top down” approach identifies sectors, industries and companies that may benefit from the trends the subadviser has observed. The subadviser then looks for individual companies with earnings growth potential that may not be recognized by the market at large, utilizing a “bottom up” stock selection process. The Portfolio will normally hold a core position of between 35 and 50 common stocks. The Portfolio may hold a limited number of additional common stocks at times when the Portfolio manager is accumulating new positions, phasing out existing or responding to exceptional market conditions.	Marsico Capital Management, LLC

INTERNATIONAL EQUITY	AST MFS Global Equity Portfolio: seeks capital growth. Under normal circumstances the Portfolio invests at least 80% of its assets in equity securities. The Portfolio may invest in the securities of U.S. and foreign issuers (including issuers in emerging market countries). While the portfolio may invest its assets in companies of any size, the Portfolio generally focuses on companies with relatively large market capitalizations relative to the markets in which they are traded.	Massachusetts Financial Services Company

LARGE CAP GROWTH	AST MFS Growth Portfolio: seeks long-term capital growth and future, rather than current income. Under normal market conditions, the Portfolio invests at least 80% of its net assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts. The subadviser uses a “bottom up” as opposed to a “top down” investment style in managing the Portfolio.	Massachusetts Financial Services Company

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISOR/ SUB-ADVISOR

MID CAP VALUE	AST Mid-Cap Value Portfolio: seeks to provide capital growth by investing primarily in mid-capitalization stocks that appear to be undervalued. The Portfolio generally invests, under normal circumstances, at least 80% of the value of its net assets in mid- capitalization companies. Mid-capitalization companies are generally those that have market capitalizations, at the time of purchase, within the market capitalization range of companies included in the Russell Midcap Value Index during the previous 12-months based on month-end data.	EARNEST Partners LLC; WEDGE Capital Management, LLP

FIXED INCOME	AST Money Market Portfolio: seeks high current income while maintaining high levels of liquidity. The Portfolio invests in high-quality, short-term, U.S. dollar denominated corporate, bank and government obligations. The Portfolio will invest in securities which have effective maturities of not more than 397 days.	Prudential Investment Management, Inc.

MID CAP GROWTH	AST Neuberger Berman Mid-Cap Growth Portfolio: seeks capital growth. Under normal market conditions, the Portfolio invests at least 80% of its net assets in the common stocks of mid-capitalization companies. Mid-capitalization companies are those companies whose market capitalization is within the range of market capitalizations of companies in the Russell Midcap(R) Growth Index. Using fundamental research and quantitative analysis, the subadviser looks for fast-growing companies that are in new or rapidly evolving industries. The Portfolio may invest in foreign securities (including emerging markets securities).	Neuberger Berman Management LLC

MID CAP VALUE	AST Neuberger Berman/LSV Mid-Cap Value Portfolio (formerly known as AST Neuberger Berman Mid-Cap Value Portfolio): seeks capital growth. Under normal market conditions, the Portfolio invests at least 80% of its net assets in the common stocks of medium capitalization companies. For purposes of the Portfolio, companies with market capitalizations that fall within the range of the Russell Midcap(R) Index at the time of investment are considered medium capitalization companies. Some of the Portfolio’s assets may be invested in the securities of large-cap companies as well as in small-cap companies. Under the Portfolio’s value-oriented investment approach, the subadviser looks for well-managed companies whose stock prices are undervalued and that may rise in price before other investors realize their worth.	LSV Asset Management; Neuberger Berman Management LLC

SMALL CAP GROWTH	AST Neuberger Berman Small-Cap Growth Portfolio: seeks maximum growth of investors’ capital from a portfolio of growth stocks of smaller companies. The Portfolio pursues its objective, under normal circumstances, by primarily investing at least 80% of its total assets in the equity securities of small-sized companies included in the Russell 2000 Growth(R) Index.	Neuberger Berman Management LLC

ASSET ALLOCATION	AST Niemann Capital Growth Asset Allocation Portfolio: seeks the highest potential total return consistent with its specified level of risk tolerance. Under normal circumstances, at least 90% of the Portfolio’s assets will be invested in other portfolios of Advanced Series Trust (the underlying portfolios) while no more than 10% of the Portfolio’s assets may be invested in exchange traded funds (ETFs). Under normal market conditions, the Portfolio will devote from 60% to 80% of its net assets to underlying portfolios and ETFs investing primarily in equity securities, and from 20% to 40% of its net assets to underlying portfolios and ETFs investing primarily in debt securities and money market instruments.	Neimann Capital Management Inc.

INTERNATIONAL EQUITY	AST Parametric Emerging Markets Equity Portfolio: seeks long-term capital appreciation. The Portfolio normally invests at least 80% of its net assets in equity securities traded on the equity markets of emerging market countries, which are those considered to be developing. Emerging markets countries include countries in Asia, Latin America, the Middle East, Southern Europe, Eastern Europe, Africa and the region formerly comprising the Soviet Union. A company will be considered to be located in an emerging market country if it is domiciled in or derives more that 50% of its revenues or profits from emerging market countries. The Portfolio seeks to employ a top-down, disciplined and structured investment process that emphasizes broad exposure and diversification among emerging market countries, economic sectors and issuers.	Parametric Portfolio Associates LLC

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISOR/ SUB-ADVISOR

FIXED INCOME	AST PIMCO Limited Maturity Bond Portfolio: seeks to maximize total return consistent with preservation of capital and prudent investment management. The Portfolio will invest, under normal circumstances, at least 80% of the value of its net assets in fixed- income investment instruments of varying maturities which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.	Pacific Investment Management Company LLC (PIMCO)

FIXED INCOME	AST PIMCO Total Return Bond Portfolio: seeks to maximize total return consistent with preservation of capital and prudent investment management. The Portfolio will invest, under normal circumstances, at least 80% of the value of its net assets in fixed income investments, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.	Pacific Investment Management Company LLC (PIMCO)

ASSET ALLOCATION	AST Preservation Asset Allocation Portfolio: seeks to obtain total return consistent with its specified level of risk. The Portfolio primarily invests its assets in a diversified portfolio of other mutual funds, the underlying portfolios, of the Advanced Series Trust and certain affiliated money market funds. Under normal market conditions, the Portfolio will devote approximately 35% of its net assets to underlying portfolios investing primarily in equity securities (with a range of 27.5% to 42.5%), and 65% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments (with a range of 57.5% to 72.5%. The Portfolio is not limited to investing exclusively in shares of the underlying portfolios and may invest in securities and futures contracts, swap agreements and other financial and derivative instruments.	Prudential Investments LLC; Quantitative Management Associates LLC

LARGE CAP BLEND	AST QMA US Equity Alpha Portfolio: seeks long term capital appreciation. The portfolio utilizes a long/short investment strategy and will normally invest at least 80% of its net assets plus borrowings in equity and equity related securities of US issuers. The benchmark index is the Russell 1000(R) which is comprised of stocks representing more than 90% of the market cap of the US market and includes the largest 1000 securities in the Russell 3000(R) index.	Quantitative Management Associates LLC

ASSET ALLOCATION	AST Schroders Multi-Asset World Strategies (formerly known as AST American Century Strategic Allocation Portfolio): seeks long-term capital appreciation through a global flexible asset allocation approach. This asset allocation approach entails investing in traditional asset classes, such as equity and fixed-income investments, and alternative asset classes, such as investments in real estate, commodities, currencies, private equity, and absolute return strategies. The sub-advisor seeks to emphasize the management of risk and volatility. Exposure to different asset classes and investment strategies will vary over time based upon the sub advisor’s assessments of changing market, economic, financial and political factors and events.	Schroder Investment Management North America Inc.

SMALL CAP GROWTH	AST Small-Cap Growth Portfolio: seeks long-term capital growth. The Portfolio pursues its objective by investing, under normal circumstances, at least 80% of the value of its assets in small-capitalization companies. Small-capitalization companies are those companies with a market capitalization, at the time of purchase, no larger than the largest capitalized company included in the Russell 2000(R) Index at the time of the Portfolio’s investment.	Eagle Asset Management, Inc.

SMALL CAP VALUE	AST Small-Cap Value Portfolio: seeks to provide long-term capital growth by investing primarily in small-capitalization stocks that appear to be undervalued. The Portfolio invests, under normal circumstances, at least 80% of the value of its net assets in small capitalization stocks. Small capitalization stocks are the stocks of companies with market capitalization that are within the market capitalization range of the Russell 2000(R) Value Index.	ClearBridge Advisors, LLC; Dreman Value Management L.L.C.; J.P. Morgan Investment Management, Inc.; Lee Munder Investments, Ltd

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISOR/ SUB-ADVISOR

ASSET ALLOCATION	AST T. Rowe Price Asset Allocation Portfolio: seeks a high level of total return by investing primarily in a diversified portfolio of equity and fixed income securities. The Portfolio normally invests approximately 60% of its total assets in equity securities and 40% in fixed income securities. This mix may vary depending on the subadviser’s outlook for the markets. The subadviser concentrates common stock investments in larger, more established companies, but the Portfolio may include small and medium-sized companies with good growth prospects. The fixed income portion of the Portfolio will be allocated among investment grade securities, high yield or “junk” bonds, emerging market securities, foreign high quality debt securities and cash reserves.	T. Rowe Price Associates, Inc.

FIXED INCOME	AST T. Rowe Price Global Bond Portfolio: seeks to provide high current income and capital growth by investing in high-quality foreign and U.S. dollar-denominated bonds. The Portfolio will invest at least 80% of its total assets in fixed income securities. The Portfolio invests in all types of bonds, including those issued or guaranteed by U.S. or foreign governments or their agencies and by foreign authorities, provinces and municipalities as well as investment grade corporate bonds, mortgage and asset-backed securities, and high-yield bonds of U.S. and foreign issuers. The Portfolio generally invests in countries where the combination of fixed-income returns and currency exchange rates appears attractive, or, if the currency trend is unfavorable, where the subadviser believes that the currency risk can be minimized through hedging. The Portfolio may also invest up to 20% of its assets in the aggregate in below investment-grade, high-risk bonds (“junk bonds”) and emerging market bonds. In addition, the Portfolio may invest up to 30% of its assets in mortgage-related (including mortgage dollar rolls and derivatives, such as collateralized mortgage obligations and stripped mortgage securities) and asset-backed securities. The Portfolio may invest in futures, swaps and other derivatives in keeping with its objective.	T. Rowe Price International, Inc.

LARGE CAP GROWTH	AST T. Rowe Price Large-Cap Growth Portfolio: seeks long-term growth of capital by investing predominantly in the equity securities of a limited number of large, carefully selected, high-quality U.S. companies that are judged likely to achieve superior earnings growth. The Portfolio takes a growth approach to investment selection and normally invests at least 80% of its net assets in the common stocks of large companies. Large companies are defined as those whose market cap is larger than the median market cap of companies in the Russell 1000 Growth Index as of the time of purchase.	T. Rowe Price Associates, Inc.

SPECIALTY	AST T. Rowe Price Natural Resources Portfolio: seeks long-term capital growth primarily through invest in the common stocks of companies that own or develop natural resources (such as energy products, precious metals and forest products) and other basic commodities. The Portfolio invests, under normal circumstances, at least 80% of the value of its assets in natural resource companies. The Portfolio may also invest in non-resource companies with the potential for growth. The Portfolio looks for companies that have the ability to expand production, to maintain superior exploration programs and production facilities, and the potential to accumulate new resources. Although at least 50% of Portfolio assets will be invested in U.S. securities, up to 50% of total assets also may be invested in foreign securities.	T. Rowe Price Associates, Inc.

ASSET ALLOCATION	AST UBS Dynamic Alpha Portfolio: seeks to maximize total return, consisting of capital appreciation and current income. The Portfolio invests in securities and financial instruments to gain exposure to global equity, global fixed income and cash equivalent markets, including global currencies. The Portfolio may invest in equity and fixed income securities of issuers located within and outside the United States or in open-end investment companies advised by UBS Global Asset Management (Americas) Inc., the Portfolio’s subadviser, to gain exposure to certain global equity and global fixed income markets.	UBS Global Asset Management (Americas) Inc.

FIXED INCOME	AST Western Asset Core Plus Bond Portfolio: seeks to maximize total return, consistent with prudent investment management and liquidity needs, by investing to obtain its average specified duration. The Portfolio’s current target average duration is generally 2.5 to 7 years. The Portfolio pursues this objective by investing in all major fixed income sectors with a bias towards non-Treasuries.	Western Asset Management Company

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISOR/ SUB-ADVISOR
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

MODERATE ALLOCATION	Franklin Templeton VIP Founding Funds Allocation Fund: Seeks capital appreciation, with income as a secondary goal. The Fund normally invests equal portions in Class 1 shares of Franklin Income Securities Fund; Mutual Shares Securities Fund; and Templeton Growth Securities Fund.	Franklin Templeton Services, LLC
PROFUNDS VP

Each ProFunds VP portfolio described below pursues an investment strategy that seeks to provide daily investment results, before fees and expenses, that match a widely followed index, increased by a specified factor relative to the index, or that match the inverse of the index or the inverse of the index multiplied by a specified factor. The investment strategy of some of the portfolios may magnify (both positively and negatively) the daily investment results of the applicable index. It is recommended that only those Annuity Owners who engage a financial advisor to allocate their account value using a strategic or tactical asset allocation strategy invest in these portfolios. The Portfolios are arranged based on the index on which its investment strategy is based.

SMALL CAP VALUE	ProFund VP Small-Cap Value: seeks daily investment results, before fees and expenses, that correspond to the daily performance of the S&P SmallCap 600/Citigroup Value Index(R). The S&P SmallCap 600/Citigroup Value Index is designed to provide a comprehensive measure of small-cap U.S. equity “value” performance. It is an unmanaged float adjusted market capitalization weighted index comprised of stocks representing approximately half the market capitalization of the S&P SmallCap 600 Index that have been identified as being on the value end of the growth-value spectrum. (Note: The S&P SmallCap 600 Index is a measure of small-cap company U.S. stock market performance. It is a float adjusted market capitalization weighted index of 600 U.S. operating companies. Securities are selected for inclusion in the index by an S&P committee through a nonmechanical process that factors criteria such as liquidity, price, market capitalization, financial viability, and public float.)	ProFund Advisors LLC

SMALL CAP GROWTH	ProFund VP Small-Cap Growth: seeks daily investment results, before fees and expenses, that correspond to the daily performance of the S&P SmallCap 600/Citigroup Growth Index(R). The S&P SmallCap 600/Citigroup Growth Index is designed to provide a comprehensive measure of small-cap U.S. equity “growth” performance. It is an unmanaged float adjusted market capitalization weighted index comprised of stocks representing approximately half the market capitalization of the S&P SmallCap 600 Index that have been identified as being on the growth end of the growth-value spectrum. (Note: The S&P SmallCap 600 Index is a measure Of small-cap company U.S. stock market performance. It is a float adjusted market capitalization weighted index of 600 U.S. operating companies. Securities are selected for inclusion in the index by an S&P committee through a nonmechanical process that factors criteria such as liquidity, price, market capitalization, financial viability, and public float.)	ProFund Advisors LLC

The S&P SmallCap 600 Index is a measure of small-cap company U.S. stock market performance. It is a float adjusted market capitalization weighted index of 600 U.S. operating companies. Securities are selected for inclusion in the index by an S&P committee through a nonmechanical process that factors criteria such as liquidity, price, market capitalization, financial viability, and public float.

LARGE CAP VALUE	ProFund VP Large-Cap Value: seeks daily investment results, before fees and expenses, that correspond to the daily performance of the S&P 500/Citigroup Value Index(R). The S&P 500/Citigroup Value Index is designed to provide a comprehensive measure of large-cap U.S. equity “value” performance. It is an unmanaged float adjusted market capitalization weighted index comprised of stocks representing approximately half the market capitalization of the S&P 500 Index that have been identified as being on the value end of the growth value spectrum.	ProFund Advisors LLC

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISOR/ SUB-ADVISOR

LARGE CAP GROWTH	ProFund VP Large-Cap Growth: seeks daily investment results, before fees and expenses, that correspond to the daily performance of the S&P 500/Citigroup Growth Index(R). The S&P 500/Citigroup Growth Index is designed to provide a comprehensive measure of large-cap U.S. equity “growth” performance. It is an unmanaged float adjusted market capitalization weighted index comprised of stocks representing approximately half the market capitalization of the S&P 500 Index that have been identified as being on the growth end of the growth-value spectrum.	ProFund Advisors LLC

The S&P 500/Citigroup Growth Index is designed to provide a comprehensive measure of large-cap U.S. equity “growth” performance. It is an unmanaged float adjusted market capitalization weighted index comprised of stocks representing approximately half the market capitalization of the S&P 500 Index that have been identified as being on the growth end of the growth-value spectrum.

MID CAP VALUE	ProFund VP Mid-Cap Value: seeks daily investment results, before fees and expenses, that correspond to the daily performance of the S&P MidCap 400/Citigroup Value Index(R). The S&P MidCap 400/Citigroup Value Index is designed to provide a comprehensive measure of mid-cap U.S. equity “value” performance. It is an unmanaged float adjusted market capitalization weighted index comprised of stocks representing approximately half the market capitalization of the S&P MidCap 400 Index that have been identified as being on the value end of the growth-value spectrum.	ProFund Advisors LLC

MID CAP GROWTH	ProFund VP Mid-Cap Growth: seeks daily investment results, before fees and expenses, that correspond to the daily performance of the S&P MidCap 400/Citigroup Growth Index(R). The S&P MidCap 400/Citigroup Growth Index is designed to provide a comprehensive measure of mid-cap U.S. equity “growth” performance. It is an unmanaged float adjusted market capitalization weighted index comprised of stocks representing approximately half the market capitalization of the S&P MidCap 400 Index that have been identified as being on the growth end of the growth-value spectrum.	ProFund Advisors LLC

The S&P MidCap 400/Citigroup Value Index is designed to provide a comprehensive measure of mid-cap U.S. equity “value” performance. It is an unmanaged float adjusted market capitalization weighted index comprised of stocks representing approximately half the market capitalization of the S&P MidCap 400 Index that have been identified as being on the value end of the growth-value spectrum.

SPECIALTY	ProFund VP Consumer Goods: seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Consumer Goods Index. The Dow Jones U.S. Consumer Goods Index measures the performance of consumer spending in the goods industry of the U.S. equity market. Component companies include automobiles and auto parts and tires, brewers and distillers, farming and fishing, durable and non-durable household product manufacturers, cosmetic companies, food and tobacco products, clothing, accessories and footwear.	ProFund Advisors LLC

SPECIALTY	ProFund VP Consumer Services: seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Consumer Services Index. The Dow Jones U.S. Consumer Services Index measures the performance of consumer spending in the services industry of the U.S. equity market. Component companies include airlines, broadcasting and entertainment, apparel and broadline retailers, food and drug retailers, media agencies, publishing, gambling, hotels, restaurants and bars, and travel and tourism.	ProFund Advisors LLC

SPECIALTY	ProFund VP Financials: seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Financials Index. The Dow Jones U.S. Financials Index measures the performance of the financial services industry of the U.S. equity market. Component companies include regional banks; major U.S. domiciled international banks; full line, life, and property and casualty insurance companies; companies that invest, directly or indirectly in real estate; diversified financial companies such as Fannie Mae, credit card issuers, check cashing companies, mortgage lenders and investment advisers; securities brokers and dealers, including investment banks, merchant banks and online brokers; and publicly traded stock exchanges.	ProFund Advisors LLC

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISOR/ SUB-ADVISOR

SPECIALTY	ProFund VP Health Care: seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Health Care Index. The Dow Jones U.S. Health Care Index measures the performance of the healthcare industry of the U.S. equity market. Component companies include health care providers, biotechnology companies, medical supplies, advanced medical devices and pharmaceuticals.	ProFund Advisors LLC

SPECIALTY	ProFund VP Industrials: seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Industrials Index. The Dow Jones U.S. Industrials Index measures the performance of the industrial industry of the U.S. equity market. Component companies include building materials, heavy construction, factory equipment, heavy machinery, industrial services, pollution control, containers and packaging, industrial diversified, air freight, marine transportation, railroads, trucking, land-transportation equipment, shipbuilding, transportation services, advanced industrial equipment, electric components and equipment, and aerospace.	ProFund Advisors LLC

SPECIALTY	ProFund VP Real Estate: seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Real Estate Index. The Dow Jones U.S. Real Estate Index measures the performance of the real estate sector of the U.S. equity market. Component companies include those that invest directly or indirectly through development, management or ownership of shopping malls, apartment buildings and housing developments; and real estate investment trusts (“REITs”) that invest in apartments, office and retail properties. REITs are passive investment vehicles that invest primarily in income-producing real estate or real estate related loans or interests.	ProFund Advisors LLC

SPECIALTY	ProFund VP Telecommunications: seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Telecommunications Index. The Dow Jones U.S. Telecommunications Index measures the performance of the telecommunications industry of the U.S. equity market. Component companies include fixed-line communications and wireless communications companies.	ProFund Advisors LLC

SPECIALTY	ProFund VP Utilities: seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Utilities Sector Index. The Dow Jones U.S. Utilities Sector Index measures the performance of the utilities industry of the U.S. equity market. Component companies include electric utilities, gas utilities and water utilities.	ProFund Advisors LLC

“Dow Jones Industrial Average/SM/”, “DJIA/SM/”, “Dow Industrials/SM/”, “The Dow/SM/”, and the other Dow indices, are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and have been licensed for use for certain purposes by First Trust Advisors L.P. (“First Trust”). The portfolios are not endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in such products.

“Standard & Poor’s,” “S&P,” “S&P 500,” “Standard & Poor’s 500,” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by First Trust. The Portfolios are not sponsored, endorsed, managed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the Portfolio.

Dow Jones has no relationship to the ProFunds VP, other than the licensing of the Dow Jones sector indices and its service marks for use in connection with the ProFunds VP. The ProFunds VP are not sponsored, endorsed, sold, or promoted by Standard & Poor’s or NASDAQ, and neither Standard & Poor’s nor NASDAQ makes any representations regarding the advisability of investing in the ProFunds VP.

Because under certain option benefits we restrict the investment options in which you can participate, note that your participation in those benefits could result in your missing investment opportunities that might arise in investment options from which you are excluded. (Of course, potentially missing investment opportunities in investment options in which you do not participate is an inherent consequence of any investment choice, and generally speaking, it is your decision as to how to invest your purchase payments).

WHAT ARE THE FIXED RATE OPTIONS?

The Fixed Rate Options consist of a one-year Fixed Rate Option, an Enhanced Fixed Rate Option used with our Enhanced Dollar Cost Averaging Program, and (with respect to TrueIncome - Highest Daily only), the Benefit Fixed Rate Account. We describe the Benefit Fixed Rate Account in the section of the prospectus concerning TrueIncome - Highest Daily.

No specific fees or expenses are deducted when determining the rate we credit to a Fixed Rate Option. However, for some of the same reasons that we deduct the Insurance Charge against Account Value allocated to the Sub-accounts, we also take into consideration mortality, expense, administration, profit and other factors in determining the interest rates we credit to a Fixed Rate Option. That is, such factors result in a reduction to the interest rate. Any Tax Charge applies to amounts that are taken from the Sub-accounts or the Fixed Rate Options.

ONE-YEAR FIXED INTEREST RATE OPTION

We offer a one-year Fixed Rate Option. When you select this option, your payment will earn interest at the established rate for the applicable interest rate period. A new interest rate period is established every time you allocate or transfer money into a Fixed Rate Option. You may have money allocated in more than one interest rate period at the same time. This could result in your money earning interest at different rates and each interest rate period maturing at a different time. While these interest rates may change from time to time the minimum interest rate is what is set forth in your Annuity contract. Amounts allocated to the Fixed Rate Option become part of Allstate New York’s general assets.

We set a one-year base guaranteed annual interest rate for the one-year Fixed Rate Option. We may also provide an additional interest rate on each purchase payment allocated to this option for the first year after the payment. This additional interest rate will not apply to amounts transferred from other investment options within an Annuity or amounts remaining in this option for more than one year. We will permit transfers out of the one-year Fixed Rate Option only during the 30 day period following the end of the one-year period. We retain the right to limit the amount of Account Value that may be transferred into or out of the one-year Fixed Rate Option. In addition, we reserve the right to cease offering this investment option for periods of time.

OTHER FIXED RATE INTEREST OPTIONS WE MAY OFFER FROM TIME TO TIME From time to time we may offer an Enhanced Dollar Cost Averaging (“DCA”) program. If we do, you may allocate all or part of any Purchase Payment to the Enhanced Fixed Rate Option. You would then automatically transfer amounts over stated periods (e.g., six or twelve months) from the Enhanced Fixed Rate Option to the permissible Sub-accounts that you select. We reserve the right at any time to limit the investment options into which Enhanced Fixed Rate Option assets are transferred. After selecting the time period over which transfers will occur, you may not thereafter change the period during which transfers will be made. You may allocate Purchase Payments to more than one transfer period. You may not transfer from other investment options to the Enhanced Fixed Rate Option. This program is not available if you elect certain optional benefits.

The first periodic transfer will occur on the date you allocate your Purchase Payment to the Enhanced Fixed Rate Option or the date following the end of any free-look period, if later. Subsequent transfers will occur on the monthly anniversary of the first transfer. The amount of each periodic transfer will be based on the period of time during which transfers are scheduled to occur. For example, if you choose a six-payment transfer schedule, each transfer generally will equal 1/6/th/ of the amount you allocated to the Enhanced Fixed Rate Option. The final transfer amount generally will also include the credited interest. You may change at any time the investment options into which the Enhanced Fixed Rate Option assets are transferred, provided that any such investment option is one that we permit. You may make a one time transfer of the remaining value out of your Enhanced Fixed Rate Option, if you so choose. Transfers from the Enhanced Fixed Rate Option do not count toward the maximum number of free transfers allowed under the contract.

If you make a withdrawal or have a fee assessed from your Annuity, and all or part of that withdrawal or fee comes out of the Enhanced Fixed Rate Option, we will recalculate the periodic transfer amount to reflect the change. This recalculation may include some or all of the interest credited to the date of the next scheduled transfer.

By investing amounts on a regular basis instead of investing the total amount at one time, the DCA program may decrease the effect of market fluctuation on the investment of your purchase payment. Of course, Dollar Cost Averaging cannot ensure a profit or protect against loss in a declining market.

NOTE: When a DCA program is established from a Fixed Rate Option, the fixed rate of interest we credit to your Account Value is applied to a declining balance due to the transfers of Account Value to the Sub-accounts during the Guarantee Period. This will reduce the effective rate of return on the Fixed Rate Option over the Guarantee Period.

FEES AND CHARGES

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise we will incur a loss. For example, Allstate New York may make a profit on the Insurance Charge if, over time, the actual costs of providing the guaranteed insurance obligations under an Annuity are less than the amount we deduct for the Insurance Charge. To the extent we make a profit on the Insurance Charge, such profit may be used for any other corporate purpose, including payment of other expenses that Allstate New York incurs in promoting, distributing, issuing and administering an Annuity and, in the case of the X Series, to offset a portion of the costs associated with offering the Credit features which are funded through Allstate New York’s general account.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk, nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contract. A portion of the proceeds that Allstate New York receives from charges that apply to the Sub-accounts may include amounts based on market appreciation of the Sub-account values including, for the X Series, appreciation on amounts that represent any Purchase Credit or Longevity Credit.

WHAT ARE THE CONTRACT FEES AND CHARGES?

Contingent Deferred Sales Charge (CDSC): We do not deduct a sales charge from Purchase Payments you make to your Annuity. However, we may deduct a CDSC if you surrender your Annuity or when you make a partial withdrawal. The CDSC reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials and other promotional expenses. The CDSC is calculated as a percentage of your Purchase Payment being surrendered or withdrawn. The CDSC percentage varies with the number of years that have elapsed since each Purchase Payment being withdrawn was made. If a withdrawal is effective on the day before the anniversary of the date that the Purchase Payment being withdrawn was made, then the CDSC percentage as of the next following year will apply. The CDSC percentages for the B Series, the L Series, and the X Series are shown under “Summary of Contract Fees and Charges.” If you purchase the X Series and make a withdrawal that is subject to the CDSC, we may use part of that CDSC to recoup our costs of providing the Purchase Credit. However, we do not impose any CDSC on your withdrawal of a Credit amount.

With respect to a partial withdrawal, we calculate the CDSC by assuming that any available free withdrawal amount is taken out first (see How Much Can I Withdraw as a Free Withdrawal?). If the free withdrawal amount is not sufficient, we then assume that withdrawals are taken from Purchase Payments that have not been previously withdrawn, on a first-in, first-out basis, and subsequently from any other Account Value in the Annuity.

For purposes of calculating any applicable CDSC on a surrender, the Purchase Payments being withdrawn may be greater than your remaining Account Value or the amount of your withdrawal request. This is most likely to occur if you have made prior partial withdrawals or if your Account Value has declined in value due to negative market performance. In that scenario, we would determine the CDSC amount as the applicable percentage of the Purchase Payments being withdrawn, rather than as a percentage of the remaining Account Value or withdrawal request. Thus, the CDSC would be greater than if it were calculated as a percentage of remaining Account Value or withdrawal amount.

We may waive any applicable CDSC when taking a required minimum distribution from an Annuity purchased as a “qualified” investment. Free Withdrawals and required minimum distributions are each explained more fully in the section entitled “Access to Account Value.”

Transfer Fee: Currently, you may make twenty (20) free transfers between investment options each Annuity Year. We currently charge $10.00 for each transfer after the twentieth in each Annuity Year. The fee will never be more than $20.00 for each transfer. We do not consider transfers made as part of a dollar cost averaging, automatic rebalancing or asset allocation program when we count the twenty free transfers. All transfers made on the same day will be treated as one (1) transfer. Renewals or transfers of Account Value from a Fixed Rate Option at the end of its Guarantee Period are not subject to the transfer fee and are not counted toward the twenty free transfers. Similarly, transfers made under our enhanced dollar cost averaging program pursuant to a formula used with an optional benefit are not subject to the Transfer Fee and are not counted toward the twenty free transfers. We may reduce the number of free transfers allowable each Annuity Year (subject to a minimum of eight) without charging a transfer fee unless you make use of electronic means to transmit your transfer requests. We may eliminate the transfer fee for transfer requests transmitted electronically or through other means that reduce our processing costs. If enrolled in any program that does not permit transfer requests to be transmitted electronically, the transfer fee will not be waived.

Annual Maintenance Fee: During the accumulation period we deduct an annual maintenance fee. The annual maintenance fee is $30.00 or 2% of your Account Value (including any amount in Fixed Allocations), whichever is less. This fee will be deducted annually on the anniversary of the Issue Date of your Annuity or, if you surrender your Annuity during the Annuity Year, the fee is deducted at the time of surrender. The fee is taken only from the Sub-accounts. Currently, the annual maintenance fee is only deducted if your Account Value is less than $100,000 on the anniversary of the Issue Date or at the time of surrender. We do not impose the annual maintenance fee upon annuitization, the payment of a Death Benefit, or a medically-related full surrender. We may increase the annual maintenance fee. However, any increase will only apply to Annuities issued after the date of the increase. The amount of this charge may differ in certain states. If you are a beneficiary under the Beneficiary Continuation Option, the annual maintenance fee is the lesser of $30 or 2% of Account Value if the Account Value is less than $25,000 at the time the fee is assessed. The fee will not apply if it is assessed 30 days prior to a surrender request.

Insurance Charge: We deduct an Insurance Charge daily. The charge is assessed against the average daily assets allocated to the Sub-accounts and is equal to the amount indicated under “Summary of Contract Fees and Charges”. The Insurance Charge is the combination of the mortality & expense risk charge and the administration charge. The Insurance Charge is intended to compensate Allstate New York for providing the insurance benefits under each Annuity, including each Annuity’s basic Death Benefit that provides guaranteed benefits to your beneficiaries even if the market declines and the risk that persons to whom we guarantee annuity payments will live longer than our assumptions. The charge also covers administrative costs associated with providing the Annuity benefits, including preparation of the contract, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses. Finally, the charge covers the risk that our assumptions about the mortality risks and expenses under each Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs. We may increase the portion of the total Insurance Charge that is deducted for administrative costs; however, any increase will only apply to Annuities issued after the date of the increase.

The Insurance Charge is not deducted against assets allocated to a Fixed Rate Option. However, the interest rate amount we credit to Fixed Rate Options may also reflect similar assumptions about the insurance guarantees provided under each Annuity and the administrative costs associated with providing the Annuity benefits. That is, the interest rate we credit to a Fixed Rate Option may be reduced to reflect those assumptions.

Optional Benefits for which we assess a charge: If you elect to purchase certain optional benefits, we will deduct an additional charge. For some optional benefits, the charge is deducted from your Account Value allocated to the Sub-accounts. This charge is included in the daily calculation of the Unit price for each Sub-account. For certain other optional benefits, such as TrueIncome - Highest Daily 7, the charge is assessed against the Protected Withdrawal Value and is taken out of the Sub-accounts periodically. Please refer to the sections entitled “Living Benefit Programs” and “Death Benefit” for a description of the charge for each Optional Benefit.

Settlement Service Charge: If your beneficiary takes the death benefit under a Beneficiary Continuation Option, we deduct a settlement service charge although the Insurance Charge no longer applies. The charge is assessed daily against the assets allocated to the Sub-accounts and is equal to an annual charge of 1.00%.

Fees and expenses incurred by the Portfolios: Each Portfolio incurs total annual operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees that may apply. These fees and expenses are reflected daily by each Portfolio before it provides Allstate New York with the net asset value as of the close of business each Valuation Day. More detailed information about fees and expenses can be found in the prospectuses for the Portfolios.

WHAT CHARGES APPLY TO THE FIXED RATE OPTIONS?

No specific fees or expenses are deducted when determining the rate we credit to a Fixed Rate Option. However, for some of the same reasons that we deduct the Insurance Charge against Account Value allocated to the Sub-accounts, we also take into consideration mortality, expense, administration, profit and other factors in determining the interest rates we credit to Fixed Rate Options. Any CDSC or tax charge applies to amounts that are taken from the Sub-accounts or the Fixed Rate Options. That is, the interest rate we credit to a Fixed Rate Option may be reduced to reflect those factors.

WHAT CHARGES APPLY IF I CHOOSE AN ANNUITY PAYMENT OPTION?

If you select a fixed payment option, the amount of each fixed payment will depend on the Account Value of your Annuity when you elected to annuitize. There is no specific charge deducted from these payments; however, the amount of each annuity payment reflects assumptions about our insurance expenses. Also, a tax charge may apply (see “Tax Charge” above).

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES

We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce the amount of any CDSC or the length of time it applies, reduce or eliminate the amount of the Annual Maintenance Fee or reduce the portion of the total Insurance Charge that is deducted as an administration charge. Generally, these types of changes will be based on a reduction to our sales, maintenance or administrative expenses due to the nature of the individual or group purchasing the Annuity. Some of the factors we might consider in making such a decision are: (a) the size and type of group; (b) the number of Annuities purchased by an Owner; (c) the amount of Purchase Payments or likelihood of additional Purchase Payments; (d) whether an annuity is reinstated pursuant to our rules; and/or (e) other transactions where sales, maintenance or administrative expenses are likely to be reduced. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

PURCHASING YOUR ANNUITY

WHAT ARE OUR REQUIREMENTS FOR PURCHASING ONE OF THE ANNUITIES?

Initial Purchase Payment:

You must make a minimum initial Purchase Payment as follows: $1,000 for the B Series and $10,000 for the X Series and the L Series. However, if you decide to make payments under a systematic investment or an electronic funds transfer program, we will accept a lower initial Purchase Payment provided that, within the first Annuity Year, your subsequent Purchase Payments plus your initial Purchase Payment total the minimum initial Purchase Payment amount required for the Annuity purchased.

Where allowed by law, we must approve any initial and additional Purchase Payments where the total amount of Purchase Payments equals $1,000,000 or more. We may apply certain limitations and/or restrictions on an Annuity as a condition of our acceptance, including limiting the liquidity features or the Death Benefit protection provided under an Annuity, limiting the right to make additional Purchase Payments, changing the number of transfers allowable under an Annuity or restricting the Sub-accounts or Fixed Rate Options that are available. Other limitations and/or restrictions may apply. Applicable laws designed to counter terrorists and prevent money laundering might, in certain circumstances, require us to block a contract owner’s ability to make certain transactions, and thereby refuse to accept purchase payments or requests for transfers, partial withdrawals, total withdrawals, death benefits, or income payments until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your contract to government regulators.

Except as noted below, Purchase Payments must be submitted by check drawn on a U.S. bank, in U.S. dollars, and made payable to Allstate New York. Purchase Payments may also be submitted via 1035 exchange or direct transfer of funds. Under certain circumstances, Purchase Payments may be transmitted to Allstate New York via wiring funds through your Financial Professional’s broker-dealer firm. Additional Purchase Payments may also be applied to your Annuity under an electronic funds transfer, an arrangement where you authorize us to deduct money directly from your bank account. We may reject any payment if it is received in an unacceptable form. Our acceptance of a check is subject to our ability to collect funds.

Age Restrictions:

Unless we agree otherwise and subject to our rules, the Owner (or Annuitant if entity owned) must not be older than a maximum issue age as of the Issue Date of the Annuity as follows: age 85 for the B Series and the L Series and age 75 for the X Series. No additional Purchase Payments will be permitted after age 85 for any of the Annuities. If an Annuity is owned jointly, the oldest of the Owners must not be older than the maximum issue age on the Issue Date. You should consider your need to access your Account Value and whether the Annuity’s liquidity features will satisfy that need. If you take a distribution prior to age 59 1/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. The availability and level of protection of certain optional benefits may vary based on the age of the Owner on the Issue Date of the Annuity or the date of the Owner’s death.

Owner, Annuitant and Beneficiary Designations:

We will ask you to name the Owner(s), Annuitant and one or more Beneficiaries for your Annuity.

. Owner: The Owner(s) holds all rights under the Annuity. You may name up to two Owners in which case all ownership rights are held jointly. Generally, joint owners are required to act jointly; however, if each owner provides us with an instruction that we find acceptable, we will permit each owner to act independently on behalf of both owners. All information and documents that we are required to send you will be sent to the first named owner. The co-ownership by entity-owners or an entity-owner and an individual is not permitted. Refer to the Glossary of Terms for a complete description of the term “Owner.”

. Annuitant: The Annuitant is the person upon whose life we continue to make annuity payments. You must name an Annuitant who is a natural person. We do not accept a designation of joint Annuitants during the accumulation period. In limited circumstances we may allow you to name one or more Contingent Annuitants with our prior approval. A Contingent Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date. Please refer to the discussion of “Considerations for Contingent Annuitants” in the Tax Considerations section of the prospectus.

. Beneficiary: The beneficiary is the person(s) or entity you name to receive the Death Benefit. Your beneficiary designation should be the exact name of your beneficiary, not only a reference to the beneficiary’s relationship to you. If you use a designation of “surviving spouse,” we will pay the Death Benefit to the individual that is your spouse at the time of your death (as defined under the federal tax laws and regulations). If no beneficiary is named, the Death Benefit will be paid to you or your estate.

Your right to make certain designations may be limited if your Annuity is to be used as an IRA or other “qualified” investment that is given beneficial tax treatment under the Code. You should seek competent tax advice on the income, estate and gift tax implications of your designations.

MANAGING YOUR ANNUITY

MAY I CHANGE THE OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS?

You may change the Owner, Annuitant and beneficiary designations by sending us a request in writing in a form acceptable to us. Upon an ownership change, any automated investment or withdrawal programs will be canceled. The new owner must submit the applicable program enrollment if they wish to participate in such a program. Where allowed by law, such changes will be subject to our acceptance. Some of the changes we will not accept include, but are not limited to:

. A new Owner subsequent to the death of the Owner or the first of any co-Owners to die, except where a spouse-Beneficiary has become the Owner as a result of an Owner’s death;

. A new Annuitant subsequent to the Annuity Date;

. For “non-qualified” investments, a new Annuitant prior to the Annuity Date if the Annuity is owned by an entity; and

. A change in beneficiary if the Owner had previously made the designation irrevocable.

There may be restrictions on designation changes when you have elected certain optional benefits. See the “Living Benefits” and “Death Benefits” section of the Prospectus for any such restrictions.

Spousal Owners/Spousal Beneficiaries/Spousal Annuitants If an Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-owner unless you elect an alternative beneficiary designation. Unless you elect an alternative beneficiary designation, upon the death of either spousal Owner, the surviving spouse may elect to assume ownership of the Annuity instead of taking the Death Benefit payment. The Death Benefit that would have been payable will be the new Account Value of the Annuity as of the date of due proof of death and any required proof of a spousal relationship. As of the date the assumption is effective, the surviving spouse will have all the rights and benefits that would be available under the Annuity to a new purchaser of the same attained age. For TrueIncome - Spousal, the eligible surviving spouse will also be able to assume the benefit with the Annuity. See the description of this benefit in the “Living Benefit Programs” section of this prospectus. For purposes of determining any future Death Benefit for the beneficiary of the surviving spouse, the new Account Value will be considered as the initial Purchase Payment. No CDSC will apply to the new Account Value. However, any additional Purchase Payments applied after the date the assumption is effective will be subject to all provisions of the Annuity, including the CDSC when applicable.

Spousal assumption is only permitted to spouses as defined by federal law.

MAY I RETURN MY ANNUITY IF I CHANGE MY MIND?

If after purchasing your Annuity you change your mind and decide that you do not want it, you may return it to us within a certain period of time known as a right to cancel period. This is often referred to as a “free-look.” Under New York law the right to cancel period is ten (10) days, measured from the time that you received your Annuity. If you are purchasing your Annuity through an exchange of another annuity, the right to cancel period is 60 days. You must send your Annuity to us before the end of the applicable time period. If you return your Annuity during the applicable period, we will refund your current Account Value less any federal and state income tax withholding. The amount returned to you may be higher or lower than the Purchase Payment(s) applied during the right to cancel period. With respect to the X Series, if you return your Annuity, we will not return any Purchase Credits we applied to your Annuity based on your Purchase Payments.

MAY I MAKE ADDITIONAL PURCHASE PAYMENTS?

The minimum amount that we accept as an additional Purchase Payment is $100 unless you participate in Allstate New York’s systematic investment plan or a periodic purchase payment program. Purchase payments made while you participate in an asset allocation program will be allocated in accordance with such program. Additional Purchase Payments may be paid at any time before the Annuity Date and prior to the Owner’s 86/th/ birthday. However, purchase payments are not permitted if the Account Value drops to zero.

MAY I MAKE SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT?

You can make additional Purchase Payments to your Annuity by authorizing us to deduct money directly from your bank account and applying it to your Annuity. We call our electronic funds transfer program “Allstate New York’s Systematic Investment Plan.” We may allow you to invest in your Annuity with a lower initial Purchase Payment, as long as you authorize payments through an electronic funds transfer that will equal at least the minimum Purchase Payment set forth above during the first 12 months of your Annuity. We may suspend or cancel electronic funds transfer privileges if sufficient funds are not available from the applicable financial institution on any date that a transaction is scheduled to occur.

MAY I MAKE PURCHASE PAYMENTS THROUGH A SALARY REDUCTION PROGRAM? These types of programs are only available with certain types of qualified investments. If your employer sponsors such a program, we may agree to accept periodic Purchase Payments through a salary reduction program as long as the allocations are made only to Sub-accounts and the periodic Purchase Payments received in the first year total at least the minimum Purchase Payment set forth above.

MANAGING YOUR ACCOUNT VALUE

HOW AND WHEN ARE PURCHASE PAYMENTS INVESTED?

(See “Valuing Your Investment” for a description of our procedure for pricing initial and subsequent Purchase Payments.)

Initial Purchase Payment: Once we accept your application, we invest your Purchase Payment in your Annuity according to your instructions for allocating your Account Value. The Purchase Payment is your initial Purchase Payment minus any tax charges that may apply. You can allocate Purchase Payments to one or more Sub-accounts or a Fixed Rate Option (other than the Benefit Fixed Rate Account). Investment restrictions will apply if you elect certain optional benefits.

Subsequent Purchase Payments: Unless you have provided us with other specific allocation instructions for one, more than one, or all subsequent Purchase Payments, we will allocate any additional Purchase Payments you make according to your initial Purchase Payment allocation instructions. If you so instruct us, we will allocate subsequent Purchase Payments according to any new allocation instructions.

HOW DO I RECEIVE A LONGEVITY CREDIT UNDER THE X SERIES?

We apply a Longevity Credit to your Annuity’s Account Value beginning at the end of your tenth Annuity Year (“tenth Annuity Anniversary”) and every Annuity Anniversary thereafter. The Longevity Credit is equal to 0.40% of the sum of all Purchase Payments that have been in the Annuity for more than 9 years less the cumulative amount of withdrawals made (including the deduction of any CDSC amounts) through the end of the period. On any Annuity Anniversary, if the total Purchase Payments that have been in the Annuity for more than 9 years are less than the cumulative amount of withdrawals made, no Longevity Credit will be applied to your Annuity. Also, no Longevity Credit will be applied to your Annuity if your Account Value is zero when a Longevity Credit would otherwise be paid. This would include any situation where the Annuity is still in force due to the fact that payments are being made under an optional benefit such as TrueIncome, TrueIncome - Spousal, TrueIncome - Highest Daily, TrueIncome Highest Daily 7, or TrueIncome - Spousal Highest Daily 7. In addition, no Longevity Credit will be applied to your Annuity if before the Annuity Anniversary when a Longevity Credit would otherwise be paid: (i) you have surrendered your Annuity; (ii) you have annuitized your Annuity; or (iii) we have received due proof of your death (and there has been no spousal continuation election made). If your spouse continues the contract under our spousal continuation option, we will apply the Longevity Credit to your Annuity beginning on the tenth Annuity Anniversary measured from the date that we originally issued you the Annuity. Since the Longevity Credit is applied to the Account Value only, any guarantees that are not based on Account Value will not reflect the Longevity Credit. Similarly, guarantees that are made against a loss in Account Value will not be triggered in certain very limited circumstances where they otherwise would have been, had no Longevity Credit been applied to the Account Value.

HOW ARE LONGEVITY CREDITS APPLIED TO MY ACCOUNT VALUE UNDER THE X SERIES? Any Longevity Credit that is allocated to your Account Value will be allocated to a Fixed Rate Option, the Benefit Fixed Rate Account and Sub-accounts in the same percentages as Purchase Payments are then being allocated to your Annuity.

HOW DO I RECEIVE A PURCHASE CREDIT UNDER THE X SERIES?

We apply a “Purchase Credit” to your Annuity’s Account Value each time you make a Purchase Payment. The amount of the Purchase Credit is payable from our general account. The amount of the Purchase Credit depends on the age of the oldest Owner (or Annuitant if entity-owned) when the Purchase Payment is applied to the Annuity according to the table below:

Oldest owner’s age on the date that the purchase payment is applied to the annuity	Purchase credit on purchase payments as they are applied to the annuity

0-80	6.00%*

81-85	3.00%

* For X series Annuities issued prior to December 10, 2007, the credit applicable to ages 0-80 is 5%.

HOW IS EACH PURCHASE CREDIT APPLIED TO ACCOUNT VALUE UNDER THE X SERIES ANNUITY?

Each Purchase Credit is allocated to your Account Value at the time the Purchase Payment is applied to your Account Value. The amount of the Purchase Credit is allocated to the investment options in the same ratio as the applicable Purchase Payment is applied.

Examples of Applying the Purchase Credit

Initial Purchase Payment

Assume you are 65 years old and you make an initial Purchase Payment of $450,000. We would apply a 6.0% Purchase Credit to your Purchase Payment and allocate the amount of the Purchase Credit ($27,000 = $450,000 X .06) to your Account Value in the same proportion that your Purchase Payment is allocated.

The amount of any Purchase Credit applied to your X Series Account Value can be recovered by Allstate New York under certain circumstances:

. any Purchase Credit applied to your Account Value on Purchase Payments made within the 12 months before the Owner’s (or Annuitant’s if entity-owned) date of death will be recovered (to the extent allowed by state law); and

. if you elect to “free-look” your Annuity, the amount returned to you will not include the amount of any Purchase Credit.

The Account Value may be substantially reduced if Allstate New York recovers the Purchase Credit amount under these circumstances. The amount we take back will equal the Purchase Credit, without adjustment up or down for investment performance. Therefore, any gain on the Purchase Credit amount will not be taken back. But if there was a loss on the Purchase Credit, the amount we take back will still equal the amount of the Purchase Credit. We do not deduct a CDSC in any situation in which we recover the Purchase Credit amount.

General Information about the Purchase Credit Feature

. We do not consider a Purchase Credit to be “investment in the contract” for income tax purposes.

. You may not withdraw the amount of any Purchase Credit under the Free Withdrawal provision. The Free Withdrawal provision only applies to withdrawals of Purchase Payments.

ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS? During the accumulation period you may transfer Account Value between investment options subject to the restrictions outlined below. Transfers are not subject to taxation on any gain. We do not currently require a minimum amount in each Sub-account to which you allocate Account Value at the time of any allocation or transfer.

Currently, any transfer involving the ProFunds VP Sub-accounts must be received by us no later than 3:00 p.m. Eastern time (or one hour prior to any announced closing of the applicable securities exchange) to be processed on the current Valuation Day. The “cut-off” time for such financial transactions involving a ProFunds VP Sub-account will be extended to 1/2 hour prior to any announced closing (generally, 3:30 p.m. Eastern time) for transactions submitted electronically, including through our Internet website (www.accessallstate.com).

We may impose specific restrictions on financial transactions (including transfer requests) for certain Portfolios based on the Portfolio’s investment and/or transfer restrictions. We may do so to conform to any present or future restriction that is imposed by any Portfolio available under an Annuity. Currently, we charge $10.00 for each transfer you make after the twentieth (20/th/) in each Annuity Year. Transfers made as part of a dollar cost averaging or automatic rebalancing program do not count toward the twenty free transfer limit. Renewals or transfers of Account Value from a Fixed Rate Option at the end of its Guarantee Period or pursuant to the Enhanced Fixed Rate Option are not subject to the transfer charge. We may reduce the number of free transfers allowable each Annuity Year (subject to a minimum of eight) without charging a Transfer Fee unless you make use of electronic means to transmit your transfer requests. We may also increase the Transfer Fee that we charge to $20.00 for each transfer you make after you have reached your free transfer limit. We may eliminate the Transfer Fee for transfer requests transmitted electronically or through other means that reduce our processing costs. If enrolled in any program that does not permit transfer requests to be transmitted electronically, the Transfer Fee will not be waived.

Once you have made 20 transfers among the Sub-accounts during an Annuity Year, we will accept any additional transfer request during that year only if the request is submitted to us in writing with an original signature and otherwise is in good order. For purposes of this 20 transfer limit, we (i) do not view a facsimile transmission as a “writing”, (ii) will treat multiple transfer requests submitted on the same Valuation Day as a single transfer, and (iii) do not count any transfer that solely involves Sub-accounts corresponding to any ProFund portfolio and/or the AST Money Market Portfolio, or any transfer that involves one of our systematic programs, such as automated withdrawals. Frequent transfers among Sub-accounts in response to short-term fluctuations in markets, sometimes called “market timing,” can make it very difficult for a Portfolio manager to manage a Portfolio’s investments. Frequent transfers may cause the Portfolio to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance.

In light of the risks posed to Owners and other investors by frequent transfers, we reserve the right to limit the number of transfers in any Annuity Year for all existing or new Owners and to take the other actions discussed below. We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request for an Owner or certain Owners if: (a) we believe that excessive transfer activity (as we define it) or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the Portfolios; or (b) we are informed by a Portfolio (e.g., by the Portfolio’s portfolio manager) that the purchase or redemption of shares in the Portfolio must be restricted because the Portfolio believes the transfer activity to which such purchase and redemption relates would have a detrimental effect on the share prices of the affected Portfolio. Without limiting the above, the most likely scenario where either of the above could occur would be if the aggregate amount of a trade or trades represented a relatively large proportion of the total assets of a particular Portfolio. In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific restrictions:

. With respect to each Sub-account (other than the AST Money Market Sub-account or any ProFund Sub-account), we track amounts exceeding a certain dollar threshold that were transferred into the Sub-account. If you transfer such amount into a particular Sub-account, and within 30 calendar days thereafter transfer (the “Transfer Out”) all or a portion of that amount into another Sub-account, then upon the Transfer Out, the former Sub-account becomes restricted (the “Restricted Sub-account”). Specifically, we will not permit subsequent transfers into the Restricted Sub-account for 90 calendar days after the Transfer Out if the Restricted Sub-account invests in a non-international Portfolio, or 180 calendar days after the Transfer Out if the Restricted Sub-account invests in an international Portfolio. For purposes of this rule, we (i) do not count transfers made in connection with one of our systematic programs, such as automated withdrawals; (ii) do not count any transfer that solely involves any ProFund portfolio and/or the AST Money Market Portfolio; and (iii) do not categorize as a transfer the first transfer that you make after the Issue Date, if you make that transfer within 30 calendar days after the Issue Date. Even if an amount becomes restricted under the foregoing rules, you are still free to redeem the amount from your Annuity at any time.

. We reserve the right to effect exchanges on a delayed basis for all contracts. That is, we may price an exchange involving the Sub-accounts on the Valuation Day subsequent to the Valuation Day on which the exchange request was received. Before implementing such a practice, we would issue a separate written notice to Owners that explains the practice in detail.

If we deny one or more transfer requests under the foregoing rules, we will inform you or your Financial Professional promptly of the circumstances concerning the denial. There are contract owners of different variable annuity contracts that are funded through the same Separate Account that may not be subject to the above-referenced transfer restrictions and, therefore, might make more numerous and frequent transfers than contract owners who are subject to such limitations. Finally, there are contract owners of other variable annuity contracts or variable life contracts that are issued by Allstate New York as well as other insurance companies that may have the same Portfolios available to them. Since some contract owners are not subject to the same transfer restrictions, unfavorable consequences associated with such frequent trading within the underlying mutual fund (e.g., greater portfolio turnover, higher transaction costs, or performance or tax issues) may affect all contract owners. Similarly, while contracts managed by a Financial Professional or third party investment advisor are subject to the restrictions on transfers between investment options that are discussed above, if the advisor manages a number of contracts in the same fashion unfavorable consequences may be associated with management activity since it may involve the movement of a substantial portion of an underlying mutual fund’s assets which may affect all contract owners invested in the affected options. Apart from jurisdiction-specific and contract differences in transfer restrictions, we will apply these rules uniformly (including contracts managed by a Financial Professional) and will not waive a transfer restriction for any contract owner.

Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.

The Portfolios have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce any such current or future policies and procedures. The prospectuses for the Portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under SEC rules, we are required to: (1) enter into a written agreement with each Portfolio or its principal underwriter that obligates us to provide to the Portfolio promptly upon request certain information about the trading activity of individual contract owners (including an Annuity Owner’s TIN number), and (2) execute instructions from the Portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the excessive trading policies established by the Portfolio. In addition, you should be aware that some Portfolios may receive “omnibus” purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Portfolios.

A Portfolio also may assess a short term trading fee (redemption fee) in connection with a transfer out of the Sub-account investing in that Portfolio that occurs within a certain number of days following the date of allocation to the Sub-account. Each Portfolio determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the Portfolio and is not retained by us. The fee will be deducted from your Account Value.

DO YOU OFFER MORE THAN ONE DOLLAR COST AVERAGING PROGRAM?

Yes. As discussed below, we offer Dollar Cost Averaging Programs during the accumulation period. In general, Dollar Cost Averaging allows you to systematically transfer an amount periodically from one Sub-account to one or more other Sub-accounts. You can choose to transfer earnings only, principal plus earnings or a flat dollar amount. You may elect a Dollar Cost Averaging program that transfers amounts monthly, quarterly, semi-annually, or annually from Sub-accounts. By investing amounts on a regular basis instead of investing the total amount at one time, Dollar Cost Averaging may decrease the effect of market fluctuation on the investment of your Purchase Payment. This may result in a lower average cost of units over time. However, there is no guarantee that Dollar Cost Averaging will result in a profit or protect against a loss in a declining market. We do not deduct a charge for participating in a Dollar Cost Averaging program. The Dollar Cost Averaging Program is in addition to any Dollar Cost Averaging program that would be made available in connection with any Enhanced Fixed Rate Option we may offer from time to time as described above.

DO YOU OFFER ANY AUTOMATIC REBALANCING PROGRAMS?

Yes. During the accumulation period, we offer Automatic Rebalancing among the Sub-accounts you choose. You can choose to have your Account Value rebalanced monthly, quarterly, semi-annually, or annually. On the appropriate date, the Sub-accounts you chose are rebalanced to the allocation percentages you requested. With Automatic Rebalancing, we transfer the appropriate amount from the “overweighted” Sub- accounts to the “underweighted” Sub-accounts to return your allocations to the percentages you request. For example, over time the performance of the Sub-accounts will differ, causing your percentage allocations to shift.

Any transfer to or from any Sub-account that is not part of your Automatic Rebalancing program, will be made; however, that Sub-account will not become part of your rebalancing program unless we receive instructions from you indicating that you would like such option to become part of the program.

There is no minimum Account Value required to enroll in Automatic Rebalancing. All rebalancing transfers as part of an Automatic Rebalancing program are not included when counting the number of transfers each year toward the maximum number of free transfers. We do not deduct a charge for participating in an Automatic Rebalancing program. Participation in the Automatic Rebalancing program may be restricted if you are enrolled in certain other optional programs. Sub-accounts that are part of a systematic withdrawal program or Dollar Cost Averaging program will be excluded from an Automatic Rebalancing program.

MAY I GIVE MY FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS?

Yes. Subject to our rules, your Financial Professional may forward instructions regarding the allocation of your Account Value, and request financial transactions involving investment options. If your Financial Professional has this authority, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. You must contact us immediately if and when you revoke such authority. We will not be responsible for acting on instructions from your Financial Professional until we receive notification of the revocation of such person’s authority. We may also suspend, cancel or limit these privileges at any time. We will notify you if we do.

Please Note: Contracts managed by your Financial Professional also are subject to the restrictions on transfers between investment options that are discussed in the section entitled “ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS?” Since transfer activity under contracts managed by a Financial Professional may result in unfavorable consequences to all contract owners invested in the affected options we reserve the right to limit the investment options available to a particular Owner whose contract is managed by the Financial Professional or impose other transfer restrictions we deem necessary. Your Financial Professional will be informed of all such restrictions on an ongoing basis. We may also require that your Financial Professional transmit all financial transactions using the electronic trading functionality available through our Internet website (www.accessallstate.com). Limitations that we may impose on your Financial Professional under the terms of the administrative agreement do not apply to financial transactions requested by an Owner on their own behalf, except as otherwise described in this Prospectus. Please note that if you have engaged a third party investment advisor to provide asset allocation services with respect to your Annuity, we do not allow you to elect an optional benefit that requires investment in an asset allocation Portfolio and/or that involves mandatory Account Value transfers (e.g. TrueIncome, TrueIncome - Spousal, TrueIncome - Highest Daily, TrueIncome - Highest Daily 7, and TrueIncome - Spousal Highest Daily 7).

We will immediately send you confirmations of transactions that affect your Annuity.

It is your responsibility to arrange for the payment of the advisory fee charged by your investment advisor. Similarly, it is your responsibility to understand the advisory services provided by your investment advisor and the advisory fees charged for the services.

ACCESS TO ACCOUNT VALUE

WHAT TYPES OF DISTRIBUTIONS ARE AVAILABLE TO ME?

During the accumulation period you can access your Account Value through partial withdrawals, Systematic Withdrawals, and where required for tax purposes, required minimum distributions. You can also surrender your Annuity at any time. We may deduct a portion of the Account Value being withdrawn or surrendered as a CDSC, if applicable. If you surrender your Annuity, in addition to any CDSC, we may deduct the annual maintenance fee, any tax charge that applies and the charge for any optional benefits. Certain amounts may be available to you each Annuity Year that are not subject to a CDSC. These are called “Free Withdrawals.” Unless you notify us differently, withdrawals are taken pro- rata based on the Account Value in the investment options at the time we receive your withdrawal request (i.e. “pro-rata” meaning that the percentage of each investment option withdrawn is the same percentage that the investment option bears to the total Account Value). Each of these types of distributions is described more fully below.

ARE THERE TAX IMPLICATIONS FOR DISTRIBUTIONS?

(For more information, see “Tax Considerations.”)

During the Accumulation Period

A distribution during the accumulation period is deemed to come first from any “gain” in your Annuity and second as a return of your “tax basis”, if any. Distributions from your Annuity are generally subject to ordinary income taxation on the amount of any investment gain unless the distribution qualifies as a non-taxable exchange or transfer. If you take a distribution prior to age 59 1/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. You may wish to consult a professional tax advisor for advice before requesting a distribution.

During the Annuitization Period

During the annuitization period, a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the payment. The Code and regulations have “exclusionary rules” that we use to determine what portion of each annuity payment should be treated as a return of any tax basis you have in your Annuity. Once the tax basis in your Annuity has been distributed, the remaining annuity payments are fully taxable as ordinary income. The tax basis in your Annuity may be based on the tax-basis from a prior contract in the case of a 1035 exchange or other qualifying transfer.

CAN I WITHDRAW A PORTION OF MY ANNUITY?

Yes, you can make a withdrawal during the accumulation period.

. To meet liquidity needs, you can withdraw a limited amount from your Annuity during each Annuity Year without application of any CDSC. We call this the “Free Withdrawal” amount. The Free Withdrawal amount is not available if you choose to surrender your Annuity. Amounts withdrawn as a Free Withdrawal do not reduce the amount of CDSC that may apply upon a subsequent withdrawal or surrender of your Annuity. The minimum Free Withdrawal you may request is $100.

. You can also make withdrawals in excess of the Free Withdrawal amount. The maximum amount that you may withdraw will depend on your Annuity’s Surrender Value as of the date we process the withdrawal request. After any partial withdrawal, your Annuity must have a Surrender Value of at least $1,000, or we may treat the partial withdrawal request as a request to fully surrender your Annuity. The minimum partial withdrawal you may request is $100. To determine if a CDSC applies to partial withdrawals, we: 1. First determine what, if any, amounts qualify as a Free Withdrawal. These amounts are not subject to the CDSC. 2. Next determine what, if any, remaining amounts are withdrawals of Purchase Payments. Amounts in excess of the Free Withdrawal amount will be treated as withdrawals of Purchase Payments unless all Purchase Payments have been previously withdrawn. These amounts are subject to the CDSC. Purchase Payments are withdrawn on a first-in, first-out basis. We withdraw your oldest Purchase Payments first so that the lowest CDSC will apply to the amount withdrawn. 3. Withdraw any remaining amounts from any other Account Value. These amounts are not subject to the CDSC.

You may request a withdrawal for an exact dollar amount after deduction of any CDSC that applies (called a “net withdrawal”) or request a gross withdrawal from which we will deduct any CDSC that applies, resulting in less money being payable to you than the amount you requested. If you request a net withdrawal, the amount deducted from your Account Value to pay the CDSC may also be subject to a CDSC.

Partial withdrawals may also be available following annuitization but only if you choose certain annuity payment options. (Note, however, that we do not permit commutation once annuity payments have commenced).

To request the forms necessary to make a withdrawal from your Annuity, call 1-866-695-2647 or visit our Internet Website at www.accessallstate.com.

HOW MUCH CAN I WITHDRAW AS A FREE WITHDRAWAL?

The maximum Free Withdrawal amount during each Annuity Year is equal to 10% of all Purchase Payments that are subject to a CDSC. Withdrawals made within an Annuity Year reduce the Free Withdrawal amount available for the remainder of the Annuity Year. If you do not make a withdrawal during an Annuity Year, you are not allowed to carry over the Free Withdrawal amount to the next Annuity Year.

CAN I MAKE PERIODIC WITHDRAWALS FROM MY ANNUITY DURING THE ACCUMULATION PERIOD? Yes. We call these “Systematic Withdrawals.” You can receive Systematic Withdrawals of earnings only, or a flat dollar amount. Systematic Withdrawals may be subject to a CDSC. We will determine whether a CDSC applies and the amount in the same way as we would for a partial withdrawal.

Systematic Withdrawals can be made from Account Value allocated to the Sub-accounts or the Fixed Rate Option. Generally, Systematic Withdrawals from the Fixed Rate Option are limited to earnings accrued after the program of Systematic Withdrawals begins, or payments of fixed dollar amounts that do not exceed such earnings. Systematic Withdrawals are available on a monthly, quarterly, semi-annual or annual basis. There is no minimum Surrender Value we require to allow you to begin a program of Systematic Withdrawals.

The minimum amount for each Systematic Withdrawal is $100. If any scheduled Systematic Withdrawal is for less than $100 (which may occur under a program that provides payment of an amount equal to the earnings in your Annuity for the period requested), we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled Systematic Withdrawal.

DO YOU OFFER A PROGRAM FOR WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE CODE?

Yes. If your Annuity is used as an investment vehicle for certain retirement plans that receive special tax treatment under Sections 408 or 408A of the Code, Section 72(t) of the Code may provide an exception to the 10% penalty tax on distributions made prior to age 59 1/2 if you elect to receive distributions as a series of “substantially equal periodic payments.” For contracts issued as non-qualified annuities, the Internal Revenue Code provides for the same exemption from penalty under Section 72(q) of the Code. Distributions received under these provisions in any Annuity Year that exceed the maximum amount available as a free withdrawal will be subject to any applicable CDSC. To request a program that complies with Sections 72(t)/72(q), you must provide us with certain required information in writing on a form acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t)/72(q) withdrawals. There is no minimum Surrender Value we require to allow you to begin a program for withdrawals under Sections

72(t)/72(q). The minimum amount for any such withdrawal is $100 and payments may be made monthly, quarterly, semi-annually or annually.

You may also annuitize your contract and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments before age 59 1/2 that are not subject to the 10% penalty.

WHAT ARE REQUIRED MINIMUM DISTRIBUTIONS AND WHEN WOULD I NEED TO MAKE THEM? (See “Tax Considerations” for a further discussion of required minimum distributions.)

Note that under the Worker, Retiree and Employer Recovery Act of 2008, Required Minimum Distributions are suspended for 2009 and are scheduled to resume in 2010. For purposes of determining whether your withdrawal is subject to the Contingent Deferred Sales Charge, we will continue to treat the calculated amount that would have been a required minimum distribution if not for the suspension as the amount not subject to Contingent Deferred Sales Charge.

Required minimum distributions are a type of Systematic Withdrawal we allow to meet distribution requirements under Section 401(a)(9) of the Code. The required minimum distribution rules under Section 401(a)(9) apply to an Annuity issued as part of an IRA or SEP IRA. Required minimum distribution rules do not apply to Roth IRAs during the owner’s lifetime. Under the Code, you may be required to begin receiving periodic amounts from your Annuity. In such case, we will allow you to make Systematic Withdrawals in amounts that satisfy the required minimum distribution rules under the Code. We do not assess a CDSC on required minimum distributions from your Annuity if you are required by law to take such required minimum distribution from your Annuity at the time it is taken. However, a CDSC (if applicable) may be assessed on that portion of a Systematic Withdrawal that is taken to satisfy the required minimum distribution rules in relation to other savings or investment plans.

The amount of the required minimum distribution for your particular situation may depend on other annuities, savings or investments. We will only calculate the amount of your required minimum distribution based on the value of your Annuity. We require three (3) days advance written notice to calculate and process the amount of your payments. You may elect to have required minimum distributions paid out monthly, quarterly, semi-annually or annually. The $100 minimum amount that applies to Systematic Withdrawals applies to monthly minimum distributions but does not apply to required minimum distributions taken out on a quarterly, semi-annual or annual basis.

You may also annuitize your contract and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments and satisfying the required minimum distribution requirements under the Code. Annuitized payments are not suspended as required minimum distributions for 2009.

CAN I SURRENDER MY ANNUITY FOR ITS VALUE?

Yes. During the accumulation period you can surrender your Annuity at any time. Upon surrender, you will receive the Surrender Value. Upon surrender of your Annuity, you will no longer have any rights under the surrendered Annuity.

For purposes of calculating any applicable CDSC on surrender, the Purchase Payments being withdrawn may be greater than your remaining Account Value or the amount of your withdrawal request. This is most likely to occur if you have made prior withdrawals under the Free Withdrawal provision or if your Account Value has declined in value due to negative market performance. In that scenario, we would determine the CDSC amount as the applicable percentage of the Purchase Payments being withdrawn, rather than as a percentage of the remaining Account Value or withdrawal request. Thus, the CDSC would be greater than if it were calculated as a percentage of remaining Account Value or withdrawal amount.

Under certain annuity payment options, you may be allowed to surrender your Annuity for its then current value.

To request the forms necessary to surrender your Annuity, call 1-877-234-8688 or visit our Internet Website at www.accessallstate.com.

WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?

We currently make annuity options available that provide fixed annuity payments. Fixed options provide the same amount with each payment. We do not guarantee to make any annuity payment options available in the future other than those fixed annuitization options guaranteed in your Annuity. Please refer to the “Living Benefits” section below for a description of annuity options that are available when you elect one of the living benefits.

You may choose an Annuity Date, an annuity option and the frequency of annuity payments. You may change your choices before the Annuity Date under the terms of your contract. For non-qualified annuity contracts, your Annuity Date must be no later than the first day of the month next following the 95/th/ birthday of the older of the Owner or Annuitant (unless we agree to another date), and certain annuity options may not be available depending on the age of the Owner or Annuitant. For qualified contracts, generally your Annuity Date must be no later than the first day of the month next following the 92/nd/ birthday of the Annuitant (unless we agree to another date) and certain annuity options may not be available depending on the age of the Annuitant. Certain States may have different requirements, based on applicable laws. Please refer to your Annuity contract.

Certain of these annuity options may be available to Beneficiaries who choose to receive the Death Benefit proceeds as a series of payments instead of a lump sum payment.

Please note, you may not annuitize within the first three Annuity Years.

Option 1

Annuity Payments for a Fixed Period: Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed life expectancy). The annuity payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the annuitant dies during the income phase, payments will continue to the beneficiary for the remainder of the fixed period or, if the beneficiary so chooses, we will make a single lump-sum payment. The amount of the lump-sum payment is determined by calculating the present value of the unpaid future payments. This is done by using the interest rate used to compute the actual payments. The interest rate will be at least 3% a year.

Option 2

Life Income Annuity with 120 Months Certain Period Option: Under this option, we will make annuity payments monthly, quarterly, semiannually, or annually as long as the annuitant is alive. If the annuitant dies before we have made 10 years worth of payments, we will pay the beneficiary in one lump sum the present value of the annuity payments scheduled to have been made over the remaining portion of that 10 year period, unless we were specifically instructed that such remaining annuity payments continue to be paid to the beneficiary. The present value of the remaining annuity payments is calculated by using the interest rate used to compute the amount of the original 120 payments. The interest rate will be at least 3% a year.

If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you, unless prohibited by applicable law. If the life income annuity with 120 months certain period option is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.

OTHER ANNUITY OPTIONS

We currently offer a variety of other annuity options not described above. At the time annuity payments are chosen, we may make available to you any of the fixed annuity options that are offered at your Annuity Date.

HOW AND WHEN DO I CHOOSE THE ANNUITY PAYMENT OPTION?

Unless prohibited by law, we require that you elect either a life annuity or an annuity with a certain period of at least 5 years if any CDSC would apply were you to surrender your Annuity on the Annuity Date. Certain annuity payment options may not be available if your Annuity Date occurs during the period that a CDSC would apply.

You have a right to choose your annuity start date provided that it is no later than the latest Annuity Date indicated above. If you have not provided us with your Annuity Date or annuity payment option in writing, then your Annuity Date will be the latest Annuity Date indicated above.

Please note that annuitization essentially involves converting your Account Value to an annuity payment stream, the length of which depends on the terms of the applicable annuity option. Thus, once annuity payments begin, your death benefit is determined solely under the terms of the applicable annuity payment option, and you no longer participate in any optional living benefit (unless you have annuitized under that benefit).

LIVING BENEFITS

DO YOU OFFER BENEFITS DESIGNED TO PROVIDE INVESTMENT PROTECTION FOR OWNERS WHILE THEY ARE ALIVE?

Allstate New York offers different optional benefits, for an additional charge, that can provide investment protection for Owners while they are alive. Notwithstanding the additional protection provided under the optional Living Benefits, the additional cost has the impact of reducing net performance of the investment options. Each optional benefit offers a distinct type of guarantee, regardless of the performance of the Sub- accounts, that may be appropriate for you depending on the manner in which you intend to make use of your Annuity while you are alive. Depending on which optional benefit you choose, you can have substantial flexibility to invest in the Sub-accounts while:

. Protecting a principal amount from decreases in value due to investment performance;

. Taking withdrawals with a guarantee that you will be able to withdraw not less than a guaranteed benefit base over time;

. Guaranteeing a minimum amount of growth will be applied to your principal, if it is to be used as the basis for lifetime income payments or lifetime withdrawals; or

. Providing spousal continuation of certain benefits.

The “living benefits” are as follows:

. Guaranteed Minimum Income Benefit (GMIB)/1/

. TrueIncome and TrueIncome - Spousal/1/

. TrueIncome - Highest Daily/1/

. TrueIncome - Highest Daily 7

. TrueIncome - Spousal Highest Daily 7

(1) No longer available for new elections.

Here is a general description of each kind of living benefit that exists under this Annuity:

. Guaranteed Minimum Income Benefit or (“GMIB”). As discussed elsewhere in this prospectus, you have the right under your annuity to ask us to convert your accumulated annuity value into a series of annuity payments. Generally, the smaller the amount of your annuity value, the smaller the amount of your annuity payments. GMIB addresses this risk, by guaranteeing a certain amount of appreciation in the amount used to produce annuity payments. Thus, even if your annuity value goes down in value, GMIB guarantees that the amount we use to determine the amount of the annuity payments will go up in value by the prescribed amount. You should select GMIB only if you are prepared to delay your annuity payments for the required waiting period and if you anticipate needing annuity payments. GMIB is no longer available for new elections.

. Lifetime Guaranteed Minimum Withdrawal Benefits. These benefits are designed for someone who wants to access the annuity’s value through withdrawals over time, rather than by annuitizing. The withdrawal amounts are guaranteed for life (or until the second to die of spouses). The way that we establish the guaranteed amount that, in turn, determines the amount of the annual lifetime payments varies among these benefits. Under TrueIncome - Highest Daily 7, for example, the guaranteed amount generally is equal to your Account Value, appreciated at seven percent annually. Please note that there is a maximum Annuity Date under your Annuity, by which date annuity payments must commence. TrueIncome, TrueIncome - Spousal, and TrueIncome - Highest Daily are no longer available for new elections.

Please refer to the benefit description that follows for a complete description of the terms, conditions and limitations of each optional benefit. See the chart in the “Investment Options” section of the Prospectus on page 12 for a list of investment options available and permitted with each benefit. You should consult with your Financial Professional to determine if any of these optional benefits may be appropriate for you based on your financial needs. There are many factors to consider, but we note that among them you may want to evaluate the tax implications of these different approaches to meeting your needs, both between these benefits and in comparison to other potential solutions to your needs (e.g., comparing the tax implications of the withdrawal benefit and annuity payments and comparing annuity benefits with benefits of other products).

Termination of Existing Benefits and Election of New Benefits If you currently own an Annuity with an optional living benefit that is terminable, you may terminate the benefit rider, however you generally will only be permitted to re-elect the benefit or elect another currently available lifetime withdrawal benefit on any anniversary of the Issue Date that is at least 90 calendar days from the date the benefit was last terminated, provided the request is received in good order (subject to state availability and in accordance with any applicable age requirements). We reserve the right to waive, change and/or further limit availability and election frequencies in the future. Check with your financial professional regarding the availability of re-electing or electing a benefit and any waiting period. The benefit you re-elect or elect may be more expensive than the benefit you are terminating. Note that once you terminate an existing benefit, you lose the guarantees that you had accumulated under your existing benefit and will begin the new guarantees under the new benefit you elect based on your Account Value as of the date the new benefit becomes active. You should carefully consider whether terminating your existing benefit and electing a new benefit is appropriate for you.

GUARANTEED MINIMUM INCOME BENEFIT (GMIB)

The Guaranteed Minimum Income Benefit is no longer available for new elections.

The Guaranteed Minimum Income Benefit is an optional benefit that, after a seven-year waiting period, guarantees your ability to begin receiving income from your Annuity in the form of annuity payments based on a guaranteed minimum value (called the “Protected Income Value”) that increases after the waiting period begins, regardless of the impact of Sub-account performance on your Account Value. The benefit may be appropriate for you if you anticipate using your Annuity as a future source of periodic fixed income payments for the remainder of your life and wish to ensure that the basis upon which your income payments will be calculated will achieve at least a minimum amount despite fluctuations in market performance. There is an additional charge if you elected the GMIB benefit.

Key Feature - Protected Income Value

The Protected Income Value is the minimum amount that we guarantee will be available (net of any applicable tax charge), after a waiting period of at least seven years, as a basis to begin receiving fixed annuity payments. The Protected Income Value is initially established on the effective date of the GMIB benefit and is equal to your Account Value on such date. Currently, since the GMIB benefit may only be elected at issue, the effective date is the Issue Date of your Annuity. The Protected Income Value is increased daily based on an annual growth rate of 5%, subject to the limitations described below. The Protected Income Value is referred to as the “Protected Value” in the rider we issue for this benefit. The 5% annual growth rate is referred to as the “Roll-Up Percentage” in the rider we issue for this benefit.

The Protected Income Value is subject to a limit of 200% (2X) of the sum of the Protected Income Value established on the effective date of the GMIB benefit, or the effective date of any step-up value, plus any additional purchase payments (and any Credit that is applied to such purchase payments in the case of X Series) made after the waiting period begins (“Maximum Protected Income Value”), minus the sum of any reductions in the Protected Income Value due to withdrawals you make from your Annuity after the waiting period begins.

. Subject to the maximum age/durational limits described immediately below, we will no longer increase the Protected Income Value by the 5% annual growth rate once you reach the Maximum Protected Income Value. However, we will increase the Protected Income Value by the amount of any additional purchase payments after you reach the Maximum Protected Income Value. Further, if you make withdrawals after you reach the Maximum Protected Income Value, we will reduce the Protected Income Value and the Maximum Protected Income Value by the proportional impact of the withdrawal on your Account Value.

. Subject to the Maximum Protected Income Value, we will no longer increase the Protected Income Value by the 5% annual growth rate after the later of the anniversary date on or immediately following the Annuitant’s 80/th/ birthday or the 7/th/ anniversary of the later of the effective date of the GMIB benefit or the effective date of the most recent step-up. However, we will increase the Protected Income Value by the amount of any additional purchase payments (and any Credit that is applied to such purchase payments in the case of X Series). Further, if you make withdrawals after the Annuitant reaches the maximum age/duration limits, we will reduce the Protected Income Value and the Maximum Protected Income Value by the proportional impact of the withdrawal on your Account Value.

. Subject to the Maximum Protected Income Value, if you make an additional Purchase Payment, we will increase the Protected Income Value by the amount of the Purchase Payment (and any Credit that is applied to such Purchase Payment in the case of X Series) and will apply the 5% annual growth rate on the new amount from the date the Purchase Payment is applied.

. As described below, after the waiting period begins, cumulative withdrawals each Annuity Year that are up to 5% of the Protected Income Value on the prior anniversary of your Annuity will reduce the Protected Income Value by the amount of the withdrawal. Cumulative withdrawals each Annuity Year in excess of 5% of the Protected Income Value on the prior anniversary of your Annuity will reduce the Protected Income Value proportionately. All withdrawals after the Maximum Protected Income Value is reached will reduce the Protected Income Value proportionately. The 5% annual growth rate will be applied to the reduced Protected Income Value from the date of the withdrawal.

Stepping-Up the Protected Income Value - You may elect to “step-up” or “reset” your Protected Income Value if your Account Value is greater than the current Protected Income Value. Upon exercise of the step-up provision, your initial Protected Income Value will be reset equal to your current Account Value. From the date that you elect to step-up the Protected Income Value, we will apply the 5% annual growth rate to the stepped-up Protected Income Value, as described above. You can exercise the step-up provision twice while the GMIB benefit is in effect, and only while the Annuitant is less than age 76.

. A new seven-year waiting period will be established upon the effective date of your election to step-up the Protected Income Value. You cannot exercise your right to begin receiving annuity payments under the GMIB benefit until the end of the new waiting period. In light of this waiting period upon resets, it is not recommended that you reset your GMIB if the required beginning date under IRS minimum distribution requirements would commence during the 7 year waiting period. See “Tax Considerations” section in this prospectus for additional information on IRS requirements.

. The Maximum Protected Income Value will be reset as of the effective date of any step-up. The new Maximum Protected Income Value will be equal to 200% of the sum of the Protected Income Value as of the effective date of the step-up plus any subsequent purchase payments (and any Credit that is applied to such purchase payments in the case of X Series), minus the impact of any withdrawals after the date of the step-up.

. When determining the guaranteed annuity purchase rates for annuity payments under the GMIB benefit, we will apply such rates based on the number of years since the most recent step-up.

. If you elect to step-up the Protected Income Value under the benefit, and on the date you elect to step-up, the charges under the GMIB benefit have changed for new purchasers, your benefit may be subject to the new charge going forward.

. A step-up will increase the dollar for dollar limit on the anniversary of the Issue Date of the Annuity following such step-up.

Impact of Withdrawals on the Protected Income Value - Cumulative withdrawals each Annuity Year up to 5% of the Protected Income Value will reduce the Protected Income Value on a “dollar-for-dollar” basis (the Protected Income Value is reduced by the actual amount of the withdrawal). Cumulative withdrawals in any Annuity Year in excess of 5% of the Protected Income Value will reduce the Protected Income Value proportionately (see the examples of this calculation below). The 5% annual withdrawal amount is determined on each anniversary of the Issue Date (or on the Issue Date for the first Annuity Year) and applies to any withdrawals during the Annuity Year. This means that the amount available for withdrawals each Annuity Year on a “dollar-for-dollar” basis is adjusted on each Annuity anniversary to reflect changes in the Protected Income Value during the prior Annuity Year.

The following examples of dollar-for-dollar and proportional reductions assume that: 1.) the Issue Date and the effective date of the GMIB benefit are October 13, 2005; 2.) an initial Purchase Payment of $250,000 (includes any Credits in the case of X Series); 3.) an initial Protected Income Value of $250,000; and 4.) a dollar-for-dollar limit of $12,500 (5% of $250,000). The values set forth here are purely hypothetical and do not reflect the charge for GMIB or any other fees and charges.

Example 1. Dollar-for-dollar reduction

A $10,000 withdrawal is taken on November 13, 2005 (in the first Annuity Year). No prior withdrawals have been taken. Immediately prior to the withdrawal, the Protected Income Value is $251,038.10 (the initial value accumulated for 31 days at an annual effective rate of 5%). As the amount withdrawn is less than the dollar-for-dollar limit:

. The Protected Income Value is reduced by the amount withdrawn (i.e., by $10,000, from $251,038.10 to $241,038.10).

. The remaining dollar-for-dollar limit (“Remaining Limit”) for the balance of the first Annuity Year is also reduced by the amount withdrawn (from $12,500 to $2,500).

Example 2. Dollar-for-dollar and proportional reductions A second $10,000 withdrawal is taken on December 13, 2005 (still within the first Annuity Year). Immediately before the withdrawal, the Account Value is $220,000 and the Protected Income Value is $242,006.64. As the amount withdrawn exceeds the Remaining Limit of $2,500 from Example 1:

. the Protected Income Value is first reduced by the Remaining Limit (from $242,006.64 to $239,506.64);

. The result is then further reduced by the ratio of A to B, where:

-- A is the amount withdrawn less the Remaining Limit ($10,000 - $2,500, or $7,500).

-- B is the Account Value less the Remaining Limit ($220,000 - $2,500, or $217,500).

The resulting Protected Income Value is: $239,506.64 X (1 - $7,500 / $217,500), or $231,247.79.

. The Remaining Limit is set to zero (0) for the balance of the first Annuity Year.

Example 3. Reset of the Dollar-for-dollar Limit A $10,000 withdrawal is made on the first anniversary of the Issue Date, October 13, 2006 (second Annuity Year). Prior to the withdrawal, the Protected Income Value is $240,838.37. The Remaining Limit is reset to 5% of this amount, or $12,041.92. As the amount withdrawn is less than the dollar-for-dollar limit:

. the Protected Income Value is reduced by the amount withdrawn (i.e., reduced by $10,000, from $240,838.37 to $230,838.37).

. the Remaining Limit for the balance of the second Annuity Year is also reduced by the amount withdrawn (from $12,041.92 to $2,041.92).

Key Feature - GMIB Annuity Payments

You can elect to apply the Protected Income Value to one of the available GMIB Annuity Payment Options on any anniversary date following the initial waiting period, or any subsequent waiting period established upon your election to step-up the Protected Income Value. Once you have completed the waiting period, you will have a 30-day period each year, prior to the Annuity anniversary, during which you may elect to begin receiving annuity payments under one of the available GMIB Annuity Payment Options. You must elect one of the GMIB Annuity Payment Options by the anniversary of the Annuity’s Issue Date on or immediately following the Annuitant’s or your 95/th/ birthday (whichever is sooner), except for Annuities used as a funding vehicle for an IRA or SEP IRA, in which case you must elect one of the GMIB Annuity Payment Options by the anniversary of the Annuity’s Issue Date on or immediately following the Annuitant’s 92/nd/ birthday.

Your Annuity or state law may require you to begin receiving annuity payments at an earlier date.

The amount of each GMIB Annuity Payment will be determined based on the age and, where permitted by law, sex of the Annuitant by applying the Protected Income Value (net of any applicable tax charge that may be due) to the GMIB Annuity Payment Option you choose. We use special annuity purchase rates to calculate the amount of each payment due under the GMIB Annuity Payment Options. These special rates for the GMIB Annuity Payment Options are calculated using an assumed interest rate factor that provides for lower growth in the value applied to produce annuity payments than if you elected an annuity payment option that is not part of the GMIB benefit. These special rates also are calculated using other factors such as “age setbacks” (use of an age lower than the Annuitant’s actual age) that result in lower payments than would result if you elected an annuity payment option that is not part of the GMIB benefit. Use of an age setback entails a longer assumed life for the Annuitant which in turn results in lower annuity payments.

On the date that you elect to begin receiving GMIB Annuity Payments, we guarantee that your payments will be calculated based on your Account Value and our then current annuity purchase rates if the payment amount calculated on this basis would be higher than it would be based on the Protected Income Value and the special GMIB annuity purchase rates.

GMIB Annuity Payment Option 1 - Payments for Life with a Certain Period Under this option, monthly annuity payments will be made until the death of the Annuitant. If the Annuitant dies before having received 120 monthly annuity payments, the remainder of the 120 monthly annuity payments will be made to the Beneficiary.

GMIB Annuity Payment Option 2 - Payments for Joint Lives with a Certain Period Under this option, monthly annuity payments will be made until the death of both the Annuitant and the Joint Annuitant. If the Annuitant and the Joint Annuitant die before having received 120 monthly annuity payments, the remainder of the 120 monthly annuity payments will be made to the Beneficiary.

. If the Annuitant dies first, we will continue to make payments until the later of the death of the Joint Annuitant and the end of the period certain. However, if the Joint Annuitant is still receiving annuity payments following the end of the certain period, we will reduce the amount of each subsequent payment to 50% of the original payment amount.

. If the Joint Annuitant dies first, we will continue to make payments until the later of the death of the Annuitant and the end of the period certain.

You cannot withdraw your Account Value or the Protected Income Value under either GMIB Annuity Payment Option once annuity payments have begun. We may make other payout frequencies available, such as quarterly, semi-annually or annually.

Other Important Considerations

You should note that GMIB is designed to provide a type of insurance that serves as a safety net only in the event your Account Value declines significantly due to negative investment performance. If your Account Value is not significantly affected by negative investment performance, it is unlikely that the purchase of the GMIB will result in your receiving larger annuity payments than if you had not purchased GMIB. This is because the assumptions that we use in computing the GMIB, such as the annuity purchase rates, (which include assumptions as to age- setbacks and assumed interest rates), are more conservative than the assumptions that we use in computing annuity payout options outside of GMIB. Therefore, you may generate higher income payments if you were to annuitize a lower Account Value at the current annuity purchase rates, than if you were to annuitize under the GMIB with a higher Protected Value than your Account Value but, at the annuity purchase rates guaranteed under the GMIB. The GMIB benefit does not directly affect an Annuity’s Account Value, Surrender Value or the amount payable under either the basic Death Benefit provision of the Annuity or any optional Death Benefit provision. If you surrender your Annuity, you will receive the current Surrender Value, not the Protected Income Value. The Protected Income Value is only applicable if you elect to begin receiving annuity payments under one of the GMIB annuity options after the waiting period.

. Each Annuity offers other annuity payment options that you can elect which do not impose an additional charge, but which do not offer to guarantee a minimum value on which to make annuity payments.

. Where allowed by law, we reserve the right to limit subsequent purchase payments if we determine, at our sole discretion, that based on the timing of your purchase payments and withdrawals, your Protected Income Value is increasing in ways we did not intend. In determining whether to limit purchase payments, we will look at purchase payments which are disproportionately larger than your initial Purchase Payment and other actions that may artificially increase the Protected Income Value.

. We currently limit the Sub-accounts in which you may allocate Account Value if you participate in this benefit. Should we prohibit access to any investment option, any transfers required to move Account Value to eligible investment options will not be counted in determining the number of free transfers during an Annuity Year.

. If you change the Annuitant after the effective date of the GMIB benefit, the period of time during which we will apply the 5% annual growth rate may be changed based on the age of the new Annuitant. If the new Annuitant would not be eligible to elect the GMIB benefit based on his or her age at the time of the change, then the GMIB benefit will terminate.

. Annuity payments made under the GMIB benefit are subject to the same tax treatment as any other annuity payment.

. At the time you elect to begin receiving annuity payments under the GMIB benefit or under any other annuity payment option we make available, the protection provided by an Annuity’s basic Death Benefit or any optional Death Benefit provision you elected will no longer apply.

Election of the Benefit

The GMIB benefit is no longer available for election. The Annuitant must have been age 75 or less as of the effective date of the GMIB benefit.

Termination of the Benefit

The GMIB benefit cannot be terminated by the Owner once elected. The GMIB benefit automatically terminates as of the date your Annuity is fully surrendered, on the date the Death Benefit is payable to your Beneficiary (unless your surviving spouse elects to continue your Annuity), or on the date that your Account Value is transferred to begin making annuity payments. The GMIB benefit may also be terminated if you designate a new Annuitant who would not be eligible to elect the GMIB benefit based on his or her age at the time of the change.

Upon termination of the GMIB benefit we will deduct the charge from your Account Value for the portion of the Annuity Year since the prior anniversary of the Annuity’s Issue Date (or the Issue Date if in the first Annuity Year).

Charges under the Benefit

Currently, we deduct a charge equal to 0.50% per year of the average Protected Income Value for the period the charge applies. Because the charge is calculated based on the average Protected Income Value, it does not increase or decrease based on changes to the Annuity’s Account Value due to market performance. The dollar amount you pay each year will increase in any year the Protected Income Value increases, and it will decrease in any year the Protected Income Value decreases due to withdrawal, irrespective of whether your Account Value increases or decreases.

The charge is deducted annually in arrears each Annuity Year on the anniversary of the Issue Date of an Annuity. We deduct the amount of the charge pro-rata from the Account Value allocated to the Sub-accounts and the Fixed Allocations. No MVA will apply to Account Value deducted from a Fixed Allocation. If you surrender your Annuity, begin receiving annuity payments under the GMIB benefit or any other annuity payment option we make available during an Annuity Year, or the GMIB benefit terminates, we will deduct the charge for the portion of the Annuity Year since the prior anniversary of the Annuity’s Issue Date (or the Issue Date if in the first Annuity Year).

No charge applies after the Annuity Date.

TRUEINCOME(R)

TrueIncome is no longer being offered. TrueIncome could be elected only where the Annuitant and the Owner were the same person or, if the Annuity Owner is an entity, where there was only one Annuitant. The Annuitant must be at least 45 years old when the benefit is elected. TrueIncome was not available if you elected any other optional living benefit. As long as your TrueIncome is in effect, you must allocate your Account Value in accordance with the then permitted and available option(s) with this benefit.

The benefit guarantees your ability to withdraw amounts equal to a percentage of an initial principal value (called the “Protected Withdrawal Value”), regardless of the impact of market performance on your Account Value, subject to our benefit rules regarding the timing and amount of withdrawals. There are two options - one is designed to provide an annual withdrawal amount for life (the “Life Income Benefit”) and the other is designed to provide a greater annual withdrawal amount as long as there is Protected Withdrawal Value (adjusted as described below) (the “Withdrawal Benefit”). If there is no Protected Withdrawal Value, the withdrawal benefit will be zero. You do not choose between these two options; each option will continue to be available as long as your Annuity has an Account Value and TrueIncome is in effect. Certain benefits under TrueIncome may remain in effect even if the Account Value of your Annuity is zero. The benefit may be appropriate if you intend to make periodic withdrawals from your Annuity and wish to ensure that market performance will not affect your ability to receive annual payments. You are not required to make withdrawals as part of the benefit - the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit.

Key Feature - Protected Withdrawal Value The Protected Withdrawal Value is used to determine the amount of each annual payment under the Life Income Benefit and the Withdrawal Benefit. The initial Protected Withdrawal Value is determined as of the date you make your first withdrawal under your Annuity following your election of TrueIncome. The initial Protected Withdrawal Value is equal to the greater of (A) the Account Value on the date you elect TrueIncome, plus any additional purchase payments, as applicable, each growing at 5% per year from the date of your election of the benefit, or application of the Purchase Payment to your Annuity until the date of your first withdrawal or the 10/th/ anniversary of the benefit effective date, if earlier (B) the Account Value on the date of the first withdrawal from your Annuity, prior to the withdrawal, and (C) the highest Account Value on each Annuity anniversary, plus subsequent purchase payments prior to the first withdrawal or the 10/th/ anniversary of the benefit effective date, if earlier. With respect to (A) and (C) above, after the 10/th/ anniversary of the benefit effective date, each value is increased by the amount of any subsequent purchase payments. With respect to X Series, Credits are added to purchase payments for purposes of calculating the Protected Withdrawal Value, the Annual Income Amount and the Annual Withdrawal Amount (see below for a description of Annual Income Amount and Annual Withdrawal Amount).

. If you elect TrueIncome at the time you purchase your Annuity, the Account Value will be your initial Purchase Payment.

. For existing Owners who elected TrueIncome, the Account Value on the date of your election of TrueIncome will be used to determine the initial Protected Withdrawal Value.

. If you make additional purchase payments after your first withdrawal, the Protected Withdrawal Value will be increased by the amount of each additional Purchase Payment.

The Protected Withdrawal Value is reduced each time a withdrawal is made on a dollar-for-dollar basis up to 7% per Annuity Year of the Protected Withdrawal Value and on the greater of a dollar-for-dollar basis or a pro rata basis for withdrawals in an Annuity Year in excess of that amount until the Protected Withdrawal Value is reduced to zero. At that point the Annual Withdrawal Amount will be zero until such time (if any) as the Annuity reflects a Protected Withdrawal Value (for example, due to a step-up or additional purchase payments being made into the Annuity).

Step-Up of the Protected Withdrawal Value You may elect to step-up your Protected Withdrawal Value if, due to positive market performance, your Account Value is greater than the Protected Withdrawal Value.

. You are eligible to step-up the Protected Withdrawal Value on or after the 1/st/ anniversary of the first withdrawal under TrueIncome

. The Protected Withdrawal Value can be stepped up again on or after the 1/st/ anniversary of the preceding step-up

If you elect to step-up the Protected Withdrawal Value under the benefit, and on the date you elect to step-up, the charges under TrueIncome have changed for new purchasers, your benefit may be subject to the new charge at the time of step-up. Upon election of the step-up, we increase the Protected Withdrawal Value to be equal to the then current Account Value. For example, assume your initial Protected Withdrawal Value was $100,000 and you have made cumulative withdrawals of $40,000, reducing the Protected Withdrawal Value to $60,000. On the date you are eligible to step-up the Protected Withdrawal Value, your Account Value is equal to $75,000. You could elect to step-up the Protected Withdrawal Value to $75,000 on the date you are eligible. If your current Annual Income Amount and Annual Withdrawal Amount are less than they would be if we did not reflect the step-up in Protected Withdrawal Value, then we will increase these amounts to reflect the step-up as described below.

An optional automatic step-up (“Auto Step-Up”) feature is available for this benefit. This feature may be elected at the time the benefit is elected or at any time while the benefit is in force.

If you elected TrueIncome and have also elected the Auto Step-Up feature:

. the first Auto Step-Up opportunity will occur on the 1/st/ Annuity Anniversary that is at least one year after the later of (1) the date of the first withdrawal under TrueIncome or (2) the most recent step-up

. your Protected Withdrawal Value will only be stepped-up if 5% of the Account Value is greater than the Annual Income Amount by any amount

. if at the time of the first Auto Step-Up opportunity, 5% of the Account Value is not greater than the Annual Income Amount, an Auto Step-Up opportunity will occur on each successive Annuity Anniversary until a step-up occurs

. once a step-up occurs, the next Auto Step-Up opportunity will occur on the 1/st/ Annuity Anniversary that is at least one year after the most recent step-up

If on the date that we implement an Auto Step-Up to your Protected Withdrawal Value, the charge for TrueIncome has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Subject to our rules and restrictions, you will still be permitted to manually step-up the Protected Withdrawal Value even if you elect the Auto Step-Up feature.

Key Feature - Annual Income Amount under TrueIncome The initial Annual Income Amount is equal to 5% of the initial Protected Withdrawal Value. Under TrueIncome, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative withdrawals are in excess of the Annual Income Amount (“Excess Income”), your Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. A withdrawal can be considered Excess Income under the Life Income Benefit even though it does not exceed the Annual Withdrawal Amount under the Withdrawal Benefit. When you elect a step-up (or an auto step-up is effected), your Annual Income Amount increases to equal 5% of your Account Value after the step-up if such amount is greater than your Annual Income Amount. Your Annual Income Amount also increases if you make additional purchase payments. The amount of the increase is equal to 5% of any additional purchase payments (and any associated Credit with respect to X Series). Any increase will be added to your Annual Income Amount beginning on the day that the step-up is effective or the Purchase Payment is made. A determination of whether you have exceeded your Annual Income Amount is made at the time of each withdrawal; therefore a subsequent increase in the Annual Income Amount will not offset the effect of a withdrawal that exceeded the Annual Income Amount at the time the withdrawal was made.

Key Feature - Annual Withdrawal Amount under the Withdrawal Benefit The initial Annual Withdrawal Amount is equal to 7% of the initial Protected Withdrawal Value. Under TrueIncome, if your cumulative withdrawals each Annuity Year are less than or equal to the Annual Withdrawal Amount, your Protected Withdrawal Value will be reduced on a dollar-for-dollar basis. If your cumulative withdrawals are in excess of the Annual Withdrawal Amount (“Excess Withdrawal”), your Annual Withdrawal Amount will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Withdrawal to the Account Value immediately prior to such withdrawal (see the examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. When you elect a step-up (or an auto step-up is effected), your Annual Withdrawal Amount increases to equal 7% of your Account Value after the step-up if such amount is greater than your Annual Withdrawal Amount. Your Annual Withdrawal Amount also increases if you make additional purchase payments. The amount of the increase is equal to 7% of any additional purchase payments (and any associated Credit with respect to X Series). A determination of whether you have exceeded your Annual Withdrawal Amount is made at the time of each withdrawal; therefore, a subsequent increase in the Annual Withdrawal Amount will not offset the effect of a withdrawal that exceeded the Annual Withdrawal Amount at the time the withdrawal was made.

TrueIncome does not affect your ability to make withdrawals under your Annuity or limit your ability to request withdrawals that exceed the Annual Income Amount and the Annual Withdrawal Amount. You are not required to withdraw all or any portion of the Annual Withdrawal Amount or Annual Income Amount in each Annuity Year.

. If, cumulatively, you withdraw an amount less than the Annual Withdrawal Amount under the Withdrawal Benefit in any Annuity Year, you cannot carry-over the unused portion of the Annual Withdrawal Amount to subsequent Annuity Years. However, because the Protected Withdrawal Value is only reduced by the actual amount of withdrawals you make under these circumstances, any unused Annual Withdrawal Amount may extend the period of time until the remaining Protected Withdrawal Value is reduced to zero.

. If, cumulatively, you withdraw an amount less than the Annual Income Amount under the Life Income Benefit in any Annuity Year, you cannot carry-over the unused portion of the Annual Income Amount to subsequent Annuity Years. However, because the Protected Withdrawal Value is only reduced by the actual amount of withdrawals you make under these circumstances, any unused Annual Income Amount may extend the period of time until the remaining Protected Withdrawal Value is reduced to zero.

Examples of Withdrawals

The following examples of dollar-for-dollar and proportional reductions of the Protected Withdrawal Value, Annual Withdrawal Amount and Annual Income Amount assume: 1.) the Issue Date and the Effective Date of TrueIncome are February 1, 2005; 2.) an initial Purchase Payment of $250,000; 3.) the Account Value on February 1, 2006 is equal to $265,000; and 4.) the first withdrawal occurs on March 1, 2006 when the Account Value is equal to $263,000. The values set forth here are purely hypothetical, and do not reflect the charge for TrueIncome or any other fees and charges.

The initial Protected Withdrawal Value is calculated as the greatest of (a), (b) and (c):

(a) Purchase payment accumulated at 5% per year from February 1, 2005 until March 1, 2006 (393 days) = $250,000 X 1.05/(393/365)/ = $263,484.33

(b) Account Value on March 1, 2006 (the date of the first withdrawal) = $263,000

(c)Account Value on February 1, 2006 (the first Annuity Anniversary) = $265,000

Therefore, the initial Protected Withdrawal Value is equal to $265,000. The Annual Withdrawal Amount is equal to $18,550 under the Withdrawal Benefit (7% of $265,000). The Annual Income Amount is equal to $13,250 under the Life Income Benefit (5% of $265,000).

Example 1. Dollar-for-dollar reduction

If $10,000 was withdrawn (less than both the Annual Income Amount and the Annual Withdrawal Amount) on March 1, 2006, then the following values would result:

. Remaining Annual Withdrawal Amount for current Annuity Year = $18,550 - $10,000 = $8,550. Annual Withdrawal Amount for future Annuity Years remains at $18,550.

. Remaining Annual Income Amount for current Annuity Year = $13,250 - $10,000 = $3,250. Annual Income Amount for future Annuity Years remains at $13,250.

. Protected Withdrawal Value is reduced by $10,000 from $265,000 to $255,000

Example 2. Dollar-for-dollar and proportional reductions

(a) If $15,000 was withdrawn (more than the Annual Income Amount but less than the Annual Withdrawal Amount) on March 1, 2006, then the following values would result:

. Remaining Annual Withdrawal Amount for current Annuity Year = $18,550 - $15,000 = $3,550. Annual Withdrawal Amount for future Annuity Years remains at $18,550

. Remaining Annual Income Amount for current Annuity Year = $0

Excess of withdrawal over the Annual Income Amount ($15,000 - $13,250 = $1,750) reduces Annual Income Amount for future Annuity Years.

. Reduction to Annual Income Amount = Excess Income/Account Value before Excess Income X Annual Income Amount = $1,750/($263,000 - $13,250) X $13,250 = $93

Annual Income Amount for future Annuity Years = $13,250 - $93 = $13,157

. Protected Withdrawal Value is reduced by $15,000 from $265,000 to $250,000

(b) If $25,000 was withdrawn (more than both the Annual Income Amount and the Annual Withdrawal Amount) on March 1, 2006, then the following values would result:

. Remaining Annual Withdrawal Amount for current Annuity Year = $0

Excess of withdrawal over the Annual Withdrawal Amount ($25,000 - $18,550 = $6,450) reduces Annual Withdrawal Amount for future Annuity Years.

. Reduction to Annual Withdrawal Amount = Excess Withdrawal/Account Value before Excess Withdrawal X Annual Withdrawal Amount = $6,450/($263,000 - $18,550) X $18,550 = $489

Annual Withdrawal Amount for future Annuity Years = $18,550 - $489 = $18,061

. Remaining Annual Income Amount for current Annuity Year = $0

Excess of withdrawal over the Annual Income Amount ($25,000 - $13,250 = $11,750) reduces Annual Income Amount for future Annuity Years.

. Reduction to Annual Income Amount = Excess Income/Account Value before Excess Income X Annual Income Amount = $11,750/ ($263,000 - $13,250) X $13,250 = $623.

Annual Income Amount for future Annuity Years = $13,250 - $623 = $12,627

. Protected Withdrawal Value is first reduced by the Annual Withdrawal Amount ($18,550) from $265,000 to $246,450. It is further reduced by the greater of a dollar-for-dollar reduction or a proportional reduction. Dollar-for-dollar reduction = $25,000 - $18,550 = $6,450

. Proportional reduction = Excess Withdrawal/Account Value before Excess Withdrawal X Protected Withdrawal Value = $6,450/($263,000 - $18,550) X $246,450 = $6,503 Protected Withdrawal Value = $246,450 - max {$6,450, $6,503} = $239,947

Benefits Under TrueIncome

. If your Account Value is equal to zero, and the cumulative withdrawals in the current Annuity Year are greater than the Annual Withdrawal Amount, TrueIncome will terminate. To the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Annual Income Amount and amounts are still payable under both the Life Income Benefit and the Withdrawal Benefit, you will be given the choice of receiving the payments under the Life Income Benefit or under the Withdrawal Benefit. Thus, in that scenario, the remaining amounts under the Life Income Benefit and the Withdrawal Benefit would be payable even though your Account Value was reduced to zero. Once you make this election we will make an additional payment for that Annuity Year equal to either the remaining Annual Income Amount or Annual Withdrawal Amount for the Annuity Year, if any, depending on the option you choose. In subsequent Annuity Years we make payments that equal either the Annual Income Amount or the Annual Withdrawal Amount as described in this Prospectus. You will not be able to change the option after your election and no further purchase payments will be accepted under your Annuity. If you do not make an election, we will pay you annually under the Life Income Benefit. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount but less than or equal to the Annual Withdrawal Amount and amounts are still payable under the Withdrawal Benefit, you will receive the payments under the Withdrawal Benefit. In the year of a withdrawal that reduced your Account Value to zero, we will make an additional payment to equal any remaining Annual Withdrawal Amount and make payments equal to the Annual Withdrawal Amount in each subsequent year (until the Protected Withdrawal Value is depleted). Once your Account Value equals zero no further purchase payments will be accepted under your Annuity.

. If annuity payments are to begin under the terms of your Annuity or if you decide to begin receiving annuity payments and there is any Annual Income Amount due in subsequent Annuity Years or any remaining Protected Withdrawal Value, you can elect one of the following three options:

(1) apply your Account Value to any annuity option available; or

(2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. We make such annuity payments until the Annuitant’s death; or

(3) request that, as of the date annuity payments are to begin, we pay out any remaining Protected Withdrawal Value as annuity payments. Each year such annuity payments will equal the Annual Withdrawal Amount or the remaining Protected Withdrawal Value if less. We make such annuity payments until the earlier of the Annuitant’s death or the date the Protected Withdrawal Value is depleted.

We must receive your request in a form acceptable to us at our office.

. In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments as a single life fixed annuity with five payments certain using the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such annuity payments will be the greater of:

(1) the present value of future Annual Income Amount payments. Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and

(2) the Account Value.

. If no withdrawal was ever taken, we will determine a Protected Withdrawal Value and calculate an Annual Income Amount and an Annual Withdrawal Amount as if you made your first withdrawal on the date the annuity payments are to begin.

Other Important Considerations

. Withdrawals under TrueIncome are subject to all of the terms and conditions of your Annuity, including any applicable CDSC.

. Withdrawals made while TrueIncome is in effect will be treated, for tax purposes, in the same way as any other withdrawals under your Annuity. TrueIncome does not directly affect your Annuity’s Account Value or Surrender Value, but any withdrawal will decrease the Account Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity, you will receive the current Surrender Value, not the Protected Withdrawal Value.

. You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing TrueIncome. TrueIncome provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Protected Withdrawal Value or Annual Income Amount in the form of periodic benefit payments.

. In general, you must allocate your Account Value in accordance with the then available investment option(s) that we may prescribe in order to elect and maintain the benefit. If, subsequent to your election of the benefit, we change our requirements for how Account Value must be allocated under the benefit, the new requirement will apply only to new elections of the benefit, and we will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. Subsequent to any change in requirements, transfers of Account Value and allocation of additional purchase payments may be subject to the new investment limitations.

Election of the Benefit

We no longer permit elections of TrueIncome. If you wish, you may cancel TrueIncome, however you generally will only be permitted to elect another currently available lifetime withdrawal benefit on any anniversary of the Issue Date that is at least 90 calendar days from the date the benefit was last terminated, provided the request is received in good order (subject to state availability and in accordance with any applicable age requirements). Once TrueIncome is cancelled you are not required to re-elect another optional living benefit. If you cancel TrueIncome, you lose all guarantees under the benefit and will base any guarantees under the new benefit on your current Account Value. Any such new benefit may be more expensive.

Termination of the Benefit

The benefit terminates automatically when your Protected Withdrawal Value and Annual Income Amount equal zero. You may terminate the benefit at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective. The benefit terminates upon your surrender of your Annuity, upon the death of the Annuitant, upon a change in ownership of your Annuity that changes the tax identification number of the Owner, upon change in the Annuitant or upon your election to begin receiving annuity payments. While you may terminate your benefit at any time, we may not terminate the benefit other than in the circumstances listed above.

The charge for TrueIncome will no longer be deducted from your Account Value upon termination of the benefit.

Additional Tax Considerations

If you purchase an Annuity as an investment vehicle for “qualified” investments, including an IRA or SEP-IRA, the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts from your Annuity beginning after age 70 1/2. Roth IRAs are not subject to these rules during the Owner’s lifetime. The amount required under the Code may exceed the Annual Withdrawal Amount and the Annual Income Amount, which will cause us to increase the Annual Income Amount and the Annual Withdrawal Amount in any Annuity Year that Required Minimum Distributions due from your Annuity are greater than such amounts. Any such payments will reduce your Protected Withdrawal Value. In addition, the amount and duration of payments under the annuity payment and Death Benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution provisions under the tax law.

Note that under the Worker, Retiree and Employer Recovery Act of 2008, Required Minimum Distributions are suspended for 2009 and are scheduled to resume in 2010. We will continue to treat the calculated amount that would have been a required minimum distribution if not for the suspension as the amount available for withdrawal if you so choose.

As indicated, withdrawals made while this Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section of this prospectus for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this Benefit here.

TRUEINCOME - SPOUSAL

TrueIncome - Spousal is no longer being offered. TrueIncome - Spousal must have been elected based on two Designated Lives, as described below. Each Designated Life must have been at least 55 years old when the benefit was elected. TrueIncome - Spousal was not available if you elected any other optional living benefit or optional death benefit. As long as your TrueIncome - Spousal is in effect, you must allocate your Account Value in accordance with the then permitted and available option(s) with this benefit.

The benefit guarantees until the later death of two natural persons that are each other’s spouses at the time of election of TrueIncome - Spousal and at the first death of one of them (the “Designated Lives”, each a “Designated Life”) the ability to withdraw an annual amount (“Spousal Life Income Benefit”) equal to a percentage of an initial principal value (the “Protected Withdrawal Value”) regardless of the impact of market performance on the Account Value, subject to our benefit rules regarding the timing and amount of withdrawals. The Spousal Life Income Benefit may remain in effect even if the Account Value of the Annuity is zero. The benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, wish to ensure that market performance will not affect your ability to receive annual payments, and wish either spouse to be able to continue the Spousal Life Income Benefit after the death of the first. You are not required to make withdrawals as part of the benefit - the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit.

Key Feature - Initial Protected Withdrawal Value The Protected Withdrawal Value is used to determine the amount of each annual payment under the Spousal Life Income Benefit. The initial Protected Withdrawal Value is determined as of the date you make your first withdrawal under the Annuity following your election of TrueIncome - Spousal. The initial Protected Withdrawal Value is equal to the greater of (A) the Account Value on the date you elect TrueIncome - Spousal, plus any additional purchase payments as applicable, each growing at 5% per year from the date of your election of the benefit, or application of the Purchase Payment to your Annuity, until the date of your first withdrawal or the 10/th/ anniversary of the benefit effective date, if earlier (B) the Account Value on the date of the first withdrawal from your Annuity, prior to the withdrawal, and (C) the highest Account Value on each Annuity anniversary, plus subsequent purchase payments prior to the first withdrawal or the 10/th/ anniversary of the benefit effective date, if earlier. With respect to (A) and (C) above, after the 10/th/ anniversary of the benefit effective date, each value is increased by the amount of any subsequent purchase payments. With respect to X Series, Credits are added to purchase payments for purposes of calculating the Protected Withdrawal Value and the Annual Income Amount (see below for a description of Annual Income Amount).

Key Feature - Annual Income Amount under TrueIncome - Spousal The initial Annual Income Amount is equal to 5% of the initial Protected Withdrawal Value. Under TrueIncome - Spousal, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If, cumulatively, you withdraw an amount less than the Annual Income Amount under the Spousal Life Income Benefit in any Annuity Year, you cannot carry-over the unused portion of the Annual Income Amount to subsequent Annuity Years. If your cumulative withdrawals are in excess of the Annual Income Amount (“Excess Income”), your Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. TrueIncome - Spousal does not affect your ability to make withdrawals under your Annuity or limit your ability to request withdrawals that exceed the Annual Income Amount.

Step-Up of Annual Income Amount

You may elect to step-up your Annual Income Amount if, due to positive market performance, 5% of your Account Value is greater than the Annual Income Amount. You are eligible to step-up the Annual Income Amount on or after the 1/st/ anniversary of the first withdrawal under TrueIncome - Spousal. The Annual Income Amount can be stepped up again on or after the 1/st/ anniversary of the preceding step-up. If you elect to step-up the Annual Income Amount under the benefit, and on the date you elect to step-up, the charges under TrueIncome - Spousal have changed for new purchasers, your benefit may be subject to the new charge at the time of such step-up. When you elect a step-up, your Annual Income Amount increases to equal 5% of your Account Value after the step-up. Your Annual Income Amount also increases if you make additional purchase payments. The amount of the increase is equal to 5% of any additional purchase payments (plus any Credit with respect to X Series). Any increase will be added to your Annual Income Amount beginning on the day that the step-up is effective or the Purchase Payment is made. A determination of whether you have exceeded your Annual Income Amount is made at the time of each withdrawal; therefore a subsequent increase in the Annual Income Amount will not offset the effect of a withdrawal that exceeded the Annual Income Amount at the time the withdrawal was made.

An optional automatic step-up (“Auto Step-Up”) feature is available for this benefit. This feature may be elected at the time the benefit is elected or at any time while the benefit is in force. If you elect this feature, the first Auto Step-Up opportunity will occur on the 1/st/ Annuity Anniversary that is at least one year after the later of (1) the date of the first withdrawal under TrueIncome - Spousal or (2) the most recent step-up. At this time, your Annual Income Amount will be stepped-up if 5% of your Account Value is greater than the Annual Income Amount by any amount. If 5% of the Account Value does not exceed the Annual Income Amount, then an Auto Step-Up opportunity will occur on each successive Annuity Anniversary until a step-up occurs. Once a step-up occurs, the next Auto Step-Up opportunity will occur on the 1/st/ Annuity Anniversary that is at least 1 year after the most recent step-up. If, on the date that we implement an Auto Step-Up to your Annual Income Amount, the charge for TrueIncome - Spousal has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Subject to our rules and restrictions, you will still be permitted to manually step-up the Annual Income Amount even if you elect the Auto Step-Up feature.

Examples of withdrawals and step-up

The following examples of dollar-for-dollar and proportional reductions and the step-up of the Annual Income Amount assume: 1.) the Issue Date and the Effective Date of TrueIncome - Spousal are February 1, 2005; 2.) an initial Purchase Payment of $250,000; 3.) the Account Value on February 1, 2006 is equal to $265,000; 4.) the first withdrawal occurs on March 1, 2006 when the Account Value is equal to $263,000; and 5.) the Account Value on February 1, 2010 is equal to $280,000. The values set forth here are purely hypothetical, and do not reflect the charge for TrueIncome - Spousal or any other fees and charges.

The initial Protected Withdrawal Value is calculated as the greatest of (a), (b) and (c):

(a) Purchase payment accumulated at 5% per year from February 1, 2005 until March 1, 2006 (393 days) = $250,000 X 1.05/(393/365)/ = $263,484.33

(b) Account Value on March 1, 2006 (the date of the first withdrawal) = $263,000

(c)Account Value on February 1, 2006 (the first Annuity Anniversary) = $265,000

Therefore, the initial Protected Withdrawal Value is equal to $265,000. The Annual Income Amount is equal to $13,250 under the Spousal Life Income Benefit (5% of $265,000).

Example 1. Dollar-for-dollar reduction

If $10,000 was withdrawn (less than the Annual Income Amount) on March 1, 2006, then the following values would result:

. Remaining Annual Income Amount for current Annuity Year = $13,250 - $10,000 = $3,250.

. Annual Income Amount for future Annuity Years remains at $13,250

Example 2. Dollar-for-dollar and proportional reductions If $15,000 was withdrawn (more than the Annual Income Amount) on March 1, 2006, then the following values would result:

. Remaining Annual Income Amount for current Annuity Year = $0

. Excess of withdrawal over the Annual Income Amount ($15,000 - $13,250 $1,750) reduces

. Annual Income Amount for future Annuity Years.

. Reduction to Annual Income Amount = Excess Income/Account Value before Excess Income X Annual Income Amount = $1,750/($263,000 - $13,250) X $13,250 = $93. Annual Income Amount for future Annuity Years = $13,250 - $93 = $13,157

Example 3. Step-up of the Annual Income Amount If a step-up of the Annual Income Amount is requested on February 1, 2010 or the Auto Step-Up feature was elected, the step-up would occur because 5% of the Account Value, which is $14,000 (5% of $280,000), is greater than the Annual Income Amount of $13,250. The new Annual Income Amount will be equal to $14,000.

BENEFITS UNDER TRUEINCOME - SPOUSAL

To the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Annual Income Amount and amounts are still payable under the Spousal Life Income Benefit, we will make an additional payment for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year, if any. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this Prospectus. No further purchase payments will be accepted under your Annuity. We will make payments until the first of the Designated Lives to die, and will continue to make payments until the death of the second Designated Life as long as the Designated Lives were spouses at the time of the first death. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount, the Spousal Life Income Benefit terminates and no additional payments will be made.

. If annuity payments are to begin under the terms of your Annuity or if you decide to begin receiving annuity payments and there is any Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

(1) apply your Account Value to any annuity option available; or

(2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. We will make payments until the first of the Designated Lives to die, and will continue to make payments until the death of the second Designated Life as long as the Designated Lives were spouses at the time of the first death.

We must receive your request in a form acceptable to us at our office.

. In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments as a joint and survivor or single (as applicable) life fixed annuity with five payments certain using the same basis that is used to calculate the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such annuity payments will be the greater of:

(1) the present value of future Annual Income Amount payments. Such present value will be calculated using the same basis that is used to calculate the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and (2) the Account Value.

. If no withdrawal was ever taken, we will determine an initial Protected Withdrawal Value and calculate an Annual Income Amount as if you made your first withdrawal on the date the annuity payments are to begin.

Other Important Considerations

. Withdrawals under TrueIncome - Spousal are subject to all of the terms and conditions of the Annuity, including any CDSC.

. Withdrawals made while TrueIncome - Spousal is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. TrueIncome - Spousal does not directly affect the Annuity’s Account Value or Surrender Value, but any withdrawal will decrease the Account Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity, you will receive the current Surrender Value, not the Protected Withdrawal Value.

. You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing the TrueIncome - Spousal. TrueIncome - Spousal provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Annual Income Amount in the form of periodic benefit payments.

. In general, you must allocate your Account Value in accordance with the then available investment option(s) that we may prescribe in order to elect and maintain the benefit. If, subsequent to your election of the benefit, we change our requirements for how Account Value must be allocated under the benefit, the new requirement will apply only to new elections of the benefit, and we will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. Subsequent to any change in requirements, transfers of Account Value and allocation of additional purchase payments may be subject to the new investment limitations.

. There may be circumstances where you will continue to be charged the full amount for TrueIncome - Spousal even when the benefit is only providing a guarantee of income based on one life with no survivorship.

. In order for the Surviving Designated Life to continue TrueIncome - Spousal upon the death of an owner, the Designated Life must elect to assume ownership of the Annuity under the spousal continuation option. See “Spousal Designations”, and “Spousal Assumption of Annuity” in this Prospectus.

Election of and Designations under the Benefit

We no longer permit elections of TrueIncome - Spousal - whether for those who currently participate in TrueIncome - Spousal or for those who are buying an Annuity for the first time. If you wish, you may cancel TrueIncome - Spousal, however you generally will only be permitted to elect another currently available lifetime withdrawal benefit on any anniversary of the Issue Date that is at least 90 calendar days from the date the benefit was last terminated, provided the request is received in good order (subject to state availability and in accordance with any applicable age requirements). Once TrueIncome - Spousal is cancelled you are not required to re-elect another optional living benefit. If you cancel the benefit, you lose all guarantees under the benefit, and your guarantee under any new benefit you elect will be based on your Account Value at that time. In addition, any such new benefit you elect may be more expensive.

TrueIncome - Spousal could only be elected based on two Designated Lives. Designated Lives must be natural persons who are each other’s spouses at the time of election of the benefit and at the death of the first of the Designated Lives to die. TrueIncome - Spousal could only be elected where the Owner, Annuitant, and Beneficiary designations are as follows:

. One Annuity Owner, where the Annuitant and the Owner are the same person and the beneficiary is the Owner’s spouse. The Owner/Annuitant and the beneficiary each must be at least 59 1/2 years old at the time of election; or

. Co-Annuity Owners, where the Owners are each other’s spouses. The beneficiary designation must be the surviving spouse, or the spouses named equally. One of the owners must be the Annuitant. Each Owner must each be at least 59 1/2 years old at the time of election; or

. One Annuity Owner, where the Owner is a custodial account established to hold retirement assets for the benefit of the Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) (“Custodial Account”), the beneficiary is the Custodial Account, and the spouse of the Annuitant is the Contingent Annuitant. Both the Annuitant and the Contingent Annuitant each must be at least 59 1/2 years old at the time of election.

We do not permit a change of Owner under this benefit, except as follows:

(a) if one Owner dies and the surviving spousal Owner assumes the Annuity or

(b) if the Annuity initially is co-owned, but thereafter the Owner who is not the Annuitant is removed as Owner. We permit changes of beneficiary under this benefit. If the Designated Lives divorce, TrueIncome - Spousal may not be divided as part of the divorce settlement or judgment. Nor may the divorcing spouse who retains ownership of the Annuity appoint a new Designated Life upon re-marriage.

Termination of the Benefit

The benefit terminates automatically when your Annual Income Amount equals zero. You may terminate the benefit at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective. The benefit terminates upon your surrender of the Annuity, upon the first Designated Life to die if the Annuity is not continued, upon the second Designated Life to die or upon your election to begin receiving annuity payments.

The charge for TrueIncome - Spousal will no longer be deducted from your Account Value upon termination of the benefit.

Additional Tax Considerations

If you purchase an Annuity as an investment vehicle for “qualified” investments, including an IRA or SEP-IRA, the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts from your Annuity beginning after age 70 1/2. Roth IRAs are not subject to these rules during the Owner’s lifetime. The amount required under the Code may exceed the Annual Income Amount, which will cause us to increase the Annual Income Amount in any Annuity Year that Required Minimum Distributions due from your Annuity are greater than such amounts. Any such payments will reduce your Protected Withdrawal Value. In addition, the amount and duration of payments under the annuity payment and Death Benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution provisions under the tax law.

Note that under the Worker, Retiree and Employer Recovery Act of 2008, Required Minimum Distributions are suspended for 2009 and are scheduled to resume in 2010. We will continue to treat the calculated amount that would have been a required minimum distribution if not for the suspension as the amount available for withdrawal if you so choose.

As indicated, withdrawals made while this Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section of the prospectus for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this Benefit here.

TRUEINCOME - HIGHEST DAILY

TrueIncome - Highest Daily is no longer offered for new elections. The income benefit under TrueIncome - Highest Daily currently is based on a single “designated life” who is at least 55 years old on the date that the benefit is acquired. TrueIncome - Highest Daily was not available if you elected any other optional living benefit, although you may elect any optional death benefit. Any DCA program that transfers Account Value from a Fixed Allocation is also not available as Fixed Allocations are not permitted with the benefit. As long as your TrueIncome - Highest Daily is in effect, you must allocate your Account Value in accordance with the then-permitted and available investment option(s) with this benefit.

The benefit that guarantees until the death of the single designated life the ability to withdraw an annual amount (the “Total Annual Income Amount”) equal to a percentage of an initial principal value (the “Total Protected Withdrawal Value”) regardless of the impact of market performance on the Account Value, subject to our new rules regarding the timing and amount of withdrawals. The benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, and wish to ensure that market performance will not affect your ability to receive annual payments. You are not required to make withdrawals as part of the benefit - the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. As discussed below, we require that you participate in our asset transfer program in order to participate in TrueIncome - Highest Daily, and in Appendix C to this prospectus, we set forth the formula under which we make those asset transfers.

As discussed below, a key component of TrueIncome - Highest Daily is the Total Protected Withdrawal Value, which is an amount that is distinct from Account Value. Because each of the Total Protected Withdrawal Value and Total Annual Income Amount is determined in a way that is not solely related to Account Value, it is possible for Account Value to fall to zero, even though the Total Annual Income Amount remains. You are guaranteed to be able to withdraw the Total Annual Income Amount for the rest of your life, provided that you have not made “excess withdrawals.” Excess withdrawals, as discussed below, will reduce your Total Annual Income Amount. Thus, you could experience a scenario in which your Account Value was zero, and, due to your excess withdrawals, your Total Annual Income Amount also was reduced to zero. In that scenario, no further amount would be payable under TrueIncome - Highest Daily.

Key Feature - Total Protected Withdrawal Value The Total Protected Withdrawal Value is used to determine the amount of the annual payments under TrueIncome - Highest Daily. The Total Protected Withdrawal Value is equal to the greater of the Protected Withdrawal Value and any Enhanced Protected Withdrawal Value that may exist. We describe how we determine Enhanced Protected Withdrawal Value, and when we begin to calculate it, below. If you do not meet the conditions described below for obtaining Enhanced Protected Withdrawal Value then Total Protected Withdrawal Value is simply equal to Protected Withdrawal Value.

The Protected Withdrawal Value initially is equal to the Account Value on the date that you elect TrueIncome - Highest Daily. On each Valuation Day thereafter, until the earlier of the first withdrawal or ten years after the date of your election of the benefit, we recalculate the Protected Withdrawal Value. Specifically, on each such Valuation Day (the “Current Valuation Day”), the Protected Withdrawal Value is equal to the greater of:

. the Protected Withdrawal Value for the immediately preceding Valuation Day (the “Prior Valuation Day”), appreciated at the daily equivalent of 5% annually during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any Purchase Payment (including any associated credit) made on the Current Valuation Day; and

. the Account Value.

If you have not made a withdrawal prior to the tenth anniversary of the date you elected TrueIncome - Highest Daily (which we refer to as the “Tenth Anniversary”), we will continue to calculate a Protected Withdrawal Value. On or after the Tenth Anniversary and up until the date of the first withdrawal, your Protected Withdrawal Value is equal to the greater of the Protected Withdrawal Value on the Tenth Anniversary or your Account Value.

The Enhanced Protected Withdrawal Value is only calculated if you do not take a withdrawal prior to the Tenth Anniversary. Thus, if you do take a withdrawal prior to the Tenth Anniversary, you are not eligible to receive Enhanced Protected Withdrawal Value. If so, then on or after the Tenth Anniversary up until the date of the first withdrawal, the Enhanced Protected Withdrawal Value is equal to the sum of:

(a) 200% of the Account Value on the date you elected TrueIncome - Highest Daily;

(b) 200% of all purchase payments (and any associated Credits) made during the one-year period after the date you elected TrueIncome - Highest Daily; and

(c) 100% of all purchase payments (and any associated Credits) made more than one year after the date you elected TrueIncome - Highest Daily, but prior to the date of your first withdrawal.

We cease these daily calculations of the Protected Withdrawal Value and Enhanced Protected Withdrawal Value (and therefore, the Total Protected Withdrawal Value) when you make your first withdrawal. However, as discussed below, subsequent purchase payments (and any associated Credits) will increase the Total Annual Income Amount, while “excess” withdrawals (as described below) may decrease the Total Annual Income Amount.

Key Feature - Total Annual Income Amount under TrueIncome - Highest Daily The initial Total Annual Income Amount is equal to 5% of the Total Protected Withdrawal Value. For purposes of the mathematical formula described below, we also calculate a Highest Daily Annual Income Amount, which is initially equal to 5% of the Protected Withdrawal Value. Under TrueIncome - Highest Daily, if your cumulative withdrawals in an Annuity Year are less than or equal to the Total Annual Income Amount, they will not reduce your Total Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Total Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative withdrawals are in excess of the Total Annual Income Amount (“Excess Income”), your Total Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. A Purchase Payment that you make will increase the then-existing Total Annual Income Amount and Highest Daily Annual Income Amount by an amount equal to 5% of the Purchase Payment (including the amount of any associated Credits).

An automatic step-up feature (“Highest Quarterly Auto Step-Up”) is included as part of this benefit. As detailed in this paragraph, the Highest Quarterly Auto Step-Up feature can result in a larger Total Annual Income Amount if your Account Value increases subsequent to your first withdrawal. We begin examining the Account Value for purposes of this feature starting with the anniversary of the Issue Date of the Annuity (the “Annuity Anniversary”) immediately after your first withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Account Value on the Valuation Days corresponding to the end of each quarter that (i) is based on your Annuity Year, rather than a calendar year; (ii) is subsequent to the first withdrawal; and (iii) falls within the immediately preceding Annuity Year. If the end of any such quarter falls on a holiday or a weekend, we use the next Valuation Day. We multiply each of those quarterly Account Values by 5%, adjust each such quarterly value for subsequent withdrawals and purchase payments, and then select the highest of those values. If the highest of those values exceeds the existing Total Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Total Annual Income Amount intact. In later years, (i.e., after the first Annuity Anniversary after the first withdrawal) we determine whether an automatic step-up should occur on each Annuity Anniversary, by performing a similar examination of the Account Values on the end of the four immediately preceding quarters. If, on the date that we implement a Highest Quarterly Auto Step-Up to your Total Annual Income Amount, the charge for TrueIncome - Highest Daily has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for TrueIncome - Highest Daily upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature. If you receive notice of a proposed step-up and accompanying fee increase, you should carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject.

TrueIncome - Highest Daily does not affect your ability to make withdrawals under your annuity, or limit your ability to request withdrawals that exceed the Total Annual Income Amount. Under TrueIncome - Highest Daily, if your cumulative withdrawals in an Annuity Year are less than or equal to the Total Annual Income Amount, they will not reduce your Total Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Total Annual Income Amount on a dollar-for-dollar basis in that Annuity Year.

If, cumulatively, you withdraw an amount less than the Total Annual Income Amount in any Annuity Year, you cannot carry-over the unused portion of the Total Annual Income Amount to subsequent Annuity Years.

Examples of dollar-for-dollar and proportional reductions, and the Highest Quarterly Auto Step-Up are set forth below. The values depicted here are purely hypothetical, and do not reflect the charges for TrueIncome - Highest Daily or any other fees and charges. Assume the following for all three examples:

. The Issue Date is December 1, 2006.

. TrueIncome - Highest Daily is elected on March 5, 2007.

Dollar-for-dollar reductions

On May 2, 2007, the Total Protected Withdrawal Value is $120,000, resulting in a Total Annual Income Amount of $6,000 (5% of $120,000). Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Total Annual Income Amount for that Annuity Year (up to and including December 1, 2007) is $3,500. This is the result of a dollar-for-dollar reduction of the Total Annual Income Amount - $6,000 less $2,500 = $3,500.

Proportional reductions

Continuing the previous example, assume an additional withdrawal of $5,000 occurs on August 6, 2007 and the Account Value at the time of this withdrawal is $110,000. The first $3,500 of this withdrawal reduces the Total Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount - $1,500 - reduces the Total Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the excess withdrawal to the Account Value immediately prior to the excess withdrawal. (Note that if there were other withdrawals in that Annuity Year, each would result in another proportional reduction to the Total Annual Income Amount).

Here is the calculation:

Account Value before withdrawal	$110,000.00
Less amount of “non” excess withdrawal	$3,500.00
Account Value immediately before excess withdrawal of $1,500	$106,500.00
Excess withdrawal amount	$1,500.00
Divided by Account Value immediately before excess withdrawal	$106,500.00
Ratio	1.41%
Total Annual Income Amount	$6,000.00
Less ratio of 1.41%	$84.51
Total Annual Income Amount for future Annuity Years	$5,915.49

Highest Quarterly Auto Step-Up

On each Annuity Anniversary date, the Total Annual Income Amount is stepped-up if 5% of the highest quarterly value since your first withdrawal (or last Annuity Anniversary in subsequent years), adjusted for withdrawals and additional purchase payments, is higher than the Total Annual Income Amount, adjusted for excess withdrawals and additional purchase payments (plus any Credit with respect to X Series).

Continuing the same example as above, the Total Annual Income Amount for this Annuity Year is $6,000. However, the excess withdrawal on August 6 reduces this amount to $5,915.49 for future years (see above). For the next Annuity Year, the Total Annual Income Amount will be stepped-up if 5% of the highest quarterly Account Value, adjusted for withdrawals, is higher than

$5,915.49. Here are the calculations for determining the quarterly values. Only the June 1 value is being adjusted for excess withdrawals as the September 1 and December 1 Valuation Days occur after the excess withdrawal on August 6.

		Highest Quarterly Value
		(adjusted with	Adjusted Total Annual
		withdrawal and Purchase	Income Amount (5% of the
Date*	Account value	Payments)**	Highest Quarterly Value)
June 1, 2007	$118,000.00	$118,000.00	$5,900.00
August 6, 2007	$110,000.00	$112,885.55	$5,644.28
September 1, 2007	$112,000.00	$112,885.55	$5,644.28
December 1, 2007	$119,000.00	$119,000.00	$5,950.00

* In this example, the Annuity Anniversary date is December 1. The quarterly valuation dates are every three months thereafter - March 1, June 1, September 1, and December 1. In this example, we do not use the March 1 date as the first withdrawal took place after March 1. The Annuity Anniversary Date of December 1 is considered the fourth and final quarterly valuation date for the year. ** In this example, the first quarterly value after the first withdrawal is $118,000 on June 1, yielding an adjusted Total Annual Income Amount of $5,900.00. This amount is adjusted on August 6 to reflect the $5,000 withdrawal. The calculations for the adjustments are:

. The Account Value of $118,000 on June 1 is first reduced dollar-for-dollar by $3,500 ($3,500 is the remaining Total Annual Income Amount for the Annuity Year), resulting in an adjusted Account Value of $114,500 before the excess withdrawal.

. This amount ($114,500) is further reduced by 1.41% (this is the ratio in the above example which is the excess withdrawal divided by the Account Value immediately preceding the excess withdrawal) resulting in a Highest Quarterly Value of $112,885.55.

The adjusted Total Annual Income Amount is carried forward to the next quarterly anniversary date of September 1. At this time, we compare this amount to 5% of the Account Value on September 1. Since the June 1 adjusted Total Annual Income Amount of $5,644.28 is higher than $5,600.00 (5% of $112,000), we continue to carry $5,644.28 forward to the next and final quarterly anniversary date of December 1. The Account Value on December 1 is $119,000 and 5% of this amount is $5,950. Since this is higher than $5,644.28, the adjusted Total Annual Income Amount is reset to $5,950.00.

In this example, 5% of the December 1 value yields the highest amount of $ 5,950.00. Since this amount is higher than the current year’s Total Annual Income Amount of $5,915.49 adjusted for excess withdrawals, the Total Annual Income Amount for the next Annuity Year, starting on December 2, 2007 and continuing through December 1, 2008, will be stepped-up to $5,950.00.

Benefits Under TrueIncome - Highest Daily

. To the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Total Annual Income Amount and amounts are still payable under TrueIncome - Highest Daily, we will make an additional payment, if any, for that Annuity Year equal to the remaining Total Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Total Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Total Annual Income Amount as described in this section. We will make payments until the death of the single designated life. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Total Annual Income Amount, TrueIncome - Highest Daily terminates, and no additional payments will be made.

. If Annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving Annuity payments and there is a Total Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

(1) apply your Account Value to any Annuity option available; or

(2) request that, as of the date Annuity payments are to begin, we make Annuity payments each year equal to the Total Annual Income Amount. We will make payments until the death of the single designated life.

We must receive your request in a form acceptable to us at our office.

. In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments in the form of a single life fixed annuity with ten payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such Annuity payments will be the greater of:

(1) the present value of the future Total Annual Income Amount payments. Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and

(2) the Account Value.

. If no withdrawal was ever taken, we will calculate the Total Annual Income Amount as if you made your first withdrawal on the date the annuity payments are to begin.

. Please note that if your Annuity has a maximum Annuity Date requirement, payments that we make under this benefit as of that date will be treated as annuity payments.

Other Important Considerations

. Withdrawals under TrueIncome - Highest Daily are subject to all of the terms and conditions of the Annuity, including any CDSC.

. Withdrawals made while TrueIncome - Highest Daily is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. TrueIncome - Highest Daily does not directly affect the Account Value or surrender value, but any withdrawal will decrease the Account Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity you will receive the current surrender value.

. You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing TrueIncome - Highest Daily. TrueIncome - Highest Daily provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Total Annual Income Amount in the form of periodic benefit payments.

. Upon inception of the benefit, 100% of your Account Value must be allocated to the Permitted Sub-accounts. However, the mathematical formula component of the benefit as described below may transfer Account Value to the Benefit Fixed Rate Account as of the effective date of the benefit in some circumstances.

. You cannot allocate purchase payments or transfer Account Value to or from the Benefit Fixed Rate Account if you elect this benefit.

. Transfers to and from the Sub-accounts and the Benefit Fixed Rate Option triggered by the formula component of the benefit will not count toward the maximum number of free transfers allowable under an Annuity.

. In general, you must allocate your Account Value in accordance with the then available investment option(s) that we may prescribe in order to elect and maintain TrueIncome - Highest Daily. If, subsequent to your election of the benefit, we change our requirements for how Account Value must be allocated under the benefit, the new requirement will apply only to new elections of the benefit, and we will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. Subsequent to any change in requirements, transfers of Account Value and allocation of additional purchase payments may be subject to the new investment limitations.

. The charge for TrueIncome - Highest Daily is 0.60% annually, assessed against the average daily net assets of the Sub-accounts and as a reduction to the interest rate credited under the Benefit Fixed Rate Account. This charge is in addition to any other fees under the annuity.

Election of and Designations under the Benefit For TrueIncome - Highest Daily, there must be either a single Owner who is the same as the Annuitant, or if the Annuity is entity-owned, there must be a single natural person Annuitant. In either case, the Annuitant must be at least 55 years old.

Any change of the Annuitant under the Annuity will result in cancellation of TrueIncome - Highest Daily. Similarly, any change of Owner will result in cancellation of TrueIncome - Highest Daily, except if (a) the new Owner has the same taxpayer identification number as the previous owner (b) both the new Owner and previous Owner are entities or (c) the previous Owner is a natural person and the new Owner is an entity.

We no longer permit elections of TrueIncome - Highest Daily. If you wish, you may cancel TrueIncome - Highest Daily, however you generally will only be permitted to elect another currently available lifetime withdrawal benefit on any anniversary of the Issue Date that is at least 90 calendar days from the date the benefit was last terminated, provided the request is received in good order (subject to state availability and in accordance with any applicable age requirements). Upon cancellation of TrueIncome - Highest Daily, any Account Value allocated to the Benefit Fixed Rate Account used with the asset transfer formula will be reallocated to the Permitted Sub-Accounts according to your most recent allocation instructions or, in absence of such instructions, pro-rata according to the value of your Sub-accounts at the time of reallocation. Once TrueIncome - Highest Daily is cancelled you are not required to re-elect another optional living benefit. If you cancel the benefit, you lose all guarantees under the benefit, and your guarantee under any new benefit you elect will be based on your Account Value at that time.

Termination of the Benefit

You may terminate the benefit at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election will apply as described above. The benefit terminates: (i) upon your termination of the benefit (ii) upon your surrender of the Annuity (iii) upon your election to begin receiving annuity payments (iv) upon the death of the Annuitant (v) if both the Account Value and Total Annual Income Amount equal zero or (vi) if you fail to meet our requirements for issuing the benefit. If you terminate the benefit, you will lose the Protected Withdrawal Value, Annual Income Amount, as well as any Enhanced Protected Withdrawal Value and Return of Principal Guarantees.

Upon termination of TrueIncome - Highest Daily, we cease deducting the charge for the benefit. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the variable investment options, and (ii) transfer all amounts held in the Benefit Fixed Rate Account (as defined below) to your variable investment options, based on your existing allocation instructions or (in the absence of such existing instructions) pro rata (i.e. in the same proportion as the current balances in your variable investment options). Upon termination, we may limit or prohibit investment in the Fixed Allocations.

Return of Principal Guarantee

If you have not made a withdrawal before the Tenth Anniversary, we will increase your Account Value on that Tenth Anniversary (or the next Valuation Day, if that anniversary is not a Valuation Day), if the requirements set forth in this paragraph are met. On the Tenth Anniversary, we add:

(a) your Account Value on the day that you elected TrueIncome - Highest Daily; and

(b) the sum of each Purchase Payment you made (including any Credits with respect to X Series) during the one-year period after you elected the benefit.

If the sum of (a) and (b) is greater than your Account Value on the Tenth Anniversary, we increase your Account Value to equal the sum of (a) and (b), by contributing funds from our general account. If the sum of (a) and (b) is less than or equal to your Account Value on the Tenth Anniversary, we make no such adjustment. The amount that we add to your Account Value under this provision will be allocated to each of our variable investment options and the Benefit Fixed Rate Account (described below), in the same proportion that each such investment option bears to your total Account Value, immediately prior to the application of the amount. Any such amount will not be considered a Purchase Payment when calculating your Total Protected Withdrawal Value, your death benefit, or the amount of any other or optional benefit that you may have selected, and therefore will have no direct impact on any such values at the time we add this amount. This potential addition to Account Value is available only if you have elected TrueIncome - Highest Daily and if you meet the conditions set forth in this paragraph. Thus, if you take a withdrawal prior to the Tenth Anniversary, you are not eligible to receive the Return of Principal Guarantee.

Mathematical Formula Component of TrueIncome - Highest Daily

As indicated above, we limit the sub-accounts to which you may allocate Account Value if you elect TrueIncome - Highest Daily. For purposes of this benefit, we refer to those permitted sub-accounts as the “Permitted Sub-accounts”. As a requirement of participating in TrueIncome - Highest Daily, we require that you participate in our mathematical formula under which we may transfer Account Value between the Permitted Sub-accounts and a fixed interest rate account that is part of our general account (the “Benefit Fixed Rate Account”). This required formula helps us manage our financial exposure under the benefit, by moving assets to a more stable option (i.e. the Benefit Fixed Rate Account). We determine whether to make a transfer, and the amount of any transfer, under a non-discretionary formula, discussed below. The Benefit Fixed Rate Account is available only with this benefit, and thus you may not allocate purchase payments to, or make transfers to or from, the Benefit Fixed Rate Account. The interest rate that we pay with respect to the Benefit Fixed Rate Account is reduced by an amount that corresponds generally to the charge that we assess against your variable Sub-accounts for TrueIncome - Highest Daily. The Benefit Fixed Rate Account is not subject to the Investment Company Act of 1940 or the Securities Act of 1933.

Under the formula component of TrueIncome - Highest Daily, we monitor your Account Value daily and, if necessary, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the Benefit Fixed Rate Account. Any transfer would be made in accordance with the formula, which is set forth in the schedule supplement to the endorsement for this benefit (and also appears in Appendix C to this prospectus). Speaking generally, the formula, which we apply each Valuation Day, operates as follows. The formula starts by identifying your Protected Withdrawal Value for that day and then multiplies that figure by 5%, to produce a projected (i.e., hypothetical) Highest Daily Annual Income Amount. Then, using our actuarial tables, we produce an estimate of the total amount we would target in our allocation model, based on the projected Highest Daily Annual Income Amount each year for the rest of your life. In the formula, we refer to that value as the “Target Value” or “L”. If you have already made a withdrawal, your projected Annual Income Amount (and thus your Target Value) would take into account any automatic step-up that was scheduled to occur according to the step-up formula described above. Next, the formula subtracts from the Target Value the amount held within the Benefit Fixed Rate Account on that day, and divides that difference by the amount held within the Permitted Sub-accounts. That ratio, which essentially isolates the amount of your Target Value that is not offset by amounts held within the Benefit Fixed Rate Account, is called the “Target Ratio” or “r”. If the Target Ratio exceeds a certain percentage (currently 83%) it means essentially that too much Target Value is not offset by assets within the Benefit Fixed Rate Account, and therefore we will transfer an amount from your Permitted Sub-accounts to the Benefit Fixed Rate Account. Conversely, if the Target Ratio falls below a certain percentage (currently 77%), then a transfer from the Benefit Fixed Rate Account to the Permitted Sub-accounts would occur. Note that the formula is calculated with reference to the Highest Daily Annual Income Amount, rather than with reference to the Annual Income Amount. If you select the new mathematical formula, see the discussion below regarding the 90% cap.

As you can glean from the formula, poor investment performance of your Account Value may result in a transfer of a portion of your variable Account Value to the Benefit Fixed Rate Account, because such poor investment performance will tend to increase the Target Ratio. Moreover, “flat” investment returns of your Account Value over a period of time also could result in the transfer of your Account Value to the Benefit Fixed Rate Account. Because the amount allocated to the Benefit Fixed Rate Account and the amount allocated to the Permitted Sub-accounts each is a variable in the formula, the investment performance of each affects whether a transfer occurs for your Annuity. In deciding how much to transfer, we use another formula, which essentially seeks to re-balance amounts held in the Permitted Sub-accounts and the Benefit Fixed Rate Account so that the Target Ratio meets a target, which currently is equal to 80%. Once you elect TrueIncome - Highest Daily, the ratios we use will be fixed. For newly issued annuities that elect TrueIncome - Highest Daily and existing annuities that elect TrueIncome - Highest Daily, however, we reserve the right to change the ratios.

While you are not notified when the formula dictates a transfer, you will receive a confirmation statement indicating the transfer of a portion of your Account Value either to or from the Benefit Fixed Rate Account. The formula is designed primarily to mitigate the financial risks that we incur in providing the guarantee under TrueIncome - Highest Daily.

Depending on the results of the formula calculation we may, on any day:

. Not make any transfer between the Permitted Sub-accounts and the Benefit Fixed Rate Account; or

. If a portion of your Account Value was previously allocated to the Benefit Fixed Rate Account, transfer all or a portion of those amounts to the Permitted Sub-accounts, based on your existing allocation instructions or (in the absence of such existing instructions) pro rata (i.e., in the same proportion as the current balances in your variable investment options). Amounts taken out of the Benefit Fixed Rate Account will be withdrawn for this purpose on a last-in, first-out basis (an amount renewed into a new guarantee period under the Benefit Fixed Rate Account will be deemed a new investment for purposes of this last-in, first-out rule); or

. Transfer all or a portion of your Account Value in the Permitted Sub-accounts pro-rata to the Benefit Fixed Rate Account. The interest that you earn on such transferred amount will be equal to the annual rate that we have set for that day, and we will credit the daily equivalent of that annual interest until the earlier of one year from the date of the transfer or the date that such amount in the Benefit Fixed Rate Account is transferred back to the Permitted Sub-accounts.

Therefore, at any given time, some, none, or all of your Account Value may be allocated to the Benefit Fixed Rate Account. If your entire Account Value is transferred to the Benefit Fixed Rate Account, then based on the way the formula operates, the formula will not transfer amounts out of the Benefit Fixed Rate Account to the Permitted Sub-accounts and the entire Account Value would remain in the Benefit Rate Fixed Account. If you make additional purchase payments to your Annuity, they will be allocated to the Sub-accounts according to your allocation instructions. Such additional purchase payments may or may not cause the formula to transfer money in or out of the Benefit Fixed Rate Account. Once the purchase payments are allocated to your Annuity, they will also be subject to the formula, which may result in immediate transfers to or from the Benefit Fixed Rate Account, if dictated by the formula. The amounts of any such transfer will vary, as dictated by the formula, and will depend on the factors listed below.

The amount that is transferred to and from the Benefit Fixed Rate Account pursuant to the formula depends upon a number of factors unique to your Annuity (and is not necessarily directly correlated with the securities markets, bond markets, or interest rates, in general) including:

. How long you have owned TrueIncome - Highest Daily;

. The performance of the Permitted Sub-accounts you have chosen;

. The performance of the Benefit Fixed Rate Account (i.e., the amount of interest credited to the Benefit Fixed Rate Account);

. The amount allocated to each of the Permitted Sub-accounts you have chosen;

. The amount allocated to the Benefit Fixed Rate Account;

. Additional purchase payments, if any, you make to your Annuity;

. Withdrawals, if any, you take from your Annuity (withdrawals are taken pro rata from your Account Value).

Any Account Value in the Benefit Fixed Rate Account will not be available to participate in the investment experience of the Permitted Sub-accounts if there is a recovery until it is moved out of the Benefit Fixed Rate Account.

The more of your Account Value allocated to the Benefit Fixed Rate Account under the formula, the greater the impact of the performance of the Benefit Fixed Rate Account in determining whether (and how much) of your Account Value is transferred back to the Permitted Sub-accounts. Further, it is possible under the formula, that if a significant portion your Account Value is allocated to the Benefit Fixed Rate Account and that Account has good performance but the performance of your Permitted Sub-accounts is negative, that the formula might transfer your Account Value to the Permitted Sub-accounts. Thus, the converse is true too (the more you have allocated to the Permitted Sub-accounts, the greater the impact of the performance of those Sub-accounts will have on any transfer to the Benefit Fixed Rate Account).

Additional Tax Considerations

If you purchase an annuity as an investment vehicle for “qualified” investments, including an IRA or SEP-IRA, the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts from your annuity beginning after age 70 1/2. Roth IRAs are not subject to these rules during the owner’s lifetime. The amount required under the Code may exceed the Total Annual Income Amount, which will cause us to increase the Total Annual Income Amount in any Annuity Year that Required Minimum Distributions due from your Annuity that are greater than such amounts. In addition, the amount and duration of payments under the annuity payment and death benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution provisions under the tax law. Please note, however, that any withdrawal you take prior to the Tenth Anniversary, even if withdrawn to satisfy required minimum distribution rules, will cause you to lose the ability to receive Enhanced Protected Withdrawal Value and an amount under the Return of Principal Guarantee.

Note that under the Worker, Retiree and Employer Recovery Act of 2008, Required Minimum Distributions are suspended for 2009 and are scheduled to resume in 2010. We will continue to treat the calculated amount that would have been a required minimum distribution if not for the suspension as the amount available for withdrawal if you so choose.

As indicated, withdrawals made while this Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section of the prospectus for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this Benefit here.

Optional 90% Cap Rule Feature for the Formula Under TrueIncome - Highest Daily

The Optional 90% Cap Feature is available for election only on or after July 27, 2009 and only in those jurisdictions where we have received regulatory approval, and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions.

If you currently participate in TrueIncome - Highest Daily, you can elect this feature which utilizes a new mathematical formula. The new formula is described below and will (if you elect it) replace the “Transfer Calculation” portion of the mathematical formula currently used in connection with your benefit on a prospective basis. There is no cost to adding this feature to your Annuity. This election may only be made once and may not be revoked once elected. This feature is available subject to state approval. The new formula is found in Appendix C (page C-2).

Under the new formula, the formula will not execute a transfer to the Benefit Fixed Rate Account that results in more than 90% of your Account Value being allocated to the Benefit Fixed Rate Account (“90% cap” or “90% cap rule”). Thus, on any Valuation Day, if the formula would require a transfer into the Benefit Fixed Rate Account that would result in more than 90% of the Account Value being allocated to the Benefit Fixed Rate Account, only the amount that results in exactly 90% of the Account Value being allocated to the Benefit Fixed Rate Account will be transferred. Additionally, future transfers into the Benefit Fixed Rate Account will not be made (regardless of the performance of the Benefit Fixed Rate Account and the Permitted Sub-accounts) at least until there is first a transfer out of the Benefit Fixed Rate Account. Once this transfer occurs out of the Benefit Fixed Rate Account, future amounts may be transferred to or from the Benefit Fixed Rate Account if dictated by the formula (subject to the 90% cap). At no time will the formula make a transfer to the Benefit Fixed Rate Account that results in greater than 90% of your Account Value being allocated to the Benefit Fixed Rate Account. However, it is possible that, due to the investment performance of your allocations in the Benefit Fixed Rate Account and your allocations in the Permitted Sub-accounts you have selected, your Account Value could be more than 90% invested in the Benefit Fixed Rate Account.

If you make additional purchase payments to your Annuity while the 90% cap is in effect, the formula will not transfer any of such additional purchase payments to the Benefit Fixed Rate Account at least until there is first a transfer out of the Benefit Fixed Rate Account, regardless of how much of your Account Value is in the Permitted Sub-accounts. This means that there could be scenarios under which, because of the additional purchase payments you make, less than 90% of your entire Account Value is allocated to the Benefit Fixed Rate Account, and the formula will still not transfer any of your Account Value to the Benefit Fixed Rate Account (at least until there is first a transfer out of the Benefit Fixed Rate Account). For example:

. March 19, 2009 - a transfer is made to the Benefit Fixed Rate Account that results in the 90% cap being met and now $90,000 is allocated to the Benefit Fixed Rate Account and $10,000 is allocated to the Permitted Sub-accounts.

. March 20, 2009 - you make an additional purchase payment of $10,000. No transfers have been made from the Benefit Fixed Rate Account to the Permitted Sub-accounts since the cap went into effect on March 19, 2009.

. As of March 20, 2009 (and at least until first a transfer is made out of the Benefit Fixed Rate Account under the formula) - the $10,000 payment is allocated to the Permitted Sub-accounts and now you have 82% in the Benefit Fixed Rate Account and 18% in the Permitted Sub-accounts (such that $20,000 is allocated to the Permitted Sub-accounts and $90,000 is allocated to the Benefit Fixed Rate Account).

. Once there is a transfer out of the Benefit Fixed Rate Account (of any amount), the formula will operate as described above, meaning that the formula could transfer amounts to or from the Benefit Fixed Rate Account if dictated by the formula (subject to the 90% cap).

Under the operation of the formula, the 90% cap may come into existence and may be removed multiple times while you participate in the benefit. We will continue to monitor your Account Value daily and, if dictated by the formula, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the Benefit Fixed Rate Account as dictated by the formula. Once you elect this feature, the new transfer formula described above and set forth in Appendix C will be the formula for your Annuity.

In the event that more than ninety percent (90%) of your Account Value is allocated to the Benefit Fixed Rate Account and you have elected this feature, up to ten percent (10%) of your Account Value currently allocated to the Benefit Fixed Rate Account will be transferred to your Permitted Sub-accounts, such that after the transfer, 90% of your Account Value on the date of the transfer is in the Benefit Fixed Rate Account. The transfer to the Permitted Sub-accounts will be based on your existing allocation instructions or (in the absence of such existing instructions) pro rata (i.e., in the same proportion as the current balances in your variable investment options). Amounts taken out of the Benefit Fixed Rate Account will be withdrawn for this purpose on a last-in, first-out basis (an amount renewed into a new guarantee period under the Benefit Fixed Rate Account will be deemed a new investment for purposes of this last-in, first- out rule). It is possible that additional transfers might occur after this initial transfer if dictated by the formula. The amounts of such additional transfer(s) will vary.

Once the 90% cap rule is met, future transfers into the Benefit Fixed Rate Account will not be made (regardless of the performance of the Benefit Fixed Rate Account and the Permitted Sub-accounts) at least until there is a first transfer out of the Benefit Fixed Rate Account. Once this transfer occurs out of the Benefit Fixed Rate Account, future amounts may be transferred to or from the Benefit Fixed Rate Account if dictated by the formula.

Important Considerations When Electing the New Formula:

. At any given time, some, most or none of your Account Value may be allocated to the Benefit Fixed Rate Account.

. Please be aware that because of the way the new 90% cap formula operates, it is possible that more than or less than 90% of your Account Value may be allocated to the Benefit Fixed Rate Account.

. Because the charge for TrueIncome - Highest Daily is assessed against the average daily net assets of the Sub-accounts, that charge will be assessed against all assets transferred into the Permitted Sub-accounts.

. If this feature is elected, any Account Value transferred to the Permitted Sub-accounts is subject to the investment performance of those Sub-accounts. Your Account Value can go up or down depending on the performance of the Permitted Sub-accounts you select.

TRUEINCOME - HIGHEST DAILY 7

The income benefit under TrueIncome - Highest Daily 7 currently is based on a single “designated life” who is at least 55 years old on the date that the benefit is acquired. TrueIncome - Highest Daily 7 is not available if you elect any other optional living benefit, although you may elect any optional death benefit other than the Highest Daily Value death benefit or the Plus40 Life Insurance Rider. As long as TrueIncome - Highest Daily 7 is in effect, you must allocate your Account Value in accordance with the then permitted and available investment option(s) with this benefit. For a more detailed description of the permitted investment options, see the Investment options section of this prospectus.

We offer a benefit that guarantees until the death of the single designated life the ability to withdraw an annual amount (the “Annual Income Amount”) equal to a percentage of an initial principal value (the “Protected Withdrawal Value”) regardless of the impact of market performance on the Account Value, subject to our benefit rules regarding the timing and amount of withdrawals. The benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, and wish to ensure that market performance will not affect your ability to receive annual payments. You are not required to make withdrawals as part of the benefit - the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. As discussed below, we require that you participate in our asset transfer benefit in order to participate in TrueIncome - Highest Daily 7, and in Appendix D to this prospectus, we set forth the formula under which we make those asset transfers.

As discussed below, a key component of TrueIncome - Highest Daily 7 is the Protected Withdrawal Value. Because each of the Protected Withdrawal Value and Annual Income Amount is determined in a way that is not solely related to Account Value, it is possible for the Account Value to fall to zero, even though the Annual Income Amount remains. You are guaranteed to be able to withdraw the Annual Income Amount for the rest of your life, provided that you have not made “excess withdrawals.” Excess withdrawals, as discussed below, will reduce your Annual Income Amount. Thus, you could experience a scenario in which your Account Value was zero, and, due to your excess withdrawals, your Annual Income Amount also was reduced to zero. In that scenario, no further amount would be payable under TrueIncome - Highest Daily 7.

Key Feature - Protected Withdrawal Value The Protected Withdrawal Value is used to calculate the initial Annual Income Amount. On the effective date of the benefit, the Protected Withdrawal Value is equal to your Account Value. On each Valuation Day thereafter, until the earlier of the tenth anniversary of benefit election (the “Tenth Anniversary Date”) or the date of the first withdrawal, the Protected Withdrawal Value is equal to the “Periodic Value” described in the next paragraph.

The “Periodic Value” initially is equal to the Account Value on the effective date of the benefit. On each Valuation Day thereafter, until the earlier of the first withdrawal or the Tenth Anniversary Date, we recalculate the Periodic Value. We stop determining the Periodic Value upon the earlier of your first withdrawal after the effective date of the benefit or the Tenth Anniversary Date. On each Valuation Day (the “Current Valuation Day”), the Periodic Value is equal to the greater of:

(1) the Periodic Value for the immediately preceding business day (the “Prior Valuation Day”) appreciated at the daily equivalent of 7% annually during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any adjusted Purchase Payment made on the Current Valuation Day; and

(2) the Account Value.

If you make a withdrawal prior to the Tenth Anniversary Date, the Protected Withdrawal Value on the date of the withdrawal is equal to the greatest of:

(a) the Account Value; or

(b) the Periodic Value on the date of the withdrawal.

If you have not made a withdrawal on or before the Tenth Anniversary Date, your Protected Withdrawal Value subsequent to the Tenth Anniversary Date is equal to the greatest of:

(1) the Account Value; or

(2) the Periodic Value on the Tenth Anniversary Date, increased for subsequent adjusted purchase payments; or

(3) the sum of:

(a) 200% of the Account Value on the effective date of the benefit;

(b) 200% of all adjusted purchase payments made within one year after the effective date of the benefit; and

(c) all adjusted purchase payments made after one year following the effective date of the benefit up to the date of the first withdrawal.

On and after the date of your first withdrawal, your Protected Withdrawal Value is increased by the amount of any subsequent purchase payments, is reduced by withdrawals, including your first withdrawal (as described below), and is increased if you qualify for a step-up (as described below). Irrespective of these calculations, your Protected Withdrawal Value will always be at least equal to your Account Value.

Key Feature - Annual Income Amount under TrueIncome - Highest Daily 7 The Annual Income Amount is equal to a specified percentage of the Protected Withdrawal Value. The percentage depends on the age of the Annuitant on the date of the first withdrawal after election of the benefit. The percentages are: 5% for ages 74 and younger, 6% for ages 75-79, 7% for ages 80-84, and 8% for ages 85 and older. Under TrueIncome - Highest Daily 7, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative withdrawals are in excess of the Annual Income Amount (“Excess Income”), your Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Withdrawals of any amount up to and including the Annual Income Amount will reduce the Protected Withdrawal Value by the amount of the withdrawal. Withdrawals of Excess Income will reduce the Protected Withdrawal Value by the same ratio as the reduction to the Annual Income Amount.

A Purchase Payment that you make will (i) increase the then-existing Annual Income Amount by an amount equal to a percentage of the Purchase Payment (including the amount of any associated Credits) based on the age of the Annuitant at the time of the first withdrawal (the percentages are: 5% for ages 74 and younger, 6% for ages 75-79, 7% for ages 80-84, and 8% for ages 85 and older) and (ii) increase the Protected Withdrawal Value by the amount of the Purchase Payment (including the amount of any associated Credits).

An automatic step-up feature (“Highest Quarterly Auto Step-Up”) is included as part of this benefit. As detailed in this paragraph, the Highest Quarterly Auto Step-Up feature can result in a larger Annual Income Amount if your Account Value increases subsequent to your first withdrawal. We begin examining the Account Value for purposes of the Highest Quarterly Step-Up starting with the anniversary of the Issue Date of the Annuity (the “Annuity Anniversary”) immediately after your first withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Account Value on the Valuation Days corresponding to the end of each quarter that

(i) is based on your Annuity Year, rather than a calendar year; (ii) is subsequent to the first withdrawal; and (iii) falls within the immediately preceding Annuity Year. If the end of any such quarter falls on a holiday or a weekend, we use the next Valuation Day. Having identified each of those quarter-end Account Values, we then multiply each such value by a percentage that varies based on the age of the Annuitant on the Annuity Anniversary as of which the step-up would occur. The percentages are 5% for ages 74 and younger, 6% for ages 75-79, 7% for ages 80-84, and 8% for ages 85 and older. Thus, we multiply each quarterly value by the applicable percentage, adjust each such quarterly value for subsequent withdrawals and purchase payments, and then select the highest of those values. If the highest of those values exceeds the existing Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Annual Income Amount intact. In later years, (i.e., after the first Annuity Anniversary after the first withdrawal) we determine whether an automatic step-up should occur on each Annuity Anniversary, by performing a similar examination of the Account Values on the end of the four immediately preceding quarters. At the time that we increase your Annual Income Amount, we also increase your Protected Withdrawal Value to equal the highest quarterly value upon which your step-up was based. If, on the date that we implement a Highest Quarterly Auto Step-Up to your Annual Income Amount, the charge for TrueIncome - Highest Daily 7 has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for TrueIncome - Highest Daily 7 upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature. If you receive notice of a proposed step-up and accompanying fee increase, you should carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject.

TrueIncome - Highest Daily 7 does not affect your ability to make withdrawals under your Annuity, or limit your ability to request withdrawals that exceed the Annual Income Amount. Under TrueIncome - Highest Daily 7, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year.

If, cumulatively, you withdraw an amount less than the Annual Income Amount in any Annuity Year, you cannot carry-over the unused portion of the Annual Income Amount to subsequent Annuity Years.

Examples of dollar-for-dollar and proportional reductions, and the Highest Quarterly Auto Step-Up are set forth below. The values depicted here are purely hypothetical, and do not reflect the charges for TrueIncome - Highest Daily 7 benefit or any other fees and charges. Assume the following for all three examples:

. The Issue Date is December 1, 2007

. TrueIncome - Highest Daily 7 benefit is elected on March 5, 2008

. The Annuitant was 70 years old when he/she elected TrueIncome - Highest Daily 7.

Dollar-for-dollar reductions

On May 2, 2008, the Protected Withdrawal Value is $120,000, resulting in an Annual Income Amount of $6,000 (since the Annuitant is younger than 75 at the time of the 1/st/ withdrawal, the Annual Income Amount is 5% of the Protected Withdrawal Value, in this case 5% of $120,000). Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Annual Income Amount for that Annuity Year (up to and including December 1, 2008) is $3,500. This is the result of a dollar-for-dollar reduction of the Annual Income Amount-$6,000 less $2,500 = $3,500.

Proportional reductions

Continuing the previous example, assume an additional withdrawal of $5,000 occurs on August 6, 2008 and the Account Value at the time of this withdrawal is $110,000. The first $3,500 of this withdrawal reduces the Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount - $1,500 - reduces the Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the excess withdrawal to the Account Value immediately prior to the excess withdrawal. (Note that if there were other withdrawals in that Annuity Year, each would result in another proportional reduction to the Annual Income Amount).

Here is the calculation:

Account Value before withdrawal	$110,000.00
Less amount of “non” excess withdrawal	$3,500.00
Account Value immediately before excess withdrawal of $1,500	$106,500.00
Excess withdrawal amount	$1,500.00
Divided by Account Value immediately before excess withdrawal	$106,500.00
Ratio	1.41%
Annual Income Amount	$6,000.00
Less ratio of 1.41%	$84.51
Annual Income Amount for future Annuity Years	$5,915.49

Highest Quarterly Auto Step-Up

On each Annuity Anniversary date, the Annual Income Amount is stepped-up if the appropriate percentage (based on the Annuitant’s age on the Annuity Anniversary) of the highest quarterly value since your first withdrawal (or last Annuity Anniversary in subsequent years), adjusted for withdrawals and additional purchase payments, is higher than the Annual Income Amount, adjusted for excess withdrawals and additional purchase payments (plus any Credits).

Continuing the same example as above, the Annual Income Amount for this Annuity Year is $6,000. However, the excess withdrawal on August 6 reduces this amount to $5,915.49 for future years (see above). For the next Annuity Year, the Annual Income Amount will be stepped-up if 5% (since the youngest Designated Life is younger than 75 on the date of the potential step-up) of the highest quarterly Account Value adjusted for withdrawals, is higher than $5,915.49. Here are the calculations for determining the quarterly values. Only the June 1 value is being adjusted for excess withdrawals as the September 1 and December 1 Valuation Days occur after the excess withdrawal on August 6.

Date*	Account value	Highest Quarterly Value (adjusted with withdrawal and Purchase Payments)**	Adjusted Annual Income Amount (5% of the Highest Quarterly Value)
June 1, 2008	$118,000.00	$118,000.00	$5,900.00
August 6, 2008	$110,000.00	$112,885.55	$5,644.28
September 1, 2008	$112,000.00	$112,885.55	$5,644.28
December 1, 2008	$119,000.00	$119,000.00	$5,950.00

* In this example, the Annuity Anniversary date is December 1. The quarterly valuation dates are every three months thereafter - March 1, June 1, September 1, and December 1. In this example, we do not use the March 1 date as the first withdrawal took place after March 1. The Annuity Anniversary Date of December 1 is considered the fourth and final quarterly valuation date for the year.

** In this example, the first quarterly value after the first withdrawal is $118,000 on June 1, yielding an adjusted Annual Income Amount of $5,900.00. This amount is adjusted on August 6 to reflect the $5,000 withdrawal. The calculations for the adjustments are:

. The Account Value of $118,000 on June 1 is first reduced dollar-for-dollar by $3,500 ($3,500 is the remaining Annual Income Amount for the Annuity Year), resulting in an adjusted Account Value of $114,500 before the excess withdrawal.

. This amount ($114,500) is further reduced by 1.41% (this is the ratio in the above example which is the excess withdrawal divided by the Account Value immediately preceding the excess withdrawal) resulting in a Highest Quarterly Value of $112,885.55.

. The adjusted Annual Income Amount is carried forward to the next quarterly anniversary date of September 1. At this time, we compare this amount to 5% of the Account Value on September 1. Since the June 1 adjusted Annual Income Amount of $5,644.28 is higher than $5,600.00 (5% of $112,000), we continue to carry $5,644.28 forward to the next and final quarterly anniversary date of December 1. The Account Value on December 1 is $119,000 and 5% of this amount is $5,950. Since this is higher than $5,644.28, the adjusted Annual Income Amount is reset to $5,950.00.

In this example, 5% of the December 1 value yields the highest amount of $5,950.00. Since this amount is higher than the current year’s Annual Income Amount of $5,915.49 adjusted for excess withdrawals, the Annual Income Amount for the next Annuity Year, starting on December 2, 2008 and continuing through December 1, 2009, will be stepped-up to $5,950.00.

Benefits Under TrueIncome - Highest Daily 7

. To the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Annual Income Amount or as a result of the fee that we assess for TrueIncome - Highest Daily 7, and amounts are still payable under TrueIncome - Highest Daily 7, we will make an additional payment, if any, for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this section. We will make payments until the death of the single designated life. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount, TrueIncome - Highest Daily 7 terminates, and no additional payments are made. However, if a withdrawal in the latter scenario was taken to meet required minimum distribution requirements under the Annuity, then the benefit will not terminate, and we will continue to pay the Annual Income Amount in the form of a fixed annuity.

. If Annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving Annuity payments and there is a Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

(1) apply your Account Value to any Annuity option available; or

(2) request that, as of the date Annuity payments are to begin, we make Annuity payments each year equal to the Annual Income Amount. We will make payments until the death of the single designated life.

We must receive your request in a form acceptable to us at our office.

. In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments in the form of a single life fixed annuity with ten payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such Annuity payments will be the greater of:

(1) the present value of the future Annual Income Amount payments. Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and

(2) the Account Value.

. If no withdrawal was ever taken, we will calculate the Annual Income Amount as if you made your first withdrawal on the date the annuity payments are to begin.

. Please note that payments that we make under this benefit after the Annuity Anniversary coinciding with or next following the annuitant’s 95/th/ birthday will be treated as annuity payments.

Other Important Considerations

. Withdrawals under TrueIncome - Highest Daily 7 are subject to all of the terms and conditions of the Annuity, including any CDSC that may apply. Note that if your withdrawal of the Annual Income Amount in a given Annuity Year exceeds the applicable free withdrawal amount under the Annuity (but is not considered Excess Income), we will not impose any CDSC on the amount of that withdrawal. However, we may impose a CDSC on the portion of a withdrawal that is deemed Excess Income.

. Withdrawals made while TrueIncome - Highest Daily 7 is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. TrueIncome - Highest Daily 7 does not directly affect the Account Value or surrender value, but any withdrawal will decrease the Account Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity you will receive the current surrender value.

. You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing TrueIncome - Highest Daily 7. TrueIncome - Highest Daily 7 provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Annual Income Amount in the form of periodic benefit payments.

. Upon inception of the benefit, 100% of your Account Value must be allocated to the permitted Sub-accounts.

. You cannot allocate purchase payments or transfer Account Value to or from the AST Investment Grade Bond Portfolio Sub-account (see description below) if you elect this benefit. A summary description of the AST Investment Grade Bond Portfolio appears within the prospectus section entitled “What Are The Investment Objectives and Policies of The Portfolios?”. Upon the initial transfer of your Account Value into the AST Investment Grade Bond Portfolio, we will send a prospectus for that Portfolio to you, along with your confirmation. In addition, you can find a copy of the AST Investment Grade Bond Portfolio prospectus by going to www.accessallstate.com.

. Transfers to and from the elected Sub-accounts and an AST Investment Grade Bond Portfolio Sub-account triggered by the mathematical formula component of the benefit will not count toward the maximum number of free transfers allowable under an Annuity.

. You must allocate your Account Value in accordance with the then available investment option(s) that we may prescribe in order to elect and maintain TrueIncome - Highest Daily 7. If, subsequent to your election of the benefit, we change our requirements for how Account Value must be allocated under the benefit, the new requirement will apply only to new elections of the benefit, and we will not compel you to re-allocate your Account Value in accordance with our newly adopted requirements. Subject to any change in requirements, transfer of Account Value and allocation of additional purchase payments may be subject to new investment limitations.

. If you elect this benefit and in connection with that election, you are required to reallocate to permitted investment options, then on the Valuation Day we receive your request in Good Order, we will (i) sell units of the non-permitted investment options and (ii) invest the proceeds of those sales in the permitted investment options that you have designated. During this reallocation process, your Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The newly-elected benefit will commence at the close of business on the following Valuation Day. Thus, the protection afforded by the newly-elected benefit will not arise until the close of business on the following Valuation Day.

. The fee for TrueIncome - Highest Daily 7 is 0.60% annually of the Protected Withdrawal Value. We deduct this fee at the end of each quarter, where each such quarter is part of a year that begins on the effective date of the benefit or an anniversary thereafter. Thus, on each such quarter-end (or the next Valuation Day, if the quarter-end is not a Valuation Day), we deduct 0.15% of the Protected Withdrawal Value at the end of the quarter. We deduct the fee pro rata from each of your Sub-accounts including the AST Investment Grade Bond Portfolio Sub-account. Since this fee is based on the Protected Withdrawal Value the fee for TrueIncome - Highest Daily 7 may be greater than it would have been, had it been based on the Account Value alone. If the fee to be deducted exceeds the current Account Value, we will reduce the Account Value to zero, and continue the benefit as described above.

Election of and Designations under the Benefit For TrueIncome - Highest Daily 7, there must be either a single Owner who is the same as the Annuitant, or if the Annuity is entity owned, there must be a single natural person Annuitant. In either case, the Annuitant must be at least 55 years old.

Any change of the Annuitant under the Annuity will result in cancellation of TrueIncome - Highest Daily 7. Similarly, any change of Owner will result in cancellation of TrueIncome - Highest Daily 7, except if (a) the new Owner has the same taxpayer identification number as the previous owner (b) ownership is transferred from a custodian to the Annuitant, or vice versa or (c) ownership is transferred from one entity to another entity.

If you wish, you may cancel TrueIncome - Highest Daily 7, however you generally will only be permitted to re-elect the benefit or elect another currently available lifetime withdrawal benefit on any anniversary of the Issue Date that is at least 90 calendar days from the date the benefit was last terminated, provided the request is received in good order (subject to state availability and in accordance with any applicable age requirements). Upon cancellation of TrueIncome - Highest Daily 7, any Account Value allocated to the AST Investment Grade Bond Portfolio Sub-account used with the formula will be reallocated to the Permitted Sub-Accounts according to your most recent allocation instructions or, in absence of such instructions, pro rata according to the value of your Sub-accounts at the time of the reallocation. You should be aware that upon termination of TrueIncome - Highest Daily 7, you will lose the Protected Withdrawal Value (including the Tenth Anniversary Date Guarantee), Annual Income Amount, and the Return of Principal Guarantee that you had accumulated under the benefit. Thus, the initial guarantees under any newly-elected benefit will be based on your current Account Value at the time you elect a new benefit. Once TrueIncome - Highest Daily 7 is cancelled you are not required to re-elect another optional living benefit.

Return of Principal Guarantee

If you have not made a withdrawal before the Tenth Anniversary, we will increase your Account Value on that Tenth Anniversary (or the next Valuation Day, if that anniversary is not a Valuation Day), if the requirements set forth in this paragraph are met. On the Tenth Anniversary, we add:

a) your Account Value on the day that you elected TrueIncome - Highest Daily 7; and

b) the sum of each Purchase Payment you made (including any Credits) during the one-year period after you elected the benefit.

If the sum of (a) and (b) is greater than your Account Value on the Tenth Anniversary, we increase your Account Value to equal the sum of (a) and (b), by contributing funds from our general account. If the sum of (a) and (b) is less than or equal to your

Account Value on the Tenth Anniversary, we make no such adjustment. The amount that we add to your Account Value under this provision will be allocated to each of your variable investment options (including the bond Sub-account used with this benefit), in the same proportion that each such Sub-account bears to your total Account Value, immediately before the application of the amount. Any such amount will not be considered a Purchase Payment when calculating your Protected Withdrawal Value, your death benefit, or the amount of any optional benefit that you may have selected, and therefore will have no direct impact on any such values at the time we add this amount. This potential addition to Account Value is available only if you have elected TrueIncome - Highest Daily 7 and if you meet the conditions set forth in this paragraph. Thus, if you take a withdrawal prior to the Tenth Anniversary, you are not eligible to receive the Return of Principal Guarantee.

Termination of the Benefit

You may terminate the benefit at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election will apply as described above. The benefit terminates: (i) upon your termination of the benefit (ii) upon your surrender of the Annuity (iii) upon your election to begin receiving annuity payments (although if you have elected to the Annual Income Amount in the form of Annuity payments, we will continue to pay the Annual Income Amount) (iv) upon the death of the Annuitant (v) if both the Account Value and Annual Income Amount equal zero or (vi) if you cease to meet our requirements for issuing the benefit (see Elections and Designations under the Benefit).

Upon termination of TrueIncome - Highest Daily 7 other than upon the death of the Annuitant, we impose any accrued fee for the benefit (i.e., the fee for the pro-rated portion of the year since the fee was last assessed), and thereafter we cease deducting the charge for the benefit. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the variable investment options, and (ii) transfer all amounts held in the AST Investment Grade Bond Portfolio Sub-account to your variable investment options, based on your existing allocation instructions or (in the absence of such existing instructions) pro rata (i.e. in the same proportion as the current balances in your variable investment options).

Mathematical Formula Component of TrueIncome - Highest Daily 7 As indicated above, we limit the Sub-accounts to which you may allocate Account Value if you elect TrueIncome - Highest Daily 7. For purposes of the benefit, we refer to those permitted Sub-accounts as the “Permitted Sub-accounts”. As a requirement of participating in TrueIncome - Highest Daily 7, we require that you participate in our mathematical formula, under which we may transfer Account Value between the Permitted Sub-accounts and a specified bond fund within the Advanced Series Trust (the “AST Investment Grade Bond Sub-account”). We determine whether to make a transfer, and the amount of any transfer, under a non-discretionary formula, discussed below. The AST Investment Grade Bond Sub-account is available only with this benefit, and thus you may not allocate purchase payments to the AST Investment Grade Bond Sub-account. Under the formula component of TrueIncome - Highest Daily 7, we monitor your Account Value daily and, if dictated by the formula, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the AST Investment Grade Bond Sub-account. Any transfer would be made in accordance with a formula, which is set forth in Appendix D to this prospectus.

Speaking generally, the formula, which we apply each Valuation Day, operates as follows. The formula starts by identifying an income basis for that day and then multiplies that figure by 5%, to produce a projected (i.e., hypothetical) income amount. Note that we use 5% in the formula, irrespective of the Annuitant’s attained age. Then we produce an estimate of the total amount we would target in our allocation model, based on the projected income amount and factors set forth in the formula. In the formula, we refer to that value as the “Target Value” or “L”. If you have already made a withdrawal, your projected income amount (and thus your Target Value) would take into account any automatic step- up, any subsequent purchase payments, and any excess withdrawals. Next, the formula subtracts from the Target Value the amount held within the AST Investment Grade Bond Sub-account on that day, and divides that difference by the amount held within the Permitted Sub-accounts. That ratio, which essentially isolates the amount of your Target Value that is not offset by amounts held within the AST Investment Grade Bond Sub-account, is called the “Target Ratio” or “r”. If the Target Ratio exceeds a certain percentage (currently 83%), it means essentially that too much Target Value is not offset by assets within the AST Investment Grade Bond Sub-account, and therefore we will transfer an amount from your Permitted Sub-accounts to the AST Investment Grade Bond Sub-account. Conversely, if the Target Ratio falls below a certain percentage (currently 77%), then a transfer from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts would occur.

If you elect the new formula (90% Cap Rule), see discussion below.

As you can glean from the formula, poor investment performance of your Account Value may result in a transfer of a portion of your variable Account Value to the AST Investment Grade Bond Sub-account because such poor investment performance will tend to increase the Target Ratio. Moreover, “flat” investment returns of your Account Value over a period of time also could result in the transfer of your Account Value from the Permitted Sub-accounts to the AST Investment Grade Bond Sub-account. Because the amount allocated to the AST Investment Grade Bond Sub-account and the amount allocated to the Permitted Sub-accounts each is a variable in the formula, the investment performance of each affects whether a transfer occurs for your Annuity. In deciding how much to transfer, we use another formula, which essentially seeks to re-balance amounts held in the Permitted Sub-accounts and the AST Investment Grade Bond Sub-account so that the Target Ratio meets a target, which currently is equal to 80%. Once you elect TrueIncome - Highest Daily 7, the ratios we use will be fixed. For newly-issued Annuities that elect TrueIncome - Highest Daily 7 and existing Annuities that elect TrueIncome - Highest Daily 7, however, we reserve the right, subject to any required regulatory approval, to change the ratios.

While you are not notified when your Annuity reaches a reallocation trigger, you will receive a confirmation statement indicating the transfer of a portion of your Account Value either to or from the AST Investment Grade Bond Sub-account. The formula by which the reallocation triggers operate is designed primarily to mitigate the financial risks that we incur in providing the guarantee under TrueIncome - Highest Daily 7.

Depending on the results of the calculation relative to the reallocation triggers, we may, on any day:

. Not make any transfer between the Permitted Sub-accounts and the AST Investment Grade Bond Sub-account; or

. If a portion of your Account Value was previously allocated to the AST Investment Grade Bond Sub-account, transfer all or a portion of those amounts to the Permitted Sub-accounts, based on your existing allocation instructions or (in the absence of such existing instructions) pro rata (i.e., in the same proportion as the current balances in your variable investment options); or

. Transfer all or a portion of your Account Value in the Permitted Sub-accounts pro rata to the AST Investment Grade Bond Sub-account.

Therefore, at any given time, some, none, or all of your Account Value may be allocated to the AST Investment Grade Bond Sub-account. If your entire Account Value is transferred to the AST Investment Grade Bond Sub-account, then based on the way the formula operates, the formula will not transfer amounts out of the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts and the entire Account Value would remain in the AST Investment Grade Bond Sub-account. If you make additional purchase payments to your Annuity, they will be allocated to the Sub-accounts according to your allocation instructions. Such additional purchase payments may or may not cause the formula to transfer money in or out of the AST Investment Grade Bond Sub-account. Once the purchase payments are allocated to your Annuity, they will also be subject to the formula, which may result in immediate transfers to or from the AST Investment Grade Bond Sub-accounts, if dictated by the formula. The amounts of any such transfers will vary (and in some instances, could be large), as dictated by the formula, and will depend on the factors listed below.

The amount that is transferred to and from the AST Investment Grade Bond Sub-account pursuant to the formula depends upon a number of factors unique to your Annuity (and is not necessarily directly correlated with the securities markets, bond markets, or interest rates, in general) including:

. How long you have owned TrueIncome - Highest Daily 7;

. The performance of the Permitted Sub-accounts you have chosen;

. The performance of the AST Investment Grade Bond Sub-account;

. The amount allocated to each of the Permitted Sub-accounts you have chosen;

. The amount allocated to the AST Investment Grade Bond Sub-account;

. Additional purchase payments, if any, you make to your Annuity;

. Withdrawals, if any, you take from your Annuity (withdrawals are taken pro rata from your Account Value).

Any Account Value in the AST Investment Grade Bond Sub-account will not be available to participate in the investment experience of the Permitted Sub-accounts if there is a recovery until it is moved out of the AST Investment Grade Bond Sub-account.

The more of your Account Value allocated to the AST Investment Grade Bond Sub-account under the formula, the greater the impact of the performance of that Sub-account in determining whether (and how much) of your Account Value is transferred back to the Permitted Sub-accounts. Further, it is possible under the formula, that if a significant portion your Account Value is allocated to the AST Investment Grade Bond Sub-account and that Sub-account has good performance but the performance of your Permitted Sub-accounts is negative, that the formula might transfer your Account Value to the Permitted Sub-accounts. Thus, the converse is true too (the more you have allocated to the Permitted Sub-accounts, the greater the impact of the performance of those Sub-accounts will have on any transfer to the AST Investment Grade Bond Sub-account).

Additional Tax Considerations

If you purchase an annuity as an investment vehicle for “qualified” investments, including an IRA or SEP-IRA, the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts from your annuity beginning after age 70 1/2. Roth IRAs are not subject to these rules during the owner’s lifetime. The amount required under the Code may exceed the Annual Income Amount, which will cause us to increase the Annual Income Amount in any Annuity Year that Required Minimum Distributions due from your Annuity are greater than such amounts. In addition, the amount and duration of payments under the annuity payment and death benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution provisions under the tax law. Please note, however, that any withdrawal you take prior to the Tenth Anniversary, even if withdrawn to satisfy required minimum distribution rules, will cause you to lose the ability to receive the Return of Principal Guarantee and the guaranteed amount described above under “Key Feature - Protected Withdrawal Value”.

Note that under the Worker, Retiree and Employer Recovery Act of 2008, Required Minimum Distributions are suspended for 2009 and are scheduled to resume in 2010. We will continue to treat the calculated amount that would have been a required minimum distribution if not for the suspension as the amount available for withdrawal if you so choose.

As indicated, withdrawals made while this Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section of the prospectus for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this Benefit here.

Optional 90% Cap Rule Feature for Formula for TrueIncome - Highest Daily 7

The Optional 90% Cap Feature is available for election only on or after July 27, 2009 and only in those jurisdictions where we have received regulatory approval, and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions.

If you currently own an Annuity and have elected TrueIncome - Highest Daily 7, you can elect this feature which utilizes a new mathematical formula. The new formula is described below and will replace the “Transfer Calculation” portion of the mathematical formula currently used in connection with your benefit on a prospective basis. This election may only be made once and may not be revoked once elected. The new mathematical formula is added to Appendix D (page D-3).

Under the new formula, the formula will not execute a transfer to the AST Investment Grade Bond Sub-account that results in more than 90% of your Account Value being allocated to the AST Investment Grade Bond Sub-account (“90% cap” or “90% Cap Rule”). Thus, on any Valuation Day, if the formula would require a transfer to the AST Investment Grade Bond Sub-account that would result in more than 90% of the Account Value being allocated to the AST Investment Grade Bond Sub-account, only the amount that results in exactly 90% of the Account Value being allocated to the AST Investment Grade Bond Sub-account will be transferred. Additionally, future transfers into the AST Investment Grade Bond Sub-account will not be made (regardless of the performance of the AST Investment Grade Bond Sub-account and the Permitted Sub-accounts) at least until there is first a transfer out of the AST Investment Grade Bond Sub-account. Once this transfer occurs out of the AST Investment Grade Bond Sub-account, future amounts may be transferred to or from the AST Investment Grade Bond Sub-account if dictated by the formula (subject to the 90% cap). At no time will the formula make a transfer to the AST Investment Grade Bond Sub-account that results in greater than 90% of your Account Value being allocated to the AST Investment Grade Bond Sub-account. However, it is possible that, due to the investment performance of your allocations in the AST Investment Grade Bond Sub-account and your allocations in the Permitted Sub-accounts you have selected, your Account Value could be more than 90% invested in the AST Investment Grade Bond Sub-account.

If you make additional purchase payments to your Annuity while the 90% cap is in effect, the formula will not transfer any of such additional purchase payments to the AST Investment Grade Bond Sub-account at least until there is first a transfer out of the AST Investment Grade Bond Sub-account, regardless of how much of your Account Value is in the Permitted Sub-accounts. This means that there could be scenarios under which, because of the additional purchase payments you make, less than 90% of your entire Account Value is allocated to the AST Investment Grade Bond Sub-account, and the formula will still not transfer any of your Account Value to the AST Investment Grade Bond Sub-account (at least until there is first a transfer out of the AST Investment Grade Bond Sub-account). For example,

. March 19, 2009 - a transfer is made that results in the 90% cap being met and now $90,000 is allocated to the AST Investment Grade Bond Sub-account and $10,000 is allocated to the Permitted Sub-accounts.

. March 20, 2009 - you make an additional purchase payment of $10,000. No transfers have been made from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts since the cap went into effect on March 19, 2009.

. As of March 20, 2009 (and at least until first a transfer is made out of the AST Investment Grade Bond Sub-account under the formula) - the $10,000 payment is allocated to the Permitted Sub-accounts and now you have 82% in the AST Investment Grade Bond Sub-account and 18% in the Permitted Sub-accounts (such that $20,000 is allocated to the Permitted Sub-accounts and $90,000 is allocated to the AST Investment Grade Bond Sub-account).

. Once there is a transfer out of the AST Investment Grade Bond Sub-account (of any amount), the formula will operate as described above, meaning that the formula could transfer amounts to or from the AST Investment Grade Bond Sub-account if dictated by the formula (subject to the 90% cap).

Under the operation of the formula, the 90% cap may come into existence and may be removed multiple times while you participate in the benefit. We will continue to monitor your Account Value daily and, if dictated by the formula, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the AST Investment Grade Bond Sub-account as dictated by the formula. Once you elect this feature, the new transfer formula described above and set forth in Appendix D will be the formula for your Annuity.

In the event that more than ninety percent (90%) of your Account Value is allocated to the AST Investment Grade Bond Sub-account and you have elected this feature, up to ten percent (10%) of your Account Value currently allocated to the

AST Investment Grade Bond Sub-account will be transferred to your Permitted Sub-accounts, such that after the transfer, 90% of your Account Value on the date of the transfer is in the AST Investment Grade Bond Sub-account. The transfer to the Permitted Sub-accounts will be based on your existing allocation instructions or (in the absence of such existing instructions) pro rata (i.e., in the same proportion as the current balances in your variable investment options). It is possible that additional transfers might occur after this initial transfer if dictated by the formula. The amounts of such additional transfer(s) will vary. If on the date this feature is elected 100% of your Account Value is allocated to the AST Investment Grade Bond Sub-account, a transfer of an amount equal to 10% of your Account Value will be made to your Permitted Sub-accounts. It is possible that an additional transfer to the permitted Sub-accounts could occur following the Valuation Day, and in some instances (based on the formula) this additional transfer could be large.

Once the 90% cap rule is met, future transfers into the AST Investment Grade Bond Sub-account will not be made (regardless of the performance of the AST Investment Grade Bond Sub-account and the Permitted Sub-accounts) at least until there is first a transfer out of the AST Investment Grade Bond Sub-account. Once this transfer occurs out of the AST Investment Grade Bond Sub-account, future amounts may be transferred to or from the AST Investment Grade Bond Sub-account if dictated by the formula (subject to the 90% cap).

Important Consideration When Electing the New Formula:

. At any given time, some, most or none of your Account Value may be allocated to the AST Investment Grade Bond Sub-account.

. Please be aware that because of the way the 90% cap formula operates, it is possible that more than or less than 90% of your Account Value may be allocated to the AST Investment Grade Bond Sub-account.

. If this feature is elected, any Account Value transferred to the Permitted Sub-accounts is subject to the investment performance of those Sub-accounts. Your Account Value can go up or down depending on the performance of the Permitted Sub-accounts you select.

TRUEINCOME - SPOUSAL HIGHEST DAILY 7

TrueIncome - Spousal Highest Daily 7 is the spousal version of TrueIncome - Highest Daily 7. TrueIncome - Spousal Highest Daily 7 must be elected based on two Designated Lives, as described below. Each Designated Life must be at least 59 1/2 years old when the benefit is elected. TrueIncome - Spousal Highest Daily 7 is not available if you elect any other optional living benefit or optional death benefit. As long as your TrueIncome - Spousal Highest Daily 7 Benefit is in effect, you must allocate your Account Value in accordance with the then permitted and available investment option(s) with this benefit. For a more detailed description of permitted investment options, see the Investment options section of this prospectus.

The benefit guarantees that until the later death of two natural persons who are each other’s spouses at the time of election of the benefit and at the first death of one of them (the “Designated Lives”, and each, a “Designated Life”) the ability to withdraw an annual amount (the “Annual Income Amount”) equal to a percentage of an initial principal value (the “Protected Withdrawal Value”) regardless of the impact of market performance on the Account Value, subject to our benefit rules regarding the timing and amount of withdrawals. The benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, wish to ensure that market performance will not affect your ability to receive annual payments, and wish either spouse to be able to continue TrueIncome - Spousal Highest Daily 7 after the death of the first spouse. You are not required to make withdrawals as part of the benefit - the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. As discussed below, we require that you participate in our asset transfer benefit in order to participate in TrueIncome - Spousal Highest Daily 7, and in Appendix D to this prospectus, we set forth the formula under which we make those asset transfers.

As discussed below, a key component of TrueIncome - Spousal Highest Daily 7 is the Protected Withdrawal Value. Because each of the Protected Withdrawal Value and Annual Income Amount is determined in a way that is not solely related to Account Value, it is possible for the Account Value to fall to zero, even though the Annual Income Amount remains. You are guaranteed to be able to withdraw the Annual Income Amount until the death of the second Designated Life, provided that there have not been “excess withdrawals.” Excess withdrawals, as discussed below, will reduce your Annual Income Amount. Thus, you could experience a scenario in which your Account Value was zero, and, due to your excess withdrawals, your Annual Income Amount also was reduced to zero. In that scenario, no further amount would be payable under TrueIncome - Spousal Highest Daily 7.

Key Feature - Protected Withdrawal Value The Protected Withdrawal Value is used to calculate the initial Annual Income Amount. On the effective date of the benefit, the Protected Withdrawal Value is equal to your Account Value. On each Valuation Day thereafter, until the earlier of the tenth anniversary of benefit election (the “Tenth Anniversary Date”) or the date of the first withdrawal, the Protected Withdrawal Value is equal to the “Periodic Value” described in the next paragraph.

The “Periodic Value” initially is equal to the Account Value on the effective date of the benefit. On each Valuation Day thereafter, until the earlier of the first withdrawal or the Tenth Anniversary Date, we recalculate the Periodic Value. We stop determining the

Periodic Value upon the earlier of your first withdrawal after the effective date of the benefit or the Tenth Anniversary Date. On each Valuation Day (the “Current Valuation Day”), the Periodic Value is equal to the greater of:

(1) the Periodic Value for the immediately preceding business day (the “Prior Valuation Day”) appreciated at the daily equivalent of 7% annually during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any adjusted Purchase Payment made on the Current Valuation Day; and

(2) the Account Value.

If you make a withdrawal prior to the Tenth Anniversary Date, the Protected Withdrawal Value on the date of the withdrawal is equal to the greatest of:

(1) the Account Value; or

(2) the Periodic Value on the date of the withdrawal.

If you have not made a withdrawal on or before the Tenth Anniversary Date, your Protected Withdrawal Value subsequent to the Tenth Anniversary Date is equal to the greatest of:

(1) the Account Value; or

(2) the Periodic Value on the Tenth Anniversary Date, increased for subsequent adjusted purchase payments; or

(3) the sum of:

(a) 200% of the Account Value on the effective date of the benefit;

(b) 200% of all adjusted purchase payments made within one year after the effective date of the benefit; and

(c) all adjusted purchase payments made after one year following the effective date of the benefit up to the date of the first withdrawal.

On and after the date of your first withdrawal, your Protected Withdrawal Value is increased by the amount of any subsequent purchase payments, is reduced by withdrawals, including your first withdrawal (as described below), and is increased if you qualify for a step-up (as described below). Irrespective of these calculations, your Protected Withdrawal Value will always be at least equal to your Account Value.

Key Feature - Annual Income Amount under TrueIncome - Spousal Highest Daily 7 The Annual Income Amount is equal to a specified percentage of the Protected Withdrawal Value. The percentage depends on the age of the youngest Designated Life on the date of the first withdrawal after election of the benefit. The percentages are: 5% for ages 79 and younger, 6% for ages 80 to 84, 7% for ages 85 to 89, and 8% for ages 90 and older. We use the age of the youngest Designated Life even if that Designated Life is no longer a participant under the Annuity due to death or divorce. Under TrueIncome - Spousal Highest Daily 7, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative withdrawals are in excess of the Annual Income Amount (“Excess Income”), your Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Withdrawals of any amount up to and including the Annual Income Amount will reduce the Protected Withdrawal Value by the amount of the withdrawal. Withdrawals of Excess Income will reduce the Protected Withdrawal Value by the same ratio as the reduction to the Annual Income Amount. A Purchase Payment that you make will (i) increase the then-existing Annual Income Amount by an amount equal to a percentage of the Purchase Payment (including the amount of any associated Credits) based on the age of the Annuitant at the time of the first withdrawal (the percentages are: 5% for ages 79 and younger, 6% for ages 80-84, 7% for ages 85-89, and 8% for ages 90 and older) and (ii) increase the Protected Withdrawal Value by the amount of the Purchase Payment (including the amount of any associated Credits).

An automatic step-up feature (“Highest Quarterly Auto Step-Up”) is included as part of this benefit. As detailed in this paragraph, the Highest Quarterly Auto Step-Up feature can result in a larger Annual Income Amount if your Account Value increases subsequent to your first withdrawal. We begin examining the Account Value for purposes of the Highest Quarterly Step-Up starting with the anniversary of the Issue Date of the Annuity (the “Annuity Anniversary”) immediately after your first withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Account Value on the Valuation Days corresponding to the end of each quarter that (i) is based on your Annuity Year, rather than a calendar year; (ii) is subsequent to the first withdrawal; and (iii) falls within the immediately preceding Annuity Year. If the end of any such quarter falls on a holiday or a weekend, we use the next Valuation Day. Having identified each of those quarter-end Account Values, we then multiply each such value by a percentage that varies based on the age of the youngest Designated Life on the Annuity Anniversary as of which the step-up would occur. The percentages are 5% for ages 79 and younger, 6% for ages 80-84, 7% for ages 85-89, and 8% for ages 90 and older. Thus, we multiply each quarterly value by the applicable percentage, adjust each such quarterly value for subsequent withdrawals and purchase payments, and then select the highest of those values. If the highest of those values exceeds the existing Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Annual Income Amount intact. In later years, (i.e., after the first Annuity Anniversary after the first withdrawal) we determine whether an automatic step-up should occur on each Annuity Anniversary, by performing a similar examination of the Account Values on the end of the four immediately preceding quarters. At the time that we increase your Annual Income Amount, we also increase your Protected Withdrawal Value to equal the highest quarterly value upon which your step-up was based. If, on the date that we implement a Highest Quarterly Auto Step-Up to your Annual Income Amount, the charge for TrueIncome - Spousal Highest Daily 7 has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for TrueIncome - Spousal Highest Daily 7 upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature. If you receive notice of a proposed step-up and accompanying fee increase, you should carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject.

TrueIncome - Spousal Highest Daily 7 does not affect your ability to make withdrawals under your annuity, or limit your ability to request withdrawals that exceed the Annual Income Amount. Under TrueIncome - Spousal Highest Daily 7, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year.

If, cumulatively, you withdraw an amount less than the Annual Income Amount in any Annuity Year, you cannot carry-over the unused portion of the Annual Income Amount to subsequent Annuity Years.

Examples of dollar-for-dollar and proportional reductions, and the Highest Quarterly Auto Step-Up are set forth below. The values depicted here are purely hypothetical, and do not reflect the charges for TrueIncome - Spousal Highest Daily 7 or any other fees and charges. Assume the following for all three examples:

. The Issue Date is December 1, 2007

. TrueIncome - Spousal Highest Daily 7 is elected on March 5, 2008.

. The youngest Designated Life was 70 years old when he/she elected TrueIncome - Spousal Highest Daily 7.

Dollar-for-dollar reductions

On May 2, 2008, the Protected Withdrawal Value is $120,000, resulting in an Annual Income Amount of $6,000 (since the youngest Designated Life is younger than 80 at the time of the 1/st/ withdrawal, the Annual Income Amount is 5% of the Protected Withdrawal Value, in this case 5% of $120,000). Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Annual Income Amount for that Annuity Year (up to and including December 1, 2008) is $3,500. This is the result of a dollar-for-dollar reduction of the Annual Income Amount - $6,000 less $2,500 = $3,500.

Proportional reductions

Continuing the previous example, assume an additional withdrawal of $5,000 occurs on August 6, 2008 and the Account Value at the time of this withdrawal is $110,000. The first $3,500 of this withdrawal reduces the Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount - $1,500 - reduces the Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the excess withdrawal to the Account Value immediately prior to the excess withdrawal. (Note that if there were other withdrawals in that Annuity Year, each would result in another proportional reduction to the Annual Income Amount).

Here is the calculation:

Account Value before withdrawal	$110,000.00
Less amount of “non” excess withdrawal	$3,500.00
Account Value immediately before excess withdrawal of $1,500	$106,500.00
Excess withdrawal amount	$1,500.00
Divided by Account Value immediately before excess withdrawal	$106,500.00
Ratio	1.41%
Annual Income Amount	$6,000.00
Less ratio of 1.41%	$84.51
Annual Income Amount for future Annuity Years	$5,915.49

Highest Quarterly Auto Step-Up

On each Annuity Anniversary date, the Annual Income Amount is stepped-up if the appropriate percentage (based on the youngest Designated Life’s age on the Annuity Anniversary) of the highest quarterly value since your first withdrawal (or last Annuity Anniversary in subsequent years), adjusted for withdrawals and additional purchase payments, is higher than the Annual Income Amount, adjusted for excess withdrawals and additional purchase payments (plus any Credits).

Continuing the same example as above, the Annual Income Amount for this Annuity Year is $6,000. However, the excess withdrawal on August 6 reduces this amount to $5,915.49 for future years (see above). For the next Annuity Year, the Annual Income Amount will be stepped-up if 5% (since the youngest Designated Life is younger than 80 on the date of the potential step-up) of the highest quarterly Account Value adjusted for withdrawals, is higher than $5,915.49. Here are the calculations for determining the quarterly values. Only the June 1 value is being adjusted for excess withdrawals as the September 1 and December 1 Valuation Days occur after the excess withdrawal on August 6.

Date*	Account value	Highest Quarterly Value (adjusted with withdrawal and Purchase Payments)**	Adjusted Annual Income Amount (5% of the Highest Quarterly Value)
June 1, 2008	$118,000.00	$118,000.00	$5,900.00
August 6, 2008	$110,000.00	$112,885.55	$5,644.28
September 1, 2008	$112,000.00	$112,885.55	$5,644.28
December 1, 2008	$119,000.00	$119,000.00	$5,950.00

* In this example, the Annuity Anniversary date is December 1. The quarterly valuation dates are every three months thereafter - March 1, June 1, September 1, and December 1. In this example, we do not use the March 1 date as the first withdrawal took place after March 1. The Annuity Anniversary Date of December 1 is considered the fourth and final quarterly valuation date for the year. ** In this example, the first quarterly value after the first withdrawal is $118,000 on June 1, yielding an adjusted Annual Income Amount of $5,900.00. This amount is adjusted on August 6 to reflect the $5,000 withdrawal. The calculations for the adjustments are:

. The Account Value of $118,000 on June 1 is first reduced dollar-for-dollar by $3,500 ($3,500 is the remaining Total Annual Income Amount for the Annuity Year), resulting in an adjusted Account Value of $114,500 before the excess withdrawal.

. This amount ($114,500) is further reduced by 1.41% (this is the ratio in the above example which is the excess withdrawal divided by the Account Value immediately preceding the excess withdrawal) resulting in a Highest Quarterly Value of $112,885.55.

The adjusted Annual Income Amount is carried forward to the next quarterly anniversary date of September 1. At this time, we compare this amount to 5% of the Account Value on September 1. Since the June 1 adjusted Annual Income Amount of $5,644.28 is higher than $5,600.00 (5% of $112,000), we continue to carry $5,644.28 forward to the next and final quarterly anniversary date of December 1. The Account Value on December 1 is $119,000 and 5% of this amount is $5,950. Since this is higher than $5,644.28, the adjusted Annual Income Amount is reset to $5,950.00.

In this example, 5% of the December 1 value yields the highest amount of $5,950.00. Since this amount is higher than the current year’s Annual Income Amount of $5,915.49 adjusted for excess withdrawals, the Annual Income Amount for the next Annuity Year, starting on December 2, 2008 and continuing through December 1, 2009, will be stepped-up to $5,950.00.

Benefits Under TrueIncome - Spousal Highest Daily 7

. To the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Annual Income Amount or as a result of the fee that we assess for TrueIncome - Spousal Highest Daily 7, and amounts are still payable under TrueIncome - Spousal Highest Daily 7, we will make an additional payment, if any, for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this section. We will make payments until the death of the first of the Designated Lives to die, and will continue to make payments until the death of the second Designated Life as long as the Designated Lives were spouses at the time of the first death. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount, TrueIncome - Spousal Highest Daily 7 terminates, and no additional payments will be made. However, if a withdrawal in the latter scenario was taken to meet required minimum distribution requirements under the Annuity, then the benefit will not terminate, and we will continue to pay the Annual Income Amount in the form of a fixed annuity.

. If Annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving Annuity payments and there is a Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

(1) apply your Account Value to any Annuity option available; or

(2) request that, as of the date Annuity payments are to begin, we make Annuity payments each year equal to the Annual Income Amount. We will make payments until the first of the Designated Lives to die, and will continue to make payments until the death of the second Designated Life as long as the Designated Lives were spouses at the time of the first death. If, due to death of a Designated Life or divorce prior to annuitization, only a single Designated Life remains, then Annuity payments will be made as a life annuity for the lifetime of the Designated Life.

We must receive your request in a form acceptable to us at our office.

In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments as a joint and survivor or single (as applicable) life fixed annuity with ten payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such Annuity payments will be the greater of:

(1) the present value of the future Annual Income Amount payments. Such present value will be calculated using the greater of the joint and survivor or single (as applicable) life fixed annuity rates then currently available or the joint and survivor or single (as applicable) life fixed annuity rates guaranteed in your Annuity; and

(2) the Account Value.

. If no withdrawal was ever taken, we will calculate the Annual Income Amount as if you made your first withdrawal on the date the annuity payments are to begin.

. Please note that payments that we make under this benefit after the Annuity Anniversary coinciding with or next following the older of the owner or Annuitant’s 95/th/ birthday, will be treated as annuity payments.

Other Important Considerations

. Withdrawals under TrueIncome - Spousal Highest Daily 7 are subject to all of the terms and conditions of the Annuity, including any CDSC that may apply. Note that if your withdrawal of the Annual Income Amount in a given Annuity Year exceeds the applicable free withdrawal amount under the Annuity (but is not considered Excess Income), we will not impose any CDSC on the amount of that withdrawal. However, we may impose a CDSC on the portion of a withdrawal that is deemed Excess Income.

. Withdrawals made while TrueIncome - Spousal Highest Daily 7 is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. TrueIncome - Spousal Highest Daily 7 does not directly affect the Account Value or surrender value, but any withdrawal will decrease the Account Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity you will receive the current surrender value.

. You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing TrueIncome - Spousal Highest Daily 7. TrueIncome - Spousal Highest Daily 7 provides a guarantee that if your Account Value declines due to Sub-account performance, you will be able to receive your Annual Income Amount in the form of periodic benefit payments.

. Upon inception of the benefit, 100% of your Account Value must be allocated to the permitted Sub-accounts.

. You cannot allocate purchase payments or transfer Account Value to or from the AST Investment Grade Bond Portfolio Sub-account (as described below) if you elect this benefit. A summary description of the AST Investment Grade Bond Portfolio appears within the prospectus section entitled “What Are The Investment Objectives and Policies of The Portfolios?”. Upon the initial transfer of your Account Value into the AST Investment Grade Bond Portfolio, we will send a prospectus for that Portfolio to you, along with your confirmation. In addition, you can find a copy of the AST Investment Grade Bond Portfolio prospectus by going to www.accessallstate.com.

. Transfers to and from the elected Sub-accounts and the AST Investment Grade Bond Portfolio Sub-account triggered by the mathematical formula component of the benefit will not count toward the maximum number of free transfers allowable under an Annuity.

. You must allocate your Account Value in accordance with the then available investment option(s) that we may prescribe in order to elect and maintain TrueIncome - Spousal Highest Daily 7. If, subsequent to your election of the benefit, we change our requirements for how Account Value must be allocated under the benefit, the new requirement will apply only to new elections of the benefit, and we will not compel you to re-allocate your Account Value in accordance with our newly adopted requirements. Subject to any change in requirements, transfers of Account Value and allocation of additional purchase payments may be subject to new investment limitations.

. If you elect this benefit and in connection with that election, you are required to reallocate to permitted investment options, then on the Valuation Day we receive your request in Good Order, we will (i) sell units of the non-permitted investment options and (ii) invest the proceeds of those sales in the permitted investment options that you have designated. During this reallocation process, your Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The newly-elected benefit will commence at the close of business on the following Valuation Day. Thus, the protection afforded by the newly-elected benefit will not arise until the close of business on the following Valuation Day.

. The fee for TrueIncome - Spousal Highest Daily 7 is 0.75% annually of the Protected Withdrawal Value. We deduct this fee at the end of each quarter, where each such quarter is part of a year that begins on the effective date of the benefit or an anniversary thereafter. Thus, on each such quarter-end (or the next Valuation Day, if the quarter-end is not a Valuation Day), we deduct 0.1875% of the Protected Withdrawal Value at the end of the quarter. We deduct the fee pro rata from each of your Sub-accounts including the AST Investment Grade Bond Sub-account. Since this fee is based on the Protected Withdrawal Value, the fee for TrueIncome - Spousal Highest Daily 7 may be greater than it would have been, had it been based on the Account Value alone. If the fee to be deducted exceeds the current Account Value, we will reduce the Account Value to zero, and continue the benefit as described above.

Election of and Designations under the Benefit.

TrueIncome - Spousal Highest Daily 7 can only be elected based on two Designated Lives. Designated Lives must be natural persons who are each other’s spouses at the time of election of the benefit and at the death of the first of the Designated Lives to die. Currently, TrueIncome - Spousal Highest Daily 7 only may be elected where the Owner, Annuitant, and Beneficiary designations are as follows:

. One Annuity Owner, where the Annuitant and the Owner are the same person and the beneficiary is the Owner’s spouse. The Owner/Annuitant and the beneficiary each must be at least 59 1/2 years old at the time of election; or

. Co-Annuity Owners, where the Owners are each other’s spouses. The beneficiary designation must be the surviving spouse, or the spouses named equally. One of the owners must be the Annuitant. Each Owner must each be at least 59 1/2 years old at the time of election; or

. One Annuity Owner, where the Owner is a custodial account established to hold retirement assets for the benefit of the Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) (“Custodial Account”), the beneficiary is the Custodial Account, and the spouse of the Annuitant is the Contingent Annuitant. Both the Annuitant and the Contingent Annuitant each must be at least 59 1/2 years old at the time of election.

We do not permit a change of Owner under this benefit, except as follows:

(a) if one Owner dies and the surviving spousal Owner assumes the Annuity or

(b) if the Annuity initially is co-owned, but thereafter the Owner who is not the Annuitant is removed as Owner. We permit changes of beneficiary under this benefit. If the Designated Lives divorce, TrueIncome - Spousal Highest Daily 7 may not be divided as part of the divorce settlement or judgment. Nor may the divorcing spouse who retains ownership of the Annuity appoint a new Designated Life upon re-marriage.

If you wish, you may cancel TrueIncome - Spousal Highest Daily 7, however you generally will only be permitted to re-elect the benefit or elect another currently available lifetime withdrawal benefit on any anniversary of the Issue Date that is at least 90 calendar days from the date the benefit was last terminated, provided the request is received in good order (subject to state availability and in accordance with any applicable age requirements). Upon cancellation of TrueIncome - Spousal Highest Daily 7, any Account Value allocated to the AST Investment Grade Bond Portfolio Sub-account used with the asset transfer formula will be reallocated to the Permitted Sub-Accounts according to your most recent allocation instruction or in absence of such instruction, pro-rata according to the value of your Sub-accounts at the time of the reallocation. You should be aware that upon termination of TrueIncome - Spousal Highest Daily 7, you will lose the Protected Withdrawal Value (including the Tenth Anniversary Date Guarantee), Annual Income Amount, and the Return of Principal Guarantee that you had accumulated under the benefit. Thus, the initial guarantees under any newly-elected benefit will be based on your current Account Value. Once TrueIncome - Spousal Highest Daily 7 benefit is cancelled you are not required to re-elect another optional living benefit.

Return of Principal Guarantee

If you have not made a withdrawal before the Tenth Anniversary, we will increase your Account Value on that Tenth Anniversary (or the next Valuation Day, if that anniversary is not a Valuation Day), if the requirements set forth in this paragraph are met. On the Tenth Anniversary, we add:

a) your Account Value on the day that you elected TrueIncome - Spousal Highest Daily 7; and

b) the sum of each Purchase Payment you made (including any Credits) during the one-year period after you elected the benefit.

If the sum of (a) and (b) is greater than your Account Value on the Tenth Anniversary, we increase your Account Value to equal the sum of (a) and (b), by contributing funds from our general account. If the sum of (a) and (b) is less than or equal to your Account Value on the Tenth Anniversary, we make no such adjustment. The amount that we add to your Account Value under this provision will be allocated to each of your variable investment options (including the bond Sub-account used with this benefit), in the same proportion that each such Sub-account bears to your total Account Value, immediately before the application of the amount. Any such amount will not be considered a Purchase Payment when calculating your Protected Withdrawal Value, your death benefit, or the amount of any optional benefit that you may have selected, and therefore will have no direct impact on any such values at the time we add this amount. This potential addition to Account Value is available only if you have elected TrueIncome - Spousal Highest Daily 7 and if you meet the conditions set forth in this paragraph. Thus, if you take a withdrawal prior to the Tenth Anniversary, you are not eligible to receive the Return of Principal Guarantee.

Termination of the Benefit

You may terminate the benefit at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election will apply as described above. The benefit terminates: (i) if upon the death of the first Designated Life, the surviving Designated Life opts to take the death benefit under the Annuity (thus, the benefit does not terminate solely because of the death of the first Designated Life) (ii) upon the death of the second Designated Life, (iii) upon your termination of the benefit (although if you have elected to take annuity payments in the form of the Annual Income Amount, we will continue to pay the Annual Income Amount) (iv) upon your surrender of the Annuity (v) upon your election to begin receiving annuity payments (vi) if both the Account Value and Annual Income Amount equal zero or (vii) if you cease to meet our requirements for issuing the benefit (see Election of and Designations under the Benefit).

Upon termination of TrueIncome - Spousal Highest Daily 7 other than upon death of a Designated Life, we impose any accrued fee for the benefit (i.e., the fee for the pro-rated portion of the year since the fee was last assessed), and thereafter we cease deducting the charge for the benefit. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the variable investment options, and (ii) transfer all amounts held in the AST Investment Grade Bond Portfolio Sub-account (as defined below) to your variable investment options, based on your existing allocation instructions or (in the absence of such existing instructions) pro rata (i.e. in the same proportion as the current balances in your variable investment options).

Mathematical Formula Component of TrueIncome - Spousal Highest Daily 7 As indicated above, we limit the Sub-accounts to which you may allocate Account Value if you elect TrueIncome - Spousal Highest Daily 7. For purposes of the benefit, we refer to those permitted Sub- accounts as the “Permitted Sub-accounts”. As a requirement of participating in TrueIncome - Spousal Highest Daily 7, we require that you participate in our specialized asset transfer benefit, under which we may transfer Account Value between the Permitted Sub-accounts and a specified bond fund within the Advanced Series Trust (the “AST Investment Grade Bond Sub-account”). We determine whether to make a transfer, and the amount of any transfer, under a non-discretionary formula, discussed below. The AST Investment Grade Bond Sub-account is available only with this benefit, and thus you may not allocate purchase payments to the AST Investment Grade Bond Sub-account. Under the formula component of TrueIncome - Spousal Highest Daily 7, we monitor your Account Value daily and, if dictated by the formula, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the AST Investment Grade Bond Sub-account. Any transfer would be made in accordance with a formula, which is set forth in Appendix D to this prospectus.

Speaking generally, the formula, which we apply each Valuation Day, operates as follows. The formula starts by identifying an income basis for that day and then multiplies that figure by 5%, to produce a projected (i.e., hypothetical) income amount. Note that we use 5% in the formula, irrespective of the Annuitant’s attained age. Then we produce an estimate of the total amount we would target in our allocation model, based on the projected income amount and factors set forth in the formula. In the formula, we refer to that value as the “Target Value” or “L”. If you have already made a withdrawal, your projected income amount (and thus your Target Value) would take into account any automatic step-up, any subsequent purchase payments, and any excess withdrawals. Next, the formula subtracts from the Target Value the amount held within the AST Investment Grade Bond Sub-account on that day, and divides that difference by the amount held within the Permitted Sub-accounts. That ratio, which essentially isolates the amount of your Target Value that is not offset by amounts held within the AST Investment Grade Bond Sub-account, is called the “Target Ratio” or “r”. If the Target Ratio exceeds a certain percentage (currently 83%), it means essentially that too much Target Value is not offset by assets within the AST Investment Grade Bond Sub-account, and therefore we will transfer an amount from your Permitted Sub-accounts to the AST Investment Grade Bond Sub-account. Conversely, if the Target Ratio falls below a certain percentage (currently 77%), then a transfer from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts would occur. If you elect the new formula (90% Cap Rule), see the discussion below.

As you can glean from the formula, poor investment performance of your Account Value may result in a transfer of a portion of your variable Account Value to the AST Investment Grade Bond Sub-account because such poor investment performance will tend to increase the Target Ratio. Moreover, “flat” investment returns of your Account Value over a period of time also could result in the transfer of your Account Value from the Permitted Sub-accounts to the AST Investment Grade Bond Sub-account. Because the amount allocated to the AST Investment Grade Bond Sub-account and the amount allocated to the Permitted Sub-accounts each is a variable in the formula, the investment performance of each affects whether a transfer occurs for your Annuity. In deciding how much to transfer, we use another formula, which essentially seeks to re-balance amounts held in the Permitted Sub-accounts and the AST Investment Grade Bond Sub-account so that the Target Ratio meets a target, which currently is equal to 80%. Once you elect TrueIncome - Spousal Highest Daily 7, the ratios we use will be fixed. For newly-issued Annuities that elect TrueIncome - Spousal Highest Daily 7 and existing Annuities that elect TrueIncome - Spousal Highest Daily 7, however, we reserve the right, subject to regulatory approval, to change the ratios.

While you are not notified when your Annuity reaches a reallocation trigger, you will receive a confirmation statement indicating the transfer of a portion of your Account Value either to or from the AST Investment Grade Bond Sub-account. The formula by which the reallocation trigger operates is designed primarily to mitigate the financial risks that we incur in providing the guarantee under TrueIncome - Spousal Highest Daily 7.

Depending on the results of the calculation relative to the reallocation triggers, we may, on any day:

. Not make any transfer between the Permitted Sub-accounts and the AST Investment Grade Bond Sub-account; or

. If a portion of your Account Value was previously allocated to the AST Investment Grade Bond Sub-account, transfer all or a portion of those amounts to the Permitted Sub-accounts, based on your existing allocation instructions or (in the absence of such existing instructions) pro rata (i.e., in the same proportion as the current balances in your variable investment options); or

. Transfer all or a portion of your Account Value in the Permitted Sub-accounts pro-rata to the AST Investment Grade Bond Sub-account.

Therefore, at any given time, some, none, or all of your Account Value may be allocated to the AST Investment Grade Bond Sub-account. If your entire Account Value is transferred to the AST Investment Grade Bond Sub-account, then based on the way the formula operates, the formula will not transfer amounts out of the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts and the entire Account Value would remain in the AST Investment Grade Bond Sub-account. If you make additional purchase payments to your Annuity, they will be allocated to the Sub-accounts according to your allocation instructions. Such additional purchase payments may or may not cause the formula to transfer money in or out of the AST Investment Grade Bond Sub-account. Once the purchase payments are allocated to your Annuity, they will also be subject to the formula, which may result in immediate transfers to or from the AST Investment Grade Bond Sub-accounts, if dictated by the formula. The amount of any such transfers will vary (and in some instances could be large) as dictated by the formula, and will depend on the factors listed below.

The amount that is transferred to and from the AST Investment Grade Bond Sub-account pursuant to the formula depends upon a number of factors unique to your Annuity (and is not necessarily directly correlated with the securities markets, bond markets, or interest rates, in general) including:

. How long you have owned TrueIncome - Spousal Highest Daily 7;

. The performance of the Permitted Sub-accounts you have chosen;

. The performance of the AST Investment Grade Bond Sub-account;

. The amount you have allocated to each of the Permitted Sub-accounts you have chosen;

. The amount you have allocated to the AST Investment Grade Bond Sub-account;

. Additional purchase payments, if any, you make to your Annuity;

. Withdrawals, if any, you take from your Annuity (withdrawals are taken pro rata from your Account Value).

Any Account Value in the AST Investment Grade Bond Sub-account will not be available to participate in the investment experience of the Permitted Sub-accounts if there is a recovery until it is moved out of the AST Investment Grade Bond Sub-account.

The more of your Account Value allocated to the AST Investment Grade Bond Sub-account under the formula, the greater the impact of the performance of that Sub-account in determining whether (and how much) of your Account Value is transferred back to the Permitted Sub-accounts. Further, it is possible under the formula, that if a significant portion your Account Value is allocated to the AST Investment Grade Bond Sub-account and that Sub-account has good performance but the performance of your Permitted Sub-accounts is negative, that the formula might transfer your Account Value to the Permitted Sub-accounts. Thus, the converse is true too (the more you have allocated to the Permitted Sub-accounts, the greater the impact of the performance of those Sub-accounts will have on any transfer to the AST Investment Grade Bond Sub-account).

Additional Tax Considerations

If you purchase an annuity as an investment vehicle for “qualified” investments, including an IRA or SEP-IRA, the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts from your annuity beginning after age 70 1/2. Roth IRAs are not subject to these rules during the owner’s lifetime. The amount required under the Code may exceed the Annual Income Amount, which will cause us to increase the Annual Income Amount in any Annuity Year that Required Minimum Distributions due from your Annuity are greater than such amounts. In addition, the amount and duration of payments under the annuity payment and death benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution provisions under the tax law. Please note, however, that any withdrawal you take prior to the Tenth Anniversary, even if withdrawn to satisfy required minimum distribution rules, will cause you to lose the ability to receive the Return of Principal Guarantee and the guaranteed amount described above under “Key Feature - Protected Withdrawal Value”.

Note that under the Worker, Retiree and Employer Recovery Act of 2008, Required Minimum Distributions are suspended for 2009 and are scheduled to resume in 2010. We will continue to treat the calculated amount that would have been a required minimum distribution if not for the suspension as the amount available for withdrawal if you so choose.

As indicated, withdrawals made while this benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section of the prospectus for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this benefit here.

Optional 90% Cap Rule Feature for the Formula for TrueIncome - Spousal Highest Daily 7

The Optional 90% Cap Feature is available for election only on or after July 27, 2009 and only in those jurisdictions where we have received regulatory approval, and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions.

If you currently own an Annuity and have elected TrueIncome - Spousal Highest Daily 7, you can elect this feature which utilizes a new mathematical formula. The new formula is described below and will replace the “Transfer Calculation” portion of the formula currently used in connection with your benefit on a prospective basis. There is no cost for adding this feature. This election may only be made once and may not be revoked once elected. The new formula appears in Appendix D of this prospectus (pages D-2 and D-3).

Under the new formula, the formula will not execute a transfer to the AST Investment Grade Bond Sub-account that results in more than 90% of your Account Value being allocated to the AST Investment Grade Bond Sub-account (“90% cap” or 90% cap rule”). Thus, on any Valuation Day, if the formula would require a transfer to the AST Investment Grade Bond Sub-account that would result in more than 90% of the Account Value being allocated to the AST Investment Grade Bond Sub-account, only the amount that results in exactly 90% of the Account Value being allocated to the AST Investment Grade Bond Sub-account will be transferred. Additionally, future transfers into the AST Investment Grade Bond Sub-account will not be made (regardless of the performance of the AST Investment Grade Bond Sub-account and the Permitted Sub-accounts) at least until there is first a transfer out of the AST Investment Grade Bond Sub-account. Once this transfer occurs out of the AST Investment Grade Bond Sub-account, future amounts may be transferred to or from the AST Investment Grade Bond Sub-account if dictated by the formula (subject to the 90% cap). At no time will the formula make a transfer to the AST Investment Grade Bond Sub-account that results in greater than 90% of your Account Value being allocated to the AST Investment Grade Bond Sub-account. However, it is possible that, due to the investment performance of your allocations in the AST Investment Grade Bond Sub-account and your allocations in the Permitted Sub-accounts you have selected, your Account Value could be more than 90% invested in the AST Investment Grade Bond Sub-account.

If you make additional purchase payments to your Annuity while the 90% cap is in effect, the formula will not transfer any of such additional purchase payments to the AST Investment Grade Bond Sub-account at least until there is first a transfer out of the AST Investment Grade Bond Sub-account, regardless of how much of your Account Value is in the Permitted Sub-accounts. This means that there could be scenarios under which, because of the additional purchase payments you make, less than 90% of your entire Account Value is allocated to the AST Investment Grade Bond Sub-account, and the formula will still not transfer any of your Account Value to the AST Investment Grade Bond Sub-account (at least until there is first a transfer out of the AST Investment Grade Bond Sub-account). For example,

. March 19, 2009 - a transfer is made that results in the 90% cap being met and now $90,000 is allocated to the AST Investment Grade Bond Sub-account and $10,000 is allocated to the Permitted Sub-accounts.

. March 20, 2009 - you make an additional purchase payment of $10,000. No transfers have been made from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts since the cap went into effect on March 19, 2009.

. As of March 20, 2009 (and at least until first a transfer is made out of the AST Investment Grade Bond Sub-account under the formula) - the $10,000 payment is allocated to the Permitted Sub-accounts and now you have 82% in the AST Investment Grade Bond Sub-account and 18% in the Permitted Sub-accounts (such that $20,000 is allocated to the Permitted Sub-accounts and $90,000 is allocated to the AST Investment Grade Bond Sub-account).

. Once there is a transfer out of the AST Investment Grade Bond Sub-account (of any amount), the formula will operate as described above, meaning that the formula could transfer amounts to or from the AST Investment Grade Bond Sub-account if dictated by the formula (subject to the 90% cap).

Under the operation of the formula, the 90% cap may come into existence and may be removed multiple times while you participate in the benefit. We will continue to monitor your Account Value daily and, if dictated by the formula, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the AST Investment Grade Bond Sub-account as dictated by the formula. Once you elect this feature, the new transfer formula described above and set forth in Appendix D will be the formula for your Annuity.

In the event that more than ninety percent (90%) of your Account Value is allocated to the AST Investment Grade Bond Sub-account and you have elected this feature, up to ten percent (10%) of your Account Value currently allocated to the AST Investment Grade Bond Sub-account will be transferred to your Permitted Sub-accounts, such that after the transfer, 90% of your Account Value on the date of the transfer is in the AST Investment Grade Bond Sub-account. The transfer to the Permitted Sub-accounts will be based on your existing allocation instructions or (in the absence of such existing instructions) pro rata (i.e., in the same proportion as the current balances in your variable investment options). It is possible that additional transfers might occur after this initial transfer if dictated by the formula. The amounts of such additional transfer(s) will vary. If on the date this feature is elected 100% of your Account Value is allocated to the AST Investment Grade Bond Sub-account, a transfer of an amount equal to 10% of your Account Value will be made to your Permitted Sub-accounts. It is possible that an additional transfer to the permitted Sub-accounts could occur following the Valuation Day, and in some instances (based on the formula) this additional transfer could be large.

Once the 90% cap rule is met, future transfers into the AST Investment Grade Bond Sub-account will not be made (regardless of the performance of the AST Investment Grade Bond Sub-account and the Permitted Sub-accounts) at least until there is first a transfer out of the AST Investment Grade Bond Sub-account. Once this transfer occurs out of the AST Investment Grade Bond Sub-account, future amounts may be transferred to or from the AST Investment Grade Bond Sub-account if dictated by the formula (subject to the 90% cap).

Important Consideration When Electing The New Formula:

. At any given time, some, most or none of your Account Value may be allocated to the AST Investment Grade Bond Sub-account.

. Please be aware that because of the way the 90% cap formula operates, it is possible that more than or less than 90% of your Account Value may be allocated to the AST Investment Grade Bond Sub-account.

. If this feature is elected, any Account Value transferred to the Permitted Sub-accounts is subject to the investment performance of those Sub- accounts. Your Account Value can go up or down depending on the performance of the Permitted Sub-accounts you select.

DEATH BENEFIT

WHAT TRIGGERS THE PAYMENT OF A DEATH BENEFIT?

Each Annuity provides a Death Benefit during its accumulation period. If an Annuity is owned by one or more natural persons, the Death Benefit is payable upon the first death of an Owner. If an Annuity is owned by an entity, the Death Benefit is payable upon the Annuitant’s death. The person upon whose death the Death Benefit is paid is referred to below as the “decedent.”

BASIC DEATH BENEFIT

Each Annuity provides a basic Death Benefit at no additional charge. The Insurance Charge we deduct daily from your Account Value allocated to the Sub-accounts is used, in part, to pay us for the risk we assume in providing the basic Death Benefit guarantee under an Annuity. Each Annuity also offers two different optional Death Benefits that can be purchased for an additional charge. The additional charge is deducted to compensate Allstate New York for providing increased insurance protection under the optional Death Benefits. Notwithstanding the additional protection provided under the optional Death Benefits, the additional cost has the impact of reducing the net performance of the investment options. In addition, with respect to the X Series, under certain circumstances, your Death Benefit may be reduced by the amount of any Purchase Credits we applied to your Purchase Payments. (See “How are Purchase Credits Applied to My Accounts Value”.)

The basic Death Benefit is equal to the greater of:

. The sum of all Purchase Payments (and, for the X series, the amount of any Purchase Credits received more than 12 months prior to death) less the sum of all proportional withdrawals.

. The sum of your Account Value in the Sub-accounts and the Fixed Rate Options (less the amount of any Purchase Credits applied within 12- months prior to the date of death, in the case of the X Series).

“Proportional withdrawals” are determined by calculating the percentage of your Account Value that each prior withdrawal represented when withdrawn. For example, a withdrawal of 50% of Account Value would be considered as a 50% reduction in Purchase Payments for purposes of calculating the basic Death Benefit.

OPTIONAL DEATH BENEFIT

An optional Death Benefit is offered for purchase with your Annuity to provide an enhanced level of protection for your beneficiaries. Key terms that we use to describe the optional death benefit are set forth within the description of the optional death benefit.

Currently, this benefit is only offered in those jurisdictions where we have received regulatory approval and must be elected at the time that you purchase your Annuity. However, with respect to the L Series, if not previously elected, the HAV death benefit may be elected on the fifth Annuity anniversary and each Annuity anniversary thereafter, but not later than the tenth Annuity anniversary. We may, at a later date, allow existing Annuity Owners to purchase an optional Death Benefit subject to our rules and any changes or restrictions in the benefits. Certain terms and conditions may differ between jurisdictions once approved and if you purchase your Annuity as part of an exchange, replacement or transfer, in whole or in part, from any other Annuity we issue. If you elect TrueIncome - Spousal or TrueIncome - Spousal Highest Daily 7, you are not permitted to elect the optional Death Benefit. With respect to the X Series, under certain circumstances, the Optional Death Benefit that you elect may be reduced by the amount of Purchase Credits applied to your Purchase Payments.

Investment Restrictions may apply if you elect certain optional death benefits. See the chart in the “Investment Options” section of the Prospectus for a list of investment options available and permitted with each benefit.

Highest Anniversary Value Death Benefit (“HAV”) If an Annuity has one Owner, the Owner must be age 79 or less at the time the Highest Anniversary Value Death Benefit is elected. If an Annuity has joint Owners, the older Owner must be age 79 or less. If there are joint Owners, death of the Owner refers to the first to die of the joint Owners. If an Annuity is owned by an entity, the Annuitant must be age 79 or less and death of the Owner refers to the death of the Annuitant.

If you elect this benefit, you must allocate your Account Value in accordance with the then permitted and available option(s) with this benefit shown on page 16. If, subsequent to your election of the benefit, we change our requirements for how Account Value must be allocated under the benefit, that new requirement will apply only to new elections of the benefit, and will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. All subsequent transfers and purchase payments will be subject to the new investment limitations.

Calculation of Highest Anniversary Value Death Benefit The HAV Death Benefit depends on whether death occurs before or after the Death Benefit Target Date.

If the Owner dies before the Death Benefit Target Date, the Death Benefit equals the greater of:

1. the basic Death Benefit described above; and

2. the HAV as of the Owner’s date of death.

If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:

1. the basic Death Benefit described above; and

2. the HAV on the Death Benefit Target Date plus the sum of all Purchase Payments (including any Purchase Credits applied to such Purchase Payments more than twelve (12) months prior to the date of death in the case of the X Series) less the sum of all proportional withdrawals since the Death Benefit Target Date.

The amount determined by this calculation is increased by any Purchase Payments received after the Owner’s date of death and decreased by any proportional withdrawals since such date. The amount calculated in Items 1&2 above (before, on or after the Death Benefit Target Date) may be reduced by any Purchase Credits applied to your Account Value on Purchase Payments made within the 12 months before the Owner’s (or Annuitant’s if entity-owned) date of death.

Please refer to the definition of Death Benefit Target Date below. This death benefit may not be an appropriate feature where the Owner’s age is near the age specified in the Death Benefit Target Date. This is because the benefit may not have the same potential for growth as it otherwise would, since there will be fewer contract anniversaries before the Death Benefit Target Date is reached.

Key Terms Used with the Highest Anniversary Value Death Benefit:

. The Death Benefit Target Date for the Highest Anniversary Value Death Benefit is the Annuity anniversary on or after the 80/th /birthday of either the current Owner, or the older of either joint Owners, or the Annuitant, if entity owned.

. The Highest Anniversary Value equals the highest of all previous “Anniversary Values” less proportional withdrawals since such anniversary and plus any Purchase Payments (plus associated Purchase Credits applied more than twelve (12) months prior to the date of death in the case of the X Series) since such anniversary.

. The Anniversary Value is the Account Value as of each anniversary of the Issue Date of the Annuity. The Anniversary Value on the Issue Date is equal to your Purchase Payment (plus associated Purchase Credits applied more than twelve (12) months prior to the date of death in the case of the X Series).

. Proportional withdrawals are determined by calculating the percentage of your Account Value that each prior withdrawal represented when withdrawn. Proportional withdrawals result in a reduction to the Highest Anniversary Value by reducing such value in the same proportion as the Account Value was reduced by the withdrawal as of the date the withdrawal occurred. For example, if your Highest Anniversary Value is $125,000 and you subsequently withdraw $10,000 at a time when your Account Value is equal to $100,000 (a 10% reduction), when calculating the optional Death Benefit we will reduce your Highest Anniversary Value ($125,000) by 10% or $12,500.

Annuities with Joint Owners

For Annuities with joint Owners, the Death Benefits are calculated as shown above except that the age of the older of the joint Owners is used to determine the Death Benefit Target Date. NOTE: If you and your spouse own your Annuity jointly, we will pay the Death Benefit to the Beneficiary. If the sole primary Beneficiary is the surviving spouse, then the surviving spouse can elect to assume ownership of your Annuity and continue the Annuity instead of receiving the Death Benefit.

Annuities owned by Entities

For Annuities owned by an entity, the Death Benefits are calculated as shown above except that the age of the Annuitant is used to determine the Death Benefit Target Date. Payment of the Death Benefit is based on the death of the Annuitant.

Can I terminate the optional HAV Death Benefit? Does the optional HAV Death Benefit terminate under other circumstances? For the B Series and the X Series, the HAV Death Benefit may not be terminated once elected. With respect to the L Series only, (i) if the HAV Death Benefit is elected on the Issue Date, then you may elect to terminate the benefit on the fifth Annuity anniversary and each Annuity anniversary thereafter (but not later than the tenth Annuity anniversary), but if you do terminate you will revert to the base death benefit, and you may not thereafter re-elect the optional benefit and (ii) if you did not elect the HAV death benefit on the Issue Date, then you may elect the HAV Death Benefit on the fifth Annuity anniversary and each Annuity anniversary thereafter (but not later than the tenth Annuity anniversary), but you may not thereafter terminate that election. The HAV Death Benefit will terminate automatically on the Annuity Date. We may also terminate the optional Death Benefit if necessary to comply with our interpretation of the Code and applicable regulations.

What are the Charges for the Optional Death Benefits? We deduct a charge equal to 0.25% per year of the average daily net assets of the Sub-accounts for the HAV Death Benefit. We deduct the charge for this benefit to compensate Allstate New York for providing increased insurance protection under the HAV Death Benefit. The additional annual charge is deducted daily against your Account Value allocated to the Sub-accounts.

Please refer to the section entitled “Tax Considerations” for additional considerations in relation to the optional Death Benefit.

PAYMENT OF DEATH BENEFITS

Alternative Death Benefit Payment Options - Annuities owned by Individuals

(not associated with Tax-Favored Plans)

Except in the case of a spousal assumption as described below, upon your death, certain distributions must be made under the Annuity. The required distributions depend on whether you die before you start taking annuity payments under the Annuity or after you start taking annuity payments under the Annuity.

If you die on or after the Annuity Date, the remaining portion of the interest in the Annuity must be distributed at least as rapidly as under the method of distribution being used as of the date of death.

In the event of your death before the Annuity Date, the Death Benefit must be distributed:

. within five (5) years of the date of death; or

. as a series of payments not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary. Payments under this option must begin within one year of the date of death.

Unless you have made an election prior to Death Benefit proceeds becoming due, a Beneficiary can elect to receive the Death Benefit proceeds under the Beneficiary Continuation Option as described below in the section entitled “Beneficiary Continuation Option,” as a series of required distributions. Upon our receipt of proof of death, we will send to the beneficiary materials that list these payment options.

Alternative Death Benefit Payment Options - Annuities Held by Tax-Favored Plans The Code provides for alternative death benefit payment options when an Annuity is used as an IRA or other “qualified investment” that requires Minimum Distributions. Upon the Owner’s death under an IRA or other “qualified investment”, a Beneficiary may generally elect to continue the Annuity and receive required minimum distributions under the Annuity instead of receiving the death benefit in a single payment. The available payment options will depend on whether the Owner died on or before the date he or she was required to begin receiving required minimum distributions under the Code and whether the Beneficiary is the surviving spouse.

. If you die after a designated beneficiary has been named, the death benefit must be distributed by December 31/st/ of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life expectancy of the designated beneficiary (provided such payments begin by December 31/st/ of the year following the year of death). However, if your surviving spouse is the beneficiary, the death benefit can be paid out over the life expectancy of your spouse with such payments beginning no later than December 31/st/ of the year following the year of death or December 31/st/ of the year in which you would have reached age 70 1/2, which ever is later. Additionally, if the contract is payable to (or for the benefit of) your surviving spouse, that portion of the Annuity may be continued with your spouse as the owner. Note that the Worker, Retiree and Employer Recovery Act of 2008 suspended Required Minimum Distributions for 2009. This means that if your beneficiary receives payment as periodic payments, no payment is required in 2009. If your beneficiary elects to receive full distribution by December 31/st/ of the year including the five year anniversary of the date of death, 2009 shall not be included in the five year requirement period. This effectively extends this period to December 31/st/ of the year including the six year anniversary date of death.

. If you die before a designated beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31/st/ of the year including the five year anniversary of the date of death. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31/st/ of the year following the year of death, such contract is deemed to have no designated beneficiary. For this distribution requirement also, 2009 shall not be included in the five year requirement period.

. If you die before a designated beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31/st/ of the year following the year of death, such contract is deemed to have no designated beneficiary.

A beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

Until withdrawn, amounts in an IRA or other “qualified investment” continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the Minimum Distribution rules, are generally subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date Minimum Distributions must begin under the Code.

The tax consequences to the beneficiary may vary among the different death benefit payment options. See the Tax Considerations section of this prospectus, and consult your tax advisor.

Beneficiary Continuation Option

Instead of receiving the death benefit in a single payment, or under an Annuity Option, a beneficiary may take the death benefit under an alternative death benefit payment option, as provided by the Code and described above under the sections entitled “Payment of Death Benefit to Beneficiary” and “Alternative Death Benefit Payment Options - Annuities Held by Tax-Favored Plans.” This “Beneficiary Continuation Option” is described below and is only available for an IRA, Roth IRA, SEP IRA, or a non-qualified Annuity.

Under the Beneficiary Continuation Option:

. The beneficiary must apply at least $15,000.

. The Owner’s Annuity contract will be continued in the Owner’s name, for the benefit of the beneficiary.

. The beneficiary will incur a Settlement Service Charge which is an annual charge assessed on a daily basis against the average assets allocated to the Sub-accounts. For non-qualified and qualified Annuities, the charge is 1.00% per year.

. The beneficiary will incur an annual maintenance fee equal to the lesser of $30 or 2% of Account Value if the Account Value is less than $25,000 at the time the fee is assessed. The fee will not apply if it is assessed 30 days prior to a surrender request.

. The initial Account Value will be equal to any death benefit (including any optional death benefit) that would have been payable to the beneficiary if they had taken a lump sum distribution.

. The available Sub-accounts will be among those available to the Owner at the time of death; however certain Sub-Accounts may not be available.

. The beneficiary may request transfers among Sub-accounts, subject to the same limitations and restrictions that applied to the Owner. Transfers in excess of 20 per year will incur a $10 transfer fee.

. No Fixed Allocations or fixed interest rate options will be offered.

. No additional Purchase Payments can be applied to the Annuity.

. The basic death benefit and any optional benefits elected by the Owner will no longer apply to the beneficiary.

. The beneficiary can request a withdrawal of all or a portion of the Account Value at any time without application of any applicable CDSC.

. Upon the death of the beneficiary, any remaining Account Value will be paid in a lump sum to the person(s) named by the beneficiary, unless the beneficiary named a successor who may continue receiving payments.

Currently all Investment Options corresponding to Portfolios of the Advanced Series Trust are available under the Beneficiary Continuation Option.

Your Beneficiary will be provided with a prospectus and settlement option that will describe this option at the time he or she elects this option. We may pay compensation to the broker-dealer of record on the Annuity based on amounts held in Beneficiary Continuation Option. Please contact us for additional information on the availability, restrictions and limitations that will apply to a beneficiary under the Beneficiary Continuation Option.

Spousal Beneficiary - Assumption of Annuity You may name your spouse as your Beneficiary. If you and your spouse own your Annuity jointly, we assume that the sole primary Beneficiary will be the surviving spouse unless you elect an alternative Beneficiary designation. Unless you elect an alternative Beneficiary designation, the spouse Beneficiary may elect to assume ownership of the Annuity instead of taking the Death Benefit payment. Any Death Benefit (including any optional Death Benefits) that would have been payable to the Beneficiary will become the new Account Value as of the date we receive due proof of death and any required proof of a spousal relationship. As of the date the assumption is effective, the surviving spouse will have all the rights and benefits that would be available under the Annuity to a new purchaser of the same attained age. For purposes of determining any future Death Benefit for the surviving spouse, the new Account Value will be considered as the initial Purchase Payment. No CDSC will apply to the new Account Value. However, any additional Purchase Payments applied after the date the assumption is effective will be subject to all provisions of the Annuity, including any CDSC that may apply to the additional Purchase Payments.

ARE THERE ANY EXCEPTIONS TO THESE RULES FOR PAYING THE DEATH BENEFIT? Yes, there are exceptions that apply no matter how your Death Benefit is calculated. There are exceptions to the Death Benefit if the decedent was not the Owner or Annuitant as of the Issue Date (or within 60 days thereafter) and did not become the Owner or

Annuitant due to the prior Owner’s or Annuitant’s death. Any Death Benefit (including any optional Death Benefit) that applies will be suspended for a two-year period from the date he or she first became Owner or Annuitant. After the two-year suspension period is completed, the Death Benefit is the same as if this person had been an Owner or Annuitant on the Issue Date.

WHEN DO YOU DETERMINE THE DEATH BENEFIT?

We determine the amount of the Death Benefit as of the date we receive “due proof of death”, any instructions we require to determine the method of payment and any other written representations we require to determine the proper payment of the Death Benefit. “Due proof of death” may include a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death or other satisfactory proof of death. Upon our receipt of “due proof of death” we automatically transfer the Death Benefit to the AST Money Market Sub-account until we further determine the universe of eligible Beneficiaries. Once the universe of eligible Beneficiaries has been determined each eligible Beneficiary may allocate his or her eligible share of the Death Benefit to an eligible annuity payment option. Each Beneficiary must make an election as to the method they wish to receive their portion of the Death Benefit. Absent an election of a Death Benefit payment method, no Death Benefit can be paid to the Beneficiary. We may require written acknowledgment of all named Beneficiaries before we can pay the Death Benefit. During the period from the date of death until we receive all required paper work, the amount of the Death Benefit may be subject to market fluctuations.

VALUING YOUR INVESTMENT

HOW IS MY ACCOUNT VALUE DETERMINED?

During the accumulation period, your Annuity has an Account Value. The Account Value is determined separately for each Sub-account allocation and for each Fixed Rate Option. The Account Value is the sum of the values of each Sub-account allocation and the value of each Fixed Rate Option. For Annuities with a TrueIncome - Highest Daily election, Account Value also includes the value of any allocation to the Benefit Fixed Rate Account. See the “Living Benefits - TrueIncome - Highest Daily” section for a description of the Benefit Fixed Rate Account. The Account Value does not reflect any CDSC that may apply to a withdrawal or surrender. With respect to the X Series, the Account Value includes any Purchase Credits we applied to your Purchase Payments which we are entitled to recover under certain circumstances.

WHAT IS THE SURRENDER VALUE OF MY ANNUITY?

The Surrender Value of your Annuity is the value available to you on any day during the accumulation period. The Surrender Value is defined under “Glossary of Terms” above.

HOW AND WHEN DO YOU VALUE THE SUB-ACCOUNTS?

When you allocate Account Value to a Sub-account, you are purchasing units of the Sub-account. Each Sub-account invests exclusively in shares of a Portfolio. The value of the Units fluctuates with the market fluctuations of the Portfolios. The value of the Units also reflects the daily accrual for the Insurance Charge, and if you elected one or more optional benefits whose annual charge is deducted daily, the additional charge made for such benefits. There may be several different Unit Prices for each Sub-account to reflect the Insurance Charge and the charges for any optional benefits. The Unit Price for the Units you purchase will be based on the total charges for the benefits that apply to your Annuity. See the section entitled “What Happens to My Units When There is a Change in Daily Asset-Based Charges?” for a detailed discussion of how Units are purchased and redeemed to reflect changes in the daily charges that apply to your Annuity.

Each Valuation Day, we determine the price for a Unit of each Sub-account, called the “Unit Price.” The Unit Price is used for determining the value of transactions involving Units of the Sub-accounts. We determine the number of Units involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day.

EXAMPLE

Assume you allocate $5,000 to a Sub-account. On the Valuation Day you make the allocation, the Unit Price is $14.83. Your $5,000 buys 337.154 Units of the Sub-account. Assume that later, you wish to transfer $3,000 of your Account Value out of that Sub-account and into another Sub-account. On the Valuation Day you request the transfer, the Unit Price of the original Sub-account has increased to $16.79. To transfer $3,000, we sell 178.677 Units at the current Unit Price, leaving you 158.477 Units. We then buy $3,000 of Units of the new Sub- account at the Unit Price of $17.83. You would then have 168.255 Units of the new Sub-account.

WHEN DO YOU PROCESS AND VALUE TRANSACTIONS?

Allstate New York is generally open to process financial transactions on those days that the New York Stock Exchange (NYSE) is open for trading. There may be circumstances where the NYSE does not open on a regularly scheduled date or time or closes at an earlier time than scheduled (normally 4:00 p.m. EST). Financial transactions requested before the close of the NYSE which meet our requirements will be processed according to the value next determined following the close of business. Financial transactions requested on a non-Valuation Day or after the close of the NYSE will be processed based on the value next computed on the next Valuation Day. There may be circumstances when the opening or closing time of the NYSE is different than other major stock exchanges, such as NASDAQ or the American Stock Exchange. Under such circumstances, the closing time of the NYSE will be used when valuing and processing transactions.

There may be circumstances where the NYSE is open, but, due to inclement weather, natural disaster or other circumstances beyond our control, our offices may be closed or our business processing capabilities may be restricted. Under those circumstances, your Account Value may fluctuate based on changes in the Unit Values, but you may not be able to transfer Account Value, or make a purchase or redemption request.

The NYSE is closed on the following nationally recognized holidays: New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas. On those dates, we will not process any financial transactions involving purchase or redemption orders.

Allstate New York will also not process financial transactions involving purchase or redemption orders or transfers on any day that:

. trading on the NYSE is restricted;

. an emergency as determined by the SEC, exists making redemption or valuation of securities held in the Separate Account impractical; or

. the SEC, by order, permits the suspension or postponement for the protection of security holders.

Initial Purchase Payments: We are required to allocate your initial Purchase Payment to the Sub-accounts within two (2) Valuation Days after we receive all of our requirements at our office to issue an Annuity. If we do not have all the required information to allow us to issue your Annuity, we may retain the Purchase Payment while we try to reach you or your representative to obtain all of our requirements. If we are unable to obtain all of our required information within five (5) Valuation Days, we are required to return the Purchase Payment to you at that time, unless you specifically consent to our retaining the Purchase Payment while we gather the required information. Once we obtain the required information, we will invest the Purchase Payment (and any associated Purchase Credit with respect to the X Series) and issue an Annuity within two (2) Valuation Days. With respect to both your initial Purchase Payment and any subsequent Purchase Payment that is pending investment in our separate account, we may hold the amount temporarily in our general account and may earn interest on such amount. You will not be credited with interest during that period.

Additional Purchase Payments: We will apply any additional Purchase Payments (and any associated Purchase Credit with respect to the X Series) on the Valuation Day that we receive the Purchase Payment at our office with satisfactory allocation instructions.

Scheduled Transactions: Scheduled transactions include transfers under dollar cost averaging, the asset allocation program, auto-rebalancing, systematic withdrawals, systematic investments, required minimum distributions, substantially equal periodic payments under section 72(q) or 72(t) of the Code, and annuity payments. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Valuation Day. In that case, the transaction will be processed and valued on the next Valuation Day, unless (with respect to required minimum distributions, substantially equal periodic payments under section 72(q) or 72(t) of the Code, and annuity payments only), the next Valuation Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Valuation Day.

Unscheduled Transactions: “Unscheduled” transactions include any other non-scheduled transfers and requests for Partial Withdrawals or Free Withdrawals or Surrenders. Unscheduled transactions are processed and valued as of the Valuation Day we receive the request at our Office and have all of the required information.

Death Benefits: Death Benefit claims require our review and evaluation before processing. We price such transactions as of the date we receive at our Office all supporting documentation we require for such transactions and that are satisfactory to us.

We are generally required by law to pay any surrender request or death benefit claims from the Separate Account within 7 days of our receipt of your request in good order.

Termination of Optional Benefits: Except for the Guaranteed Minimum Income Benefit, the Highest Anniversary Value Death Benefit, which generally cannot be terminated by the owner once elected, if any optional benefit terminates, we will no longer deduct the charge we apply to purchase the optional benefit. Certain optional benefits may be added after you have purchased your Annuity. On the date a charge no longer applies or a charge for an optional benefit begins to be deducted, your Annuity will become subject to a different daily asset-based charge. This change may result in the number of Units attributed to your Annuity and the value of those Units being different than it was before the change; however, the adjustment in the number of Units and Unit Price will not affect your Account Value (although the change in charges that are deducted will affect your Account Value).

Transactions in ProFunds VP Sub-accounts: Generally, purchase or redemption orders or transfer requests must be received by us by no later than the close of the NYSE to be processed on the current Valuation Day. However, any transfer request involving the ProFunds VP Sub- accounts must be received by us no later than one hour prior to any announced closing of the applicable securities exchange (generally, 3:00 p.m. Eastern time) to be processed on the current Valuation Day. The “cut-off” time for such financial transactions involving a ProFunds VP Sub-account will be extended to 1/2 hour prior to any announced closing (generally, 3:30 p.m. Eastern time) for transactions submitted electronically through our Internet website (www.accessallstate.com). You cannot request a transaction involving the transfer of units in one of the ProFunds VP Sub-accounts between the applicable “cut-off” time and 4:00 p.m.

Transactions received after 4:00 p.m. will be treated as received by us on the next Valuation Day.

TAX CONSIDERATIONS

The tax considerations associated with an Annuity vary depending on whether the contract is (i) owned by an individual or non-natural person, and not associated with a tax-favored retirement plan, or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The information provided is not intended as tax advice. You should consult with a qualified tax advisor for complete information and advice. References to purchase payments below relate to your cost basis in your contract. Generally, your cost basis in a contract not associated with a tax-favored retirement plan is the amount you pay into your contract, or into annuities exchanged for your contract, on an after-tax basis less any withdrawals of such payments. Cost basis for a tax-favored retirement plan is provided only in limited circumstances, such as for contributions to a Roth IRA or nondeductible IRA contributions. The discussion includes a description of certain spousal rights under the contract, and our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act (which defines a “marriage” as a legal union between a man and a woman and a “spouse” as a person of the opposite sex). Depending on the state in which your annuity is issued, we may offer certain spousal benefits to civil union couples or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil unions or same-sex marriages. Therefore, we cannot permit a civil union partner or same-sex spouse to continue the annuity upon the death of the first partner under the annuity’s “spousal continuance” provision. Civil union couples and same-sex marriage spouses should consider that limitation before selecting a spousal benefit under the annuity.

The discussion below generally assumes that the Annuity Contract is issued to the Contract Owner. For Annuity Contracts issued under the Beneficiary Continuation Option refer to the Taxes Payable by Beneficiaries for Nonqualified Annuity Contracts and Required Distributions Upon Your Death for Qualified Annuity Contracts in this Tax Considerations section.

NONQUALIFIED ANNUITY CONTRACTS

In general, as used in this prospectus, a Nonqualified Annuity is owned by an individual or non-natural person and is not associated with a tax-favored retirement plan.

Taxes Payable by You We believe the Annuity is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract. Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below. Charges for investment advisory fees that are taken from the contract are treated as a partial withdrawal from the contract and will be reported as such to the contract owner.

It is possible that the Internal Revenue Service (IRS) would assert that some or all of the charges for the optional benefits under the contract should be treated for federal income tax purposes as a partial withdrawal from the contract. If this were the case, the charge for this benefit could be deemed a withdrawal and treated as taxable to the extent there are earnings in the contract. Additionally, for owners under age 59 1/2, the taxable income attributable to the charge for the benefit could be subject to a tax penalty. If the IRS determines that the charges for one or more benefits under the contract are taxable withdrawals, then the sole or surviving owner will be provided with a notice from us describing available alternatives regarding these benefits.

You must commence annuity payments no later than the first day of the calendar month next following the maximum Annuity date for your Contract. For some of our contracts, you are able to choose to defer the Annuity Date beyond the default Annuity date described in your Contract. However, the IRS may not then consider your contract to be an annuity under the tax law.

Taxes on Withdrawals and Surrender If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of purchase payments, until all gain has been withdrawn. Once all gain has been withdrawn, payments will be treated as a nontaxable return of purchase payments. You will generally be taxed on any withdrawals from the contract while you are alive even if the withdrawal is paid to someone else. Withdrawals under any of the optional living benefits or as a systematic payment are taxed under these rules. If you assign or pledge all or part of your contract as collateral for a loan, the part assigned generally will be treated as a withdrawal. If you transfer your contract for less than full consideration, such as by gift, you will also trigger tax on any gain in the contract. This rule does not apply if you transfer the contract to your spouse or under most circumstances if you transfer the contract incident to divorce.

If you choose to receive payments under an interest payment option, or a beneficiary chooses to receive a death benefit under an interest payment option, that election will be treated, for tax purposes, as surrendering your Annuity and will immediately subject any gain in the contract to income tax.

Taxes on Annuity Payments A portion of each annuity payment you receive will be treated as a partial return of your purchase payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your purchase payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract. After the full amount of your purchase payments have been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the annuitant before the full amount of your purchase payments have been recovered, a tax deduction may be allowed for the unrecovered amount.

Please refer to your Annuity for the maximum Annuity Date.

Tax Penalty for Early Withdrawal from a Nonqualified Annuity Contract You may owe a 10% tax penalty on the taxable part of distributions received from your Nonqualified Annuity contract before you attain age 59 1/2. Amounts are not subject to this tax penalty if:

. the amount is paid on or after you reach age 59 1/2 or die;

. the amount received is attributable to your becoming disabled;

. generally the amount paid or received is in the form of substantially equal payments not less frequently than annually and computed over the life or life expectancy of the taxpayer or the joint lives or joint life expectancies of the taxpayer and the designated beneficiary. (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years and modification of payments during that time period will result in retroactive application of the 10% tax penalty); or

. the amount received is paid under an immediate annuity contract (in which annuity payments begin within one year of purchase).

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

Special Rules in Relation to Tax-free Exchanges Under Section 1035

Section 1035 of the Internal Revenue Code of 1986, as amended (Code), permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity. Partial exchanges of an Annuity may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of any gains in the contract as well as the 10% tax penalty on pre-age 59 1/2 withdrawals. The IRS has reserved the right to treat transactions it considers abusive as ineligible for this favorable partial 1035 exchange treatment. In Revenue Procedure 2008-24, the IRS has indicated that where there is a surrender or distribution from either the initial annuity contract or receiving annuity contract within 12 months of the date on which the partial exchange was completed, the transfer will retroactively be treated as a taxable distribution from the initial annuity contract and a contribution to the receiving annuity contract. Tax free exchange treatment will be retained if the subsequent surrender or distribution would be eligible for certain exceptions to the 10% federal income tax penalty. It is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract into an immediate annuity. We strongly urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.

If an Annuity is purchased through a tax-free exchange of a life insurance, annuity or endowment contract that was purchased prior to August 14, 1982, then any purchase payments made to the original contract prior to August 14, 1982 will be treated as made to the new contract prior to that date. Generally, such pre-August 14, 1982 withdrawals are treated as a recovery of your investment in the contract first until purchase payments made before August 14, 1982 are withdrawn. Moreover, any income allocable to purchase payments made before August 14, 1982, is not subject to the 10% tax penalty.

Taxes Payable by Beneficiaries

The Death Benefit options are subject to income tax to the extent the distribution exceeds the cost basis in the contract. The value of the Death Benefit, as determined under federal law, is also included in the owner’s estate. Generally, the same tax rules described above would also apply to amounts received by your beneficiary. Choosing any option other than a lump sum Death Benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below in the Annuity Qualification section. Tax consequences to the beneficiary vary depending upon the Death Benefit payment option selected. Generally, for payment of the Death Benefit

. As a lump sum payment: the beneficiary is taxed on gain in the contract.

. Within 5 years of death of owner: the beneficiary is taxed as amounts are withdrawn (in this case gain is treated as being distributed first).

. Under an annuity or annuity settlement option with distribution beginning within one year of the date of death of the owner: the beneficiary is taxed on each payment (part will be treated as gain and part as return of purchase payments).

Considerations for Contingent Annuitants: The designation of a Contingent Annuitant is generally not permitted on an Annuity held by an entity. Under the Code, if the annuitant is changed on a non-qualified Annuity held by an entity, that change is treated as the death of the Annuitant and triggers the requirement for distribution of death benefits.

Reporting and Withholding on Distributions Taxable amounts distributed from an Annuity are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution. In the case of an annuity or similar periodic payment, we will withhold as if you are a married individual with three (3) exemptions unless you designate a different withholding status. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In the case of all other distributions, we will withhold at a 10% rate. You may generally elect not to have tax withheld from your payments. An election out of withholding must be made on forms that we provide.

State income tax withholding rules vary and we will withhold based on the rules of your State of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien’s country. Please refer to the discussion below regarding withholding rules for a Qualified Annuity.

Regardless of the amount withheld by us, you are liable for payment of federal and state income tax on the taxable portion of annuity distributions. You should consult with your tax advisor regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.

Entity Owners

Where a contract is held by a non-natural person (e.g. a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the contract will not be taxed as an annuity and increases in the value of the contract over its cost basis will be subject to tax annually.

Where a contract is issued to a trust, and such trust is characterized as a grantor trust under the Internal Revenue Code, such contract shall not be considered to be held by a non-natural person and will generally be subject to the tax reporting and withholding requirements for a Nonqualified Annuity.

Annuity Qualification

Diversification And Investor Control. In order to qualify for the tax rules applicable to annuity contracts described above, the assets underlying the Sub-accounts of an Annuity must be diversified, according to certain rules under the Internal Revenue Code. Each portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, where applicable. We believe the portfolios underlying the variable investment options of the Annuity meet these diversification requirements.

An additional requirement for qualification for the tax treatment described above is that we, and not you as the contract owner, must have sufficient control over the underlying assets to be treated as the owner of the underlying assets for tax purposes. While we also believe these investor control rules will be met, the Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines might have on transfers between the investment options offered pursuant to this Prospectus. We reserve the right to take any action, including modifications to your Annuity or the investment options, required to comply with such guidelines if promulgated. Any such changes will apply uniformly to affected owners and will be made with such notice to affected owners as is feasible under the circumstances.

Required Distributions Upon Your Death for Nonqualified Annuity Contracts. Upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract. If you die on or after the Annuity Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If you die before the Annuity Date, the entire interest in the contract must be distributed within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of such designated beneficiary (provided such payments begin within one year of your death). Your designated beneficiary is the person to whom benefit rights under the contract pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years. Additionally, if the Annuity is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the owner. For Nonqualified annuity contracts owned by a non-natural person, the required distribution rules apply upon the death of the annuitant. This means that for a contract held by a non-natural person (such as a trust) for which there is named a co-annuitant, then such required distributions will be triggered by the death of the first co-annuitant to die.

Changes In Your Annuity. We reserve the right to make any changes we deem necessary to assure that your Annuity qualifies as an annuity contract for tax purposes. Any such changes will apply to all contract owners and you will be given notice to the extent feasible under the circumstances.

Qualified Annuity Contracts

In general, as used in this prospectus, a Qualified Annuity is an Annuity contract with applicable endorsements for a tax-favored plan or a Nonqualified Annuity contract held by a tax-favored retirement plan.

The following is a general discussion of the tax considerations for Qualified Annuity contracts. This Annuity is not available for all types of the tax-favored retirement plans discussed below. It is currently available only for IRAs and Roth IRAs, This discussion assumes that you have satisfied the eligibility requirements for any tax-favored retirement plan. Please consult your Financial Professional prior to purchase to confirm if this contract is available for a particular type of tax-favored retirement plan or whether we will accept the type of contribution you intend for this contract.

A Qualified annuity may typically be purchased for use in connection with:

. Individual retirement accounts and annuities (IRAs), which are subject to Sections 408(a) and 408(b) of the Code;

. Roth IRAs, under Section 408A of the Code;

. A corporate Pension or Profit-sharing plan (subject to Section 401(a) of the Code);

. H.R. 10 plans (also known as Keogh Plans, subject to Section 401(a) of the Code);

. Tax Sheltered Annuities (subject to Section 403(b) of the Code, also known as Tax Deferred Annuities or TDAs);

. Section 457 plans (subject to Section 457 of the Code).

A Nonqualified annuity may also be purchased by a custodial IRA or Roth IRA account, which can hold other permissible assets. The terms and administration of the custodial account in accordance with the laws and regulations for, IRAs or Roth IRAs, as applicable, are the responsibility of the applicable trustee or custodian.

You should be aware that tax favored plans such as IRAs generally provide income tax deferral regardless of whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax benefits (such as income tax deferral and income tax free transfers).

Types of Tax-favored Plans

IRAs. If you buy an Annuity for use as an IRA, we will provide you a copy of the prospectus and contract. The “IRA Disclosure Statement” and “Roth IRA Disclosure Statement” which accompany the prospectus contain information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a “free look” after making an initial contribution to the contract. During this time, you can cancel the Annuity by notifying us in writing, and we will refund all of the purchase payments under the Annuity (or, if provided by applicable state law, the amount credited under the Annuity, if greater), less any applicable federal and state income tax withholding.

Contributions Limits/Rollovers. Subject to the minimum purchase payment requirements of an Annuity, you may purchase an Annuity for an IRA in connection with a “rollover” of amounts from a qualified retirement plan, as a transfer from another IRA, by making a single contribution consisting of your IRA contributions and catch-up contributions, if applicable, attributable to the prior year and the current year during the period from January 1 to April 15, or as a current year contribution. In 2009 the contribution limit is $5,000. The contribution amount is indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year. The catch-up amount is not indexed for inflation.

The “rollover” rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally “roll over” certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy an Annuity, you can make regular IRA contributions under the Annuity (to the extent permitted by law). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a “conduit IRA,” which means that you will not retain possible favorable tax treatment if you subsequently “roll over” the contract funds originally derived from a qualified retirement plan or TDA into another Section 401(a) plan or TDA. In some circumstances, non-spouse beneficiaries may directly roll over to an IRA amounts due from qualified plans, Section 403(b) plans, and governmental Section 457(b) plans.

The rollover rules applicable to non-spouse beneficiaries under the Code are more restrictive than the rollover rules applicable to owner/participants and spouse beneficiaries. Generally, non-spouse beneficiaries may roll over distributions from tax favored retirement plans only as a direct rollover, and if permitted by the plan. Under the Worker Retiree and Employer Recovery Act of 2008, employer retirement plans are required to permit non-spouse beneficiaries to roll over funds to an inherited IRA for plan years beginning after December 31, 2009. This Annuity is not available to be used to accept rollovers from non-spouse beneficiaries.

Required Provisions. Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:

. You, as owner of the contract, must be the “annuitant” under the contract (except in certain cases involving the division of property under a decree of divorce);

. Your rights as owner are non-forfeitable;

. You cannot sell, assign or pledge the contract;

. The annual contribution you pay cannot be greater than the maximum amount allowed by law, including catch-up contributions if applicable (which does not include any rollover amounts);

. The date on which required minimum distributions must begin cannot be later than April 1st of the calendar year after the calendar year you turn age 70 1/2; and

. Death and annuity payments must meet “required minimum distribution” rules described below.

Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier regarding a Nonqualified Annuity. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

. A 10% early withdrawal penalty described below;

. Liability for “prohibited transactions” if you, for example, borrow against the value of an IRA; or

. Failure to take a required minimum distribution, also described below.

SEPs. SEPs are a variation on a standard IRA, and contracts issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:

. If you participate in a SEP, you generally do not include in income any employer contributions made to the SEP on your behalf up to the lesser of

(a) $49,000 in 2009 ($46,000 in 2008) or (b) 25% of your taxable compensation paid by the contributing employer (not including the employer’s SEP contribution as compensation for these purposes). However, for these purposes, compensation in excess of certain limits established by the IRS will not be considered. In 2009, this limit is $245,000 ($230,000 for 2008);

. SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs; and

. SEPs that contain a salary reduction or “SARSEP” provision prior to 1997 may permit salary deferrals up to $16,500 in 2009 with the employer making these contributions to the SEP. However, no new “salary reduction” or “SARSEPs” can be established after 1996. Individuals participating in a SARSEP who are age 50 or above by the end of the year will be permitted to contribute an additional $5,500 in 2009. These amounts are indexed for inflation. These Annuities are not available for SARSEPs. You will also be provided the same information, and have the same “free look” period, as you would have if you purchased the contract for a standard IRA.

ROTH IRAs. The “Roth IRA Disclosure Statement” contains information about eligibility, contribution limits, tax particulars and other Roth IRA information. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:

. Contributions to a Roth IRA cannot be deducted from your gross income;

. “Qualified distributions” from a Roth IRA are excludable from gross income. A “qualified distribution” is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the IRA attains age 59 1/2; (b) after the owner’s death; (c) due to the owner’s disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings and earnings will be taxed generally in the same manner as distributions from a traditional IRA.

. If eligible (including meeting income limitations and earnings requirements), you may make contributions to a Roth IRA after attaining age 70 1/2, and distributions are not required to begin upon attaining such age or at any time thereafter.

Subject to the minimum purchase payment requirements of an Annuity, if you meet certain income limitations you may purchase an Annuity for a Roth IRA in connection with a “rollover” of amounts of another traditional IRA, conduit IRA, SEP, SIMPLE-IRA or Roth IRA, by making a single contribution consisting of your Roth IRA contributions and catch-up contributions, if applicable, attributable to the prior year and the current year during the period from January 1 to April 15 of the current year, or with a current contribution. The Code permits persons who meet certain income limitations (generally, adjusted gross income under $100,000) who are not married filing a separate return and who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a “rollover” of all or any part of the amount of such distribution to a Roth IRA which they establish. Beginning January 2008, an individual receiving an eligible rollover distribution from an employer sponsored retirement plan under sections 401(a) or 403(b) of the Code can directly roll over contributions to a Roth IRA, subject to the same income limits. This conversion triggers current taxation (but is not subject to a 10% early distribution penalty). Once an Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law. In addition, an individual receiving an eligible rollover distribution from a designated Roth account under an employer plan may roll over the distribution to a Roth IRA even if the individual is not eligible to make regular contributions to a Roth IRA. Until 2010, participants with an adjusted gross income greater than $100,000 are not permitted to roll over funds from an employer plan , other than a Roth 401(k) or Roth 403(b) distribution, to a Roth IRA.

Non-spouse beneficiaries receiving a distribution from an employer sponsored retirement plan under sections 401(a) or 403(b) of the Code can also directly roll over contributions to a Roth IRA, subject to the same income limits. However, it is our understanding of the Code that non- spouse beneficiaries cannot “rollover” benefits from a traditional IRA to a Roth IRA.

Required Minimum Distributions and Payment Options If you hold the contract under an IRA (or other tax-favored plan), required minimum distribution rules must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. Roth IRAs are not subject to these rules during the Owner’s lifetime. The amount of the payment must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us at a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any required minimum distribution not made in a timely manner. Note that under the Worker, Retiree and Employer Recovery Act of 2008, Required Minimum Distributions are suspended for 2009 and are scheduled to resume in 2010.

Required minimum distributions are calculated based on the sum of the Account Value and the actuarial value of any additional death benefits and benefits from optional riders that you have purchased under the contract. As a result, the required minimum distributions may be larger than if the calculation were based on the Account Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Annuity and an increased amount of taxable income distributed to the Annuity owner, and a reduction of death benefits and the benefits of any optional riders.

You can use the Minimum Distribution option to satisfy the required minimum distribution rules for an Annuity without either beginning annuity payments or surrendering the Annuity. We will distribute to you the required minimum distribution amount, less any other partial withdrawals that you made during the year. Such amount will be based on the value of the contract as of December 31 of the prior year, but is determined without regard to other contracts you may own. If you have previously elected the Minimum Distribution Option to satisfy your required minimum distributions, we will continue to make such distributions to you in 2009 based on this methodology, unless you tell us not to make a 2009 distribution.

Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. If you inherit more than one IRA or more than one Roth IRA from the same owner, similar rules apply.

Required Distributions Upon Your Death for Qualified Annuity Contracts Upon your death under an IRA or Roth IRA, the designated beneficiary may generally elect to continue the contract and receive required minimum distributions under the contract instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated beneficiary and whether that beneficiary is your surviving spouse.

. If you die after a designated beneficiary has been named, the death benefit must be distributed by December 31/st/ of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life or life expectancy of the designated beneficiary (as long as payments begin by December 31/st/ of the year following the year of death). However, if your surviving spouse is the beneficiary, the death benefit can be paid out over the life or life expectancy of your spouse with such payments beginning no later than December 31/st/ of the year following the year of death or December 31/st/ of the year in which you would have reached age 70 1/2, which ever is later. Additionally, if the contract is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the owner. Note that the Worker, Retiree and Employer Recovery Act of 2008 suspended Required Minimum Distributions for 2009. This means that if your beneficiary receives payment as periodic payments, no payment is required in 2009. If your beneficiary elects to receive full distribution by December 31 of the year including the five year anniversary of the date of death, 2009 shall not be included in the five year requirement period. This effectively extends this period to December 31/st/ of the six year anniversary of the date of death.

. If you die before a designated beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31/st/ of the year including the five year anniversary of the date of death. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31/st/ of the year following the year of death, such contract is deemed to have no designated beneficiary. A designated beneficiary may elect to apply the rules for no designated beneficiary if those would provide a smaller payment requirement. For this distribution requirement also, 2009 shall not be included in the five year requirement period.

. If you die before a designated beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated beneficiary. A designated beneficiary may elect to apply the rules for no designated beneficiary if those would provide a smaller payment requirement. For this distribution requirement also, 2009 shall not be included in the five year requirement period.

A beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

Until withdrawn, amounts in a Qualified Annuity contract continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the required minimum distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.

Tax Penalty for Early Withdrawals from Qualified Annuity Contracts You may owe a 10% tax penalty on the taxable part of distributions received from an IRA, SEP, Roth IRA, TDA or qualified retirement plan before you attain age 59 1/2. Amounts are not subject to this tax penalty if:

. the amount is paid on or after you reach age 59 1/2 or die;

. the amount received is attributable to your being disabled; or

. generally the amount paid or received is in the form of substantially equal payments not less frequently than annually and computed over your life or life expectancy or over the joint lives or joint life expectancies of you and your designated beneficiary. (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will result in retroactive application of the 10% tax penalty.)

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

Withholding

For all distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

. For any annuity payments, you will have taxes withheld by us as if you are a married individual, with 3 exemptions. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default; and

. For all other distributions, we will withhold at a 10% rate.

We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes. There may be additional state income tax withholding requirements.

Additional Information

For additional information about federal tax law requirements applicable to IRAs and Roth IRAs, see the IRA Disclosure Statement or Roth IRA Disclosure Statement, as applicable.

Generation-skipping Transfers

If you transfer your contract to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37 1/2 years younger than you, there may be generation-skipping transfer tax consequences.

GENERAL INFORMATION

HOW WILL I RECEIVE STATEMENTS AND REPORTS?

We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at www.accessallstate.com or any other electronic means, including diskettes or CD ROMs. We send a confirmation statement to you each time a transaction is made affecting Account Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. We also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter, if there have been transactions during the quarter. We may confirm regularly scheduled transactions, such as the Annual Maintenance Fee, Systematic Withdrawals (including 72(q) and 72(t) payments and required minimum distributions), electronic funds transfer, Dollar Cost Averaging, and static rebalancing, in quarterly statements instead of confirming them immediately. You should review the information in these statements carefully. You may request additional reports. We reserve the right to charge up to $50 for each such additional report. We will also send an annual report and a semi-annual report containing applicable financial statements for the Separate Account and the Portfolios, as of December 31 and June 30, respectively, to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means.

WHAT IS ALLSTATE NEW YORK?

Allstate New York is the issuer of the Annuities. Allstate New York is a stock life insurance company organized under the laws of the State of New York. Allstate New York was incorporated in 1967 and was known as “Financial Life Insurance Company” from 1967 to 1978. From 1978 to 1984, Allstate New York was known as “PM Life Insurance Company.” Since 1984 the company has been known as “Allstate Life Insurance Company of New York.”

Allstate New York is currently licensed to operate in New York. Our home office is located at 100 Motor Parkway, Hauppauge, NY 11788-5107.

Allstate New York is a wholly owned subsidiary of Allstate Life Insurance Company (“Allstate Life”), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of the State of Illinois. With the exception of directors’ qualifying shares, all of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Effective June 1, 2006, Allstate New York entered into an agreement (“the Agreement”) with Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America (“PICA”) pursuant to which Allstate New York sold, through a combination of coinsurance and modified coinsurance reinsurance, substantially all of its variable annuity business. Pursuant to the Agreement Allstate New York and PICA also have entered into an administrative services agreement which provides that PICA or an affiliate will administer the Separate Account and the Annuities after a transition period that may last up to two years. The benefits and provisions of the Annuities have not been changed by these transactions and agreements. None of the transactions or agreements have changed the fact that we are primarily liable to you under your Annuity.

In order to administer your annuity, certain discrete functions are performed by companies that are not affiliated with us. These companies may be considered “service providers” as defined under the Investment Company Act of 1940. These service providers may change over time, and as of December 31, 2008, consisted of the following: Alliance-One Services Inc. (administration of variable life policies) located at 55 Hartland Street East Hartford CT 06108, Ascensus (qualified plan administrator) located at 200 Dryden Road, Dresher, PA 19025, Blue Frog Solutions, Inc. (order entry systems provider) located at 555 SW 12/th/ Ave, Suite 202 Pompano Beach, FL 33069, Broadridge Investor Communication Solutions, Inc. (proxy tabulation services), 51 Mercedes Way Edgewood, NY 11717, EBIX Inc. (order-entry system) located at 5 Concourse Parkway Suite 3200 Atlanta, GA 30328, Diversified Information Technologies Inc. (records management) located at 123 Wyoming Ave Scranton, PA 18503, Fosdick Fulfillment Corp. (fulfillment of prospectuses and marketing materials) located at 26 Barnes Industrial Park Road North Wallingford, CT 06492, Insurance Technologies (annuity illustrations) located at 38120 Amrhein Ave., Livonia, MI 48150, Lason Systems Inc. (contract printing and mailing) located at 1305 Stephenson Highway, Troy, MI 48083, Morningstar Associates LLC (asset allocation recommendations) located at 225 West Wacker Drive, Chicago, IL 60606, Pershing LLC (order-entry systems provider) located at One Pershing Plaza Jersey City, NJ 07399, Personix (printing and fulfillment of confirmations and client statements) located at 13100 North Promenade Boulevard Stafford, TX 77477, RR Donnelley Receivables Inc. (printing annual reports and prospectuses) located at 111 South Wacker Drive Chicago, IL 60606-4301, Stanton Group (qualified plan administrator) located at Two Pine Tree Drive Suite 400 Arden Hills, MN 55112 Attention: Alerus Retirement Solutions, State Street (accumulation unit value calculations) located at State Street Financial Center One Lincoln Street Boston, Massachusetts 02111, The Harty Press, Inc. (printing and fulfillment of marketing materials) located at 25 James Street, New Haven, CT 06513, VG Reed & Sons Inc. (printing and fulfillment of annual reports) located at 1002 South 12/th/ Street Louisville, KY 40210, William B. Meyer (printing and fulfillment of prospectuses and marketing materials) located at 255 Long Beach Boulevard Stratford, CT 06615 .

WHAT IS THE SEPARATE ACCOUNT?

Allstate New York established the Allstate Life of New York Separate Account A on December 15, 1995. We have registered the Separate Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Separate Account or Allstate New York.

We own the assets of the Separate Account. The Separate Account is a segregated asset account under New York law. That means we account for the Separate Account’s income, gains and losses separately from the results of our other operations. It also means that only the assets of the Separate Account that are in excess of the reserves and other Annuity liabilities with respect to the Separate Account are subject to liabilities relating to our other operations. Our obligations arising under the Annuities are general corporate obligations of Allstate New York.

The Separate Account consists of multiple Sub-accounts, each of which invests in a corresponding Portfolio. We may add new Sub-accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Separate Account, its Sub-accounts or the Portfolios. We may use the Separate Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Separate Account.

We may offer new Sub-accounts, eliminate Sub-accounts, or combine Sub-accounts at our sole discretion. We may also close Sub-accounts to additional Purchase Payments on existing Annuities or close Sub-accounts for Annuities purchased on or after specified dates. We will first notify you and receive any necessary SEC and/or state approval before making such a change. If an underlying mutual fund is liquidated, we will ask you to reallocate any amount in the liquidated fund. If you do not reallocate these amounts, we will reallocate such amounts only in accordance with SEC pronouncements and only after obtaining an order from the SEC, if required. If we make a fund substitution or change, we may change the Annuity contract to reflect the substitution or change. We do not control the underlying mutual funds, so we cannot guarantee that any of those funds will always be available.

If you are enrolled in a Dollar Cost Averaging, Asset Rebalancing, or comparable programs while an underlying fund merger, substitution or liquidation takes place, unless otherwise noted in any communication from us, your Account Value invested in such underlying fund will be transferred automatically to the designated surviving fund in the case of mergers, the replacement fund in the case of substitutions, and an available Money Market Fund in the case of fund liquidations. Your enrollment instructions will be automatically updated to reflect the surviving fund, the replacement fund or a Money Market Fund for any continued and future investments.

WHAT IS THE LEGAL STRUCTURE OF THE PORTFOLIOS?

Each Portfolio is registered as an open-end management investment company under the Investment Company Act. Shares of the Portfolios are sold to separate accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.

VOTING RIGHTS

We are the legal owner of the shares of the underlying mutual funds in which the Sub-accounts invest. However, under SEC rules, you have voting rights in relation to Account Value maintained in the Sub-accounts. If a Portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated to that Sub-account. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. This voting procedure is sometimes referred to as “mirror voting” because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. In addition, because all the shares of a given mutual fund held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund’s shareholder meeting and towards the ultimate outcome of the vote. Thus, under “mirror voting”, it is possible that the votes of a small percentage of contract holders who actually vote will determine the ultimate outcome. We will furnish those Owners who have Account Value allocated to a Sub-account whose Portfolio has requested a “proxy” vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying mutual fund that require a vote of shareholders.

Advanced Series Trust (the “Trust”) has obtained an exemption from the Securities and Exchange Commission that permits its co-investment advisers, AST Investment Services, Inc. and Prudential Investments LLC, subject to approval by the Board of Trustees of the Trust, to change sub-advisors for a Portfolio and to enter into new sub-advisory agreements, without obtaining shareholder approval of the changes. This exemption (which is similar to exemptions granted to other investment companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient supervision and management of the sub-advisors by AST Investment Services, Inc., Prudential Investments LLC and the Trustees. The Trust is required, under the terms of the exemption, to provide certain information to shareholders following these types of changes. We may add new

Sub-accounts that invest in a series of Portfolios other than the Trust that is managed by an affiliate. Such series of funds may have a similar order from the SEC. You also should review the prospectuses for the other Portfolios in which various Sub-accounts invest as to whether they have obtained similar orders from the SEC.

MATERIAL CONFLICTS

It is possible that differences may occur between companies that offer shares of a Portfolio to their respective separate accounts issuing variable annuities and/or variable life insurance products. Differences may also occur surrounding the offering of a Portfolio to variable life insurance policies and variable annuity contracts that we offer. Under certain circumstances, these differences could be considered “material conflicts,” in which case we would take necessary action to protect persons with voting rights under our variable annuity contracts and variable life insurance policies against persons with voting rights under other insurance companies’ variable insurance products. If a “material conflict” were to arise between owners of variable annuity contracts and variable life insurance policies issued by us we would take necessary action to treat such persons equitably in resolving the conflict. “Material conflicts” could arise due to differences in voting instructions between owners of variable life insurance and variable annuity contracts of the same or different companies. We monitor any potential conflicts that may exist.

SERVICE FEES

Allstate New York has entered into an agreement with the Advanced Series Trust, which provides the Portfolios available within this Annuity. Under the terms of the agreement, Allstate New York, or its designee, may provide administrative and/or support services to the Portfolios for which it receives a fee of up to 0.10% annually of the average assets allocated to the Portfolios. In addition, under the terms of the reinsurance agreement between Allstate New York and The Prudential Insurance Company of America (PICA) (see “What Is Allstate New York”), the fee is payable to PICA from Allstate New York. PICA and the Advanced Series Trust are affiliates.

PICA or its affiliates have entered into agreements with the investment managers of the Advanced Series Trust where PICA or its affiliates may provide administrative and/or support services to the Advanced Series Trust for which a fee or reimbursement is payable.

Allstate Life of New York and/or our affiliates receive substantial and varying administrative service payments, Rule 12b-1 fees, and “revenue sharing” payments from certain underlying Portfolios or related parties. Rule 12b-1 fees compensate our affiliated principal underwriter for distribution, marketing, and/or servicing functions. Administrative services payments compensate us for providing administrative services with respect to Annuity Owners invested indirectly in the Portfolio, which include duties such as recordkeeping shareholder services, and the mailing of periodic reports. We receive administrative services fees with respect to both affiliated underlying Portfolios and unaffiliated underlying Portfolios. The existence of these fees tends to increase the overall cost of investing in the Portfolio.

We collect these payments and fees under agreements between us and a Portfolio’s principal underwriter, transfer agent, investment adviser and/or other entities related to the Portfolio.

The 12b-1 fees and administrative services fees that we receive may vary among the different fund complexes that are part of our investment platform. Thus, the fees we collect may be greater or smaller, based on the Portfolios that you select. In addition, we may consider these payments and fees, among a number of factors, when deciding to add or keep a Portfolio on the “menu” of Portfolios that we offer through the Annuity.

Please see the table entitled “Underlying Mutual Fund Portfolio Annual Expenses” for a listing of the Portfolios that pay a 12b-1 fee. With respect to administrative services fees, the maximum fee that we receive is equal to 0.60% of the average assets allocated to the Portfolio(s) under the Annuity. We expect to make a profit on these fees.

WHO DISTRIBUTES ANNUITIES OFFERED BY ALLSTATE NEW YORK?

Allstate Distributors, L.L.C. (“Allstate Distributors”), located at 3100 Sanders Road, Northbrook, IL 60062, is the principal underwriter and distributor of the Annuities. Allstate Distributors is a wholly owned subsidiary of Allstate Life. Allstate Distributors is registered as a broker- dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (“FINRA”).

Allstate Distributors does not sell Annuities directly to purchasers. Allstate Distributors enters into selling agreements with affiliated and unaffiliated broker-dealers and banks to sell the Annuities through their registered representatives. The broker-dealers are registered with the SEC and are FINRA member firms. Their registered representatives are also licensed as insurance agents by applicable state insurance authorities and appointed as agents of Allstate New York in order to sell the Annuities. Annuities also may be sold by representatives or employees of banks that may be acting as broker-dealers without separate registration under the Exchange Act, pursuant to legal and regulatory exceptions.

We will pay commissions to broker-dealers and banks which sell the Annuities. Commissions paid vary, but we may pay up to a maximum sales commission of 7.5% of total purchase payments. In addition, we may pay ongoing annual compensation of up to 1.25% of Account Value. Individual representatives receive a portion of compensation paid to the broker-dealer or bank with which they are associated in accordance with the broker-dealer’s or bank’s practices. We estimate that commissions and annual compensation, when combined, will not exceed 8.5% of total purchase payments. However, commissions and annual compensation could exceed that amount because ongoing annual compensation is related to Account Value and the number of years the Annuity is held.

From time to time, we pay asset-based compensation and/or marketing allowances to banks and broker-dealers. These payments vary among individual banks and broker dealers, and the asset-based payments may be up to 0.25% of Account Value annually. These payments are intended to contribute to the promotion and marketing of the Annuities, and they vary among banks and broker-dealers. The marketing and distribution support services include but are not limited to:

(1) placement of the Annuities on a list of preferred or recommended products in the bank’s or broker-dealer’s distribution system; (2) sales promotions with regard to the Annuities; (3) participation in sales conferences; and (4) helping to defray the costs of sales conferences and educational seminars for the bank or broker-dealer’s registered representatives.

In addition to the commissions paid to the selling registered representative, we may make other payments to promote the sale of our Annuities. To contribute to the promotion and marketing of the Annuities, we may enter into compensation arrangements with certain selling broker- dealers or banks (collectively “firms”) under which the firm will provide marketing and distribution support services.

The general types of payments that we make are:

. Percentage Payments based upon Account Value. This type of payment is a percentage payment that is based upon the total Account Value of all Annuities that were sold through the firm.

. Based upon Percentage Payments Sales. This type of payment is a percentage payment that is based upon the total amount received as purchase payments for Annuities sold through the firm.

. Fixed payments. These types of payments are made directly to the firm in a fixed sum without regard to the value of Annuities sold. We may make payments upon the initiation of a relationship or subsequent payments for systems, operational and other support. Examples of other arrangements under which such payments may be made currently include, but are not limited to, sponsorships, conferences (national, regional and top producer), speaker fees, promotional items, and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope.

To the extent permitted by FINRA rules and other applicable laws and regulations, we may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. We may not offer the arrangements to all broker-dealers and banks and the terms of the arrangement may differ among broker-dealers and banks.

We are aware that the following firms received payment of more than $5,000 under one or more of these types of arrangements during the last calendar year or are expected to receive such payment during the current calendar year. The compensation includes payments in connection with variable annuity contracts issued by Allstate Life Insurance Company and Allstate Life Insurance Company of New York. Some payments may support the sale of all Allstate products offered through the firm which could include fixed annuities as well as life insurance products.

We do not offer the arrangements to all firms, and the terms of the arrangements may differ among firms. While all firms appearing below received payments under one or more of the general types listed above, payments are determined on a firm by firm basis. In fact, a listed firm may not request or accept certain types of payments listed above. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Annuity.

NAME OF FIRM:

Morgan Stanley

LPL Financial Services

Citi Global Markets

Edward Jones

UBS Financial Services

Individual registered representatives, broker-dealers, banks, and branch managers within some broker-dealers and banks participating in one of these compensation arrangements may receive greater compensation for selling the contract than for selling a different contact that is not eligible for the compensation arrangement. While we take the compensation into account when establishing contract charges, any such compensation will be paid by us or Allstate Distributors and will not result in any additional charge to you. Your registered representative can provide you with more information about the compensation arrangements that apply to the sale of the Annuity.

Allstate New York does not pay Allstate Distributors a commission for distribution of the Annuities. Allstate Distributors compensates its representatives who act as wholesalers, and their sales management personnel, for Annuity sales. This compensation is based on a percentage of premium payments and/or a percentage of Account Values. The underwriting agreement with Allstate Distributors provides that we will reimburse Allstate Distributors for expenses incurred in distributing the Annuities, including any liability to Annuity owners arising out of services rendered or Annuities issued.

Further information about the firms that are part of these compensation arrangements appears in the Statement of Additional Information, which is available without charge upon request.

ADMINISTRATION

We have primary responsibility for all administration of the Annuities and the Separate Account. We entered into an administrative services agreement with The Prudential Insurance Company of America (“PICA”) on June 1, 2006 whereby PICA or an affiliate provides administrative services to the Separate Account and the Annuities on our behalf.

We provide the following administrative services, among others:

. issuance of the Annuities;

. maintenance of Annuity owner records;

. Annuity owner services;

. calculation of unit values;

. maintenance of the Separate Account; and

. preparation of Annuity owner reports.

We will send you Annuity statements at least annually. We will also send you transaction confirmations. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy.

You should contact us promptly if you have a question about a periodic statement or a confirmation. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error. We will also provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.

FINANCIAL STATEMENTS

The financial statements of the Sub-accounts comprising the Separate Account and Allstate New York are included in the Statement of Additional Information.

HOW TO CONTACT US

You can contact us by:

. calling our Customer Service Team at 1-877-234-8688 during our normal business hours.

. writing to us via regular mail at Annuity Service Center, P.O. Box 70178, Philadelphia, PA 19176. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.

. accessing information about your Annuity through our Internet Website at www.accessallstate.com.

You can obtain account information by calling our automated response system and at www.accessallstate.com, our Internet Website. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number (PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system and at www.accessallstate.com, our Internet Website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.

Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.

Allstate New York does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Regular and/or express mail will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. Allstate New York reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

LEGAL MATTERS

All matters of New York law pertaining to the Annuities, including the validity of the Annuities and Allstate New York’s right to issue such Annuities under New York law, have been passed upon by Susan L. Lees, General Counsel of Allstate New York.

On April 17, 2009, AST Investment Services, Inc. (“ASISI”) one of the investment managers of Advanced Series Trust, settled separate administrative proceedings brought by the SEC and the New York Attorney General’s Office (“NYAG”) regarding market timing activities of ASISI related to certain variable annuities and Advanced Series Trust. The settlements relate to conduct that generally occurred between January 1998 and September 2003. Prudential Financial, Inc. (“Prudential Financial”) acquired ASISI, formerly named American Skandia Investment Services, Inc., from Skandia Insurance Company Ltd. (publ) in May 2003. Subsequent to the acquisition, Prudential Financial implemented controls, procedures and measures designed to protect customers from the types of activities involved in these settlements. Under the terms of the settlements, ASISI is paying a total of $34 million in disgorgement and an additional $34 million as a civil money penalty, and ASISI has undertaken that by the end of 2009 it will undergo a compliance review by an independent third party, who shall issue a report of its findings and recommendations to ASISI’s Board of Directors, the Audit Committee of Advanced Series Trust and the Staff of the SEC. Prudential Investments LLC, the other investment manager of Advanced Series Trust, is not involved in the settlements.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The following are the contents of the Statement of Additional Information:

. Additions, Deletions or Substitutions of Investments

. The Annuities

. Company

. Principal Underwriter

. Allocation of Initial Purchase Payment

. Determination of Accumulation Unit Values

. General Matters

. Experts

. Financial Statements

. Appendix A - Accumulation Unit Values

. Separate Account Financial Information

. Company Financial Information

APPENDIX A - ACCUMULATION UNIT VALUES

As we have indicated throughout this prospectus, each Annuity is a contract that allows you to select or decline any of several features that carries with it a specific asset-based charge. We maintain a unique unit value corresponding to each combination of such contract features. Here we depict the historical unit values corresponding to the contract features bearing the highest and lowest combinations of asset-based charges. The remaining unit values appear in the Statement of Additional Information, which you may obtain free of charge, by calling 1-877-234-8688 or by writing to us at the Annuity Service Center, P.O. Box 70178, Philadelphia, PA 19176. As discussed in the prospectus, if you select certain optional benefits, we limit the investment options to which you may allocate your Account Value. In certain of these accumulation unit value tables, we set forth accumulation unit values that assume election of one or more of such optional benefits and allocation of Account Value to portfolios that currently are not permitted as part of such optional benefits. Such unit values are set forth for general reference purposes only, and are not intended to indicate that such portfolios may be acquired along with those optional benefits.

ALLSTATE RETIREMENT ACCESS B SERIES

Allstate Life Insurance Company of New York Prospectus

ACCUMULATION UNIT VALUES: Basic Death Benefit Only (1.15%)

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

AST AllianceBernstein Growth & Income Portfolio
11/01/2007 to 12/31/2007	$10.25216	$10.23019	0
01/01/2008 to 12/31/2008	$10.23019	$5.99845	0

AST T. Rowe Price Large-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.55518	$10.10082	0
01/01/2008 to 12/31/2008	$10.10082	$5.93496	0

AST American Century Income & Growth Portfolio
11/01/2007 to 12/31/2007	$9.98801	$9.58052	0
01/01/2008 to 12/31/2008	$9.58052	$6.18060	0

AST Schroders Multi-Asset World Strategies Portfolio formerly, AST American Century Strategic Allocation Portfolio
11/01/2007 to 12/31/2007	$10.54558	$10.44198	0
01/01/2008 to 12/31/2008	$10.44198	$7.20649	0

AST Money Market Portfolio
11/01/2007 to 12/31/2007	$10.09711	$10.15309	0
01/01/2008 to 12/31/2008	$10.15309	$10.28948	0

AST Cohen & Steers Realty Portfolio
11/01/2007 to 12/31/2007	$10.79159	$9.38860	0
01/01/2008 to 12/31/2008	$9.38860	$6.02842	0

AST UBS Dynamic Alpha Portfolio
11/01/2007 to 12/31/2007	$9.69583	$9.71560	0
01/01/2008 to 12/31/2008	$9.71560	$7.91296	0

AST DeAm Large-Cap Value Portfolio
11/01/2007 to 12/31/2007	$10.14926	$9.83615	0
01/01/2008 to 12/31/2008	$9.83615	$6.09701	0

AST Neuberger Berman Small-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$11.54889	$11.26442	0
01/01/2008 to 12/31/2008	$11.26442	$6.39907	0

AST DeAm Small-Cap Value Portfolio
11/01/2007 to 12/31/2007	$9.35201	$8.85444	0
01/01/2008 to 07/18/2008	$8.85444	$8.13582	0

AST High Yield Portfolio
11/01/2007 to 12/31/2007	$10.65643	$10.54919	0
01/01/2008 to 12/31/2008	$10.54919	$7.76519	0

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

AST Federated Aggressive Growth Portfolio
11/01/2007 to 12/31/2007	$10.50749	$10.23799	0
01/01/2008 to 12/31/2008	$10.23799	$5.65876	0

AST Mid-Cap Value Portfolio
11/01/2007 to 12/31/2007	$10.17442	$9.77256	0
01/01/2008 to 12/31/2008	$9.77256	$5.97799	0

AST Small-Cap Value Portfolio
11/01/2007 to 12/31/2007	$9.91091	$9.47580	0
01/01/2008 to 12/31/2008	$9.47580	$6.58410	0

AST Goldman Sachs Concentrated Growth Portfolio
11/01/2007 to 12/31/2007	$10.77641	$10.43403	0
01/01/2008 to 12/31/2008	$10.43403	$6.16137	0

AST Goldman Sachs Mid-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.57718	$10.45031	0
01/01/2008 to 12/31/2008	$10.45031	$6.11692	0

AST Goldman Sachs Small-Cap Value Portfolio
07/21/2008* to 12/31/2008	$10.03395	$7.65765	0

AST Large-Cap Value Portfolio
11/01/2007 to 12/31/2007	$9.98440	$9.58244	0
01/01/2008 to 12/31/2008	$9.58244	$5.54292	0

AST Lord Abbett Bond-Debenture Portfolio
11/01/2007 to 12/31/2007	$10.55167	$10.42273	0
01/01/2008 to 12/31/2008	$10.42273	$7.90817	0

AST Marsico Capital Growth Portfolio
11/01/2007 to 12/31/2007	$11.25993	$10.85115	0
01/01/2008 to 12/31/2008	$10.85115	$6.04393	0

AST MFS Growth Portfolio
11/01/2007 to 12/31/2007	$10.84702	$10.79010	0
01/01/2008 to 12/31/2008	$10.79010	$6.79479	0

AST Neuberger Berman Mid-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.95361	$10.52611	0
01/01/2008 to 12/31/2008	$10.52611	$5.91259	0

AST Neuberger Berman/LSV Mid-Cap Value Portfolio formerly, AST Neuberger Berman Mid-Cap Value Portfolio
11/01/2007 to 12/31/2007	$10.21149	$10.04861	0
01/01/2008 to 12/31/2008	$10.04861	$5.73621	0

AST Small-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.08472	$9.89351	0
01/01/2008 to 12/31/2008	$9.89351	$6.35771	0

AST PIMCO Limited Maturity Bond Portfolio
11/01/2007 to 12/31/2007	$10.22195	$10.36790	0
01/01/2008 to 12/31/2008	$10.36790	$10.36432	0

AST PIMCO Total Return Bond Portfolio
11/01/2007 to 12/31/2007	$10.39974	$10.62891	0
01/01/2008 to 12/31/2008	$10.62891	$10.27050	0

AST AllianceBernstein Core Value Portfolio
11/01/2007 to 12/31/2007	$9.89182	$9.50749	0
01/01/2008 to 12/31/2008	$9.50749	$5.46249	0

AST QMA US Equity Alpha formerly, AST AllianceBernstein Managed Index 500 Portfolio
11/01/2007 to 12/31/2007	$10.20188	$9.77111	0
01/01/2008 to 12/31/2008	$9.77111	$5.91991	0

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

AST T. Rowe Price Natural Resources Portfolio
11/01/2007 to 12/31/2007	$11.30337	$11.66699	0
01/01/2008 to 12/31/2008	$11.66699	$5.76870	0

AST T. Rowe Price Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.40127	$10.22655	0
01/01/2008 to 12/31/2008	$10.22655	$7.48722	0

AST International Value Portfolio
11/01/2007 to 12/31/2007	$11.00739	$10.49686	0
01/01/2008 to 12/31/2008	$10.49686	$5.81109	0

AST MFS Global Equity Portfolio
11/01/2007 to 12/31/2007	$10.51408	$10.45680	0
01/01/2008 to 12/31/2008	$10.45680	$6.82398	0

AST JPMorgan International Equity Portfolio
11/01/2007 to 12/31/2007	$10.55361	$10.36729	0
01/01/2008 to 12/31/2008	$10.36729	$6.00813	0

AST T. Rowe Price Global Bond Portfolio
11/01/2007 to 12/31/2007	$10.54922	$10.63509	0
01/01/2008 to 12/31/2008	$10.63509	$10.25810	0

AST International Growth Portfolio
11/01/2007 to 12/31/2007	$11.60031	$11.09600	0
01/01/2008 to 12/31/2008	$11.09600	$5.45945	0

AST Aggressive Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.72400	$10.38219	0
01/01/2008 to 12/31/2008	$10.38219	$5.91956	0

AST Capital Growth Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.67289	$10.44244	0
01/01/2008 to 12/31/2008	$10.44244	$6.71665	536

AST Academic Strategies Asset Allocation Portfolio formerly, AST Balanced Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.63718	$10.45687	0
01/01/2008 to 12/31/2008	$10.45687	$7.04729	0

AST Balanced Asset Allocation Portfolio formerly, AST Conservative Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.59333	$10.46746	0
01/01/2008 to 12/31/2008	$10.46746	$7.37829	0

AST Preservation Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.52353	$10.51809	0
01/01/2008 to 12/31/2008	$10.51809	$8.37223	9,903

AST First Trust Balanced Target Portfolio
11/01/2007 to 12/31/2007	$10.79749	$10.45149	0
01/01/2008 to 12/31/2008	$10.45149	$6.76922	0

AST First Trust Capital Appreciation Target Portfolio
11/01/2007 to 12/31/2007	$11.12628	$10.58860	0
01/01/2008 to 12/31/2008	$10.58860	$6.20652	0

AST Advanced Strategies Portfolio
11/01/2007 to 12/31/2007	$10.68182	$10.50785	0
01/01/2008 to 12/31/2008	$10.50785	$7.29212	0

AST Investment Grade Bond Portfolio
05/01/2008* to 12/31/2008	$10.02972	$10.82778	1,013

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

AST Western Asset Core Plus Bond Portfolio
11/19/2007* to 12/31/2007	$9.99906	$9.98594	0
01/01/2008 to 12/31/2008	$9.98594	$9.35793	0

ProFund VP Consumer Services
05/01/2008* to 12/31/2008	$10.26814	$7.06662	0

ProFund VP Consumer Goods Portfolio
05/01/2008* to 12/31/2008	$10.08913	$7.69783	0

ProFund VP Financials
05/01/2008* to 12/31/2008	$10.38584	$5.29027	0

ProFund VP Health Care

05/01/2008* to 12/31/2008	$10.15206	$8.36475	0

ProFund VP Industrials
05/01/2008* to 12/31/2008	$10.16557	$6.11777	0

ProFund VP Mid-Cap Growth
05/01/2008* to 12/31/2008	$10.07257	$6.22099	0

ProFund VP Mid-Cap Value
05/01/2008* to 12/31/2008	$10.18855	$6.48634	0

ProFund VP Real Estate
05/01/2008* to 12/31/2008	$10.25905	$5.53725	0

ProFund VP Small-Cap Growth
05/01/2008* to 12/31/2008	$10.11370	$6.83301	0

ProFund VP Small-Cap Value
05/01/2008* to 12/31/2008	$10.22870	$7.20372	0

ProFund VP Telecommunications
05/01/2008* to 12/31/2008	$10.27827	$7.29351	0

ProFund VP Utilities
05/01/2008* to 12/31/2008	$10.09872	$7.24002	0

ProFund VP Large-Cap Growth
05/01/2008* to 12/31/2008	$10.11080	$6.73955	0

ProFund VP Large-Cap Value
05/01/2008* to 12/31/2008	$10.24158	$6.29322	0

AST Global Real Estate Portfolio
07/21/2008* to 12/31/2008	$10.17574	$6.12807	0

AST Parametric Emerging Markets Equity Portfolio
07/21/2008* to 12/31/2008	$10.10180	$5.58716	0

AST Focus Four Plus Portfolio
07/21/2008* to 12/31/2008	$9.99906	$7.49078	0

Franklin Templeton VIP Founding Funds Allocation Fund
05/01/2008* to 12/31/2008	$10.07825	$6.66607	32,759

AST CLS Growth Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.09942	$6.72110	0

AST CLS Moderate Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.08124	$7.37227	0

AST Horizon Growth Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.11193	$7.16465	0

AST Horizon Moderate Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.08942	$7.64236	0

AST Niemann Capital Growth Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.10375	$7.53306	0

* Denotes the start date of these sub-accounts

ALLSTATE RETIREMENT ACCESS B SERIES

Allstate Life Insurance Company of New York Prospectus

ACCUMULATION UNIT VALUES: TrueIncome or TrueIncome Highest Daily and Highest Anniversary Value (“HAV”) Death Benefit (2.00%)

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

AST AllianceBernstein Growth & Income Portfolio
11/01/2007 to 12/31/2007	$10.22940	$10.19345	0
01/01/2008 to 12/31/2008	$10.19345	$5.92701	0

AST T. Rowe Price Large-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.53176	$10.06447	0
01/01/2008 to 12/31/2008	$10.06447	$5.86411	0

AST American Century Income & Growth Portfolio
11/01/2007 to 12/31/2007	$9.96581	$9.54608	0
01/01/2008 to 12/31/2008	$9.54608	$6.10700	0

AST Schroders Multi-Asset World Strategies Portfolio formerly, AST American Century Strategic Allocation Portfolio
11/01/2007 to 12/31/2007	$10.52222	$10.40452	0
01/01/2008 to 12/31/2008	$10.40452	$7.12072	0

AST Money Market Portfolio
11/01/2007 to 12/31/2007	$10.07467	$10.11657	0
01/01/2008 to 12/31/2008	$10.11657	$10.16688	0

AST Cohen & Steers Realty Portfolio
11/01/2007 to 12/31/2007	$10.76767	$9.35482	0
01/01/2008 to 12/31/2008	$9.35482	$5.95633	0

AST UBS Dynamic Alpha Portfolio
11/01/2007 to 12/31/2007	$9.67427	$9.68064	0
01/01/2008 to 12/31/2008	$9.68064	$7.81882	521

AST DeAm Large-Cap Value Portfolio
11/01/2007 to 12/31/2007	$10.12669	$9.80074	0
01/01/2008 to 12/31/2008	$9.80074	$6.02426	0

AST Neuberger Berman Small-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$11.52330	$11.22401	0
01/01/2008 to 12/31/2008	$11.22401	$6.32280	0

AST DeAm Small-Cap Value Portfolio
11/01/2007 to 12/31/2007	$9.33125	$8.82257	0
01/01/2008 to 07/18/2008	$8.82257	$8.06950	0

AST High Yield Portfolio
11/01/2007 to 12/31/2007	$10.63272	$10.51124	0
01/01/2008 to 12/31/2008	$10.51124	$7.67272	0

AST Federated Aggressive Growth Portfolio
11/01/2007 to 12/31/2007	$10.48417	$10.20117	0
01/01/2008 to 12/31/2008	$10.20117	$5.59124	0

AST Mid-Cap Value Portfolio
11/01/2007 to 12/31/2007	$10.15185	$9.73741	0
01/01/2008 to 12/31/2008	$9.73741	$5.90672	0

AST Small-Cap Value Portfolio
11/01/2007 to 12/31/2007	$9.88891	$9.44177	0
01/01/2008 to 12/31/2008	$9.44177	$6.50560	0

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

AST Goldman Sachs Concentrated Growth Portfolio
11/01/2007 to 12/31/2007	$10.75255	$10.39654	0
01/01/2008 to 12/31/2008	$10.39654	$6.08795	0

AST Goldman Sachs Mid-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.55372	$10.41274	0
01/01/2008 to 12/31/2008	$10.41274	$6.04394	0

AST Goldman Sachs Small-Cap Value Portfolio
07/21/2008* to 12/31/2008	$10.03326	$7.62849	0

AST Large-Cap Value Portfolio
11/01/2007 to 12/31/2007	$9.96224	$9.54804	0
01/01/2008 to 12/31/2008	$9.54804	$5.47685	0

AST Lord Abbett Bond-Debenture Portfolio
11/01/2007 to 12/31/2007	$10.52821	$10.38530	0
01/01/2008 to 12/31/2008	$10.38530	$7.81406	0

AST Marsico Capital Growth Portfolio
11/01/2007 to 12/31/2007	$11.23489	$10.81211	0
01/01/2008 to 12/31/2008	$10.81211	$5.97186	0

AST MFS Growth Portfolio
11/01/2007 to 12/31/2007	$10.82295	$10.75131	0
01/01/2008 to 12/31/2008	$10.75131	$6.71375	0

AST Neuberger Berman Mid-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.92930	$10.48828	0
01/01/2008 to 12/31/2008	$10.48828	$5.84206	0

AST Neuberger Berman/LSV Mid-Cap Value Portfolio formerly, AST Neuberger Berman Mid-Cap Value Portfolio
11/01/2007 to 12/31/2007	$10.18877	$10.01240	0
01/01/2008 to 12/31/2008	$10.01240	$5.66775	0

AST Small-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.06232	$9.85785	0
01/01/2008 to 12/31/2008	$9.85785	$6.28194	0

AST PIMCO Limited Maturity Bond Portfolio
11/01/2007 to 12/31/2007	$10.19919	$10.33058	0
01/01/2008 to 12/31/2008	$10.33058	$10.24080	0

AST PIMCO Total Return Bond Portfolio
11/01/2007 to 12/31/2007	$10.37669	$10.59076	0
01/01/2008 to 12/31/2008	$10.59076	$10.14838	0

AST AllianceBernstein Core Value Portfolio
11/01/2007 to 12/31/2007	$9.86978	$9.47323	0
01/01/2008 to 12/31/2008	$9.47323	$5.39723	0

AST QMA US Equity Alpha formerly, AST AllianceBernstein Managed Index 500 Portfolio
11/01/2007 to 12/31/2007	$10.17922	$9.73599	0
01/01/2008 to 12/31/2008	$9.73599	$5.84939	0

AST T. Rowe Price Natural Resources Portfolio
11/01/2007 to 12/31/2007	$11.27831	$11.62509	0
01/01/2008 to 12/31/2008	$11.62509	$5.69990	0

AST T. Rowe Price Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.37817	$10.18982	0
01/01/2008 to 12/31/2008	$10.18982	$7.39806	1,427

AST International Value Portfolio
11/01/2007 to 12/31/2007	$10.98300	$10.45916	0
01/01/2008 to 12/31/2008	$10.45916	$5.74172	0

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

AST MFS Global Equity Portfolio
11/01/2007 to 12/31/2007	$10.49076	$10.41923	0
01/01/2008 to 12/31/2008	$10.41923	$6.74262	0

AST JPMorgan International Equity Portfolio
11/01/2007 to 12/31/2007	$10.53018	$10.33000	0
01/01/2008 to 12/31/2008	$10.33000	$5.93648	0

AST T. Rowe Price Global Bond Portfolio
11/01/2007 to 12/31/2007	$10.52578	$10.59688	0
01/01/2008 to 12/31/2008	$10.59688	$10.13609	0

AST International Growth Portfolio
11/01/2007 to 12/31/2007	$11.57462	$11.05612	0
01/01/2008 to 12/31/2008	$11.05612	$5.39424	0

AST Aggressive Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.70023	$10.34491	0
01/01/2008 to 12/31/2008	$10.34491	$5.84907	0

AST Capital Growth Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.64917	$10.40487	0
01/01/2008 to 12/31/2008	$10.40487	$6.63661	709

AST Academic Strategies Asset Allocation Portfolio formerly, AST Balanced Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.61358	$10.41927	0
01/01/2008 to 12/31/2008	$10.41927	$6.96330	1,073

AST Balanced Asset Allocation Portfolio formerly, AST Conservative Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.56985	$10.42986	0
01/01/2008 to 12/31/2008	$10.42986	$7.29038	0

AST Preservation Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.50023	$10.48036	0
01/01/2008 to 12/31/2008	$10.48036	$8.27260	5,848

AST First Trust Balanced Target Portfolio
11/01/2007 to 12/31/2007	$10.77358	$10.41395	0
01/01/2008 to 12/31/2008	$10.41395	$6.68856	103

AST First Trust Capital Appreciation Target Portfolio
11/01/2007 to 12/31/2007	$11.10162	$10.55057	0
01/01/2008 to 12/31/2008	$10.55057	$6.13261	775

AST Advanced Strategies Portfolio
11/01/2007 to 12/31/2007	$10.65813	$10.47008	0
01/01/2008 to 12/31/2008	$10.47008	$7.20529	0

AST Investment Grade Bond Portfolio
05/01/2008* to 12/31/2008	$10.02949	$10.76729	0

AST Western Asset Core Plus Bond Portfolio
11/19/2007* to 12/31/2007	$9.99837	$9.97564	0
01/01/2008 to 12/31/2008	$9.97564	$9.27028	0

AST Bond Portfolio 2018
05/01/2008* to 12/31/2008	$10.02964	$12.15196	0

AST Bond Portfolio 2019
05/01/2008* to 12/31/2008	$10.02961	$12.20922	0

ProFund VP Consumer Services
05/01/2008* to 12/31/2008	$10.26792	$7.02704	0

ProFund VP Consumer Goods Portfolio
05/01/2008* to 12/31/2008	$10.08890	$7.65473	0

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

ProFund VP Financials
05/01/2008* to 12/31/2008	$10.38561	$5.26039	0

ProFund VP Health Care
05/01/2008* to 12/31/2008	$10.15183	$8.31794	0

ProFund VP Industrials
05/01/2008* to 12/31/2008	$10.16534	$6.08347	0

ProFund VP Mid-Cap Growth
05/01/2008* to 12/31/2008	$10.07235	$6.18606	0

ProFund VP Mid-Cap Value
05/01/2008* to 12/31/2008	$10.18832	$6.44991	0

ProFund VP Real Estate
05/01/2008* to 12/31/2008	$10.25882	$5.50598	0

ProFund VP Small-Cap Growth
05/01/2008* to 12/31/2008	$10.11347	$6.79467	0

ProFund VP Small-Cap Value
05/01/2008* to 12/31/2008	$10.22847	$7.16333	0

ProFund VP Telecommunications
05/01/2008* to 12/31/2008	$10.27804	$7.25266	0

ProFund VP Utilities
05/01/2008* to 12/31/2008	$10.09850	$7.19946	0

ProFund VP Large-Cap Growth
05/01/2008* to 12/31/2008	$10.11057	$6.70173	0

ProFund VP Large-Cap Value
05/01/2008* to 12/31/2008	$10.24135	$6.25788	0

AST Global Real Estate Portfolio
07/21/2008* to 12/31/2008	$10.17506	$6.10465	0

AST Parametric Emerging Markets Equity Portfolio
07/21/2008* to 12/31/2008	$10.10112	$5.56589	0

AST Focus Four Plus Portfolio
07/21/2008* to 12/31/2008	$9.99838	$7.46229	0

Franklin Templeton VIP Founding Funds Allocation Fund
05/01/2008* to 12/31/2008	$10.07802	$6.62866	6,080

AST CLS Growth Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.09919	$6.68338	0

AST CLS Moderate Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.08101	$7.33097	0

AST Horizon Growth Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.11170	$7.12451	0

AST Horizon Moderate Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.08919	$7.59959	0

AST Niemann Capital Growth Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.10352	$7.49086	0

* Denotes the start date of these sub-accounts

ALLSTATE RETIREMENT ACCESS L SERIES

Allstate Life Insurance Company of New York Prospectus

ACCUMULATION UNIT VALUES: Basic Death Benefit Only (1.50%)

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

AST AllianceBernstein Growth & Income Portfolio
11/01/2007 to 12/31/2007	$10.24278	$10.21505	0
01/01/2008 to 12/31/2008	$10.21505	$5.96882	0

AST T. Rowe Price Large-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.54546	$10.08574	0
01/01/2008 to 12/31/2008	$10.08574	$5.90554	0

AST American Century Income & Growth Portfolio
11/01/2007 to 12/31/2007	$9.97887	$9.56632	0
01/01/2008 to 12/31/2008	$9.56632	$6.15018	0

AST Schroders Multi-Asset World Strategies Portfolio formerly, AST American Century Strategic Allocation Portfolio
11/01/2007 to 12/31/2007	$10.53596	$10.42652	0
01/01/2008 to 12/31/2008	$10.42652	$7.17097	0

AST Money Market Portfolio
11/01/2007 to 12/31/2007	$10.08777	$10.13792	0
01/01/2008 to 12/31/2008	$10.13792	$10.23870	0

AST Cohen & Steers Realty Portfolio
11/01/2007 to 12/31/2007	$10.78168	$9.37462	0
01/01/2008 to 12/31/2008	$9.37462	$5.99858	0

AST UBS Dynamic Alpha Portfolio
11/01/2007 to 12/31/2007	$9.68696	$9.70119	0
01/01/2008 to 12/31/2008	$9.70119	$7.87406	0

AST DeAm Large-Cap Value Portfolio
11/01/2007 to 12/31/2007	$10.13998	$9.82154	0
01/01/2008 to 12/31/2008	$9.82154	$6.06690	0

AST Neuberger Berman Small-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$11.53835	$11.24772	0
01/01/2008 to 12/31/2008	$11.24772	$6.36737	0

AST DeAm Small-Cap Value Portfolio
11/01/2007 to 12/31/2007	$9.34341	$8.84127	0
01/01/2008 to 07/18/2008	$8.84127	$8.10838	0

AST High Yield Portfolio
11/01/2007 to 12/31/2007	$10.64663	$10.53352	0
01/01/2008 to 12/31/2008	$10.53352	$7.72692	0

AST Federated Aggressive Growth Portfolio
11/01/2007 to 12/31/2007	$10.49785	$10.22279	0
01/01/2008 to 12/31/2008	$10.22279	$5.63081	0

AST Mid-Cap Value Portfolio
11/01/2007 to 12/31/2007	$10.16511	$9.75803	0
01/01/2008 to 12/31/2008	$9.75803	$5.94845	0

AST Small-Cap Value Portfolio
11/01/2007 to 12/31/2007	$9.90183	$9.46174	0
01/01/2008 to 12/31/2008	$9.46174	$6.55164	0

AST Goldman Sachs Concentrated Growth Portfolio
11/01/2007 to 12/31/2007	$10.76657	$10.41858	0
01/01/2008 to 12/31/2008	$10.41858	$6.13100	0

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

AST Goldman Sachs Mid-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.56747	$10.43475	0
01/01/2008 to 12/31/2008	$10.43475	$6.08671	0

AST Goldman Sachs Small-Cap Value Portfolio
07/21/2008* to 12/31/2008	$10.03366	$7.64560	0

AST Large-Cap Value Portfolio
11/01/2007 to 12/31/2007	$9.97526	$9.56825	0
01/01/2008 to 12/31/2008	$9.56825	$5.51560	0

AST Lord Abbett Bond-Debenture Portfolio
11/01/2007 to 12/31/2007	$10.54197	$10.40723	0
01/01/2008 to 12/31/2008	$10.40723	$7.86918	0

AST Marsico Capital Growth Portfolio
11/01/2007 to 12/31/2007	$11.24956	$10.83502	0
01/01/2008 to 12/31/2008	$10.83502	$6.01404	0

AST MFS Growth Portfolio
11/01/2007 to 12/31/2007	$10.83712	$10.77409	0
01/01/2008 to 12/31/2008	$10.77409	$6.76122	0

AST Neuberger Berman Mid-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.94354	$10.51047	0
01/01/2008 to 12/31/2008	$10.51047	$5.88338	0

AST Neuberger Berman/LSV Mid-Cap Value Portfolio formerly, AST Neuberger Berman Mid-Cap Value Portfolio
11/01/2007 to 12/31/2007	$10.20210	$10.03366	0
01/01/2008 to 12/31/2008	$10.03366	$5.70783	0

AST Small-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.07544	$9.87873	0
01/01/2008 to 12/31/2008	$9.87873	$6.32631	0

AST PIMCO Limited Maturity Bond Portfolio
11/01/2007 to 12/31/2007	$10.21261	$10.35253	0
01/01/2008 to 12/31/2008	$10.35253	$10.31309	0

AST PIMCO Total Return Bond Portfolio
11/01/2007 to 12/31/2007	$10.39024	$10.61317	0
01/01/2008 to 12/31/2008	$10.61317	$10.21996	0

AST AllianceBernstein Core Value Portfolio
11/01/2007 to 12/31/2007	$9.88268	$9.49328	0
01/01/2008 to 12/31/2008	$9.49328	$5.43545	0

AST QMA US Equity Alpha formerly, AST AllianceBernstein Managed Index 500 Portfolio
11/01/2007 to 12/31/2007	$10.19252	$9.75661	0
01/01/2008 to 12/31/2008	$9.75661	$5.89074	0

AST T. Rowe Price Natural Resources Portfolio
11/01/2007 to 12/31/2007	$11.29295	$11.64962	0
01/01/2008 to 12/31/2008	$11.64962	$5.74017	0

AST T. Rowe Price Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.39174	$10.21138	0
01/01/2008 to 12/31/2008	$10.21138	$7.45021	0

AST International Value Portfolio
11/01/2007 to 12/31/2007	$10.99739	$10.48133	0
01/01/2008 to 12/31/2008	$10.48133	$5.78239	0

AST MFS Global Equity Portfolio
11/01/2007 to 12/31/2007	$10.50444	$10.44129	0
01/01/2008 to 12/31/2008	$10.44129	$6.79032	0

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

AST JPMorgan International Equity Portfolio
11/01/2007 to 12/31/2007	$10.54392	$10.35188	0
01/01/2008 to 12/31/2008	$10.35188	$5.97843	0

AST T. Rowe Price Global Bond Portfolio
11/01/2007 to 12/31/2007	$10.53952	$10.61932	0
01/01/2008 to 12/31/2008	$10.61932	$10.20756	0

AST International Growth Portfolio
11/01/2007 to 12/31/2007	$11.58971	$11.07952	0
01/01/2008 to 12/31/2008	$11.07952	$5.43245	0

AST Aggressive Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.71419	$10.36673	0
01/01/2008 to 12/31/2008	$10.36673	$5.89032	0

AST Capital Growth Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.66310	$10.42695	0
01/01/2008 to 12/31/2008	$10.42695	$6.68349	0

AST Academic Strategies Asset Allocation Portfolio formerly, AST Balanced Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.62750	$10.44139	0
01/01/2008 to 12/31/2008	$10.44139	$7.01262	0

AST Balanced Asset Allocation Portfolio formerly, AST Conservative Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.58367	$10.45195	0
01/01/2008 to 12/31/2008	$10.45195	$7.34190	0

AST Preservation Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.51391	$10.50250	0
01/01/2008 to 12/31/2008	$10.50250	$8.33099	0

AST First Trust Balanced Target Portfolio
11/01/2007 to 12/31/2007	$10.78764	$10.43602	0
01/01/2008 to 12/31/2008	$10.43602	$6.73586	0

AST First Trust Capital Appreciation Target Portfolio
11/01/2007 to 12/31/2007	$11.11611	$10.57296	0
01/01/2008 to 12/31/2008	$10.57296	$6.17596	0

AST Advanced Strategies Portfolio
11/01/2007 to 12/31/2007	$10.67204	$10.49227	0
01/01/2008 to 12/31/2008	$10.49227	$7.25618	0

AST Investment Grade Bond Portfolio
05/01/2008* to 12/31/2008	$10.02962	$10.80279	0

AST Western Asset Core Plus Bond Portfolio
11/19/2007* to 12/31/2007	$9.99878	$9.98165	0
01/01/2008 to 12/31/2008	$9.98165	$9.32155	0

AST Bond Portfolio 2018
05/01/2008* to 12/31/2008	$10.02977	$12.19193	0

AST Bond Portfolio 2019
05/01/2008* to 12/31/2008	$10.02974	$12.24934	0

AST Global Real Estate Portfolio
07/21/2008* to 12/31/2008	$10.17546	$6.11840	0

AST Parametric Emerging Markets Equity Portfolio
07/21/2008* to 12/31/2008	$10.10152	$5.57836	0

AST Focus Four Plus Portfolio
07/21/2008* to 12/31/2008	$9.99878	$7.47904	0

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

Franklin Templeton VIP Founding Funds Allocation Fund
05/01/2008* to 12/31/2008	$10.07816	$6.65060	0

AST CLS Growth Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.09932	$6.70554	0

AST CLS Moderate Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.08114	$7.35523	0

AST Horizon Growth Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.11184	$7.14807	0

AST Horizon Moderate Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.08932	$7.62472	0

AST Niemann Capital Growth Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.10365	$7.51558	0

ProFund VP Mid-Cap Value
05/01/2008* to 12/31/2008	$10.18846	$6.47128	0

ProFund VP Mid-Cap Growth
05/01/2008* to 12/31/2008	$10.07248	$6.20657	0

ProFund VP Small-Cap Value
05/01/2008* to 12/31/2008	$10.22860	$7.18694	0

ProFund VP Small-Cap Growth
05/01/2008* to 12/31/2008	$10.11361	$6.81715	0

ProFund VP Consumer Services
05/01/2008* to 12/31/2008	$10.26805	$7.05023	0

ProFund VP Consumer Goods Portfolio
05/01/2008* to 12/31/2008	$10.08904	$7.68001	0

ProFund VP Financials
05/01/2008* to 12/31/2008	$10.38575	$5.27795	0

ProFund VP Health Care
05/01/2008* to 12/31/2008	$10.15197	$8.34539	0

ProFund VP Real Estate
05/01/2008* to 12/31/2008	$10.25896	$5.52426	0

ProFund VP Telecommunications
05/01/2008* to 12/31/2008	$10.27818	$7.27659	0

ProFund VP Utilities
05/01/2008* to 12/31/2008	$10.09863	$7.22324	0

ProFund VP Industrials
05/01/2008* to 12/31/2008	$10.16548	$6.10363	0

ProFund VP Large-Cap Growth
05/01/2008* to 12/31/2008	$10.11070	$6.72389	0

ProFund VP Large-Cap Value
05/01/2008* to 12/31/2008	$10.24148	$6.27859	0

* Denotes the start date of these sub-accounts

ALLSTATE RETIREMENT ACCESS L SERIES

Allstate Life Insurance Company of New York Prospectus

ACCUMULATION UNIT VALUES: TrueIncome or TrueIncome Highest Daily and Highest Anniversary Value (“HAV”) Death Benefit (2.35%)

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

AST AllianceBernstein Growth & Income Portfolio
11/01/2007 to 12/31/2007	$10.22011	$10.17840	0
01/01/2008 to 12/31/2008	$10.17840	$5.89787	0

AST T. Rowe Price Large-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.52217	$10.04962	0
01/01/2008 to 12/31/2008	$10.04962	$5.83535	0

AST American Century Income & Growth Portfolio
11/01/2007 to 12/31/2007	$9.95679	$9.53206	0
01/01/2008 to 12/31/2008	$9.53206	$6.07709	0

AST Schroders Multi-Asset World Strategies Portfolio formerly, AST American Century Strategic Allocation Portfolio
11/01/2007 to 12/31/2007	$10.51264	$10.38915	0
01/01/2008 to 12/31/2008	$10.38915	$7.08586	0

AST Money Market Portfolio
11/01/2007 to 12/31/2007	$10.06546	$10.10167	0
01/01/2008 to 12/31/2008	$10.10167	$10.11730	0

AST Cohen & Steers Realty Portfolio
11/01/2007 to 12/31/2007	$10.75791	$9.34109	0
01/01/2008 to 12/31/2008	$9.34109	$5.92718	0

AST UBS Dynamic Alpha Portfolio
11/01/2007 to 12/31/2007	$9.66551	$9.66645	0
01/01/2008 to 12/31/2008	$9.66645	$7.78061	0

AST DeAm Large-Cap Value Portfolio
11/01/2007 to 12/31/2007	$10.11751	$9.78635	0
01/01/2008 to 12/31/2008	$9.78635	$5.99482	0

AST Neuberger Berman Small-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$11.51286	$11.20746	0
01/01/2008 to 12/31/2008	$11.20746	$6.29175	0

AST DeAm Small-Cap Value Portfolio
11/01/2007 to 12/31/2007	$9.32276	$8.80959	0
01/01/2008 to 07/18/2008	$8.80959	$8.04260	0

AST High Yield Portfolio
11/01/2007 to 12/31/2007	$10.62305	$10.49576	0
01/01/2008 to 12/31/2008	$10.49576	$7.63518	0

AST Federated Aggressive Growth Portfolio
11/01/2007 to 12/31/2007	$10.47462	$10.18612	0
01/01/2008 to 12/31/2008	$10.18612	$5.56378	0

AST Mid-Cap Value Portfolio
11/01/2007 to 12/31/2007	$10.14262	$9.72302	0
01/01/2008 to 12/31/2008	$9.72302	$5.87769	0

AST Small-Cap Value Portfolio
11/01/2007 to 12/31/2007	$9.87994	$9.42788	0
01/01/2008 to 12/31/2008	$9.42788	$6.47383	0

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

AST Goldman Sachs Concentrated Growth Portfolio
11/01/2007 to 12/31/2007	$10.74279	$10.38126	0
01/01/2008 to 12/31/2008	$10.38126	$6.05812	0

AST Goldman Sachs Mid-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.54411	$10.39737	0
01/01/2008 to 12/31/2008	$10.39737	$6.01433	0

AST Goldman Sachs Small-Cap Value Portfolio
07/21/2008* to 12/31/2008	$10.03298	$7.61659	0

AST Large-Cap Value Portfolio
11/01/2007 to 12/31/2007	$9.95320	$9.53397	0
01/01/2008 to 12/31/2008	$9.53397	$5.44996	0

AST Lord Abbett Bond-Debenture Portfolio
11/01/2007 to 12/31/2007	$10.51867	$10.36998	0
01/01/2008 to 12/31/2008	$10.36998	$7.77570	0

AST Marsico Capital Growth Portfolio
11/01/2007 to 12/31/2007	$11.22476	$10.79628	0
01/01/2008 to 12/31/2008	$10.79628	$5.94265	0

AST MFS Growth Portfolio
11/01/2007 to 12/31/2007	$10.81318	$10.73552	0
01/01/2008 to 12/31/2008	$10.73552	$6.68086	0

AST Neuberger Berman Mid-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.91936	$10.47285	0
01/01/2008 to 12/31/2008	$10.47285	$5.81343	0

AST Neuberger Berman/LSV Mid-Cap Value Portfolio formerly, AST Neuberger Berman Mid-Cap Value Portfolio
11/01/2007 to 12/31/2007	$10.17952	$9.99766	0
01/01/2008 to 12/31/2008	$9.99766	$5.64001	0

AST Small-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.05321	$9.84340	0
01/01/2008 to 12/31/2008	$9.84340	$6.25113	0

AST PIMCO Limited Maturity Bond Portfolio
11/01/2007 to 12/31/2007	$10.18997	$10.31545	0
01/01/2008 to 12/31/2008	$10.31545	$10.19085	0

AST PIMCO Total Return Bond Portfolio
11/01/2007 to 12/31/2007	$10.36726	$10.57519	0
01/01/2008 to 12/31/2008	$10.57519	$10.09881	0

AST AllianceBernstein Core Value Portfolio
11/01/2007 to 12/31/2007	$9.86083	$9.45929	0
01/01/2008 to 12/31/2008	$9.45929	$5.37079	0

AST QMA US Equity Alpha formerly, AST AllianceBernstein Managed Index 500 Portfolio
11/01/2007 to 12/31/2007	$10.16996	$9.72165	0
01/01/2008 to 12/31/2008	$9.72165	$5.82066	0

AST T. Rowe Price Natural Resources Portfolio
11/01/2007 to 12/31/2007	$11.26807	$11.60797	0
01/01/2008 to 12/31/2008	$11.60797	$5.67201	0

AST T. Rowe Price Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.36874	$10.17479	0
01/01/2008 to 12/31/2008	$10.17479	$7.36181	0

AST International Value Portfolio
11/01/2007 to 12/31/2007	$10.97306	$10.44377	0
01/01/2008 to 12/31/2008	$10.44377	$5.71367	0

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

AST MFS Global Equity Portfolio
11/01/2007 to 12/31/2007	$10.48123	$10.40390	0
01/01/2008 to 12/31/2008	$10.40390	$6.70967	0

AST JPMorgan International Equity Portfolio
11/01/2007 to 12/31/2007	$10.52062	$10.31482	0
01/01/2008 to 12/31/2008	$10.31482	$5.90744	0

AST T. Rowe Price Global Bond Portfolio
11/01/2007 to 12/31/2007	$10.51622	$10.58128	0
01/01/2008 to 12/31/2008	$10.58128	$10.08645	0

AST International Growth Portfolio
11/01/2007 to 12/31/2007	$11.56411	$11.03983	0
01/01/2008 to 12/31/2008	$11.03983	$5.36782	0

AST Aggressive Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.69050	$10.32965	0
01/01/2008 to 12/31/2008	$10.32965	$5.82033	0

AST Capital Growth Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.63951	$10.38959	0
01/01/2008 to 12/31/2008	$10.38959	$6.60409	0

AST Academic Strategies Asset Allocation Portfolio formerly, AST Balanced Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.60391	$10.40392	0
01/01/2008 to 12/31/2008	$10.40392	$6.92933	0

AST Balanced Asset Allocation Portfolio formerly, AST Conservative Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.56014	$10.41441	0
01/01/2008 to 12/31/2008	$10.41441	$7.25451	0

AST Preservation Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.49065	$10.46489	0
01/01/2008 to 12/31/2008	$10.46489	$8.23216	0

AST First Trust Balanced Target Portfolio
11/01/2007 to 12/31/2007	$10.76376	$10.39862	0
01/01/2008 to 12/31/2008	$10.39862	$6.65578	0

AST First Trust Capital Appreciation Target Portfolio
11/01/2007 to 12/31/2007	$11.09147	$10.53501	0
01/01/2008 to 12/31/2008	$10.53501	$6.10248	0

AST Advanced Strategies Portfolio
11/01/2007 to 12/31/2007	$10.64842	$10.45467	0
01/01/2008 to 12/31/2008	$10.45467	$7.17010	0

AST Western Asset Core Plus Bond Portfolio
11/19/2007* to 12/31/2007	$9.99809	$9.97138	0
01/01/2008 to 12/31/2008	$9.97138	$9.23451	0

AST Bond Portfolio 2018
05/01/2008* to 12/31/2008	$10.02955	$12.12416	0

AST Bond Portfolio 2019
05/01/2008* to 12/31/2008	$10.02952	$12.18124	0

AST Global Real Estate Portfolio
07/21/2008* to 12/31/2008	$10.17477	$6.09512	0

AST Parametric Emerging Markets Equity Portfolio
07/21/2008* to 12/31/2008	$10.10084	$5.55712	0

AST Focus Four Plus Portfolio
07/21/2008* to 12/31/2008	$9.99810	$7.45064	0

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

Franklin Templeton VIP Founding Funds Allocation Fund
05/01/2008* to 12/31/2008	$10.07793	$6.61351	0

AST CLS Growth Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.09909	$6.66803	0

AST CLS Moderate Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.08091	$7.31417	0

AST Horizon Growth Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.11161	$7.10814	0

AST Horizon Moderate Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.08910	$7.58214	0

AST Niemann Capital Growth Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.10342	$7.47366	0

ProFund VP Mid-Cap Value
05/01/2008* to 12/31/2008	$10.18823	$6.43508	0

ProFund VP Mid-Cap Growth
05/01/2008* to 12/31/2008	$10.07225	$6.17182	0

ProFund VP Small-Cap Value
05/01/2008* to 12/31/2008	$10.22837	$7.14677	0

ProFund VP Small-Cap Growth
05/01/2008* to 12/31/2008	$10.11338	$6.77901	0

ProFund VP Consumer Services
05/01/2008* to 12/31/2008	$10.26782	$7.01082	0

ProFund VP Consumer Goods Portfolio
05/01/2008* to 12/31/2008	$10.08881	$7.63717	0

ProFund VP Financials
05/01/2008* to 12/31/2008	$10.38552	$5.24823	0

ProFund VP Health Care
05/01/2008* to 12/31/2008	$10.15174	$8.29890	0

ProFund VP Real Estate
05/01/2008* to 12/31/2008	$10.25873	$5.49327	0

ProFund VP Telecommunications
05/01/2008* to 12/31/2008	$10.27795	$7.23610	0

ProFund VP Utilities
05/01/2008* to 12/31/2008	$10.09840	$7.18286	0

ProFund VP Industrials
05/01/2008* to 12/31/2008	$10.16525	$6.06947	0

ProFund VP Large-Cap Growth
05/01/2008* to 12/31/2008	$10.11048	$6.68630	0

ProFund VP Large-Cap Value
05/01/2008* to 12/31/2008	$10.24125	$6.24345	0

* Denotes the start date of these sub-accounts

ALLSTATE RETIREMENT ACCESS X SERIES

Allstate Life Insurance Company of New York Prospectus

ACCUMULATION UNIT VALUES: Basic Death Benefit Only (1.55%)

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

AST AllianceBernstein Growth & Income Portfolio
11/01/2007 to 12/31/2007	$10.24144	$10.21285	0
01/01/2008 to 12/31/2008	$10.21285	$5.96466	0

AST T. Rowe Price Large-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.54408	$10.08360	0
01/01/2008 to 12/31/2008	$10.08360	$5.90135	0

AST American Century Income & Growth Portfolio
11/01/2007 to 12/31/2007	$9.97755	$9.56427	0
01/01/2008 to 12/31/2008	$9.56427	$6.14588	0

AST Schroders Multi-Asset World Strategies Portfolio formerly, AST American Century Strategic Allocation Portfolio
11/01/2007 to 12/31/2007	$10.53457	$10.42431	0
01/01/2008 to 12/31/2008	$10.42431	$7.16588	0

AST Money Market Portfolio
11/01/2007 to 12/31/2007	$10.08651	$10.13590	0
01/01/2008 to 12/31/2008	$10.13590	$10.23157	0

AST Cohen & Steers Realty Portfolio
11/01/2007 to 12/31/2007	$10.78034	$9.37269	0
01/01/2008 to 12/31/2008	$9.37269	$5.99440	0

AST UBS Dynamic Alpha Portfolio
11/01/2007 to 12/31/2007	$9.68567	$9.69913	0
01/01/2008 to 12/31/2008	$9.69913	$7.86845	0

AST DeAm Large-Cap Value Portfolio
11/01/2007 to 12/31/2007	$10.13861	$9.81944	0
01/01/2008 to 12/31/2008	$9.81944	$6.06264	0

AST Neuberger Berman Small-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$11.53683	$11.24534	0
01/01/2008 to 12/31/2008	$11.24534	$6.36287	0

AST DeAm Small-Cap Value Portfolio
11/01/2007 to 12/31/2007	$9.34220	$8.83938	0
01/01/2008 to 07/18/2008	$8.83938	$8.10455	0

AST High Yield Portfolio
11/01/2007 to 12/31/2007	$10.64524	$10.53125	0
01/01/2008 to 12/31/2008	$10.53125	$7.72141	0

AST Federated Aggressive Growth Portfolio
11/01/2007 to 12/31/2007	$10.49645	$10.22055	0
01/01/2008 to 12/31/2008	$10.22055	$5.62670	0

AST Mid-Cap Value Portfolio
11/01/2007 to 12/31/2007	$10.16378	$9.75598	0
01/01/2008 to 12/31/2008	$9.75598	$5.94426	0

AST Small-Cap Value Portfolio
11/01/2007 to 12/31/2007	$9.90056	$9.45982	0
01/01/2008 to 12/31/2008	$9.45982	$6.54703	0

AST Goldman Sachs Concentrated Growth Portfolio
11/01/2007 to 12/31/2007	$10.76516	$10.41636	0
01/01/2008 to 12/31/2008	$10.41636	$6.12668	0

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

AST Goldman Sachs Mid-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.56613	$10.43258	0
01/01/2008 to 12/31/2008	$10.43258	$6.08239	0

AST Goldman Sachs Small-Cap Value Portfolio
07/21/2008* to 12/31/2008	$10.03362	$7.64383	0

AST Large-Cap Value Portfolio
11/01/2007 to 12/31/2007	$9.97397	$9.56624	0
01/01/2008 to 12/31/2008	$9.56624	$5.51161	0

AST Lord Abbett Bond-Debenture Portfolio
11/01/2007 to 12/31/2007	$10.54056	$10.40502	0
01/01/2008 to 12/31/2008	$10.40502	$7.86353	0

AST Marsico Capital Growth Portfolio
11/01/2007 to 12/31/2007	$11.24810	$10.83274	0
01/01/2008 to 12/31/2008	$10.83274	$6.00981	0

AST MFS Growth Portfolio
11/01/2007 to 12/31/2007	$10.83571	$10.77184	0
01/01/2008 to 12/31/2008	$10.77184	$6.75648	0

AST Neuberger Berman Mid-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.94210	$10.50826	0
01/01/2008 to 12/31/2008	$10.50826	$5.87924	0

AST Neuberger Berman/LSV Mid-Cap Value Portfolio formerly, AST Neuberger Berman Mid-Cap Value Portfolio
11/01/2007 to 12/31/2007	$10.20079	$10.03153	0
01/01/2008 to 12/31/2008	$10.03153	$5.70384	0

AST Small-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.07416	$9.87668	0
01/01/2008 to 12/31/2008	$9.87668	$6.32175	0

AST PIMCO Limited Maturity Bond Portfolio
11/01/2007 to 12/31/2007	$10.21125	$10.35032	0
01/01/2008 to 12/31/2008	$10.35032	$10.30596	0

AST PIMCO Total Return Bond Portfolio
11/01/2007 to 12/31/2007	$10.38889	$10.61093	0
01/01/2008 to 12/31/2008	$10.61093	$10.21282	0

AST AllianceBernstein Core Value Portfolio
11/01/2007 to 12/31/2007	$9.88138	$9.49128	0
01/01/2008 to 12/31/2008	$9.49128	$5.43158	0

AST QMA US Equity Alpha formerly, AST AllianceBernstein Managed Index 500 Portfolio
11/01/2007 to 12/31/2007	$10.19121	$9.75457	0
01/01/2008 to 12/31/2008	$9.75457	$5.88658	0

AST T. Rowe Price Natural Resources Portfolio
11/01/2007 to 12/31/2007	$11.29153	$11.64720	0
01/01/2008 to 12/31/2008	$11.64720	$5.73614	0

AST T. Rowe Price Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.39037	$10.20919	0
01/01/2008 to 12/31/2008	$10.20919	$7.44504	0

AST International Value Portfolio
11/01/2007 to 12/31/2007	$10.99590	$10.47908	0
01/01/2008 to 12/31/2008	$10.47908	$5.77828	0

AST MFS Global Equity Portfolio
11/01/2007 to 12/31/2007	$10.50305	$10.43905	0
01/01/2008 to 12/31/2008	$10.43905	$6.78550	0

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

AST JPMorgan International Equity Portfolio
11/01/2007 to 12/31/2007	$10.54253	$10.34967	0
01/01/2008 to 12/31/2008	$10.34967	$5.97424	0

AST T. Rowe Price Global Bond Portfolio
11/01/2007 to 12/31/2007	$10.53816	$10.61706	0
01/01/2008 to 12/31/2008	$10.61706	$10.20039	0

AST International Growth Portfolio
11/01/2007 to 12/31/2007	$11.58822	$11.07720	0
01/01/2008 to 12/31/2008	$11.07720	$5.42861	0

AST Aggressive Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.71276	$10.36456	0
01/01/2008 to 12/31/2008	$10.36456	$5.88617	0

AST Capital Growth Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.66158	$10.42459	0
01/01/2008 to 12/31/2008	$10.42459	$6.67869	0

AST Academic Strategies Asset Allocation Portfolio formerly, AST Balanced Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.62603	$10.43911	0
01/01/2008 to 12/31/2008	$10.43911	$7.00760	0

AST Balanced Asset Allocation Portfolio formerly, AST Conservative Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.58225	$10.44975	0
01/01/2008 to 12/31/2008	$10.44975	$7.33671	0

AST Preservation Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.51251	$10.50026	0
01/01/2008 to 12/31/2008	$10.50026	$8.32510	0

AST First Trust Balanced Target Portfolio
11/01/2007 to 12/31/2007	$10.78623	$10.43379	0
01/01/2008 to 12/31/2008	$10.43379	$6.73104	0

AST First Trust Capital Appreciation Target Portfolio
11/01/2007 to 12/31/2007	$11.11463	$10.57066	0
01/01/2008 to 12/31/2008	$10.57066	$6.17152	0

AST Advanced Strategies Portfolio
11/01/2007 to 12/31/2007	$10.67063	$10.49004	0
01/01/2008 to 12/31/2008	$10.49004	$7.25107	0

AST Investment Grade Bond Portfolio
05/01/2008* to 12/31/2008	$10.02961	$10.79915	0

AST Western Asset Core Plus Bond Portfolio
11/19/2007* to 12/31/2007	$9.99874	$9.98107	0
01/01/2008 to 12/31/2008	$9.98107	$9.31640	0

ProFund VP Consumer Services
05/01/2008* to 12/31/2008	$10.26804	$7.04797	0

ProFund VP Consumer Goods Portfolio

05/01/2008* to 12/31/2008	$10.08903	$7.67747	0

ProFund VP Financials
05/01/2008* to 12/31/2008	$10.38573	$5.27612	0

ProFund VP Health Care
05/01/2008* to 12/31/2008	$10.15195	$8.34266	0

ProFund VP Industrials
05/01/2008* to 12/31/2008	$10.16546	$6.10161	0

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

ProFund VP Mid-Cap Growth
05/01/2008* to 12/31/2008	$10.07247	$6.20453	0

ProFund VP Mid-Cap Value
05/01/2008* to 12/31/2008	$10.18844	$6.46913	0

ProFund VP Real Estate
05/01/2008* to 12/31/2008	$10.25895	$5.52251	0

ProFund VP Small-Cap Growth
05/01/2008* to 12/31/2008	$10.11359	$6.81490	0

ProFund VP Small-Cap Value
05/01/2008* to 12/31/2008	$10.22859	$7.18462	0

ProFund VP Telecommunications
05/01/2008* to 12/31/2008	$10.27816	$7.27419	0

ProFund VP Utilities
05/01/2008* to 12/31/2008	$10.09862	$7.22081	0

ProFund VP Large-Cap Growth
05/01/2008* to 12/31/2008	$10.11069	$6.72171	0

ProFund VP Large-Cap Value
05/01/2008* to 12/31/2008	$10.24147	$6.27656	0

AST Global Real Estate Portfolio
07/21/2008* to 12/31/2008	$10.17542	$6.11699	0

AST Parametric Emerging Markets Equity Portfolio
07/21/2008* to 12/31/2008	$10.10148	$5.57713	0

AST Focus Four Plus Portfolio
07/21/2008* to 12/31/2008	$9.99874	$7.47737	0

Franklin Templeton VIP Founding Funds Allocation Fund
05/01/2008* to 12/31/2008	$10.07814	$6.64837	0

AST CLS Growth Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.09931	$6.70325	0

AST CLS Moderate Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.08113	$7.35279	0

AST Horizon Growth Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.11182	$7.14570	0

AST Horizon Moderate Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.08931	$7.62225	0

AST Niemann Capital Growth Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.10364	$7.51318	0

* Denotes the start date of these sub-accounts

ALLSTATE RETIREMENT ACCESS X SERIES

Allstate Life Insurance Company of New York Prospectus

ACCUMULATION UNIT VALUES: TrueIncome or TrueIncome Highest Daily and Highest Anniversary Value (“HAV”) Death Benefit (2.40%)

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

AST AllianceBernstein Growth & Income Portfolio
11/01/2007 to 12/31/2007	$10.21883	$10.17635	0
01/01/2008 to 12/31/2008	$10.17635	$5.89382	0

AST T. Rowe Price Large-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.52081	$10.04757	0
01/01/2008 to 12/31/2008	$10.04757	$5.83132	0

AST American Century Income & Growth Portfolio
11/01/2007 to 12/31/2007	$9.95546	$9.53000	0
01/01/2008 to 12/31/2008	$9.53000	$6.07283	0

AST Schroders Multi-Asset World Strategies Portfolio formerly, AST American Century Strategic Allocation Portfolio
11/01/2007 to 12/31/2007	$10.51123	$10.38692	0
01/01/2008 to 12/31/2008	$10.38692	$7.08081	0

AST Money Market Portfolio
11/01/2007 to 12/31/2007	$10.06417	$10.09954	0
01/01/2008 to 12/31/2008	$10.09954	$10.11022	0

AST Cohen & Steers Realty Portfolio
11/01/2007 to 12/31/2007	$10.75649	$9.33910	0
01/01/2008 to 12/31/2008	$9.33910	$5.92299	0

AST UBS Dynamic Alpha Portfolio
11/01/2007 to 12/31/2007	$9.66426	$9.66443	0
01/01/2008 to 12/31/2008	$9.66443	$7.77514	0

AST DeAm Large-Cap Value Portfolio
11/01/2007 to 12/31/2007	$10.11618	$9.78427	0
01/01/2008 to 12/31/2008	$9.78427	$5.99056	0

AST Neuberger Berman Small-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$11.51137	$11.20510	0
01/01/2008 to 12/31/2008	$11.20510	$6.28737	0

AST DeAm Small-Cap Value Portfolio
11/01/2007 to 12/31/2007	$9.32148	$8.80765	0
01/01/2008 to 07/18/2008	$8.80765	$8.03870	0

AST High Yield Portfolio
11/01/2007 to 12/31/2007	$10.62173	$10.49362	0
01/01/2008 to 12/31/2008	$10.49362	$7.62984	0

AST Federated Aggressive Growth Portfolio
11/01/2007 to 12/31/2007	$10.47333	$10.18408	0
01/01/2008 to 12/31/2008	$10.18408	$5.55993	0

AST Mid-Cap Value Portfolio
11/01/2007 to 12/31/2007	$10.14130	$9.72102	0
01/01/2008 to 12/31/2008	$9.72102	$5.87360	0

AST Small-Cap Value Portfolio
11/01/2007 to 12/31/2007	$9.87862	$9.42579	0
01/01/2008 to 12/31/2008	$9.42579	$6.46922	0

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

AST Goldman Sachs Concentrated Growth Portfolio
11/01/2007 to 12/31/2007	$10.74135	$10.37903	0
01/01/2008 to 12/31/2008	$10.37903	$6.05384	0

AST Goldman Sachs Mid-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.54277	$10.39521	0
01/01/2008 to 12/31/2008	$10.39521	$6.01015	0

AST Goldman Sachs Small-Cap Value Portfolio
07/21/2008* to 12/31/2008	$10.03294	$7.61483	0

AST Large-Cap Value Portfolio
11/01/2007 to 12/31/2007	$9.95187	$9.53193	0
01/01/2008 to 12/31/2008	$9.53193	$5.44618	0

AST Lord Abbett Bond-Debenture Portfolio
11/01/2007 to 12/31/2007	$10.51733	$10.36786	0
01/01/2008 to 12/31/2008	$10.36786	$7.77034	0

AST Marsico Capital Growth Portfolio
11/01/2007 to 12/31/2007	$11.22326	$10.79394	0
01/01/2008 to 12/31/2008	$10.79394	$5.93836	0

AST MFS Growth Portfolio
11/01/2007 to 12/31/2007	$10.81177	$10.73327	0
01/01/2008 to 12/31/2008	$10.73327	$6.67623	0

AST Neuberger Berman Mid-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.91791	$10.47059	0
01/01/2008 to 12/31/2008	$10.47059	$5.80929	0

AST Neuberger Berman/LSV Mid-Cap Value Portfolio formerly, AST Neuberger Berman Mid-Cap Value Portfolio
11/01/2007 to 12/31/2007	$10.17823	$9.99560	0
01/01/2008 to 12/31/2008	$9.99560	$5.63607	0

AST Small-Cap Growth Portfolio
11/01/2007 to 12/31/2007	$10.05186	$9.84129	0
01/01/2008 to 12/31/2008	$9.84129	$6.24676	0

AST PIMCO Limited Maturity Bond Portfolio
11/01/2007 to 12/31/2007	$10.18865	$10.31326	0
01/01/2008 to 12/31/2008	$10.31326	$10.18372	0

AST PIMCO Total Return Bond Portfolio
11/01/2007 to 12/31/2007	$10.36591	$10.57298	0
01/01/2008 to 12/31/2008	$10.57298	$10.09179	0

AST AllianceBernstein Core Value Portfolio
11/01/2007 to 12/31/2007	$9.85955	$9.45728	0
01/01/2008 to 12/31/2008	$9.45728	$5.36702	0

AST QMA US Equity Alpha formerly, AST AllianceBernstein Managed Index 500 Portfolio
11/01/2007 to 12/31/2007	$10.16864	$9.71957	0
01/01/2008 to 12/31/2008	$9.71957	$5.81657	0

AST T. Rowe Price Natural Resources Portfolio
11/01/2007 to 12/31/2007	$11.26665	$11.60554	0
01/01/2008 to 12/31/2008	$11.60554	$5.66799	0

AST T. Rowe Price Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.36737	$10.17263	0
01/01/2008 to 12/31/2008	$10.17263	$7.35660	0

AST International Value Portfolio
11/01/2007 to 12/31/2007	$10.97165	$10.44161	0
01/01/2008 to 12/31/2008	$10.44161	$5.70965	0

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

AST MFS Global Equity Portfolio
11/01/2007 to 12/31/2007	$10.47989	$10.40178	0
01/01/2008 to 12/31/2008	$10.40178	$6.70496	0

AST JPMorgan International Equity Portfolio
11/01/2007 to 12/31/2007	$10.51923	$10.31262	0
01/01/2008 to 12/31/2008	$10.31262	$5.90321	0

AST T. Rowe Price Global Bond Portfolio
11/01/2007 to 12/31/2007	$10.51486	$10.57912	0
01/01/2008 to 12/31/2008	$10.57912	$10.07953	0

AST International Growth Portfolio
11/01/2007 to 12/31/2007	$11.56259	$11.03748	0
01/01/2008 to 12/31/2008	$11.03748	$5.36411	0

AST Aggressive Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.68913	$10.32749	0
01/01/2008 to 12/31/2008	$10.32749	$5.81623	0

AST Capital Growth Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.63815	$10.38742	0
01/01/2008 to 12/31/2008	$10.38742	$6.59952	0

AST Academic Strategies Asset Allocation Portfolio formerly, AST Balanced Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.60253	$10.40172	0
01/01/2008 to 12/31/2008	$10.40172	$6.92442	0

AST Balanced Asset Allocation Portfolio formerly, AST Conservative Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.55892	$10.41238	0
01/01/2008 to 12/31/2008	$10.41238	$7.24959	0

AST Preservation Asset Allocation Portfolio
11/01/2007 to 12/31/2007	$10.48927	$10.46268	0
01/01/2008 to 12/31/2008	$10.46268	$8.22631	0

AST First Trust Balanced Target Portfolio
11/01/2007 to 12/31/2007	$10.76236	$10.39641	0
01/01/2008 to 12/31/2008	$10.39641	$6.65105	0

AST First Trust Capital Appreciation Target Portfolio
11/01/2007 to 12/31/2007	$11.09008	$10.53283	0
01/01/2008 to 12/31/2008	$10.53283	$6.09825	0

AST Advanced Strategies Portfolio
11/01/2007 to 12/31/2007	$10.64708	$10.45250	0
01/01/2008 to 12/31/2008	$10.45250	$7.16507	0

AST Western Asset Core Plus Bond Portfolio
11/19/2007* to 12/31/2007	$9.99805	$9.97078	0
01/01/2008 to 12/31/2008	$9.97078	$9.22953	0

AST Bond Portfolio 2018
05/01/2008* to 12/31/2008	$10.02953	$12.12017	0

AST Bond Portfolio 2019
05/01/2008* to 12/31/2008	$10.02950	$12.17723	0

ProFund VP Consumer Services

05/01/2008* to 12/31/2008	$10.26781	$7.00859	0

ProFund VP Consumer Goods Portfolio
05/01/2008* to 12/31/2008	$10.08880	$7.63470	0

ProFund VP Financials
05/01/2008* to 12/31/2008	$10.38550	$5.24648	0

Sub Accounts	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period

ProFund VP Health Care
05/01/2008* to 12/31/2008	$10.15173	$8.29610	0

ProFund VP Industrials
05/01/2008* to 12/31/2008	$10.16523	$6.06749	0

ProFund VP Mid-Cap Growth
05/01/2008* to 12/31/2008	$10.07224	$6.16981	0

ProFund VP Mid-Cap Value
05/01/2008* to 12/31/2008	$10.18822	$6.43289	0

ProFund VP Real Estate
05/01/2008* to 12/31/2008	$10.25872	$5.49138	0

ProFund VP Small-Cap Growth
05/01/2008* to 12/31/2008	$10.11336	$6.77683	0

ProFund VP Small-Cap Value
05/01/2008* to 12/31/2008	$10.22836	$7.14444	0

ProFund VP Telecommunications
05/01/2008* to 12/31/2008	$10.27794	$7.23372	0

ProFund VP Utilities
05/01/2008* to 12/31/2008	$10.09839	$7.18055	0

ProFund VP Large-Cap Growth
05/01/2008* to 12/31/2008	$10.11046	$6.68416	0

ProFund VP Large-Cap Value
05/01/2008* to 12/31/2008	$10.24124	$6.24143	0

AST Global Real Estate Portfolio
07/21/2008* to 12/31/2008	$10.17473	$6.09375	0

AST Parametric Emerging Markets Equity Portfolio
07/21/2008* to 12/31/2008	$10.10080	$5.55593	0

AST Focus Four Plus Portfolio
07/21/2008* to 12/31/2008	$9.99806	$7.44900	0

Franklin Templeton VIP Founding Funds Allocation Fund
05/01/2008* to 12/31/2008	$10.07792	$6.61128	0

AST CLS Growth Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.09908	$6.66583	0

AST CLS Moderate Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.08090	$7.31179	0

AST Horizon Growth Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.11160	$7.10584	0

AST Horizon Moderate Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.08908	$7.57970	0

AST Niemann Capital Growth Asset Allocation Portfolio
05/01/2008* to 12/31/2008	$10.10341	$7.47125	0

* Denotes the start date of these sub-accounts

APPENDIX B - SELECTING THE VARIABLE ANNUITY THAT’S RIGHT FOR YOU

Allstate Life Insurance Company offers several deferred variable annuity products. Each Annuity has different features and benefits that may be appropriate for you based on your individual financial situation and how you intend to use the annuity. Not all of these annuities may be available to you, depending on your state of residence and/or the broker-dealer through which your Annuity was sold. You can verify which of these Annuities is available to you by speaking to your Financial Professional or calling 1-877-234-8688.

The different features and benefits may include variations on your ability to access funds in your annuity without the imposition of a withdrawal charge as well as different ongoing fees and charges you pay to stay in the contract. Additionally, differences may exist on various optional benefits such as guaranteed living benefits or Death Benefit protection.

Among the factors you should consider when choosing which annuity product may be most appropriate for your individual needs are the following:

. Your age;

. The amount of your investment and any planned future deposits into the annuity;

. How long you intend to hold the annuity (also referred to as investment time horizon);

. Your desire to make withdrawals from the annuity;

. Your investment return objectives;

. The effect of optional benefits that may be elected, and

. Your desire to minimize costs and/or maximize return associated with the annuity.

You can compare the costs of the B Series, L Series, and X Series by examining the section in this prospectus entitled “Summary of Contract Fees and Charges.” For example, the X Series has the highest contingent deferred sales charge (“CDSC”) and the highest Insurance Charge of the three series, however the X Series offers Purchase Credits and Longevity Credits that the other two series do not. The B Series has the lowest Insurance Charge of the three series, but it does not offer Purchase Credits or Longevity Credits that the X Series offers. The B Series has a lower Insurance Charge than the L Series, however the B Series has a longer CDSC period than the L Series. The L Series has the shortest CDSC period, however the Insurance Charge for the L Series is nearly as high as the X Series, and the L Series does not offer Purchase Credits or Longevity Credits. The L Series offers ProFund VP Sub-accounts and flexibility with the election and termination of certain optional death benefits that the other two series do not offer. As you can see, there are trade-offs associated with the costs and benefits provided by each of the series. In choosing which series to purchase, you should consider which benefits are most important to you, and whether the associated costs offer the greatest value to you.

The following chart outlines some of the different features for the X Series, L Series, and B Series. The availability of optional features, such as those noted in the chart, may increase the cost of the contract. Therefore you should carefully consider which features you plan to use when selecting your annuity. You should also consider the investment objectives, risks, charges and expenses of an investment carefully before investing.

In addition, the hypothetical illustrations below reflect the Account Value and surrender value of each variable annuity over a variety of holding periods. These charts are meant to reflect the comparable value of each of the annuities (which reflects the charges associated with the annuities) under the assumptions noted.

Allstate RetirementAccess Variable Annuity Series Comparison Below is a summary of the Allstate RetirementAccess Variable Annuity X Series, L Series, and B Series. You should consider the investment objectives, risks, charges and expenses of an investment in any Annuity carefully before investing. This prospectus for the Annuities, as well as the Portfolio prospectuses, contain this and other information about the variable annuities and underlying investment options. Your registered Financial Professional can provide you with the prospectuses for the Portfolios and can help you decide upon the Annuity that would be most advantageous for you given your individual needs. Please read the prospectuses carefully before investing. Note that not all of the optional benefits listed are currently offered.

	X SERIES	L SERIES

Minimum Investment	$10,000	$10,000

Maximum Issue Age	75	85

Contingent Deferred Sales Charge	9 Years (based on date of each purchase payment) (9%, 8.5%, 8%, 7%, 6%, 5%, 4%, 3%, 2%)	4 Years (based on date of each purchase payment) (7%, 6%, 5%, 4%)

Insurance Charge	1.55%	1.50%

Annual Maintenance Fee	Lesser of $30 or 2% of Account Value (only applicable if Account Value is less than $100,000)	Lesser of $30 or 2% of Account Value (only applicable if Account Value is less than $100,000)

Purchase Credit	For purchase payments made up to and including age 80, 6% regardless of the purchase payment amount. For purchase payments made between ages 81-85, 3%, regardless of the purchase payment amount. Recaptured on (i) free-look, or (ii) death.	No

Longevity Credit	0.40% of the sum of all purchase payments that have been in the Annuity for more than 9 years less the cumulative amount of withdrawals made (including CDSC) through the end of the period applied annually beginning on the 10/th/ Annuity Anniversary.	No

Fixed Rate Option	Currently offering duration of 1 year only.	Currently offering duration of 1 year only.

Variable Investment Options	Advanced Series Trust	Advanced Series Trust ProFund VP

Basic Death Benefit	The greater of: purchase payments minus proportional withdrawals; and unadjusted Account Value, less an amount equal to all credits applied within 12 months prior to the date of death	The greater of: purchase payments minus proportional withdrawals; and Account Value

Optional Death Benefits (for an additional cost)	Highest Anniversary Value (HAV)	HAV

Living Benefits (for an additional cost)	Guaranteed Minimum Income Benefit (GMIB) TrueIncome TrueIncome--Spousal TrueIncome--Highest Daily TrueIncome--Highest Daily 7 TrueIncome--Spousal Highest Daily 7	Guaranteed Minimum Income Benefit (GMIB) TrueIncome TrueIncome--Spousal TrueIncome--Highest Daily TrueIncome--Highest Daily 7 TrueIncome--Spousal Highest Daily 7

B SERIES

Minimum Investment	$1,000

Maximum Issue Age	85

Contingent Deferred Sales Charge	7 Years (based on date of each purchase payment) (7%, 6%, 5%, 4%, 3%, 2%, 1%)

Insurance Charge	1.15%

Annual Maintenance Fee	Lesser of $30 or 2% of Account Value (only applicable if Account Value is less than $100,000)

Purchase Credit	No

Longevity Credit	No

Fixed Rate Option	Currently offering duration of 1 year only.

Variable Investment Options	Advanced Series Trust

Basic Death Benefit	The greater of: purchase payments minus proportional withdrawals; and Account Value

Optional Death Benefits (for an additional cost)	HAV

Living Benefits (for an additional cost)	Guaranteed Minimum Income Benefit (GMIB) TrueIncome TrueIncome--Spousal TrueIncome--Highest Daily TrueIncome--Highest Daily 7 TrueIncome--Spousal Highest Daily 7

HYPOTHETICAL ILLUSTRATION

The following examples outline the value of each Annuity as well as the amount that would be available to an investor as a result of full surrender at the end of each of the Annuity years specified. The values shown below are based on the following assumptions:

. An initial investment of $100,000 is made into each Annuity earning a gross rate of return of 0%, 6%, and 10% respectively.

. No subsequent deposits or withdrawals are made from the Annuity.

. The hypothetical gross rates of return are reduced by the arithmetic average of the fees and expenses of the Portfolios and the charges that are deducted from the Annuity at the Separate Account level as follows:

-- 1.13% (for B Series and X Series) and 1.29% (for L Series) based on the fees and expenses of the Portfolios as of December 31, 2008. The arithmetic average of all fund expenses is computed by adding portfolio management fees, 12b-1 fees and other expenses of all of the portfolios and then dividing by the number of Portfolios. For purposes of the illustrations, we do not reflect any expense reimbursements or expense waivers that might apply and are described in the prospectus fee table.

-- The Separate Account level charges refer to the Insurance Charge.

. The Annuity Value and Surrender Value are further reduced by the annual maintenance fee. For the X Series, the Annuity Value and Surrender Value also reflect the addition of any applicable Purchase Credits and Longevity Credits.

The Account Value assumes no surrender, while the Surrender Value assumes a 100% surrender two days prior to the anniversary of the Issue Date of the Annuity (“Annuity Anniversary”), therefore reflecting the withdrawal charge applicable to that Annuity year. Note that a withdrawal on the Annuity Anniversary, or the day before the Annuity Anniversary, would be subject to the withdrawal charge applicable to the next Annuity year, which usually is lower. The surrender charge is calculated based on the date that the Purchase Payment was made and for purposes of these illustrations, we assume that a single purchase payment of $100,000 was made on the Issue Date. The values that you actually experience under an Annuity will be different from what is depicted here if any of the assumptions we make here differ from your circumstances, however the relative values for each Annuity reflected below will remain the same. (We will provide you with a personalized illustration upon request).

L Share

	0% Gross Rate of Return 6% Gross Rate of Return 10% Gross Rate of Return
	All years	-2.77%	All years	3.06%	All years	6.95%

Yr	Annuity Value	Surrender Value	Annuity Value	Surrender Value	Annuity Value	Surrender Value

1	97,275	90,275	103,095	96,095	106,974	99,974

2	94,587	88,587	106,294	100,294	114,456	108,456

3	91,973	86,973	109,593	104,593	122,461	117,461

4	89,431	85,431	112,994	108,994	131,026	127,026

5	86,958	86,958	116,500	116,500	140,190	140,190

6	84,552	84,552	120,116	120,116	149,995	149,995

7	82,213	82,213	123,843	123,843	160,486	160,486

8	79,937	79,937	127,687	127,687	171,710	171,710

9	77,723	77,723	131,649	131,649	183,720	183,720

10	75,570	75,570	135,735	135,735	196,569	196,569

11	73,476	73,476	139,947	139,947	210,317	210,317

12	71,439	71,439	144,290	144,290	225,027	225,027

13	69,457	69,457	148,768	148,768	240,766	240,766

14	67,530	67,530	153,385	153,385	257,605	257,605

15	65,656	65,656	158,145	158,145	275,622	275,622

16	63,832	63,832	163,053	163,053	294,899	294,899

17	62,059	62,059	168,113	168,113	315,524	315,524

18	60,334	60,334	173,330	173,330	337,592	337,592

19	58,656	58,656	178,709	178,709	361,204	361,204

20	57,024	57,024	184,255	184,255	386,466	386,466

21	55,436	55,436	189,973	189,973	413,496	413,496

22	53,892	53,892	195,869	195,869	442,416	442,416

23	52,390	52,390	201,947	201,947	473,359	473,359

24	50,929	50,929	208,214	208,214	506,466	506,466

25	49,509	49,509	214,676	214,676	541,888	541,888

Assumptions:

a. $100,000 initial investment

b. Fund Expenses = 1.29%

c. No optional death benefits or living benefits elected

d. Surrender value assumes surrender 2 days prior to Annuity anniversary

B Share

	0% Gross Rate of Return 6% Gross Rate of Return 10% Gross Rate of Return
	All years	-2.24%	All years	3.62%	All years	7.53%

Yr	Annuity Value	Surrender Value	Annuity Value	Surrender Value	Annuity Value	Surrender Value

1	97,764	90,764	103,614	96,614	107,513	100,513

2	95,544	89,544	107,369	101,369	115,613	109,613

3	93,372	88,372	111,259	106,259	124,323	119,323

4	91,250	87,250	115,291	111,291	133,690	129,690

5	89,175	86,175	119,469	116,469	143,763	140,763

6	87,147	85,147	123,799	121,799	154,594	152,594

7	85,164	84,164	128,285	127,285	166,241	165,241

8	83,226	83,226	132,934	132,934	178,766	178,766

9	81,331	81,331	137,751	137,751	192,235	192,235

10	79,478	79,478	142,743	142,743	206,718	206,718

11	77,667	77,667	147,916	147,916	222,293	222,293

12	75,897	75,897	153,276	153,276	239,040	239,040

13	74,166	74,166	158,830	158,830	257,050	257,050

14	72,474	72,474	164,586	164,586	276,417	276,417

15	70,820	70,820	170,550	170,550	297,242	297,242

16	69,203	69,203	176,731	176,731	319,637	319,637

17	67,623	67,623	183,135	183,135	343,719	343,719

18	66,078	66,078	189,772	189,772	369,616	369,616

19	64,567	64,567	196,649	196,649	397,463	397,463

20	63,090	63,090	203,775	203,775	427,409	427,409

21	61,647	61,647	211,159	211,159	459,610	459,610

22	60,235	60,235	218,812	218,812	494,238	494,238

23	58,856	58,856	226,741	226,741	531,475	531,475

24	57,507	57,507	234,958	234,958	571,517	571,517

25	56,189	56,189	243,472	243,472	614,576	614,576

Assumptions:

a. $100,000 initial investment

b. Fund Expenses = 1.13%

c. No optional death benefits or living benefits elected

d. Surrender value assumes surrender 2 days prior to Annuity anniversary

X Share

	0% Gross Rate of Return 6% Gross Rate of Return 10% Gross Rate of Return
	All years	-2.63%	All years	3.22%	All years	7.11%

Yr	Annuity Value	Surrender Value	Annuity Value	Surrender Value	Annuity Value	Surrender Value

1	103,223	94,223	109,399	100,399	113,516	104,516

2	100,512	92,012	112,917	104,417	121,587	113,087

3	97,872	89,872	116,548	108,548	130,233	122,233

4	95,271	88,271	120,296	113,296	139,493	132,493

5	92,740	86,740	124,164	118,164	149,412	143,412

6	90,274	85,274	128,157	123,157	160,036	155,036

7	87,874	83,874	132,278	128,278	171,416	167,416

8	85,537	82,537	136,531	133,531	183,604	180,604

9	83,260	81,260	140,922	138,922	196,660	194,660

10	81,434	81,434	145,866	145,866	211,072	211,072

11	79,655	79,655	150,969	150,969	226,508	226,508

12	77,923	77,923	156,237	156,237	243,043	243,043

13	76,236	76,236	161,674	161,674	260,753	260,753

14	74,594	74,594	167,285	167,285	279,722	279,722

15	72,995	72,995	173,077	173,077	300,040	300,040

16	71,438	71,438	179,056	179,056	321,803	321,803

17	69,922	69,922	185,226	185,226	345,114	345,114

18	68,445	68,445	191,595	191,595	370,081	370,081

19	67,008	67,008	198,169	198,169	396,825	396,825

20	65,608	65,608	204,955	204,955	425,470	425,470

21	64,245	64,245	211,958	211,958	456,151	456,151

22	62,918	62,918	219,187	219,187	489,015	489,015

23	61,625	61,625	226,648	226,648	524,215	524,215

24	60,367	60,367	234,349	234,349	561,918	561,918

25	59,141	59,141	242,297	242,297	602,301	602,301

Assumptions:

a. $100,000 initial investment

b. Fund Expenses = 1.13%

c. No optional death benefits or living benefits elected

d. Surrender value is accounted for 2 days prior to Annuity anniversary

APPENDIX C - FORMULA UNDER TRUEINCOME - HIGHEST DAILY

We set out below the current formula under which we may transfer amounts between the Permitted Sub-accounts and the Benefit Fixed Rate Account. Upon your election of TrueIncome - Highest Daily, we will not alter the formula that applies to your contract.

TERMS AND DEFINITIONS REFERENCED IN THE CALCULATION FORMULA:

. C\\u\\ - the upper target is established on the effective date of the TrueIncome - Highest Daily (the “Effective Date”) and is not changed for the life of the guarantee. Currently, it is 83%.

. C\\t\\ - the target is established on the Effective Date and is not changed for the life of the guarantee. Currently, it is 80%.

. C\\l\\ - the lower target is established on the Effective Date and is not changed for the life of the guarantee. Currently, it is 77%.

. L - the target value as of the current business day.

. r - the target ratio.

. a - the factors used in calculating the target value. These factors are established on the Effective Date and are not changed for the life of the guarantee. The factors that we use currently are derived from the a2000 Individual Annuity Mortality Table with an assumed interest rate of 3%. Each number in the table “a” factors (which appears below) represents a factor, which when multiplied by the Highest Daily Annual Income Amount, projects our total liability for the purpose of asset transfers under the guarantee.

. Q - age based factors used in calculating the target value. These factors are established on the Effective Date and are not changed for the life of the guarantee The factor is currently set equal to 1.

. V - the total value of all Permitted Sub-accounts in the annuity.

. F - the total value of all Benefit Fixed Rate Account allocations.

. I - the income value prior to the first withdrawal. The income value is equal to what the Highest Daily Annual Income Amount would be if the first withdrawal were taken on the date of calculation. After the first withdrawal the income value equals the greater of the Highest Daily Annual Income Amount, the quarterly step-up amount times the annual income percentage, and the Account Value times the annual income percentage.

. T - the amount of a transfer into or out of the Benefit Fixed Rate Account.

. I% - annual income amount percentage. This factor is established on the Effective Date and is not changed for the life of the guarantee. Currently, this percentage is equal to 5%.

TARGET VALUE CALCULATION:

On each Valuation Day, a target value (L) is calculated, according to the following formula. If the variable Account Value (V) is equal to zero, no calculation is necessary.

L       =       I   *   Q   *   a

Transfer Calculation:

The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines when a transfer is required:

Target Ratio   r       =       (L - F)   /   V.

. If r (greater than) C\\u\\, assets in the Permitted Sub-accounts are transferred to Benefit Fixed Rate Account.

. If r (less than) C\\l\\, and there are currently assets in the Benefit Fixed Rate Account (F (greater than) 0), assets in the Benefit Fixed Rate Account are transferred to the Permitted Sub-accounts.

The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines the transfer amount:

T	=	{Min(V, [L - F - V * C\ \ t \ \ ] / (1-C\ \ t \ \ ) ) }	T (greater than) 0, Money moving from the Permitted Sub-accounts to the Benefit Fixed Rate Account
T	=	{Min(F, [L - F - V * C\ \ t \ \ ] / (1-C \ \ t \ \ ) ) }	T (less than) 0, Money moving from the Benefit Fixed
Rate Account to the Permitted Sub-accounts]

Example:

Male age 65 contributes $100,000 into the Permitted Sub-accounts and the value drops to $92,300 during year one, end of day one. A table of values for “a” appears below.

Target Value Calculation:

L	=	I * Q * a
	=	5000.67 * 1 * 15.34
	=	76,710.28

Target Ratio:

r	=	(L - F) / V
	=	(76,710.28 - 0)/92,300.00
	=	83.11%

Since r (greater than) Cu ( because 83.11% (greater than) 83%) a transfer into the Benefit Fixed rate Account occurs.

T	=	{ Min ( V, [L - F - V* Ct ] / ( 1 - Ct ) ) }
	=	{ Min ( 92,300.00, [ 76,710.28 - 0 - 92,300.00 * 0.80] / ( 1 - 0.80 ) ) }
	=	{ Min ( 92,300.00, 14,351.40 )}
	=	14,351.40

FORMULA FOR CONTRACTS WITH 90% CAP FEATURE

TARGET VALUE CALCULATION:

On each Valuation Day, a target value (L) is calculated, according to the following formula. If the variable Account Value (V) is equal to zero, no calculation is necessary.

L      =      I  *  Q  *  a

If you elect this feature, the following replaces the “Transfer Calculation” above.

Transfer Calculation:

The following formula, which is set on the effective date of this feature and is not changed for the life of the guarantee, determines when a transfer is required:

On the effective date of this feature (and only on the effective date of this feature), the following asset transfer calculation is performed to determine the amount of Account Value allocated to the Benefit Fixed Rate Account:

If (F / (V + F) (greater than) .90) then

T      =      F  -  (V  +  F)   *  .90

If T is greater than $0 as described above, then no additional transfer calculations are performed on the effective date.

On each Valuation Day thereafter (including the effective date of this feature provided F/(V + F) (less than) = .90), the following asset transfer calculation is performed

Target Ratio r      =      (L  -  F)  /  V.

. If r (greater than) C\\u\\, assets in the Permitted Sub-accounts are transferred to the Benefit Fixed Rate Account (subject to the 90% cap rule described above).

. If r (less than) C\\l\\ and there are currently assets in the Benefit Fixed Rate Account (F (greater than) 0), assets in the Benefit Fixed Rate Account are transferred to the Permitted Sub-accounts.

The following formula, which is set on the Effective Date of this feature and is not changed for the life of the guarantee, determines the transfer amount:

T	=	Min (MAX (0, (0.90 * (V + F) ) - F), [L - F - V * C\ \ t \ \ ] / (1 - C\ \ t \ \ ) )	Money is transferred from the elected Permitted Sub-accounts to Benefit Fixed Rate Account
T	=	Min (F, - [L - F - V * C\ \ t \ \ ] / (1 - C\ \ t \ \ ) ),	Money is transferred from the Benefit Fixed Rate Account to the Permitted Sub-accounts.

Age 65 “a” Factors for Liability Calculations (in Years and Months since Benefit Effective Date)*

Years	Months 1	2	3	4	5	6	7	8	9	10	11	12
1	15.34	15.31	15.27	15.23	15.20	15.16	15.13	15.09	15.05	15.02	14.98	14.95
2	14.91	14.87	14.84	14.80	14.76	14.73	14.69	14.66	14.62	14.58	14.55	14.51
3	14.47	14.44	14.40	14.36	14.33	14.29	14.26	14.22	14.18	14.15	14.11	14.07
4	14.04	14.00	13.96	13.93	13.89	13.85	13.82	13.78	13.74	13.71	13.67	13.63
5	13.60	13.56	13.52	13.48	13.45	13.41	13.37	13.34	13.30	13.26	13.23	13.19
6	13.15	13.12	13.08	13.04	13.00	12.97	12.93	12.89	12.86	12.82	12.78	12.75
7	12.71	12.67	12.63	12.60	12.56	12.52	12.49	12.45	12.41	12.38	12.34	12.30
8	12.26	12.23	12.19	12.15	12.12	12.08	12.04	12.01	11.97	11.93	11.90	11.86
9	11.82	11.78	11.75	11.71	11.67	11.64	11.60	11.56	11.53	11.49	11.45	11.42
10	11.38	11.34	11.31	11.27	11.23	11.20	11.16	11.12	11.09	11.05	11.01	10.98
11	10.94	10.90	10.87	10.83	10.79	10.76	10.72	10.69	10.65	10.61	10.58	10.54
12	10.50	10.47	10.43	10.40	10.36	10.32	10.29	10.25	10.21	10.18	10.14	10.11
13	10.07	10.04	10.00	9.96	9.93	9.89	9.86	9.82	9.79	9.75	9.71	9.68
14	9.64	9.61	9.57	9.54	9.50	9.47	9.43	9.40	9.36	9.33	9.29	9.26
15	9.22	9.19	9.15	9.12	9.08	9.05	9.02	8.98	8.95	8.91	8.88	8.84
16	8.81	8.77	8.74	8.71	8.67	8.64	8.60	8.57	8.54	8.50	8.47	8.44
17	8.40	8.37	8.34	8.30	8.27	8.24	8.20	8.17	8.14	8.10	8.07	8.04
18	8.00	7.97	7.94	7.91	7.88	7.84	7.81	7.78	7.75	7.71	7.68	7.65
19	7.62	7.59	7.55	7.52	7.49	7.46	7.43	7.40	7.37	7.33	7.30	7.27
20	7.24	7.21	7.18	7.15	7.12	7.09	7.06	7.03	7.00	6.97	6.94	6.91
21	6.88	6.85	6.82	6.79	6.76	6.73	6.70	6.67	6.64	6.61	6.58	6.55
22	6.52	6.50	6.47	6.44	6.41	6.38	6.36	6.33	6.30	6.27	6.24	6.22
23	6.19	6.16	6.13	6.11	6.08	6.05	6.03	6.00	5.97	5.94	5.92	5.89
24	5.86	5.84	5.81	5.79	5.76	5.74	5.71	5.69	5.66	5.63	5.61	5.58
25	5.56	5.53	5.51	5.48	5.46	5.44	5.41	5.39	5.36	5.34	5.32	5.29
26	5.27	5.24	5.22	5.20	5.18	5.15	5.13	5.11	5.08	5.06	5.04	5.01
27	4.99	4.97	4.95	4.93	4.91	4.88	4.86	4.84	4.82	4.80	4.78	4.75
28	4.73	4.71	4.69	4.67	4.65	4.63	4.61	4.59	4.57	4.55	4.53	4.51
29	4.49	4.47	4.45	4.43	4.41	4.39	4.37	4.35	4.33	4.32	4.30	4.28
30	4.26	4.24	4.22	4.20	4.18	4.17	4.15	4.13	4.11	4.09	4.07	4.06
31	4.04	4.02	4.00	3.98	3.97	3.95	3.93	3.91	3.90	3.88	3.86	3.84
32	3.83	3.81	3.79	3.78	3.76	3.74	3.72	3.71	3.69	3.67	3.66	3.64
33	3.62	3.61	3.59	3.57	3.55	3.54	3.52	3.50	3.49	3.47	3.45	3.44
34	3.42	3.40	3.39	3.37	3.35	3.34	3.32	3.30	3.29	3.27	3.25	3.24
35	3.22	3.20	3.18	3.17	3.15	3.13	3.12	3.10	3.08	3.07	3.05	3.03
36	3.02	3.00	2.98	2.96	2.95	2.93	2.91	2.90	2.88	2.86	2.85	2.83
37	2.81	2.79	2.78	2.76	2.74	2.73	2.71	2.69	2.68	2.66	2.64	2.62
38	2.61	2.59	2.57	2.56	2.54	2.52	2.51	2.49	2.47	2.45	2.44	2.42
39	2.40	2.39	2.37	2.35	2.34	2.32	2.30	2.29	2.27	2.25	2.24	2.22
40	2.20	2.19	2.17	2.15	2.14	2.12	2.11	2.09	2.07	2.06	2.04	2.02
41	2.01	1.84	1.67	1.51	1.34	1.17	1.00	0.84	0.67	0.50	0.33	0.17

* The values set forth in this table are applied to all ages, and apply whether or not the 90% cap is elected.

APPENDIX D - FORMULA UNDER TRUEINCOME - HIGHEST DAILY 7 AND TRUEINCOME -

SPOUSAL HIGHEST DAILY 7

1. Formula for Contracts Without Election of 90% Cap Feature

TERMS AND DEFINITIONS REFERENCED IN THE CALCULATION FORMULA:

. C\\u \\- the upper target is established on the effective date of the Highest Daily 7 benefit (the “Effective Date”) and is not changed for the life of the guarantee. Currently, it is 83%.

. C\\t\\ - the target is established on the Effective Date and is not changed for the life of the guarantee. Currently, it is 80%.

. C\\l\\ - the lower target is established on the Effective Date and is not changed for the life of the guarantee. Currently, it is 77%.

. L - the target value as of the current business day.

. r - the target ratio.

. a - factors used in calculating the target value. These factors are established on the Effective Date and are not changed for the life of the guarantee.

. V - the total value of all Permitted Sub-accounts in the annuity.

. B - the total value of the AST Investment Grade Bond Portfolio Sub-account.

. P - Income Basis. Prior to the first withdrawal, the Income Basis is the Protected Withdrawal Value calculated as if the first withdrawal were taken on the date of calculation. After the first withdrawal, the Income Basis is equal to the greater of (1) the Protected Withdrawal Value at the time of the first withdrawal, adjusted for additional purchase payments including the amount of any associated Credits, and adjusted proportionally for excess withdrawals*,

(2) any highest quarterly value increased for additional purchase payments including the amount of any associated Credits, and adjusted for withdrawals, and (3) the Account Value.

. T - the amount of a transfer into or out of the AST Investment Grade Bond Portfolio Sub-account

* Note: withdrawals of less than the Annual Income Amount do not reduce the Income Basis.

TARGET VALUE CALCULATION:

On each business day, a target value (L) is calculated, according to the following formula. If the variable account value (V) is equal to zero, no calculation is necessary.

L      =      0.05  *  P  *  a

TRANSFER CALCULATION:

The following formula, which is set on the Benefit Effective Date and is not changed for the life of the guarantee, determines when a transfer is required:

Target Ratio r      =      (L - B)  /  V.

. If r (greater than) C\\u\\, assets in the Permitted Sub-accounts are transferred to the AST Investment Grade Bond Portfolio Sub-account.

. If r (less than) C\\l\\, and there are currently assets in the AST Investment Grade Bond Portfolio Sub-account (B (greater than) 0), assets in the AST Investment Grade Bond Portfolio Sub-account are transferred to the Permitted Sub-accounts according to most recent allocation instructions.

The following formula, which is set on the Benefit Effective Date and is not changed for the life of the guarantee, determines the transfer amount:

T	=	{Min (V, [L - B - V * C\ \ t \ \] / (1 - C\ \ t \ \ ) ) },	Money is transferred from the Permitted Sub-accounts to the AST Investment Grade Bond Portfolio Sub-account

T	=	{Min (B, - [L - B - V * C\ \ t \ \] / (1 - C\ \ t \ \ ) ) },	Money is transferred from the AST Investment Grade Bond Portfolio Sub-account to the Permitted Sub-accounts

“a” Factors for Liability Calculations (in Years and Months since Benefit Effective Date)*

Years	Months 1	2	3	4	5	6	7	8	9	10	11	12
1	15.34	15.31	15.27	15.23	15.20	15.16	15.13	15.09	15.05	15.02	14.98	14.95
2	14.91	14.87	14.84	14.80	14.76	14.73	14.69	14.66	14.62	14.58	14.55	14.51
3	14.47	14.44	14.40	14.36	14.33	14.29	14.26	14.22	14.18	14.15	14.11	14.07
4	14.04	14.00	13.96	13.93	13.89	13.85	13.82	13.78	13.74	13.71	13.67	13.63
5	13.60	13.56	13.52	13.48	13.45	13.41	13.37	13.34	13.30	13.26	13.23	13.19
6	13.15	13.12	13.08	13.04	13.00	12.97	12.93	12.89	12.86	12.82	12.78	12.75
7	12.71	12.67	12.63	12.60	12.56	12.52	12.49	12.45	12.41	12.38	12.34	12.30
8	12.26	12.23	12.19	12.15	12.12	12.08	12.04	12.01	11.97	11.93	11.90	11.86
9	11.82	11.78	11.75	11.71	11.67	11.64	11.60	11.56	11.53	11.49	11.45	11.42
10	11.38	11.34	11.31	11.27	11.23	11.20	11.16	11.12	11.09	11.05	11.01	10.98
11	10.94	10.90	10.87	10.83	10.79	10.76	10.72	10.69	10.65	10.61	10.58	10.54
12	10.50	10.47	10.43	10.40	10.36	10.32	10.29	10.25	10.21	10.18	10.14	10.11
13	10.07	10.04	10.00	9.96	9.93	9.89	9.86	9.82	9.79	9.75	9.71	9.68
14	9.64	9.61	9.57	9.54	9.50	9.47	9.43	9.40	9.36	9.33	9.29	9.26
15	9.22	9.19	9.15	9.12	9.08	9.05	9.02	8.98	8.95	8.91	8.88	8.84
16	8.81	8.77	8.74	8.71	8.67	8.64	8.60	8.57	8.54	8.50	8.47	8.44
17	8.40	8.37	8.34	8.30	8.27	8.24	8.20	8.17	8.14	8.10	8.07	8.04
18	8.00	7.97	7.94	7.91	7.88	7.84	7.81	7.78	7.75	7.71	7.68	7.65
19	7.62	7.59	7.55	7.52	7.49	7.46	7.43	7.40	7.37	7.33	7.30	7.27
20	7.24	7.21	7.18	7.15	7.12	7.09	7.06	7.03	7.00	6.97	6.94	6.91
21	6.88	6.85	6.82	6.79	6.76	6.73	6.70	6.67	6.64	6.61	6.58	6.55
22	6.52	6.50	6.47	6.44	6.41	6.38	6.36	6.33	6.30	6.27	6.24	6.22
23	6.19	6.16	6.13	6.11	6.08	6.05	6.03	6.00	5.97	5.94	5.92	5.89
24	5.86	5.84	5.81	5.79	5.76	5.74	5.71	5.69	5.66	5.63	5.61	5.58
25	5.56	5.53	5.51	5.48	5.46	5.44	5.41	5.39	5.36	5.34	5.32	5.29
26	5.27	5.24	5.22	5.20	5.18	5.15	5.13	5.11	5.08	5.06	5.04	5.01
27	4.99	4.97	4.95	4.93	4.91	4.88	4.86	4.84	4.82	4.80	4.78	4.75
28	4.73	4.71	4.69	4.67	4.65	4.63	4.61	4.59	4.57	4.55	4.53	4.51
29	4.49	4.47	4.45	4.43	4.41	4.39	4.37	4.35	4.33	4.32	4.30	4.28
30	4.26	4.24	4.22	4.20	4.18	4.17	4.15	4.13	4.11	4.09	4.07	4.06
31	4.04	4.02	4.00	3.98	3.97	3.95	3.93	3.91	3.90	3.88	3.86	3.84
32	3.83	3.81	3.79	3.78	3.76	3.74	3.72	3.71	3.69	3.67	3.66	3.64
33	3.62	3.61	3.59	3.57	3.55	3.54	3.52	3.50	3.49	3.47	3.45	3.44
34	3.42	3.40	3.39	3.37	3.35	3.34	3.32	3.30	3.29	3.27	3.25	3.24
35	3.22	3.20	3.18	3.17	3.15	3.13	3.12	3.10	3.08	3.07	3.05	3.03
36	3.02	3.00	2.98	2.96	2.95	2.93	2.91	2.90	2.88	2.86	2.85	2.83
37	2.81	2.79	2.78	2.76	2.74	2.73	2.71	2.69	2.68	2.66	2.64	2.62
38	2.61	2.59	2.57	2.56	2.54	2.52	2.51	2.49	2.47	2.45	2.44	2.42
39	2.40	2.39	2.37	2.35	2.34	2.32	2.30	2.29	2.27	2.25	2.24	2.22
40	2.20	2.19	2.17	2.15	2.14	2.12	2.11	2.09	2.07	2.06	2.04	2.02
41	2.01	1.84	1.67	1.51	1.34	1.17	1.00	0.84	0.67	0.50	0.33	0.17

* The values set forth in this table are applied to all ages, and apply to each formula set out in this Appendix.

2. Formula for Contracts with 90% Cap Feature.

See above for the Terms and Definitions Referenced in the Calculation Formula.

The following formula, which is set on the effective date of this feature and is not changed for the life of the guarantee, determines when a transfer is required:

On the effective date of this feature (and only on the effective date of this feature), the following asset transfer calculation is performed to determine the amount of Account Value allocated to the AST Investment Grade Bond Sub-account:

If  (B  /  (V  +  B)  (greater  than)  .90)  then

T              =               B  -  [(V  +  B)  *  .90]

If T is greater than $0 as described above, then no additional transfer calculations are performed on the effective date.

On each Valuation Day thereafter (including the effective date of this feature provided B / (V + B) (less than)= .90), the following asset transfer calculation is performed

Target Ratio r      =      (L  -  B)  /  V.

. If r (greater than) C\\u\\, assets in the Permitted Sub-accounts are transferred to AST Investment Grade Bond Sub-account.

. If r (less than) C\\l\\ and there are currently assets in the AST Investment Grade Bond Sub-account (F (greater than) 0), assets in the AST Investment Grade Bond Sub-account are transferred to the Permitted Sub-accounts.

The following formula, which is set on the Effective Date of this feature and is not changed for the life of the guarantee, determines the transfer amount:

T	=	Min (MAX (0, (0.90 * (V + B) ) - B), [L - B - V * C\ \ t \ \] / (1 - C\ \ t \ \) )	Money is transferred from the elected Permitted Sub-accounts to AST Investment Grade Bond Sub-Account

T	=	{Min (B, - [L - B - V * C\ \ t \ \] / (1 - C\ \ t \ \ ) )},	Money is transferred from the AST Investment Grade Bond Sub-account to the Permitted Sub- accounts.

RA17-1 SKU# RA17-1 5/08

ALLSTATE VARIABLE ANNUITY 3

Flexible Premium Deferred Variable Annuity Contract

Issued By

Wilton Reassurance Life Company of New York

Through

Allstate Life of New York Separate Account A

Supplement dated June 17, 2022 to the

Statement of Additional Information dated May 1, 2009

This supplement updates certain information contained in the Statement of Additional Information (“SAI”), dated May 1, 2009, for the Allstate RetirementAccess Variable Annuity B Series, L Series, and X Series flexible premium deferred variable annuity contract (the “Contract”) supported by Allstate Life of New York Separate Account A (the “Separate Account”) for which there is a related prospectus dated May 1, 2009, as supplemented on June 17, 2022. Please read this supplement and the SAI carefully in conjunction with the prospectus and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the SAI.

On October 1, 2021, Wilton Reassurance Company (“WRAC”) acquired Allstate Life Insurance Company of New York (“Allstate New York”). On November 1, 2021 Allstate New York merged into Wilton Reassurance Life Company of New York a subsidiary of WRAC (the “Merger”).

The Merger did not affect the terms of, or the rights and obligations under, the Contracts other than to change the insurance company that provides Contract benefits from Allstate New York to WRNY. The Contracts continue to be funded by the Separate Account. Contract values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Contractowners.

Administrative Office:

Street Address: 5801 SW 6th Ave., Topeka, KS 66636

Mailing Address: P.O. Box 758559, Topeka, KS 66675-8559

Telephone Number: 1-800-457-8207

Fax: 1-785-228-4584

Revisions to the SAI

The information below describes changes to the SAI as a result of the Merger and otherwise updates the SAI.

I.	References to Allstate New York Life Insurance Company throughout the SAI that are not otherwise addressed below are replaced with references to WRNY

II.	The section titled “THE COMPANY” is deleted and replaced with the following:

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

WRNY is a stock life insurance company incorporated under the laws of the State of New York. On October 1, 2021, Allstate New York became a wholly owned subsidiary of Wilton Reassurance Company (“Wilton”), a life insurance company incorporated under the laws of Minnesota. Subsequent to the acquisition, on November 1, 2021 Allstate New York merged into and become a part of WRNY another wholly owned subsidiary of Wilton. WRNY is engaged in the administration of life insurance and annuity contracts and is licensed in all 50 states, the District of Columbia, and the U.S. Virgin Islands.

WRNY’s home office is located at 800 Westchester Avenue, Suite 641 North, Rye Brook, New York.

III.	The section titled “PRINCIPAL UNDERWRITER” is deleted and replaced with the following:

Everlake Distributors, LLC., formerly Allstate Distributors, L.L.C., (“Everlake”) is the principal underwriter and distributor of the Contracts. The offering of the Contracts is continuous. The Contract is no longer available for new sales, but owners of outstanding Contracts may continue to make additional purchase payments.

IV.	The sections titled “EXPERTS” and “FINANCIAL STATEMENTS” are deleted and replaced with the following:

EXPERTS

The financial statements of each of the Sub-Accounts comprising the Allstate Life of New York Separate Account A included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements and financial highlights have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statutory-basis financial statements of Wilton Reassurance Life Company of New York, as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, incorporated by reference in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion on such financial statements prepared in accordance with accounting practices prescribed or permitted by the New York Department of Financial Services (“statutory basis”) and expresses an adverse opinion that the statutory-basis financial statements are not fairly presented in conformity with accounting principles generally accepted in the United States of America. Such financial statements have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The principal business address of Deloitte & Touche LLP is 30 Rockefeller Plaza, New York, NY 10112.

FINANCIAL STATEMENTS

The statements of net assets of each of the Sub-Accounts, which comprise the Separate Account, as of December 31, 2021, and the related statements of operations for the year or period then ended and statements of changes in net assets for each of the periods in the two year period ended December 31, 2021 are incorporated herein from Allstate Life of New York Separate Account A, Form N-VPFS, SEC File No. 811-07467, filed on April 15, 2022. The financial statements of Wilton Reassurance Life Company of New York as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 of Wilton Reassurance Life Company of New York are incorporated herein from Wilton Reassurance Life Co. of New York, Form S-1, SEC File No.333-260634, filed on April 11, 2022. The statutory basis financial statements of Wilton Reassurance Life Company of New York incorporated herein should be considered only as bearing upon the ability of Wilton Reassurance Life Company of New York to meet its obligations under the Policies.

STATEMENT OF ADDITIONAL INFORMATION

STATEMENT OF ADDITIONAL INFORMATION

May 1, 2009

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

ALLSTATE RETIREMENTACCESS VARIABLE ANNUITY

Allstate RetirementAccess variable annuity contracts (the “Annuities” or the “Annuity”) are individual variable annuity contracts issued by Allstate Life Insurance Company of New York (“Allstate New York”), a stock life insurance company that is a wholly-owned subsidiary of Allstate Life Insurance Company and is funded through the Allstate Life of New York Separate Account A (the “Separate Account”). Each Annuity is purchased by making an initial purchase payment of $10,000 or more (except for the B Series, which has a $1,000 minimum initial purchase payment). With some restrictions, you can make additional purchase payments by means other than electronic fund transfer of no less than $100 at any time during the accumulation phase. However, we impose a minimum of $50 with respect to additional purchase payments made through electronic fund transfers.

This Statement of Additional Information is not a prospectus and should be read in conjunction with the B Series, L Series, and X Series prospectus dated May 1, 2009, as supplemented. To obtain a copy of the prospectus, without charge, you can write to the Annuity Service Center, P.O. Box 70178, Philadelphia, Pennsylvania 19176, or contact us by telephone at (877) 234-8688.

This Statement of Additional Information uses the same defined terms as the prospectus for the Annuities, except as specifically noted.

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

We may add, delete, or substitute the Portfolio shares held by any Sub-account to the extent the law permits. We may substitute shares of any Portfolio with those of another Portfolio of the same or different underlying mutual fund if the shares of the Portfolio are no longer available for investment, or if we believe investment in any Portfolio would become inappropriate in view of the purposes of the Separate Account.

We will not substitute shares attributable to an Owner’s interest in a Sub-account until we have notified the Owner of the change, and until the SEC has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Separate Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Owners.

We also may establish additional Sub-accounts or series of Sub-accounts. Each additional Sub-account would purchase shares in a new Portfolio of the same or different underlying mutual fund. We may establish new Sub-accounts when we believe marketing needs or investment conditions warrant. We determine the basis on which we will offer any new Sub-accounts in conjunction with the Annuity to existing Owners. We may eliminate one or more Sub-accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Annuity as we believe necessary or appropriate to reflect any substitution or change in the Portfolios. If we believe the best interests of persons having voting rights under the Annuities would be served, we may operate the Separate Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.

1

THE ANNUITIES

The Annuities are primarily designed to aid individuals in long-term financial planning. You can use them for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.

COMPANY

Allstate Life Insurance Company of New York (“Allstate New York”) is a stock life insurance company organized under the laws of the State of New York. Allstate New York was incorporated in 1967 and was known as “Financial Life Insurance Company” from 1967 to 1978. From 1978 to 1984, Allstate New York was known as “PM Life Insurance Company.” Since 1984 the company has been known as “Allstate Life Insurance Company of New York.”

Allstate New York is currently licensed to operate in New York. Our home office is located at 100 Motor Parkway, Hauppauge, NY 11788-5107.

Allstate New York is a wholly owned subsidiary of Allstate Life Insurance Company (“Allstate Life”), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of the State of Illinois. With the exception of directors’ qualifying shares, all of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

On June 1, 2006, Allstate New York entered into an agreement (“the Agreement”) with Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America (“PICA”) pursuant to which Allstate New York sold, pursuant to a combination of coinsurance and modified coinsurance reinsurance, substantially all of its variable annuity business. Allstate New York and PICA also entered into an administrative services agreement pursuant to which PICA or an affiliate will administer the Separate Account and the Annuities after a transition period that may last up to two years. The benefits and provisions of the Annuities will not be changed by these transactions and agreements. None of the transactions or agreements will change the fact that we are primarily liable to you under your Annuity.

PRINCIPAL UNDERWRITER

We offer the Annuities to the public through banks as well as brokers licensed under the federal securities laws and state insurance laws. Allstate Distributors, L.L.C. (“Allstate Distributors”), a wholly owned subsidiary of Allstate New York, serves as the principal underwriter for the Separate Account and distributes the Annuities. The offering of the Annuities is continuous. We do not anticipate discontinuing the offering of the Annuities, but we reserve the right to do so at any time. Commission income of Allstate Distributors is as follows:

Allstate Distributors, L.L.C. Commission Income

Fiscal Year Ended	Commission Income
2008	$0
2007	0
2006	0

ALLOCATION OF INITIAL PURCHASE PAYMENT

As discussed in the prospectus, we generally will credit the initial purchase payment to your Annuity within two business days from the day on which we receive your payment at the Annuity Service Center. However, we may employ a different procedure than this if your Annuity purchase is in the form of several amounts originating from different sources. Specifically, if the first of such sums that we receive amounts to less than the minimum initial purchase payment, but you have indicated that other sums are forthcoming that, when aggregated, will equal or exceed the minimum, then with your consent we will hold such amount in our general account, without interest, for up to 90 days pending receipt of such additional sums and other required documentation. When we receive the minimum initial purchase payment and any other “good order” information that we need, we will thereafter allocate your purchase payment in the manner that you have specified.

DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit is computed as of the end of each business day. On any given business day the value of a Unit in each Sub-account will be determined by multiplying the value of a Unit of that Sub-account for

2

the preceding business day by the net investment factor for that Sub-account for the current business day. The net investment factor for any business day is determined by dividing the value of the assets of the Sub-account for that day by the value of the assets of the Sub-account for the preceding business day (ignoring, for this purpose, changes resulting from new purchase payments and withdrawals), and subtracting from the result the daily equivalent of the annual charge for all insurance and administrative expenses. The value of the assets of a Sub-account is determined by multiplying the number of shares of American Skandia Trust (the “Trust”) or other fund held by that Sub-account by the net asset value of each share and adding the value of dividends declared by the Trust or other fund but not yet paid. As we have indicated in the prospectus, each Annuity allows you to select or decline any of several benefit options that carries with it a specific asset-based charge. We maintain a unique unit value corresponding to each such annuity feature.

GENERAL MATTERS

Safekeeping of the Separate Account’s Assets We hold title to the assets of the Separate Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Portfolio shares held by each of the Sub-accounts.

The Portfolios do not issue stock certificates. Therefore, we hold the Separate Account’s assets in open account in lieu of stock certificates. See the Portfolios’ prospectuses for a more complete description of the custodian of the Portfolios.

Premium Taxes

Applicable premium tax rates depend on the Owner’s state of residency and the insurance laws and our status in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations, or judicial acts.

Tax Reserves

We do not establish capital gains tax reserves for any Sub-account nor do we deduct charges for tax reserves because we believe that capital gains attributable to the Separate Account will not be taxable.

EXPERTS

The financial statements included in this Statement of Additional Information and the related financial statement schedules have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

The following financial statements (and accompanying Reports of Independent Registered Public Accounting Firm) appear in the pages that follow:

•

financial statements of Allstate Life Insurance Company of New York as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and related financial statement schedules, and

•	the financial statements of the Sub-accounts which comprise Allstate Life of New York Separate Account A, as of December 31, 2008 and for each of the periods in the two-year period then ended.

The financial statements and related financial statement schedules of Allstate Life Insurance Company of New York included herein should be considered only as bearing upon the ability of Allstate Life Insurance Company of New York to meet its obligations under the Annuities.

PART C                                    OTHER INFORMATION

27. EXHIBITS

(a) Form of Resolution of the Board of Directors of Allstate Life Insurance Company of New York authorizing establishment of the Allstate Life of New York Separate Account A (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registrant’s Form N-4 Registration Statement (File No. 033-65381) dated April 30, 1999.)

(a)  (1) Board of Directors Resolution approving plan of merger – Allstate New York (Incorporated by reference from Registration Statement on Form N-6 for Allstate Life of New York Variable Life Separate Account A (File No. 333-260642) filed November 1, 2021.)

(a)(2) Board of Directors Resolution approving plan of merger – WRNY (Incorporated by reference from Registration Statement on Form N-6 for Allstate Life of New York Variable Life Separate Account A (File No. 333-260642.) filed November 1, 2021.)

(b) Not Applicable

(c) Underwriting Agreement (Incorporated herein by reference to Post-Effective Amendment No. 2 to this Registration Statement (File No. 033-74411) dated April 26, 2000.)

(c)(1) Amendment to Amended and Restated Principal Underwriting Agreement (Incorporated by reference from Registration Statement on Form N-6 for Allstate Life of New York Variable Life Separate Account A (File No. 333-260642) filed November 1, 2021.)

(d)(1) Form of Individual Flexible Premium Deferred Variable Annuity (Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-143228) dated May  24, 2007).

(d)(2) Form of Schedule - L Series. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(3) Form of Schedule - X Series. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(4) Form of Longevity Credit Rider. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(5) Form of Enhanced Dollar Cost Averaging Rider. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(6) Form of Enhanced Dollar Cost Averaging Schedule Supplement. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(7) Form of Highest Anniversary Value Death Benefit Rider. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(8) Form of Highest Anniversary Value Death Benefit Schedule Supplement. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(9) Form of Guaranteed Minimum Income Benefit Rider. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(10) Form of Guaranteed Minimum Income Benefit Schedule Supplement. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(11) Form of TrueIncome Benefit Rider. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(12) Form of TrueIncome Benefit Schedule Supplement. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(13) Form of TrueIncome - Spousal Benefit Rider. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(14) Form of TrueIncome - Spousal Benefit Schedule Supplement. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(15) Form of Individual Retirement Annuity Endorsement. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(16) Form of Roth Individual Retirement Annuity Endorsement. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(17) Form of TrueIncome-Highest Daily Benefit Rider. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated January  24, 2008.)

(d)(18) Form of TrueIncome-Highest Daily Benefit Schedule Supplement (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated January  24, 2008.)

(d)(19) TrueIncome - Highest Daily Schedule Supplement. (Incorporated herein by reference to Post-Effective Amendment No. 9 to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) filed April  24, 2009.)

(d)(20) TrueIncome - Highest Daily 7 Schedule Supplement. Incorporated herein by reference to Post-Effective Amendment No. 11 to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) filed April  24, 2009.)

(e) Form of application for variable annuity contract. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated October 1, 2007.)

(f) Amended and Restated Charter of Wilton Reassurance Life Company of New York (Incorporated by reference from Registration Statement on Form N-6 for Allstate Life of New York Variable Life Separate Account A (File No. 333-260642) filed November 1, 2021.)

(g) Not applicable

(h)(1) Participation Agreement among Allstate Life Insurance Company of New York, Advanced Series Trust, AST Investment Services, Inc. and Prudential Investments LLC. (Incorporated herein by reference to Pre-Effective Amendment No.  1 to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated October 1, 2007.)

(h)(2) Participation Agreement among Allstate Life Insurance Company of New York, ProFunds, and ProFund Advisors LLC. (Incorporated by reference to Form N-4 Registration Statement (File No. 333-143228) dated April 25, 2008.)

(i) Service Agreement among Allstate Life Insurance Company of New York, Intramerica Life Insurance Company and Wilton Re Services, Inc., effective October  1, 2021. (Incorporated by reference from Registration Statement on Form N-6 for Allstate Life of New York Variable Life Separate Account A (File No. 333-260642) filed November 1, 2021.)

(j) Not applicable.

(k) Opinion and Consent of Counsel (to be filed by amendment)

(l) Consent of Independent Auditor (to be filed by amendment)

(m) Not applicable

(n) Not applicable

(o) Not applicable

(99) Power of Attorney for Fleitz, Ponomarev, Braun, Sheefel, Lash, Schreiner, Overbeeke, Quinn, Deutsch, Sarlitto, Fahr (Incorporated by reference from Registration Statement on Form N6 for Allstate Life of New York Variable Life Separate Account A, (File No. 333-260638, 811-21250) filed November 1, 2021.)

99(b) Power of Attorney Dwyer, Moser (Incorporated by reference from Post-Effective Amendment No. 1 to Registration Statement on Form N-6 for Allstate Life of New York Variable Life Separate Account A (File No. 333-260638, 811-21250) filed February 10, 2022.)

28. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Unless otherwise indicated, the principal business address of each of the directors and officers of Wilton Reassurance Life Company of New York is 20 Glover Avenue, 4th Floor, Norwalk, CT 06850.

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITION AND OFFICE WITH DEPOSITOR OF THE ACCOUNT
Michael E. Fleitz	Director and Chairman of the Board

Dmitri Ponomarev	Director and Vice Chairman

Perry H. Braun	Director, Senior Vice President, Chief Investment Officer

Scott Sheefel	Director, President

Steven D. Lash	Director, Senior Vice President, Group Chief Financial Officer

Susan Moser	Director

John P. Schreiner*	Director

David Overbeeke*	Director

John J. Quinn*	Director

Robert Deutsch*	Director

James R. Dwyer*	Director

Lauren Mak	Senior Vice President, Chief Financial Officer

Enrico Treglia	Senior Vice President, Chief Operating Officer

Robert Buckner	Vice President, Valuation Actuary, Illustration Actuary

Robert Fahr	Vice President, Controller

Cathleen Manka	Tax Director

Patricia Harrigan	Secretary

Jaime Merritt	Assistant Secretary

Craig Mills	Assistant Secretary

Steven Hancock**	Chief Information Security Officer

Michael Khoury***	Claims Officer

Brandie Ray***	Claims Officer

Cindy Sumner***	Claims Officer

Individuals marked with an * are outside directors whose address is c/o WRNY, 800 Westchester Avenue, Suite 641 N, Rye Brook, NY 10573. The principal business address for individuals marked with ** is 5000 Yonge Street, Toronto, Ontario. The principal business address for individuals marked with *** is 900 Washington Ave., Waco, TX 76701.

29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

30. INDEMNIFICATION

The Amended and Restated Charter of Wilton Reassurance Life Company of New York (Depositor) provide for the indemnification of its directors against damages for breach of duty as a director, so long as such person acts or omissions were not in bad faith or involve intentional misconduct or acts or omissions that such person know or reasonable should have known violated the Insurance law or that constituted a knowing violation of any other law that such person personally gain in fact a financial profit or other advantage to which such person was not legally entitled.

Under the terms of the underwriting agreement, the Depositor agrees to indemnify the Distributor for any act or omission in the course of or in connection with rendering services under the underwriting agreement or arising out of the purchase , retention or surrender of a contract; provided however that the company will not indemnify Distributor for any such liability that results from the willful misfeasance, bad faith or gross negligence of Distributors or from the reckless disregard by Distributors of its duties and obligations arising under the underwriting agreement.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public Policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public Policy as expressed in the Act and will be governed by the final adjudication of such issue.

31. PRINCIPAL UNDERWRITERS

Everlake Distributors, LLC , f/k/a Allstate Distributors, L.L.C., (“Everlake”) serves as principal underwriter and distributor of the Policies.

In addition to Allstate Life of New York Variable Life Separate Account A, Everlake serves as the principal distributor of certain life insurance policies and the following separate accounts:

●	Allstate Life Variable Life Separate Account A

●	Intramerica Variable Annuity Account

●	Everlake Assurance Co Variable Life Separate Account

●	Everlake Life Insurance Co Variable Annuity Separate Account C

●	Everlake Life Variable Life Separate Account A

●	Everlake Financial Advisors Separate Account I

●	Lincoln Benefit Life Variable Annuity Account

●	Lincoln Benefit Life Variable Life Account

The following are the directors and officers of Everlake. The principal business address of each of the officers and directors listed below is 3100 Sanders Road, Suite 303, Northbrook, IL 60062.

Name	Position with Distributor
Tyler Earl Baxter Largey	Manager and Chairman of the Board
Angela Kay Fontana	Manager
Rebecca Diane Kennedy	Manager, President
Julie Ann Harrigan	Treasurer, Controller, FINOP
Patrick Joseph Jeneske	Chief Compliance Officer

Therese Marie Kirchhoff	AML Officer

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commission	Other Compensation
Everlake Distributors, LLC.	$0	$0	$0	$0

32. LOCATION OF ACCOUNTS AND RECORDS

Omitted.

33. MANAGEMENT SERVICES

None

34. REPRESENTATION REGARDING CONTRACT EXPENSES

Wilton Reassurance Life Company of New York hereby represents that the aggregate fees and charges deducted under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Wilton Reassurance Life Company of New York.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Norwalk, State of Connecticut, on the 17th day of June, 2022.

ALLSTATE LIFE OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT A (Registrant)

By: /s/ Michael E. Fleitz
Michael E. Fleitz
Director and Chairman of the Board
Wilton Reassurance Life Company of New York

WILTON REASSURANCE LIFE COMPANY OF NEW YORK
(Depositor)

By:/s/ Michael E. Fleitz
Michael E. Fleitz
Director and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the 17th day of June 2022.

Signature	Title	Date

_____*______________________________	Director and Chairman of the Board	06/17/22
Michael E. Fleitz	(Principal Executive Officer)

_____*______________________________	Director and Vice Chairman	06/17/22
Dmitri Ponomarev

_____*______________________________	Director, Senior Vice President, Chief Investment Officer	06/17/22
Perry H. Braun

______*_____________________________	Director, President	06/17/22
Scott Sheefel

______*_____________________________	Director, Group Chief Financial Officer, Senior Vice President	06/17/22
Steven D. Lash

______*_____________________________	Director	06/17/22
Susan Moser

______*_____________________________	Vice President, Controller	06/17/22
Robert Fahr

______*_____________________________	Director	06/17/22
John P. Schreiner

______*_____________________________	Director	06/17/22
David Overbeeke

______*_____________________________	Director	06/17/22
John J. Quinn

______*_____________________________	Director	06/17/22
Robert Deutsch

______*_____________________________	Director	06/17/22
James R. Dwyer

___/s/ Karen Carpenter______________________________ *Signed by Karen Carpenter as Attorney in Fact